

10011959
Nelnet 2009 | Annual Report
nelnet
EDUCATION PLANNING
& FINANCING



121 SOUTH 13TH STREET
SUITE 201
LINCOLN, NE 68508

p 402.458.2370
f 402.458.2399

www.nelnet.net
NELNET, INC.


Received SEC
APR 23 2010
Washington, DC 20549

Dear Shareholders,

2009 will be remembered as one of the toughest and best years in Nelnet's history, and the company is optimistic for 2010 and beyond. We remain focused on fulfilling our mission of making educational dreams possible with the education services we provide to students, families, schools, and financial organizations. These products and services help our customers plan, prepare, and pay for their education and make the administrative and financial processes more efficient for schools and financial institutions.

The year began with several severe challenges facing the company, the first being a significant disparity between the three-month financial commercial paper rate (CP) and three-month LIBOR. Most of our federal student loans are indexed to CP and our debt is indexed to LIBOR. Therefore, a wide spread between these indexes has a negative impact on the company's interest income. Then, in late February, President Obama proposed the elimination of the Federal Family Education Loan (FFEL) Program, a program that we have participated in since 1978 to help students and families access a college education. Finally, as the stock market bottomed out, and the financial sector continued to teeter, Nelnet's stock price hit an all-time low of $4 per share in March.


Credit Crisis: FFELP ABS Spreads
(Weighted Average of 3, 5, & 7-Year Notes)
Spread to LIBOR (bps)
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
25
-
Dec-06
Feb-07
Apr-07
Jun-07
Aug-07
Oct-07
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10

April, however, began the start of a tremendous turnaround that would solidify 2009 as one of Nelnet's best years so far. Favorable interest rates returned, we stayed focused on our core values, and we made significant progress toward meeting our 2009 objectives, including winning a contract to service loans for the Department of Education (Department). We are now financially stronger than at any point in 2009, and we anticipate a very bright future.

Meeting our key objectives in 2009

1. Growing and diversifying our fee-based revenue. Our strong business model focused on diversification is working, with our three core businesses—loan servicing, payment processing, and lead generation—

providing the foundation for our transition to a fee-based processing company. For 2009, total revenue from our fee-based businesses increased to $305 million, or 66 percent of total revenue, excluding fixed rate floor income. Importantly, our customer retention and satisfaction rates are extremely strong in these fee-based businesses, and we are adding new products and services in these areas.

Our established fee-based businesses continue to grow and provide the core for our innovative culture and our focus on investing in future customer-driven solutions. Through this combination of growth and innovation, we are best able to deliver sustained, long-term value.

Loan servicing, provided through Nelnet Diversified Solutions (NDS), includes our Student Loan and Guaranty Servicing operating segment and Software and Technical Services operating segment. These businesses provide origination and servicing of FFELP and private student loans, servicing and support outsourcing for guaranty agencies, and information technology products and services, including student loan software solutions.

In June, we were excited to be chosen as one of four loan servicers for the Department. This was an important win for the company's future growth and focus on fee-based businesses. We began servicing loans for 22,000 of the Department's borrowers in September 2009, and as of March 1, 2010, we were already servicing loans for nearly 800,000 borrowers. We look forward to developing this partnership, increasing our servicing volume under the contract, and effectively serving students and schools on behalf of the Department.

Payment processing, provided through Nelnet Business Solutions (NBS), includes our Tuition Payment Processing and Campus Commerce operating segment. This business provides value-added payment processing products and services to K-12 schools, colleges and universities, and the students that attend these schools. In addition, NBS provides customer-focused electronic transactions and account and bill presentment to colleges and universities.

In 2009, NBS launched a major update to its core product, Tuition Management and Payment Processing. The many enhancements to the system are helping parents better manage tuition and fee payments and helping schools collect payments and track all fees through a single system. NBS currently has actively managed tuition payment plans in place at more than 4,500 K-12 schools through its FACTS brand and more than 700 colleges and universities. To date, Tuition Management and Payment Processing has been very well-received by our customers. Our goals in this area are to develop a relationship with 100 percent of the families in the K-12 schools we serve with payment plans and to process 100 percent of the transactions on the campuses we provide with campus commerce services.

Lead generation products and services, offered by Nelnet Enrollment Solutions (NES), help colleges recruit and retain students (lead generation and recruitment services) and assist students with planning and preparing for college (content management, publishing, and editing services). These key lead generation businesses showed an exciting 33 percent increase in net income in 2009. We will continue to support the significant progress NES is making toward creating a comprehensive interactive marketing business that serves all of higher education.

NES operates with several strategic brands in the marketplace. CUnet offers online performance media and interactive marketing services that drive qualified student inquiries and enrollments for the higher education industry. Peterson's is a leading provider of products that help students and families with college search and selection, test preparation, and financial aid. In addition, ResumeEdge, JobInterviewEdge, and EssayEdge are recognized for providing excellent resume writing, job interview preparation, and essay editing services to job seekers and college applicants throughout the United States and Canada.

2. Continuing to reduce operating costs. For 2009, our run rate operating expenses decreased 14 percent, or nearly $50 million. As part of our effort, we have reduced our information technology costs by half over the last few years and substantially reduced our unallocated corporate overhead.

3. Maximizing the value of our existing student loan portfolio. More than 99 percent of Nelnet's federal student loans are financed for the life of the loan at rates we currently believe will generate significant future cash flow. Narrower spreads and historically low interest rates are continuing to provide an opportunity for the company to generate substantial near-term value and cash flow from its student loan portfolio. For 2009, Nelnet reported net interest income of $206 million, compared with $163 million for 2008. Maximizing the value of our $24 billion portfolio will continue to be a priority.

4. Reducing our liquidity exposure. We closed three new securitizations in 2009 and reduced the federal student loans in our warehouse facilities from $2.7 billion in November 2008 to under $100 million today. We also participated over $100 million in private loans to local and regional banks, decreasing the number of private loans we currently fund on our balance sheet to under $150 million, from a high of $300 million at the beginning of 2009. As a result, we have essentially eliminated our liquidity exposure.

5. Reducing our unfunded debt burden. We bought back and paid down $200 million of our unsecured debt that comes due in May 2010 and more than $300 million of asset-backed debt. We currently have $67 million in debt that comes due in May 2010 against cash and investments in excess of $500 million. Along with the strong cash flow from operations and our student loan portfolio, we are positioned well to also pay down our line of credit, which comes due in May 2012 and has an outstanding balance of $692 million.

Maintaining our values

Given the turmoil Nelnet has been through the last few years with student loan reform and the financial earthquake that hit the world economy, I feel extremely fortunate. Our values and priorities of focusing on our customers, associates, diversified revenue, open communication, and giving back to our communities has served us very well and will continue to guide us through whatever is ahead.

I have included my perspective on fundamental value in all of our annual reports as a public company. As I hope you know, I feel strongly about this concept, and I reiterate it below:

> We believe in conservative and transparent accounting policies. We do not use gain-on-sale accounting. Rather, we record all assets and liabilities on our balance sheet. This is both transparent and conservative because it does not result in the front-loading of revenues. We recognize income as it is generated, and thus, there is no residual risk associated with the figures reported on our income statement or residuals included in our equity on our balance sheet.
>
> It is our goal for each Nelnet shareholder to record a gain or loss in market value proportional to the gain or loss in per-share fundamental value recorded by the company. To achieve this goal, we will strive to maintain a one-to-one relationship between the company's fundamental value and the market price. As that implies, we would rather see Nelnet's stock price at a fair level than at an inflated level. Our fair value approach may not be preferred by all investors, but we believe it aligns with our long-term approach to both our business model and market value.
>
> We will communicate our value measurements in several ways, including through the annual report, quarterly reports, and our annual shareholders' meeting. We will also issue

press releases or other forms of communication regarding business developments as appropriate throughout the year.

We will not lose sight of our fundamental value. Fundamental value is the concept by which we encourage our shareholders to evaluate their investment in Nelnet over the long term. It is the estimated value of cash that can be taken out of a business during its remaining life. Due to the subjective nature of deriving fundamental value, we will not force our estimates on investors through quarterly guidance, but we will supply, as noted above, the information we believe is critical to our value calculation.

Consistent with our conservative approach and long-term focus, Nelnet has not issued stock options and does not use gain-on-sale accounting. Our leaders receive their incentive payments in Nelnet stock to align individual goals with Nelnet's emphasis on long-term value creation. This long-term focus helped us through the financial crisis that broadly impacted the student loan industry when the ability to finance student loans in the asset-backed securitization market became difficult and then almost impossible.

Over time our core values, conservative principles, and great team have served us well to deliver significant value to our customers. This approach is also delivering real economic results:

- In 2003, the year we went public, our shareholders' equity was $305 million. In 2009, it was $785 million.
- In 2003, our book value per share was $5.70. In 2009, it was $15.73.
- In 2003, our base net income[1] was $28 million. In 2009, it was $195 million.
- In 2003, we generated $153 million in cash flow from operations. In 2009, it was $325 million.
- In 2003, the vast majority of our business was subject to political risk. In 2009, 66% of revenue was from fee-for-service businesses and, therefore, less subject to political risk.

Earnings Growth

	Year ended December 31,						
	2003	2004	2005	2006	2007	2008	2009
GAAP net income	$ 27,103	149,179	181,122	68,155	32,854	28,662	139,125
Base net income[1], excluding discontinued operations, restructuring charges (net of tax), impairment expense (net of tax), and liquidity related charges (net of tax)	27,797	54,938	75,681	76,130	85,270	81,095	194,864
Earnings per common share:							
GAAP	0.60	2.78	3.37	1.27	0.66	0.58	2.79
Base net income[1], excluding discontinued operations, restructuring charges (net of tax), impairment expense (net of tax), and liquidity related charges (net of tax)	0.61	1.02	1.41	1.42	1.72	1.65	3.94

Shareholder Value

	As of December 31,							2003 - 2009
	2003	2004	2005	2006	2007	2008	2009	CAGR
Shareholders' equity	$ 305,489	456,175	649,492	671,850	608,879	643,226	784,563	17.0%
Tangible shareholders' equity	293,859	439,383	405,862	318,842	331,354	390,994	587,308	12.2%
Book value per common share	5.70	8.50	12.03	12.79	12.31	13.05	15.73	18.4%
Tangible book value per common share	5.48	8.19	7.52	6.07	6.70	7.93	11.77	13.6%

Outlook on the future

With our strong results for 2009, we are now positioned to move from a defensive position to an optimistic outlook focused on growing our fee-based businesses. Our core businesses (servicing, payment processing, and lead generation, as well as technology and finance) make the delivery of education easier and more efficient for students, families, schools, and financial institutions. These businesses will have significant growth opportunities as demand for education increases, as the education process becomes more complex, and as schools seek to become more efficient. We will continue to innovate around these core areas to add more value to our customers and to position the company for long-term success.

In 2010, we will focus on the following objectives:

1. Growing and diversifying our fee-based revenue
2. Executing, implementing, and deploying significant projects
3. Strengthening our balance sheet and cash position
4. Managing our expense structure (as we move from cutting to growing again)
5. Being ready to seize opportunities
6. Providing learning and development opportunities for associates and leaders

Thanking our associates

Our associates continue to impress me. They remain committed to living our core values and doing business the right way no matter how difficult the circumstance. I want to thank all of our associates across all of our business lines—their hard work and dedication to our customers has been absolutely amazing. With these talented people on our team, I cannot wait to see the great things we will do next to add value to our customers and help make their dreams possible.

Sincerely,

Mike Dunlap

Michael S. Dunlap
Chairman of the Board of Directors and Chief Executive Officer

[1] "Base net income" is GAAP net income excluding derivative market value, foreign currency, and put option adjustments, amortization of intangible assets, compensation related to business combinations, variable-rate floor income, and discontinued operations. A description of "base net income" and a reconciliation of GAAP net income to "base net income" can be found in supplemental financial information online at www.nelnetinvestors.com.

10-K


nelnet
EDUCATION PLANNING
& FINANCING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

COMMISSION FILE NUMBER 001-31924

NELNET, INC.

(Exact name of registrant as specified in its charter)

NEBRASKA	**84-0748903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
121 SOUTH 13TH STREET, SUITE 201	**68508**
LINCOLN, NEBRASKA	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: (402) 458-2370

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS

Class A Common Stock, Par Value $0.01 per Share

NAME OF EACH EXCHANGE ON WHICH REGISTERED: New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the Registrant's voting common stock held by non-affiliates of the Registrant on June 30, 2009 (the last business day of the Registrant's most recently completed second fiscal quarter), based upon the closing sale price of the Registrant's Class A Common Stock on that date of $13.59 per share, was $375,157,182. For purposes of this calculation, the Registrant's directors, executive officers, and greater than 10 percent shareholders are deemed to be affiliates.

As of January 31, 2010, there were 38,392,691 and 11,495,377 shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share, outstanding, respectively (excluding 11,317,364 shares of Class A Common Stock held by a wholly owned subsidiary).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed for its 2010 Annual Meeting of Shareholders, scheduled to be held May 27, 2010, are incorporated by reference into Part III of this Form 10-K.

NELNET, INC.
FORM 10-K
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This report contains forward-looking statements and information that are based on management's current expectations as of the date of this document. Statements that are not historical facts, including statements about the Company's expectations and statements that assume or are dependent upon future events, are forward-looking statements. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause the actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, the risks and uncertainties set forth in "Risk Factors" and elsewhere in this Annual Report on Form 10-K (the "Report"); increases in financing costs; limits on liquidity; any adverse outcomes in any significant litigation to which the Company is a party; changes in the terms of student loans and the educational credit marketplace arising from the implementation of, or changes in, applicable laws and regulations (including changes resulting from new laws, such as any new laws enacted to implement the Administration's 2010 budget proposals as they relate to the Federal Family Education Loan Program (the "FFEL Program" or "FFELP") of the U.S. Department of Education (the "Department")), which may reduce the volume, average term, special allowance payments, and yields on student loans under the FFELP, or result in loans being originated or refinanced under non-FFEL programs or may affect the terms upon which banks and others agree to sell FFELP loans to the Company. The Company could also be affected by changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students, and their families; the Company's ability to maintain its credit facilities or obtain new facilities; the ability of lenders under the Company's credit facilities to fulfill their lending commitments under these facilities; changes to the terms and conditions of the liquidity programs offered by the Department; changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase, or carry education loans; losses from loan defaults; changes in prepayment rates, guaranty rates, loan floor rates, and credit spreads; uncertainties inherent in forecasting future cash flows from student loan assets and related asset-backed securitizations; the uncertain nature of estimated expenses that may be incurred and cost savings that may result from restructuring plans; incorrect estimates or assumptions by management in connection with the preparation of the consolidated financial statements; and changes in general economic conditions. Additionally, financial projections may not prove to be accurate and may vary materially. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this Report. The Company is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this Report or unforeseen events. Although the Company may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so except as required by securities laws.

PART I.

ITEM 1. BUSINESS

Overview

Nelnet, Inc (the "Company") is a transaction processing and finance company focused primarily on providing quality education related products and services to students, families, schools, and financial institutions nationwide. The Company was formed as a Nebraska corporation in 1977. The Company earns its revenues from fee-based processing businesses, including its loan servicing, payment processing, and lead generation businesses, and the net interest income on its student loan portfolio.

Customers

The Company's customers consist of:

- Students and families
- Colleges and universities
- Private, parochial, and other K-12 institutions
- Lenders, holders, and agencies in education finance

An increase in the size of the education market generally increases the demand for the Company's products and services. The education market continues to grow with rising student enrollment and the rising annual cost of enrollment. In addition, demand for the Company's products and services increases as education-related processes become more complex and schools have a need to become more efficient.



Total Student Enrollment (millions)
90
80
70
60
50
40
30
20
10
0
47
55
60
14
18
20
61
73
80
1990
2006
2017 (projected)
PK - 12 (1)
Higher Ed (1)
Total



Annual Cost of Higher Education (thousands) (2)
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$21.5
$22.2
$23.9
$24.9
$26.1
$27.5
$28.7
$30.5
$32.3
$34.2
$8.1
$8.4
$9.0
$9.7
$10.5
$11.4
$12.1
$12.8
$13.6
$14.4
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Public 4-Year
Private 4-Year

(1) Source: Digest of Education Statistics 2008, National Center for Education Statistics, U.S. Department of Education, March 2009, NCES 2009-020

(2) Source: College Board; average published tuition, fees, room and board at four-year institutions in current dollars (enrollment-weighted).

Product and Service Offerings

The Company offers a broad range of pre-college, in-college, and post-college products and services that help students and families plan and pay for their education and plan their careers. The Company's products and services are designed to simplify the education planning and financing process and provide value to customers throughout the education life cycle.



[Return to School]
K
9 10 11
12
TRANSITION
COLLEGE
GRADUATE
CAREER
529 Plans
Grant & Aid Tuition Payment Plans
Practice Tests
Coaching
Counseling
List Generation
College Match
Affordability Analysis
Scholarship Searches
Essay Editing
Admissions
Applications
Military Testing
List Generation
Campus Commerce
Tuition Payment Plans
Enrollment Management
Scholarship Searches
Stafford, PLUS & Private Loans
Student Loan Servicing
Guarantee Agency Services
Essay Editing
GradPLUS Loans
Stafford Loans
Student Loan Servicing
Guarantee Agency Services
Debt Management & Collection Services
Resume Writing

Operating Segments


Operating Segments
Fee-Based Operating Segments
Student Loan and Guaranty Servicing
FFELP
Non-federally insured
Department of Education
Guaranty
Tuition Payment Processing and Campus Commerce
K-12
College
Enrollment Services
Lead Generation
Publishing and Editing Services
Content Management
Recruitment Services
Software and Technical Services
Software Sales
Software Development
Technical Consulting
Asset Generation and Management
Asset Generation
Portfolio Management

The Company has five operating segments, as follows:

- Student Loan and Guaranty Servicing
- Tuition Payment Processing and Campus Commerce
- Enrollment Services
- Software and Technical Services
- Asset Generation and Management

The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. Management evaluates the Company's generally accepted accounting principles ("GAAP") based financial information as well as operating results on a non-GAAP performance measure referred to as "base net income." Management believes "base net income" provides additional insight into the financial performance of the core operations. For further information, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company includes separate financial information about its operating segments in note 22 of the notes to the consolidated financial statements included in this Report.

Operating Results - Revenue Diversification

The Company ranks among the nation's leaders in terms of total student loan assets originated, held, and serviced, principally consisting of loans originated under the FFEL Program (a detailed description of the FFEL Program is included in Appendix A to this Report). In recent years, the Company has expanded products and services generated from businesses that are not dependent upon the FFEL Program (as shown below), thereby reducing legislative and political risk related to the education lending industry. Revenues from these businesses are primarily generated from products and services offered in the Company's Tuition Payment Processing and Campus Commerce and Enrollment Services operating segments. The following chart summarizes the percent of external revenue earned by the Company's operating segments when excluding Corporate Activity and Overhead and fixed rate floor income included in the Asset Generation and Management operating segment. (See Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk" for further details related to the Company's fixed rate floor income.) The chart shows the increased contribution of revenue from fee-based segments.



2009
66.3%
33.7%
2008
54.5%
45.5%
2007
53.3%
46.7%
Fee-based segments
Asset Generation and Management

The following tables summarize the Company's revenues by operating segment (dollars in thousands):

	Year ended December 31, 2009					
	External		Intersegment		As reported by segment	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Student Loan and Guaranty Servicing	$ 114,086	19.7 %	$ 85,104	63.5 %	$ 199,190	28.0 %
Tuition Payment Processing and Campus Commerce	53,956	9.4	237	0.2	54,193	7.6
Enrollment Services	119,397	20.7	555	0.4	119,952	16.9
Software and Technical Services	17,463	3.0	14,586	10.9	32,049	4.5
Total revenue from fee-based segments	304,902	52.8	100,482	75.0	405,384	57.0
Asset Generation and Management	300,004	51.9	(2,003)	(1.5)	298,001	41.8
Corporate Activity and Overhead	(27,073)	(4.7)	35,472	26.5	8,399	1.2
Total revenue	$ 577,833	100.0 %	$ 133,951	100.0 %	$ 711,784	100.0 %

	Year ended December 31, 2008					
	External		Intersegment		As reported by segment	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Student Loan and Guaranty Servicing	$ 105,664	20.0 %	$ 75,361	51.6 %	$ 181,025	26.9 %
Tuition Payment Processing and Campus Commerce	49,844	9.5	302	0.2	50,146	7.4
Enrollment Services	112,459	21.3	2	0.0	112,461	16.7
Software and Technical Services	19,731	3.7	6,831	4.7	26,562	3.9
Total revenue from fee-based segments	287,698	54.5	82,496	56.5	370,194	54.9
Asset Generation and Management	277,971	52.6	(2,190)	(1.5)	275,781	40.9
Corporate Activity and Overhead	(37,503)	(7.1)	65,574	45.0	28,071	4.2
Total revenue	$ 528,166	100.0 %	$ 145,880	100.0 %	$ 674,046	100.0 %

	Year ended December 31, 2007					
	External		Intersegment		As reported by segment	
	Dollars	Percent	Dollars	Percent	Dollars	Percent
Student Loan and Guaranty Servicing	$ 133,234	23.8 %	$ 74,687	73.9 %	$ 207,921	31.4 %
Tuition Payment Processing and Campus Commerce	46,568	8.3	688	0.7	47,256	7.2
Enrollment Services	104,245	18.6	891	0.9	105,136	15.9
Software and Technical Services	22,093	3.9	15,683	15.5	37,776	5.7
Total revenue from fee-based segments	306,140	54.6	91,949	91.0	398,089	60.2
Asset Generation and Management	278,671	49.8	(3,737)	(3.7)	274,934	41.6
Corporate Activity and Overhead	(24,705)	(4.4)	12,777	12.7	(11,928)	(1.8)
Total revenue	$ 560,106	100.0 %	$ 100,989	100.0 %	$ 661,095	100.0 %

Fee-Based Operating Segments

Student Loan and Guaranty Servicing

The Company's Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolio and the portfolios of third parties and servicing provided to guaranty agencies. The loan servicing activities include loan origination activities, loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating fee revenue when performed for third-party clients. The guaranty servicing activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services to guaranty agencies. The Company's student loan servicing division uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under Title IV of the Higher Education Act of 1965, as amended (the "Higher Education Act").

In June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service all federally-owned student loans, including FFELP loans purchased by the Department pursuant to the Ensuring Continued Access to Student Loans Act of 2008 ("ECASLA"). ECASLA enabled the Department to purchase FFELP loans in an effort to bring liquidity and stability back to the student loan market. No later than August 2010, the Company expects to also begin servicing new loans originated under the Federal Direct Loan Program (the "Direct Loan Program"). Under the Direct Loan Program, the Federal government lends money directly to students and families. The contract spans five years with one, five-year renewal option. The Company began servicing loans for the Department under this contract in September 2009.

The four primary product offerings of this operating segment and each one's percentage of total third-party Student Loan and Guaranty Servicing revenue provided during the year ended December 31, 2009 are as follows:

- Origination and servicing of commercial FFEL Program loans (54.0%)
- Origination and servicing of non-federally insured student loans (7.5%)
- Servicing of loans for the Department of Education (1.5%)
- Servicing and support outsourcing for guaranty agencies (37.0%)

The following chart summarizes the Company's loan servicing volumes (dollars in millions):


$40,000
$37,500
$35,000
$32,500
$30,000
$27,500
$25,000
FFELP servicing
Non-federally insured servicing
Guarantee Volume O/S
FFELP - ED Loan Purchase Eligible (a)
Government servicing (b)
$33,817
$1,616
$32,201
$35,889
$1,675
$1,535
$32,679
$37,549
$3,439
$1,722
$1,273
$31,115
As of Dec 31, 07
As of Dec 31, 08
As of Dec 31, 09
Company Owned
$25,420
$24,136
$23,139
% of Total
75.2%
67.3%
61.6%

(a) As of December 31, 2009, the Company was servicing $464.2 million of loans owned by the Company and $809.3 million of loans for third parties that were disbursed on or after July 1, 2009 and may be eligible to be sold to the Department of Education pursuant to its 2009-2010 academic year Loan Purchase

Commitment Program. The Company expects to retain the servicing on all 2009-2010 loans sold to the Department which are currently being serviced by the Company.

(b) As of December 31, 2009 and March 1, 2010, the Company was servicing approximately $3.4 billion and $6.3 billion, respectively, of loans under the Department's servicing contract, which includes approximately $1.5 billion and $4.3 billion of loans not previously serviced by the Company that were sold by third parties to the Department as part of the ECASLA Purchase Program.

The Company performs the origination and servicing activities for FFEL Program loans for itself as well as third-party clients. The Company believes service, reputation, and/or execution are factors considered by schools in developing their lender lists and customers in selecting a servicer for their loans. Management believes it is important to provide exceptional customer service at a reasonable price in order to increase the Company's loan servicing and origination volume at schools with which the Company does business.

The Company serviced FFELP loans on behalf of approximately 80 third-party servicing customers as of December 31, 2009 and 2008. The Company's FFELP servicing customers include national and regional banks, credit unions, and various state and non-profit secondary markets. The majority of the Company's external FFELP loan servicing activities are performed under "life of loan" contracts. Life of loan servicing essentially provides that as long as the loan exists, the Company shall be the sole servicer of that loan; however, the agreement may contain "deconversion" provisions where, for a fee, the lender may move the loan to another servicer. In recent years, the Company has experienced a reduction of participating lenders for a variety of reasons, including if third-party servicing clients commence or increase internal servicing activities, shift volume to another service provider, or exit the FFEL Program completely.

The Company also provides origination and servicing activities for non-federally insured loans. Although similar in terms of activities and functions (i.e., disbursement processing, application processing, payment processing, statement distribution, and reporting), non-federally insured loan servicing activities are not required to comply with provisions of the Higher Education Act and may be more customized to individual client requirements. The Company serviced non-federally insured loans on behalf of approximately 15 third-party servicing customers as of December 31, 2009 and 2008.

The Direct Loan Program has historically used one provider for the origination and servicing of loans. For the federal fiscal year ended September 30, 2009, the estimated volume for the Direct Loan Program was approximately $38 billion, an increase of 110% from the federal fiscal year ended September 30, 2008. This increase was the result of schools shifting from the FFELP to the Direct Loan Program as a result of lenders exiting the FFELP marketplace due to legislation and capital market disruptions. Regardless of the outcome of the currently proposed legislation (see "Recent Developments – Legislation"), the Direct Loan Program volume is expected to increase substantially in the next few years, which would lead to an increase in servicing volume for the Department's four private sector servicers. Servicing volume has initially been allocated by the Department to the four servicers and performance factors such as customer satisfaction levels and default rates will determine volume allocations over time.

The Company also provides servicing support for guaranty agencies, which are the organizations that serve as the intermediary between the U.S. federal government and FFELP lenders, and are responsible for paying the claims made on defaulted loans. The Department has designated approximately 30 guarantors that have been formed as either state agencies or non-profit corporations that provide FFELP guaranty services in one or more states. Approximately half of these guarantors contract externally for operational or technology services. The services provided by the Company include operational, administrative, financial, and technology services to guarantors participating in the FFEL Program and state agencies that run financial aid grant and scholarship programs.

The Company's four guaranty servicing customers include Tennessee Student Assistance Corporation, College Assist (which is the Colorado state-designated guarantor of FFELP student loans – formerly known as College Access Network), National Student Loan Program, and the Higher Education Assistance Commission of New York.

Competition

There is a relatively large number of lenders and servicing organizations who participate in the FFEL Program. The chart below lists the top 10 servicing organizations for FFELP loans as of December 31, 2008.

Top FFELP Loan Servicers

Rank	Name	$ millions (a)	
1	Sallie Mae	178,191	(b)
2	AES/PHEAA	60,063	(b)
3	ACS Education Services (formerly reported under AFSA)	55,600	
4	Great Lakes	41,554	(b)
5	Nelnet	35,889	(b)
6	Citibank, The Student Loan Corporation	24,889	
7	Wells Fargo Education Financial Services	18,064	
8	EdFinancial Services	9,779	
9	Xpress Loan Servicing	8,996	
10	Kentucky Higher Education Student Loan Corporation	8,186	

Source: 2009 SLSA Servicing Volume Survey and company filings

(a) As of December 31, 2008, except for ACS Education Services and Citibank, The Student Loan Corporation which are as of June 30, 2009.

(b) Represent the four private sector companies awarded a servicing contract to service Direct Loan Program loans.

The principal competitor for existing and prospective FFELP loan and guaranty servicing business is SLM Corporation, the parent company of Sallie Mae. Sallie Mae is the largest FFELP provider of origination and servicing functions as well as one of the largest service providers of non-federally guaranteed loans.

The Company believes the number of guaranty agencies contracting for technology services will increase as states continue expanding the scope of their financial aid grant programs and as a result of existing deficient or outdated systems. Since there is a finite universe of clients, competition for existing and new contracts is considered high. Agencies may choose to contract for part or all of their services, and the Company believes its products and services are competitive. To enhance its competitiveness, the Company continues to focus on service quality and technological enhancements.

Tuition Payment Processing and Campus Commerce

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help institutions and education-seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle.

The K-12 market consists of nearly 30,000 private and faith-based educational institutions nationally. In the K-12 market the Company offers tuition management services as well as assistance with financial needs assessment, enrollment management, and donor management. The Company has actively managed tuition payment plans in place at approximately 4,500 K-12 educational institutions.

Tuition management services include payment plan administration, ancillary billing, accounts receivable management, and record keeping. K-12 educational institutions contract with the Company to administer deferred payment plans where the institution allows the responsible party to make monthly payments over 6 to 12 months. The Company collects a fee from either the institution or the payer as an administration fee.

The Company offers two principal products to the higher education market: actively managed tuition payment plans and campus commerce outsourcing. The Company has actively managed tuition payment plans in place at approximately 700 colleges and universities. Higher educational institutions contract with the Company to administer deferred payment plans where the institution allows the responsible party to make monthly payments on either a semester or annual basis. The Company collects a fee from either the institution or the payer as an administration fee.

The campus commerce solution, *QuikPay®*, is sold as a subscription service to colleges and universities. *QuikPay* processes payments through the appropriate channels in the banking or credit card networks to make deposits into the client's bank account. It can be further deployed to other departments around campus as requested (e.g., application fees, alumni giving, parking, events, etc.). There are approximately 220 college and university campuses using the *QuikPay* system. The Company earns revenue for e-billing, hosting/maintenance, credit card convenience fees, and e-payment transaction fees.

Competition

This segment of the Company's business focuses on two separate markets: private and faith-based K-12 schools and higher education colleges and universities.

The Company is the largest provider of tuition management services to the private and faith-based K-12 market in the United States. Competitors include: banking companies, tuition management providers, financial needs assessment providers, accounting firms, and a myriad of software companies.

In the higher education market, the Company targets business offices at colleges and universities. In this market, the primary competition is limited to three tuition payment providers, as well as solutions developed in-house by colleges and universities.

The Company's principal competitive advantages are (i) the service it provides to institutions, (ii) the information management tools provided with the Company's service, and (iii) the Company's ability to interface with the institution's clients. The Company believes its clients select products primarily on technological superiority and feature functionality, but price and service also impact the selection process.

Enrollment Services

The Company's Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students (lead generation and recruitment services) and helping students plan and prepare for life after high school (content management and publishing and editing services). The Company's enrollment products and services include the following:

Lead Generation
- Vendor lead management services
- Admissions lead generation

Recruitment Services
- Pay per click marketing management
- Email marketing
- List marketing services
- Admissions consulting

Content Management
- Online courses
- Licensing of scholarship data
- Call center services

Publishing and Editing Services
- Test preparation study guides
- Essay editing services

As with all of the Company's products and services, the Company's focus is on the education seeking family – both college bound and in college – and the Company delivers products and services in this segment through four primary customer channels: higher education, corporate and government, K-12, and direct-to-consumer/customer service. Many of the Company's products in this segment are distributed online; however, products such as test preparation study guides are distributed as printed materials.

Competition

In this segment, the primary areas in which the Company competes are: lead generation and management, test preparation study guides and online courses, and call center services.

There are several large competitors in the areas of lead generation and test preparation, but the Company does not believe any one competitor has a dominant position in all of the product and service areas offered by the Company. The Company has seen increased competition in the area of call center operations, including outsourced admissions, as other companies have recognized the potential in this market.

The Company competes through various methods, including price, brand awareness, depth of product and service selection, and customer service. The Company has attempted to be a "one stop shop" for the education seeking family looking for career assessment, test preparation, and college information. The Company also offers its institutional clients a breadth of services unrivaled in the education industry.

Software and Technical Services

The Company's Software and Technical Services Operating Segment develops student loan servicing software, which is used internally by the Company and also licensed to third-party student loan holders and servicers. This segment also provides information technology products and services, with core areas of business in educational loan software solutions, legacy modernization, technical consulting services, and Enterprise Content Management solutions.

The Company's clients within the education loan marketplace include large and small financial institutions, secondary markets, loan originators, and loan servicers. A significant portion of the software and technology services business is dependent on the existence of and participants in the FFEL Program. If the federal government were to terminate the FFEL Program or the number of entities participating in the program were to decrease, the Company's software and technical services segment would be impacted. The recent legislation and capital market disruptions have had an impact on the profitability of FFEL Program participants. As a result, the number of entities participating in the FFEL Program has and may continue to be adversely impacted. This impact could have an effect on the Company's software and technical services segment. In order to mitigate any negative impact as a result of changes in the FFEL Program, the Company is working to diversify revenues in this segment.

Competition

The Company is one of the leaders in the education loan software processing industry. Many lenders in the FFEL Program utilize the Company's software either directly or indirectly. Management believes the Company's competitors in this segment are much smaller than the Company and do not have the depth of knowledge or products offered by the Company.

The Company's primary method of competition in this segment is based upon its depth of knowledge, experience, and product offerings in the education loan industry. The Company believes it has a competitive edge in offering proven solutions, since the Company's competition consists primarily of consulting firms that offer services and not products.

Asset Generation and Management Operating Segment

The Asset Generation and Management Operating Segment includes the origination, acquisition, management, and ownership of the Company's student loan assets, which has historically been the Company's largest product and service offering. The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the costs associated with originating, acquiring, and financing its portfolio. The Company generates student loan assets through direct origination or through acquisitions. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose. During 2009, the Company also generated a significant gain from the sale of certain loans, as discussed further below. In addition to the student loan portfolio, all costs and activity associated with the generation of assets, funding of those assets, and maintenance of the debt transactions are included in this segment.

Student loans consist of federally insured student loans and non-federally insured student loans. Federally insured student loans are made under the FFEL Program. The Company's portfolio of federally insured student loans is subject to minimal credit risk as these loans are guaranteed by the Department of Education at levels ranging from 97% to 100%. Substantially all of the Company's loan portfolio (99% as of December 31, 2009) is federally insured. The Company's portfolio of non-federally insured loans is subject to credit risk similar to other consumer loan assets.

The Higher Education Act regulates every aspect of the federally guaranteed student loan program, including communications with borrowers, loan originations, and default aversion. Failure to service a student loan properly could jeopardize the guarantee on federal student loans. In the case of death, disability, or bankruptcy of the borrower, the guarantee covers 100% of the loan's principal and accrued interest.

FFELP loans are guaranteed by state agencies or non-profit companies designated as guarantors, with the Department providing reinsurance to the guarantor. Guarantors are responsible for performing certain functions necessary to ensure the program's soundness and accountability. These functions include reviewing loan application data to detect and prevent fraud and abuse and to assist lenders in preventing default by providing counseling to borrowers. Generally, the guarantor is responsible for ensuring that loans are serviced in compliance with the requirements of the Higher Education Act. When a borrower defaults on a FFELP loan, the Company submits a claim to the guarantor who provides reimbursements of principal and accrued interest subject to the applicable risk share percentage.

The Company's historical balance of student loans outstanding is summarized below.


Net Student Loans
(dollars in billions)
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$13.5
$20.3
$23.8
$26.7
$25.4
$23.9
2004
2005
2006
2007
2008
2009

Future cash flow from portfolio

The majority of the Company's portfolio of student loans is funded in asset backed securitizations that are structured to substantially match the maturity of the funded assets and there are minimal liquidity issues related to these facilities. In addition, due to the difference between the yield the Company receives on the loans and cost of financing within these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

Based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its portfolio to be approximately $1.43 billion. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for further details related to the estimated future cash flow from the Company's portfolio.

Impact of Legislation and Capital Market Disruptions

On September 27, 2007, the President signed into law the College Cost Reduction and Access Act of 2007 (the "College Cost Reduction Act"). Among other things, this legislation reduced special allowance payments received by lenders and increased origination fees paid by lenders. Management estimated the impact of this legislation reduced the annual yield on FFELP loans originated after October 1, 2007 by 70 to 80 basis points. As a result of this legislation, the Company modified borrower benefits and reduced loan acquisition and internal costs.

In addition, the Company has significant financing needs that it meets through the capital markets. Beginning in August 2007, the capital markets have experienced unprecedented disruptions, which have had an adverse impact on the Company's earnings and financial condition. Since the Company could not determine nor control the length of time or extent to which the capital markets would remain disrupted, it reduced its direct and indirect costs related to its asset generation activities, and was more selective in pursuing origination activity in the direct to consumer channel. Accordingly, beginning in January 2008, the Company suspended consolidation and private student loan originations and exercised contractual rights to discontinue, suspend, or defer the acquisition of student loans in connection with substantially all of its branding and forward flow relationships.

In an effort to bring liquidity and stability back to the student loan program, in August 2008, the Department implemented the Purchase and Participation Programs pursuant to ECASLA. Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. Loans funded under the Participation Program for the 2008-2009 academic year were required to be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on October 15, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from September 30, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year funded under the Department's Participation Program were required to be refinanced or sold to the Department prior to October 15, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Programs, in accordance with the October 7, 2008 legislation, which will include FFELP student loans made for the 2009-2010 academic year.

During 2009, the Company sold $2.1 billion of its 2008-2009 academic year loans under the Purchase Program and recognized a gain of $36.6 million. In addition, the Company has reliable sources of liquidity available for new FFELP Stafford and PLUS loan originations for the 2009-2010 academic year under the Department's Participation and Purchase Programs. These programs are allowing the Company to continue originating new federal student loans to all students regardless of the school they attend.

Interest Rate Risk Management

Because the Company generates a significant portion of its earnings from its student loans spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest earnings, net interest income, and net income. The effects of changing interest rate environments are further outlined in Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk."

Floor Income

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with new legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced. The Company uses derivative instruments as part of its overall risk management strategy, including interest rate swaps to hedge a portion of its floor income. See Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk."

The Company's core student loan spread (variable student loan spread including fixed rate floor contribution) and variable student loan spread (net interest margin excluding fixed rate floor income) during 2008 and 2009 is summarized below.


Core and Variable Student Loan Spread
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Core
Variable

During the years ended December 31, 2009 and 2008, loan interest income includes $145.1 million (58 basis points of spread contribution) and $37.5 million (14 basis points of spread contribution), respectively, of fixed rate floor income. The increase in fixed rate floor income throughout 2009 is due to a decrease in interest rates. The Company's variable student loan spread increased throughout 2009 as a result of the tightening of the commercial paper rate, which is the primary rate the Company earns on its student loan portfolio, and the LIBOR rate, which is the primary rate the Company pays to fund its student loan assets. See Part II, Item 7,

"Management's Discussion and Analysis – Asset Generation and Management Operating Segment – Results of Operations – Student Loan Spread Analysis." If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods.

Competition

There are two loan delivery programs that provide federal government guaranteed student loans: the FFELP and the Direct Loan Program. FFELP loans are provided by private sector institutions and are ultimately guaranteed by the Department, except for the risk sharing loss, as discussed previously. Direct Loan Program loans are provided to borrowers directly by the Department on terms similar to student loans provided under the FFELP.

The Direct Loan Program has reduced the origination volume available for FFEL Program participants. As a result of the recent legislation and capital market disruptions, many lenders have withdrawn from the student loan market. Substantially all other lenders have altered their student loan offerings including the elimination of certain borrower benefits and premiums paid on secondary market loan purchases. Many FFELP lenders have made other significant changes which dramatically reduced the loan volume they originated. These conditions, primarily centered on loan access and loan processing, have led a number of schools to convert from the FFELP to the Direct Loan Program or participate in the Direct Loan Program in addition to the FFELP.

Seasonality

The Company's fee-based businesses, primarily revenue earned by the Company's loan and guaranty servicing operations, tuition management services, and enrollment services operations, are subject to seasonal fluctuations which correspond, or are related, to the traditional school year. In addition, the Company's loan and guaranty servicing operation earns revenue related to rehabilitation collections on defaulted loans and servicing conversions and transfers. These types of activities occur at various times throughout the year. Thus, revenue from these services can vary from period to period.

Recent Developments - Legislation

On February 26, 2009, the President introduced a fiscal year 2010 Federal budget proposal calling for the elimination of the FFEL Program and a recommendation that all new student loan originations be funded through the Direct Loan Program. On September 17, 2009, the House of Representatives passed H.R. 3221, the Student Aid and Fiscal Responsibility Act ("SAFRA"), which would eliminate the FFEL Program and require that, after July 1, 2010, all new federal student loans be made through the Direct Loan Program. The Senate is expected to begin its consideration of similar student loan reform legislation sometime in 2010. In addition to the House-passed legislation, there are several other proposals for changes to the education financing framework that may be considered that would maintain a role for private lenders in the origination of federal student loans. These include a possible extension of ECASLA, which expires on July 1, 2010, and the Student Loan Community Proposal, a proposal endorsed by a cross-section of FFELP service providers (including the Company) as an alternative to the 100% federal direct lending proposal included in SAFRA.

Elimination of the FFEL Program would impact the Company's operations and profitability by, among other things, reducing the Company's interest revenues as a result of the inability to add new FFELP loans to the Company's portfolio and reducing guarantee and third-party FFELP servicing fees as a result of reduced FFELP loan servicing and origination volume. Additionally, the elimination of the FFEL Program could reduce education loan software licensing opportunities and related consulting fees received from lenders using the Company's software products and services.

In June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service student loans. No later than August 2010, the Company expects to also begin servicing new loans originated under the Direct Loan Program. If legislation is passed mandating that all new student loan originations be funded through the Direct Loan Program, revenue from servicing loans under this contract will partially offset the loss of revenue if the FFEL Program is eliminated.

Intellectual Property

The Company owns numerous trademarks and service marks ("Marks") to identify its various products and services. As of December 31, 2009, the Company had four pending and 99 registered Marks. The Company actively asserts its rights to these Marks when it believes infringement may exist. The Company believes its Marks have developed and continue to develop strong brand-name recognition in the industry and the consumer marketplace. Each of the Marks has, upon registration, an indefinite duration so long as the Company continues to use the Mark on or in connection with such goods or services as the Mark identifies. In order to protect the indefinite duration, the Company makes filings to continue registration of the Marks. The Company owns four patent applications that have been published, but have not yet been issued and has also actively asserted its rights thereunder in situations where the Company believes its claims may be infringed upon. The Company owns many copyright-protected works, including its various computer system codes and displays, Web sites, books and other publications, and marketing collateral. The Company also has trade secret rights to many of its processes and strategies and its software product designs. The Company's software products are protected by both registered and common law copyrights, as well as strict confidentiality and ownership provisions placed in license agreements which restrict the ability to copy, distribute, or improperly disclose the software products. The Company also has adopted internal procedures designed to protect the Company's intellectual property.

The Company seeks federal and/or state protection of intellectual property when deemed appropriate, including patent, trademark/service mark, and copyright. The decision whether to seek such protection may depend on the perceived value of the intellectual property, the likelihood of securing protection, the cost of securing and maintaining that protection, and the potential for infringement. The Company's employees are trained in the fundamentals of intellectual property, intellectual property protection, and infringement issues. The Company's employees are also required to sign agreements requiring, among other things, confidentiality of trade secrets, assignment of inventions, and non-solicitation of other employees post-termination. Consultants, suppliers, and other business partners are also required to sign nondisclosure agreements to protect the Company's proprietary rights.

Employees

As of December 31, 2009, the Company had approximately 2,000 employees. Approximately 350 of these employees held professional and management positions while approximately 1,650 were in support and operational positions. None of the Company's employees are covered by collective bargaining agreements. The Company is not involved in any material disputes with any of its employees, and the Company believes that relations with its employees are good.

Available Information

Copies of the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available on the Company's Web site free of charge as soon as reasonably practicable after such reports are filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). Investors and other interested parties can access these reports and the Company's proxy statements at http://www.nelnet.com. The Company routinely posts important information for investors on its Web site. The SEC maintains an Internet site (http://www.sec.gov) that contains periodic and other reports such as annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K, respectively, as well as proxy and information statements regarding the Company and other companies that file electronically with the SEC.

The Company has adopted a Code of Conduct that applies to directors, officers, and employees, including the Company's principal executive officer and its principal financial and accounting officer, and has posted such Code of Conduct on its Web site. Amendments to and waivers granted with respect to the Company's Code of Conduct relating to its executive officers and directors which are required to be disclosed pursuant to applicable securities laws and stock exchange rules and regulations will also be posted on its Web site. The Company's Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, and the Finance Committee Charter are also posted on its Web site.

Information on the Company's Web site is not incorporated by reference into this Report and should not be considered part of this Report.

ITEM 1A. RISK FACTORS

The risk factors section highlights specific risks that could affect the Company. Although this section attempts to highlight key risk factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and the Company cannot predict such risks or estimate the extent to which they may affect the financial performance of the Company. These risk factors should be read in conjunction with the other information set forth in this Report. For convenience of reference, the sub-captions which briefly describe these risk factors are listed immediately below, followed by the discussion of each risk factor.

- The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for the assets.

- The Company is exposed to interest rate risk because of the interest rate characteristics of certain of its assets and the interest rate characteristics of the related funding of such assets.

- Characteristics unique to certain asset-backed securitizations, namely auction rate securities and variable rate demand notes, may negatively affect the Company's earnings.

- The Company's derivative instruments may not be successful in managing interest and foreign currency exchange rate risks, which may negatively impact the Company's operations.

- Higher rates of prepayments of student loans, including consolidations by third parties or the Department of Education through the Direct Loan Program, could reduce the Company's profits.

- The costs and effects of litigation, investigations, or similar matters, or adverse facts and developments related thereto, could materially affect the Company's financial position and results of operations.

- Exposure related to certain tax issues could decrease the Company's net income.

- Changes in accounting policies or accounting standards, changes in how accounting standards are interpreted or applied, and incorrect estimates and assumptions by management in connection with the preparation of the Company's consolidated financial statements could materially affect the reported amounts of asset and liabilities, the reported amounts of income and expenses, and related disclosures.

- Security and privacy breaches in systems or system failures may damage client relations and the Company's reputation.

- Changes in student lending legislation and regulations or the elimination of the FFEL Program by the Federal Government could have a negative impact upon the Company's business and may affect its earnings and operations.

- Federal and state regulations can restrict the Company's business and noncompliance with these regulations could result in penalties, litigation, and reputation damage.

- A failure to properly manage operations and growth could have a material adverse effect on the Company's ability to retain existing customers and attract new business opportunities.

- The Company and its operating segments are highly dependent upon information technology systems and infrastructure.

- The Company faces liquidity and funding risk to meet its financial obligations.

- The ratings of the Company or of any securities issued by the Company may change, which may increase the Company's costs of capital and may reduce the liquidity of the Company's securities.

- There are risks inherent in owning the Company's common stock.

- Changes in industry structure and market conditions could lead to charges related to discontinuances of certain products or businesses and asset impairment, including goodwill.

- The Company faces counterparty risk.

- The Company is subject to foreign currency exchange risk and such risk could lead to increased costs.

- Managing assets for third parties has inherent risks that, if not properly managed, could negatively affect the Company's business.

- The Company must satisfy certain requirements necessary to maintain the federal guarantees of its federally insured loans, and the Company may incur penalties or lose its guarantees if it fails to meet these requirements.

- Future losses due to defaults on loans held by the Company, or loans sold to third parties which the Company is obligated to repurchase in the event of certain delinquencies, present credit risk which could adversely affect the Company's earnings.

- A failure to attract and retain necessary technical personnel, skilled management, and qualified subcontractors may have an adverse impact on the Company's future growth.

- The Company's government contracts are subject to termination rights, audits, and investigations, and, if terminated, could negatively impact the Company's reputation and reduce its ability to compete for new contracts.

- The Company may face operational and security risks from its reliance on vendors to complete specific business operations.

- The markets in which the Company competes are highly competitive, which could affect revenue and profit margins.

- Transactions with affiliates and potential conflicts of interest of certain of the Company's officers and directors, including the Company's Chief Executive Officer, pose risks to the Company's shareholders that the Company may not enter into transactions on the same terms that the Company could receive from unrelated third-parties.

- The Company's Chairman and Chief Executive Officer owns a substantial percentage of the Company's Class A and Class B common stock and is able to control all matters subject to a shareholder vote.

- Negative publicity could damage the Company's reputation and adversely affect its operating segments and their financial results.

- A continued economic recession could reduce demand for Company products and services and lead to lower revenue and earnings.

- The Company may not be able to successfully protect its intellectual property and may be subject to infringement claims.

The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding for the assets.

The Company issues asset-backed securities, the vast majority being variable rate, to fund its student loan assets. The variable rate debt is generally indexed to 3-month LIBOR, set by auction, or through a remarketing process. The income generated by the Company's student loan assets is generally driven by short term indices (treasury bills and commercial paper) that are different from those which affect the Company's liabilities (generally LIBOR), which creates basis risk. Moreover, the Company faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as every quarter, and the timing of the interest rate resets on its assets, which generally occurs daily. In a declining interest rate environment, this may cause the Company's student loan spread to compress, while in a rising rate environment, it may cause the spread to increase.

By using different index types and different index reset frequencies to fund assets, the Company is exposed to interest rate risk in the form of basis risk and repricing risk, which, as noted above, is the risk that the different indices may reset at different frequencies, or will not move in the same direction or with the same magnitude. While these indices are short term with rate movements that are highly correlated over a longer period of time, at points in recent history, they have been volatile and less correlated. There can be no assurance the indices will maintain a high level of correlation in the future due to capital market dislocations or other factors not within the Company's control. In such circumstances, the Company's earnings could be adversely affected, possibly to a material extent.

The Company has used derivative instruments to hedge the repricing risk due to the timing of the interest rate resets on its assets and liabilities. However, the Company does not generally hedge the basis risk due to the different interest rate indices associated with its liabilities and the majority of its assets since the derivatives needed to hedge this risk are generally illiquid or non-existent and the relationship between the indices for most of the Company's assets and liabilities has been highly correlated over a long period of time. Any spread widening could have a significant impact on the net spread of the Company's student loan portfolio.

The Company is exposed to interest rate risk because of the interest rate characteristics of certain of its assets and the interest rate characteristics of the related funding of such assets.

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments and ignoring potential repricing benefits associated with the mismatch between the reset of the loan assets and debt securities, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively convert to variable rate loans, the impact of the rate fluctuations is reduced.

Characteristics unique to certain asset-backed securitizations, namely auction rate securities and variable rate demand notes, may negatively affect the Company's earnings.

The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through remarketing utilizing remarketing agents ("Variable Rate Demand Notes").

For Auction Rate Securities, investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold, or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent, who then determines the clearing interest rate for the upcoming period. Interest rates on these Auction Rate Securities are reset periodically, generally every 7 to 35 days, by the auction agent or agents. Beginning in the first quarter of 2008, as part of the ongoing credit market crisis, auction rate securities from various issuers have failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auction status. Since February 2008, the Company's Auction Rate Securities have failed in this manner. Under historical conditions, the broker-dealers would purchase these securities if investor demand is weak. However, since February 2008, the broker-dealers have been allowing auctions to fail. Currently, all of the Company's Auction Rate Securities are in a failed auction status and the Company believes they will remain in a failed auction status for an extended period of time and possibly permanently.

As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary by class of security, they will generally be based on a spread to LIBOR, commercial paper, or treasury securities. These maximum rates are subject to increase if the credit ratings on the bonds are downgraded.

The Company cannot predict whether future auctions related to its Auction Rate Securities will be successful. The Company is currently seeking alternatives for reducing its exposure to the auction rate market, but may not be able to achieve alternate financing for some of its Auction Rate Securities. If there is no demand for the Company's Auction Rate Securities, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities.

The Company's derivative instruments may not be successful in managing interest and foreign currency exchange rate risks, which may negatively impact the Company's operations.

When the Company utilizes derivative instruments, it utilizes them to manage interest and foreign currency exchange rate sensitivity. The Company's derivative instruments are intended as economic hedges but do not qualify for hedge accounting; consequently, the change in fair value, called the "mark-to-market", of these derivative instruments is included in the Company's operating results. Changes or shifts in the forward yield curve and foreign currency exchange rates can and have significantly impacted the valuation of the Company's derivatives. Accordingly, changes or shifts in the forward yield curve and foreign currency exchange rates will impact the financial position, results of operations, and cash flows of the Company. Further, the Company may incur costs or be subject to bid/ask spreads if the Company terminates a derivative instrument. The derivative instruments used by the Company are typically in the form of interest rate swaps, basis swaps, and cross-currency interest rate swaps.

Developing an effective strategy for dealing with movements in interest rates and foreign currency exchange rates is complex, and no strategy can completely insulate the Company from risks associated with such fluctuations. Although the Company believes its derivative instruments are highly effective, because many of its derivatives are not balance guaranteed to a particular pool of student loans, the Company is subject to prepayment risk that could result in the Company being under or over hedged, which could result in material losses to the Company. In addition, the Company's interest rate and foreign currency exchange risk management activities could expose the Company to substantial mark-to-market losses if interest rates or foreign currency exchange rates move materially different from the environment when the derivatives were entered into. As a result, the Company cannot offer any assurance that its economic hedging activities will effectively manage its interest and foreign currency exchange rate sensitivity, nor have the desired beneficial impact on its results of operations or financial condition.

Higher rates of prepayments of student loans, including consolidations by third parties or the Department of Education through the Direct Loan Program, could reduce the Company's profits.

Pursuant to the Higher Education Act, borrowers may prepay loans made under the FFEL Program at any time without penalty. Prepayments may result from consolidating student loans, which historically tends to occur more frequently in low interest rate environments, from borrower defaults, which will result in the receipt of a guaranty payment, and from voluntary full or partial prepayments, among other things. High prepayment rates will have the most impact on the Company's asset-backed securitization transactions, since those securities are priced according to the expected average lives of the underlying loans. The rate of prepayments of student loans may be influenced by a variety of economic, social, and other factors affecting borrowers, including interest rates and the availability of alternative financing. The Company's profits could be adversely affected by higher prepayments, which may reduce the amount of net interest income the Company receives.

The Company's portfolio of federally insured loans is subject to refinancing through the use of consolidation loans, which are expressly permitted by the Higher Education Act and the Direct Loan Program. As a result, the Company may lose student loans in its portfolio that are consolidated by the Direct Loan Program or, if market conditions were to improve, competing FFELP lenders. Increased consolidations of student loans by the Company's competitors or by the Direct Loan Program may result in a negative return on loans, when considering the origination costs or acquisition premiums paid with respect to these loans. Moreover, it may result in a reduction in net interest income.

The costs and effects of litigation, investigations, or similar matters, or adverse facts and developments related thereto, could materially affect the Company's financial position and results of operations.

The Company may be involved from time to time in a variety of lawsuits, investigations, or similar matters arising out of business operations. The Company's insurance may not cover all claims that may be asserted against it, and any claims asserted against the Company, regardless of merit or eventual outcome, may harm the Company's reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed insurance coverage, they could have a material adverse effect on the Company's financial position. In addition, the Company may not be able to obtain appropriate types or levels of insurance in the future, and may not be able to obtain adequate replacement policies with acceptable terms, if at all.

The outcome of legal proceedings may differ from the Company's expectations because the resolution of such matters is often difficult to reliably predict. Various factors or developments can lead the Company to change current estimates of liabilities and related insurance receivables where applicable, or to make estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments, or changes in applicable law. A future adverse ruling, settlement, or unfavorable development could result in future charges that could have a material adverse effect on the Company's results of operations or cash flows in any particular period. For further information, see Part I Item 3 "Legal Proceedings."

Exposure related to certain tax issues could decrease the Company's net income.

A corporation is considered to be a "personal holding company" under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), if (1) at least 60% of its adjusted ordinary gross income is "personal holding company income" (generally, passive income) and (2) at any time during the last half of the taxable year more than half, by value, of its stock is owned by five or fewer individuals, as determined under attribution rules of the Code. If both of these tests are met, a personal holding company is subject to an additional tax on its undistributed personal holding company income, currently at a 15% rate. Five or fewer individuals hold more than half the value of the Company's stock. In June 2003, the Company submitted a request for a private letter ruling from the Internal Revenue Service seeking a determination that its federally guaranteed student loans qualify as assets of a "lending or finance business," as defined in the Code. Such a determination would have assured the Company that holding such loans does not make it a personal holding company. Based on its historical practice of not issuing private letter rulings concerning matters that it considers to be primarily factual, however, the Internal Revenue Service has indicated that it will not issue the requested ruling, taking no position on the merits of the legal issue. So long as more than half of the Company's value continues to be held by five or fewer individuals, if it were to be determined that some portion of its federally guaranteed student loans does not qualify as assets of a "lending or finance business," as defined in the Code, the Company could become subject to personal holding company tax on its undistributed personal holding company income. The Company continues to believe that neither Nelnet, Inc. nor any of its subsidiaries is a personal holding company. However, even if Nelnet, Inc. or one of its subsidiaries was determined to be a personal holding company, the Company believes that by utilizing intercompany distributions, it could eliminate or substantially eliminate its exposure to personal holding company taxes, although it cannot assure that this will be the case.

The Company is subject to federal and state income tax laws and regulations. Income tax regulations are often complex and require interpretation. The nexus standards and the sourcing of receipts from intangible personal property and services have been the subject of state audits and litigation with state taxing authorities and tax policy debates by various state legislatures. As the U.S. Congress and U.S. Supreme Court have not provided clear guidance in this regard, conflicting state laws and court decisions create tremendous uncertainty and expense for taxpayers conducting interstate commerce. Changes in income tax regulations could negatively impact the Company's results of operations. If states enact legislation, alter apportionment methodologies, or aggressively apply the income tax nexus standards, the Company may become subject to additional state taxes.

From time to time, the Company engages in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include asset and business acquisitions and dispositions, financing transactions, apportionment, nexus standards, and income recognition. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on the interpretation of tax laws and regulations. In the normal course of business, the Company's tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In accordance with authoritative accounting guidance, the Company establishes reserves for tax contingencies related to deductions and credits that it may be unable to sustain. Differences between the reserves for tax contingencies and the amounts ultimately owed are recorded in the period they become known. Adjustments to the Company's reserves could have a material effect on the Company's financial statements.

Changes in accounting policies or accounting standards, changes in how accounting standards are interpreted or applied, and incorrect estimates and assumptions by management in connection with the preparation of the Company's consolidated financial statements could materially affect the reported amounts of asset and liabilities, the reported amounts of income and expenses, and related disclosures.

The Company's accounting policies are fundamental to determining and understanding financial condition and results of operations. Some of these policies require use of estimates and assumptions that could affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. Several of the Company's accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies." From time to time the Financial Accounting Standards Board ("FASB") and the SEC change the financial accounting and reporting standards that govern the preparation of external financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as the FASB and/or the SEC) may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond the Company's control, can be hard to predict, and could materially impact how the Company reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case resulting in the Company potentially restating prior period financial statements that could potentially be material.

Security and privacy breaches in systems or system failures may damage client relations and the Company's reputation.

The uninterrupted operation of processing systems and the confidentiality of the customer information is critical to the Company's business. The Company has security, backup, recovery systems, business continuity, and incident response plans in place. Additionally, several of the Company's operating segments must comply with Payment Card Industry Data Security Standards and National Institute of Standards in Technology security controls. Any failures in security, privacy, or a disruption in service could have a material adverse effect on customer contracts and the Company's reputation and financial results.

While the Company believes applications it uses are proven and designed for data security and integrity to process electronic transactions, there can be no assurance that these applications will be sufficient to counter all current and emerging technology threats designed to interrupt service or breach systems in order to gain access to confidential client information or intellectual property or assurance that these applications will be sufficient to address the security and privacy concerns of existing and potential customers.

Changes in student lending legislation and regulations or the elimination of the FFEL Program by the Federal Government could have a negative impact upon the Company's business and may affect its earnings and operations.

Funds for payment of interest subsidy payments, special allowance payments, and other payments under the FFEL Program are subject to annual budgetary appropriations by Congress. Federal budget legislation has in the past contained provisions that restricted payments made under the FFEL Program to achieve reductions in federal spending. Future federal budget legislation may adversely affect expenditures by the Department and the financial condition of the Company.

The enactment of the College Cost Reduction Act in September 2007 resulted in a reduction in the yields on student loans and, accordingly, a reduction in the amount of the premium the Company could pay lenders under its forward flow commitments and branding partner arrangements. The Company can give no assurance that it will be successful in renegotiating or renewing, on economically reasonable terms, its branding and forward flow agreements once those agreements expire. Loss of a strong branding or forward flow partner, or relationships with schools from which a significant volume of student loans is directly or indirectly acquired, could result in an adverse effect on the Company's business.

On August 14, 2008, the Higher Education Opportunity Act ("HEOA") was enacted into law and effectively reauthorized the FFEL Program through 2014, with authorization to make FFELP loans through 2018 to borrowers with existing loans. Federal regulations implementing certain requirements of this law became effective in February 2010. This law and the accompanying regulations may affect the Company's profitability by increasing costs as a result of required changes to the Company's operations. Provisions in the HEOA include, but are not limited to, the following:

- School code of conduct requirements applicable to FFELP and private education loan lending
- Disclosure and reporting requirements for lenders and schools participating in preferred lender arrangements
- Enumerated permissible and prohibited inducement activities by FFELP lenders, private education lenders, and FFELP guaranty agencies
- Additional loan origination and repayment disclosures that FFELP and private education lenders must provide to borrowers
- Additional FFELP loan servicing requirements

Furthermore, Congressional amendments to the Higher Education Act, or other relevant federal laws, and rules and regulations promulgated by the Secretary of Education, may adversely impact holders and originators of FFELP loans. For example, changes could be made to the rate of interest or special allowance payments paid on FFELP loans, the level of insurance provided by guaranty agencies, the fees assessed to FFEL Program lenders, or the servicing requirements for FFELP loans.

In addition to changes to the Higher Education Act and FFEL Program, various state laws and regulations targeted at student lending companies have been enacted. These laws placed additional restrictions on lending and business practices between schools and lenders of FFELP and private education loans and required changes to the Company's business practices and operations. As with possible actions in the future by Congress and the Secretary of Education at the federal level, state legislatures may enact laws and state agencies may institute rules or take actions which adversely impact holders of FFELP or private education loans.

The Company has also entered into separate agreements with the Nebraska and New York State Attorneys General in relation to its student lending activities. The Company pledges full disclosure and transparency in its marketing, origination, and servicing of education loans. Failure to meet the terms and conditions of an agreement could subject the Company to legal action by the respective Attorney General.

The impact of the legislative changes and federal and state investigations, coupled with financial market disruption has caused the Company and other FFELP lenders to re-evaluate the markets in which they originate loans and the value of the FFEL Program loan assets they hold.

On September 17, 2009, SAFRA was passed by the House of Representatives. This bill prohibits the disbursement, making, or insuring on or after July 1, 2010 of any new FFEL Program loans. If SAFRA becomes law, new student loan originations would be funded through the Direct Loan Program and loan servicing would be provided by private sector companies through performance-based contracts with the Department. The Senate has not yet proposed its own version of a student loan reform bill. In addition to the House-passed legislation, there are several other proposals for changes to the education financing framework that may be considered that would maintain a role for private lenders in the origination of federal student loans. These include a possible extension of ECASLA, which expires on July 1, 2010, and the Student Loan Community Proposal, a proposal endorsed by a cross-section of FFELP service providers (including the Company) as an alternative to the 100% federal direct lending proposal included in SAFRA. The Company cannot currently predict whether this or any other proposals to eliminate the FFEL Program will ultimately be enacted.

Elimination of the FFEL Program would significantly impact the Company's operations and profitability by, among other things, reducing the Company's interest revenues as a result of the inability to add new FFELP loans to the Company's portfolio and reducing guarantee fees as a result of reduced FFELP loan servicing and origination volume. Additionally, the elimination of the FFEL Program would reduce education loan software licensing opportunities and related consulting fees received from lenders using the Company's software products and services. In addition, without an extension of ECASLA, the Company's ability to fund federal student loan originations would be limited.

Federal and state regulations can restrict the Company's business and noncompliance with these regulations could result in penalties, litigation, and reputation damage.

The Company, its operating segments, and commercial customers are heavily regulated by federal and state governments and regulatory agencies. This regulation and legislation is proposed or enacted to protect consumers and the financial industry as a whole, not necessarily the Company and its stockholders. Consequently, this regulation and legislation can significantly alter the regulatory environment, limit business operations, increase costs of doing business, and could lead to the Company being fined or penalized if the Company is found to be out of compliance.

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) limits the types of non-audit services the Company's outside auditors may provide to the Company in order to preserve their independence. If the Company's auditors were found not to be "independent" under SEC rules, the Company could be required to engage new auditors and file new financial statements and audit reports with the SEC. The Company could be out of compliance with SEC rules until new financial statements and audit reports were filed, limiting the Company's ability to raise capital and resulting in other adverse consequences. Sarbanes-Oxley also requires the Company's management to evaluate the Company's disclosure controls and procedures and its internal control over financial reporting and requires auditors to issue a report on the Company's internal control over financial reporting. The Company is required to disclose, in its annual report on Form 10-K filed with the SEC, the existence of any "material weaknesses" in its internal controls. The Company cannot provide assurance that it will not find one or more material weaknesses as of the end of any given year, nor can the Company predict the effect on its stock price of disclosure of a material weakness.

The Patriot Act, which was enacted in the wake of the September 2001 terrorist attacks, requires the Company and its financial customers to implement new or revised policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers. Complying with this regulation could increase operating costs and restrict business operations.

Historically, the Company's principal business has been comprised of originating, acquiring, holding, and servicing student loans made and guaranteed pursuant to the FFEL Program. The Higher Education Act generally prohibits a lender from providing certain inducements to educational institutions or individuals in order to secure applicants for FFELP loans. In addition, under contract with the Department, the Company services loans pursuant to the FFEL, Federal Direct Loan, Federal Perkins Loan, and TEACH Grant programs. The Higher Education Act created these programs and governs many aspects of the Company's operations. The Company is also subject to rules of the agencies that act as guarantors of the student loans, known as guaranty agencies. The Company has structured its relationships and product offerings in a manner intended to comply with the Higher Education Act, supporting regulations, and the available communications and guidance from the Department. Failure to comply, irrespective of the reason, could subject the Company to loss of the federal guaranty on federally insured loans, costs of curing servicing deficiencies or remedial servicing, suspension or termination of the Company's right to participate in the FFEL Program or to participate as a servicer, negative publicity, and potential legal claims or actions brought by the Company's servicing customers and borrowers. If the Department were to change its position on any of these matters, the Company may have to change the way it markets products and services and a new marketing strategy may not be as effective. If the Company fails to respond to the Department's change in position, the Department could potentially impose sanctions upon the Company that could negatively impact the Company's business.

In addition, the Company is subject to certain federal and state banking laws, regulations, and examinations, as well as federal and state consumer protection laws and regulations, including, without limitation, laws and regulations governing privacy protection, information security, restrictions on access to customer information, and, specifically with respect to the Company's non-federally insured loan portfolio, certain state usury laws and related regulations and the Federal Truth in Lending Act. All or most of these laws and regulations impose substantial requirements upon lenders and servicers involved in consumer finance. Failure to comply with these laws and regulations could result in liability for the Company as a result of the imposition of civil penalties and potential class action law suits.

The Company is subject to federal and state credit card industry laws, regulations, association rules, or industry standards. Changes to statutes, regulations, or industry standards, including interpretation and implementation of statutes, regulations, or standards, could increase the cost of doing business or affect the competitive balance. The Company cannot predict whether new legislation will be enacted or whether any credit card association rule or other industry standard will change, and if enacted or changed, the effect that it would have on the Company's financial position or results of operations. These changes may require the Company to incur significant expenses to redevelop products. Also, failure to comply with laws, rules, and regulations or standards could result in fines, sanctions, or other penalties, which could have a material adverse affect on the Company's reputation, financial position, and operating results.

Laws and regulations that apply to Internet communications, lead generations, school recruitment, privacy, commerce, and advertising are becoming more prevalent. These regulations could increase the costs of conducting business on the Internet and could decrease demand for the Company's interactive marketing and subscription services.

The Company maintains systems and procedures designed to ensure compliance with applicable laws and regulations. However, some legal and regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though systems and procedures designed to ensure compliance were in place at the time of noncompliance. Therefore, the establishment and maintenance of systems and procedures reasonably designed to ensure compliance cannot guarantee fines or penalties will be avoided. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities or reputation damage.

A failure to properly manage operations and growth could have a material adverse effect on the Company's ability to retain existing customers and attract new business opportunities.

While recently the Company has focused on managing costs and expenses, over the long term, the Company intends to add personnel and other resources to meet the requirements of customer contracts and expand products and services into new and existing markets. The Company is likely to recognize costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than is expected. If the anticipated benefits of these investments are delayed or are not realized, operating results may be adversely affected.

In order to manage growth effectively, the Company must design, develop, implement and improve operational systems, which may include the design, development, and implementation of software and timely development and implementation of procedures and controls. If the Company fails to design, develop, and implement and improve systems, it may not be able to maintain required customer service levels, hire and retain new employees, pursue new business opportunities, complete future acquisitions or operate its businesses effectively. Failure to properly transition new clients to systems, properly budget transition costs, or accurately estimate new contract operational costs, could result in delays in contract performance, impair long-lived assets, or result in contracts with profit margins which do not meet Company or market expectations.

Additionally, the Company's success depends on its ability to develop and implement services and solutions that anticipate and respond to continuing changes in technology, industry developments, and client needs. The Company may not successfully anticipate or respond to these developments in a timely manner, and offerings may not be successful in the marketplace. Also, services, solutions, and technologies offered by current or future competitors may make Company services or solutions uncompetitive or obsolete. As a result of any of these complications associated with expansion, the Company's financial condition, results of operations, and cash flow could be materially and adversely affected.

The Company and its operating segments are highly dependent upon information technology systems and infrastructure.

The success of the Company depends, in part, on the ability to successfully and cost-effectively improve its system infrastructure and deliver products and services to customers. The widespread adoption of new technologies and market demands could require substantial expenditures to enhance system infrastructure and existing products and services. If the Company fails to enhance its system infrastructure or products and services, its operating segments may lose their competitive advantage and this could adversely affect financial and operating results.

Additionally, the Company faces the risk of business disruption if failures in its information systems occur as a result of changes in infrastructure, relocation of infrastructure, or failure to perform required services, which could have a material impact upon its business and operations. The Company regularly backs up its data and maintains detailed disaster recovery plans. A major physical disaster or other calamity that causes significant damage to information systems could adversely affect the Company's business. Additionally, loss of information systems for a sustained period of time could have a negative impact on the Company's performance and ultimately on cash flow in the event the Company were unable to process transactions and/or provide services to customers.

The Company faces liquidity and funding risk to meet its financial obligations.

Liquidity and funding risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or other financing alternatives, or difficulty in raising financing needed for its assets. Liquidity and funding risk also encompasses the ability of the Company to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern.

The recent unprecedented disruptions in the credit and financial markets and the general economic crisis have had and may continue to have an adverse effect on the cost and availability of financing for the Company's student loan portfolios and, as a result, have had and may continue to have an adverse effect on the Company's liquidity, results of operations, and financial condition. Such adverse conditions may continue or worsen in the future.

The Company's primary funding needs are those required to finance new student loan originations and acquisitions and satisfy certain debt obligations, specifically its unsecured senior notes and unsecured line of credit. In general, the amount, type, and cost of the Company's funding, including securitizations and unsecured financing from the capital markets and borrowings from financial institutions, have a direct impact on the Company's operating expenses and financial results and can limit the Company's ability to increase its student loan assets. The Company relies upon secured financing vehicles as its most significant source of funding for student loans. The Company's primary secured financing vehicles are loan warehouse facilities and asset-backed securitizations.

Historically, the Company funded new loan originations using loan warehouse facilities and asset-backed securitizations. Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements.

In August 2008, the Company began funding FFELP Stafford and PLUS student loan originations for the 2008-2009 academic year through the Department's Participation and Purchase Programs pursuant to the ECASLA. Under the Department's Purchase Program, the Department purchases loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program for the 2008-2009 academic year were required to be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on October 15, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to finance and acquire FFELP student loans made for the 2009-2010 academic year by extending the Participation and Purchase Programs from September 30, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year which were funded under the Department's Participation Program had to be refinanced or sold to the Department prior to October 15, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Programs, in accordance with the October 7th legislation, to include FFELP student loans made for the 2009-2010 academic year. Loans for the 2009-2010 academic year must be refinanced or sold to the Department prior to October 15, 2010. With respect to the origination of new FFELP student loans for the 2008-2009 and 2009-2010 academic years, the Company has utilized the Department's Participation and Purchase Programs.

On August 3, 2009, the Company entered into a FFELP warehouse facility (the "2009 FFELP Warehouse Facility"). The 2009 FFELP Warehouse Facility has a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which expire on August 2, 2010. The final maturity date of the facility is August 3, 2012. In the event the Company is unable to renew the liquidity provisions by August 2, 2010, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by August 3, 2012.

The 2009 FFELP Warehouse Facility provides for formula based advance rates depending on FFELP loan type, up to a maximum of 92 percent to 98 percent of the principal and interest of loans financed. The advance rates for collateral may increase or decrease based on market conditions. The facility contains financial covenants relating to levels of the Company's consolidated net worth, ratio of adjusted EBITDA to corporate debt interest, and unencumbered cash. Any violation of these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facility. Unlike the Company's prior FFELP warehouse facility, the new facility does not require the Company to refinance or remove a percentage of the pledged student loan collateral on an annual basis. Continued disruptions in the credit and financial markets may cause additional volatility in the loan valuation formula under the warehouse facility and a decline in advance rates may adversely affect the Company's liquidity position.

In January 2009, the Department published summary terms for its program under which it will finance eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). Loans eligible for the Conduit Program had to be first disbursed on or after October 1, 2003, but not later than June 30, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements. The Conduit Program was launched on May 11, 2009. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates, with the Company being advanced 97 percent of the student loan face amount. Excess amounts needed to fund the remaining 3 percent of the student loan balances are contributed by the Company. The Conduit Program has a term of five years and expires on May 8, 2014. The Student Loan Short-Term Notes ("Student Loan Notes") issued by the Conduit Program are supported by a combination of (i) notes backed by FFELP loans, (ii) a liquidity agreement with the Federal Financing Bank, and (iii) a put agreement provided by the Department. If the conduit does not have sufficient funds to pay all Student Loan Notes, then those Student Loan Notes will be repaid with funds from the Federal Financing Bank. The Federal Financing Bank will hold the notes for a short period of time and, if at the end of that time, the Student Loan Notes still cannot be paid off, the underlying FFELP loans that serve as collateral to the Conduit Program will be sold to the Department through the Put Agreement at a price of 97 percent of the face amount of the loans.

The Company has a $750.0 million unsecured line of credit that terminates in May 2012. Upon termination in 2012, there can be no assurance that the Company will be able to maintain this line of credit, find alternative funding, or increase the amount outstanding under the line, if necessary. The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining a minimum consolidated net worth, minimum adjusted EBITDA to corporate debt interest (over the last four rolling quarters), limitation on subsidiary indebtedness, and limitation on the percentage of non-guaranteed loans in the Company's portfolio. A default on the 2009 FFELP Warehouse Facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line becoming immediately due and payable.

If the Company is unable to obtain cost-effective and stable funding alternatives, its funding capabilities and liquidity would be negatively impacted and its cost of funds could increase, adversely affecting the Company's results of operations. In addition, the Company's ability to originate and acquire student loans would be limited or could be eliminated.

The ratings of the Company or of any securities issued by the Company may change, which may increase the Company's costs of capital and may reduce the liquidity of the Company's securities.

Ratings are based primarily on the creditworthiness of the Company, the underlying assets of asset-backed securitizations, the amount of credit enhancement in any given transaction, and the legal structure of any given transaction. Ratings are not a recommendation to purchase, hold, or sell any of the Company's securities inasmuch as the ratings do not address the market price or suitability for investors. There is no assurance that ratings will remain in effect for any given period of time or that current ratings will not be lowered or withdrawn by any rating agency. Ratings for the Company or any of its securities may be increased, lowered, or withdrawn by any rating agency if, in the rating agency's judgment, circumstances so warrant. If the Company's credit ratings are lowered or withdrawn, the Company may experience an increase in the interest rate paid on the Company's unsecured line of credit or the interest rates or other costs associated with other capital raising activities by the Company, which may negatively affect the Company's operations. Moreover, if the unsecured ratings of the Company are lowered or withdrawn, it may affect the terms of the Company's outstanding derivative contracts and could result in requirements for the Company to post additional collateral under those contracts. Additionally, a lowered or withdrawn credit rating may negatively affect the liquidity of the Company's securities.

There are risks inherent in owning the Company's common stock.

From January 1, 2009 to March 1, 2010, the closing daily sales price of the Company's Class A common stock as reported by the New York Stock Exchange ranged from a low of $4.25 per share to a high of $17.78 per share. The Company expects the Class A common stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond the Company's control. These factors include:

- Changes in interest rates and credit market conditions affecting the cost and availability of financing for the Company's student loan assets
- Changes in the education financing regulatory framework
- Changes in the education financing or other products and services that the Company offers
- Variations in the Company's quarterly operating results
- Changes in financial estimates by securities analysts
- Changes in market valuations of comparable companies
- Changes in the amounts and frequency of share repurchases or dividends

In December 2009, Company announced that it was reinstating its quarterly dividend payments of $0.07 per share on its Class A and Class B common stock. The Company will continue to evaluate its dividend policy, but the payment of future dividends remains in the discretion of the Company's board of directors and will continue to depend on the Company's earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of the Company's outstanding junior subordinated hybrid securities, which generally provide that if the Company defers interest payments on those securities it cannot pay dividends on its capital stock.

The Company may not meet the expectations of shareholders and/or of securities analysts at some time in the future, and the market price of the Company's Class A common stock could decline as a result.

Changes in industry structure and market conditions could lead to charges related to discontinuances of certain products or businesses and asset impairment, including goodwill.

In response to changes in industry and market conditions, the Company may be required to strategically realign its resources and consider restructuring, disposing of, or otherwise exiting businesses. Any decision to limit investment in or dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs, charges relating to consolidation of excess facilities, or impairments of intangible assets. Estimates with respect to the useful life or ultimate recoverability of the carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Additionally, the Company is required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances, and future goodwill impairment tests may result in a charge to earnings.

The Company faces counterparty risk.

The Company has exposure to the financial condition of its various lending, investment, and derivative counterparties. If any of the Company's counterparties is unable to perform its obligations, the Company would, depending on the type of counterparty arrangement, experience a loss of liquidity or an economic loss.

The lending commitment for the Company's unsecured line of credit is provided by a total of thirteen banks, with no individual bank representing more than 11% of the total lending commitment. The bank lending group includes Lehman Brothers Bank ("Lehman"), a subsidiary of Lehman Brothers Holdings Inc., which represents approximately 7% of the lending commitment under the line of credit. On September 15, 2008, Lehman Brothers Holdings Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The Company does not expect Lehman to fund future borrowing requests.

As a source of liquidity for funding new FFELP student loan originations, the Company maintains a participation agreement with the related party Union Bank and Trust Company ("Union Bank"), as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans. The Company currently participates loans to Union Bank to the extent of availability under the grantor trusts. In the event that Union Bank experiences adverse changes to its financial condition, such participation agreement liquidity may not be available to the Company in the future.

The restricted cash in many of the Company's asset backed securitizations is invested in guaranteed investment contracts ("GICs"), These GICs are primarily with three financial institutions, although the Company's risk is concentrated with one institution which is the provider of approximately 85% of the Company's investment contracts. All of the institutions are currently at least A rated. These agreements may be terminated by the Company if the GIC providers' unsecured credit rating falls below a certain threshold. A default by the counterparties under the GICs could lead to a loss of the Company's investment and have a material adverse effect on the Company's results of operations and financial condition.

Related to derivative exposure, the Company may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If the Company was not able to replace the derivative position, the Company would be exposed to a greater level of interest rate and/or foreign currency exchange rate risk which could lead to additional losses.

When the mark-to-market value of a derivative instrument is negative, the Company owes the counterparty and, therefore, has no immediate counterparty risk. Additionally, if the negative mark-to-market value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company posts collateral may depend on the Company's unsecured credit rating. If interest and foreign currency exchange rates move materially, the Company could be required to deposit a significant amount of collateral with its derivative instrument counterparties. The collateral deposits, if significant, could negatively impact the Company's capital resources.

When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by the Company.

The Company attempts to manage market and credit risks associated with interest and foreign currency exchange rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken, and by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's risk committee. The Company also has a policy requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

The Company is subject to foreign currency exchange risk and such risk could lead to increased costs.

As a result of the Company's offerings in Euro-denominated notes, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and the Euro. The principal and accrued interest on these notes is re-measured at each reporting period and recorded on the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. When foreign currency exchange rates between the U.S. dollar and the Euro change significantly, earnings may fluctuate significantly. The Company entered into cross-currency interest rate swaps that hedge these risks but, as discussed previously, such swaps may not always be effective.

Managing assets for third parties has inherent risks that, if not properly managed, could negatively affect the Company's business.

The Company manages loan portfolios and transfers funds for third party customers. A compromise of security surrounding loan portfolio and cash management processes or mismanagement of customer assets could lead to litigation, fraud, reputation damage, and unanticipated operating costs that could affect the Company's overall business.

The Company must satisfy certain requirements necessary to maintain the federal guarantees of its federally insured loans, and the Company may incur penalties or lose its guarantees if it fails to meet these requirements.

The Company must meet various requirements in order to maintain the federal guaranty on its federally insured loans. These requirements include establishing servicing requirements and procedural guidelines and specify school and loan eligibility criteria. The federal guaranty on the Company's federally insured loans is conditional based on the Company's compliance with origination, servicing, and collection policies set by the Department and guaranty agencies. Federally insured loans that are not originated, disbursed, or serviced in accordance with the Department's and guaranty agency regulations may risk partial or complete loss of the guaranty. If the Company experiences a high rate of servicing deficiencies (including any deficiencies resulting from the conversion of loans from one servicing platform to another, errors in the loan origination process, establishment of the borrower's repayment status, and due diligence or claim filing processes), it could result in the loan guarantee being revoked or denied. In most cases the Company has the opportunity to cure these deficiencies by following a prescribed cure process which usually involves obtaining the borrower's reaffirmation of the debt. The lender becomes ineligible for special allowance interest benefits from the time of the first error leading to the loan rejection through the date that the loan is cured.

The Company is allowed three years from the date of the loan rejection to cure most loan rejections. If a cure cannot be achieved during this three year period, insurance is permanently revoked and the Company maintains its right to collect the loan proceeds from the borrower.

A guaranty agency may also assess an interest penalty upon claim payment if the error(s) does not result in a loan rejection. These interest penalties are not subject to cure provisions, and are typically related to isolated instances of due diligence deficiencies.

Failure to comply with Federal and guarantor regulations may result in loss of insurance or assessment of interest penalties at the time of claim reimbursement by the Company. A future increase in either the loans claim rejections and/or interest penalties could become material to the Company's fiscal operations.

Future losses due to defaults on loans held by the Company, or loans sold to third parties which the Company is obligated to repurchase in the event of certain delinquencies, present credit risk which could adversely affect the Company's earnings.

Over 99% of the Company's student loan portfolio is comprised of federally insured loans. These loans currently benefit from a federal guaranty of their principal balance and accrued interest. The allowance for loan losses from the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government currently guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured for both principal and interest.

The Company's non-federally insured loans are unsecured and are not guaranteed or reinsured under any government or private insurance program. Accordingly, the Company bears the full risk of loss on these loans if the borrower and co-borrower, if applicable, default. In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, loan program type, and trends in defaults in the portfolio based on company and industry data. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan when the collection of principal and interest is 120 days past due.

The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that the Company's management believes is adequate to cover probable losses inherent in the loan portfolio. However, future defaults can be higher than anticipated due to a variety of factors such as downturns in the economy, regulatory or operational changes, debt management operational effectiveness, and other unforeseen future trends. If actual performance is worse than estimated, it could materially affect the Company's estimate of the allowance for loan losses and the related provision for loan losses in the Company's statement of operations.

The Company has participated non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests when such loans become 60 or 90 days delinquent. The evaluation of the reserve related to these participated loans is inherently subjective, as it requires estimates that may be subject to changes. If actual performance is worse than estimated, it could negatively affect the Company's results of operations.

A failure to attract and retain necessary technical personnel, skilled management, and qualified subcontractors may have an adverse impact on the Company's future growth.

Because the Company operates in intensely competitive markets, its success depends, to a significant extent, upon its ability to attract, retain, and motivate highly skilled and qualified personnel and to subcontract with qualified, competent subcontractors. If the Company fails to attract, train, and retain sufficient numbers of qualified engineers, technical and operational staff, and sales and marketing representatives or is unable to contract with qualified, competent subcontractors, the Company's business, financial condition, and results of operations could be materially and adversely affected. The Company's success also depends on the skills, experience, and performance of key members of its management team. The loss of any key employee or the loss of a key subcontractor relationship could have an adverse effect on the Company's business, financial condition, cash flow, results of operations, and future prospects.

The Company's government contracts are subject to termination rights, audits, and investigations, and, if terminated, could negatively impact the Company's reputation and reduce its ability to compete for new contracts.

The Company has entered into new contracts with government agencies and has plans to expand its government agency services. For example, in June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service all federally-owned student loans. Federal and state governments and their agencies may have the right to terminate contracts at any time, without cause. These contracts, upon their expiration or termination, are typically subject to bidding processes in which the Company may not be successful. Also, the Department of Education and other federal contracts are subject to the approval of appropriations by the United States Congress to fund the expenditures of the federal government under these contracts. Additionally, government contracts are generally subject to audits and investigations by government agencies. If the government discovers improper or illegal activities in the course of audits or investigations, the Company may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions, or debarment from doing business with the government. Further, the negative publicity that arises from findings in such audits or investigations, or the penalties or sanctions which result, could have an adverse effect on the Company's reputation in the industry and reduce the ability to compete for new contracts. Any resulting reputation damage, penalties, or sanctions could have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

The Company may face operational and security risks from its reliance on vendors to complete specific business operations.

The Company relies on outside vendors to provide some of the key components of business operations. Several of these key vendors are provided access to the Company's customer data to complete the operations required by their contracts, such as banking services, electronic and paper correspondence, credit reporting, skip tracing, and secure storage of proprietary and customer information. The Company's vendors must comply with the Company's defined servicing levels, security policies, and the Company's industry regulations. However, disruptions in vendor services, changes in servicing contracts, security, or non-compliance with industry regulations could hinder the Company's ability to meet customer obligations, service levels, or lead to financial or reputation damage. Financial or operational difficulties of an outside vendor could also hurt operations if those difficulties interfere with the vendor's services.

The markets in which the Company competes are highly competitive, which could affect revenue and profit margins.

As the Company seeks to further expand its business, the Company will face numerous competitors who may be well established in the markets the Company's operating segments seek to penetrate, or who may have better brand recognition and greater financial resources. Demand for the Company's products and services can be affected by following competitive factors:

- Development and timely introduction of competitive products and services
- Ability to reduce operating costs
- Product and servicing performance
- Ability to provide value-added features
- Response to pricing pressures
- Changes in customer discretionary spending
- Changes in customers' preferences, including the success of products and services offered by competitors
- Availability of capital

Additionally, if the Company fails to deliver results that are superior to its competitors, the Company could lose clients and experience a decline in revenue and profit margins.

Transactions with affiliates and potential conflicts of interest of certain of the Company's officers and directors, including the Company's Chief Executive Officer, pose risks to the Company's shareholders that the Company may not enter into transactions on the same terms that the Company could receive from unrelated third-parties.

The Company has entered into certain contractual arrangements with entities controlled by Michael S. Dunlap, the Company's Chairman, Chief Executive Officer, and a principal shareholder, and members of his family and, to a lesser extent, with entities in which other directors and members of management hold equity interests or board or management positions. Such arrangements constitute a significant portion of the Company's business and include cash management activities and sales of student loans and student loan origination rights by such affiliates to the Company. These arrangements may present potential conflicts of interest. Many of these arrangements are with Union Bank, in which Mr. Dunlap owns an indirect interest and of which he serves as a member of the Board of Directors. The Company intends to maintain its relationship with Union Bank, which management believes provides substantial benefits to the Company, although there can be no assurance that any transactions between the Company and entities controlled by Mr. Dunlap, his family, and/or other officers and directors of the Company are, or in the future will be, on terms that are no less favorable than what could be obtained from an unrelated third party.

The Company's Chairman and Chief Executive Officer owns a substantial percentage of the Company's Class A and Class B common stock and is able to control all matters subject to a shareholder vote.

Michael S. Dunlap, the Company's Chairman, Chief Executive Officer, and a principal shareholder, beneficially owns a substantial percentage of the Company's outstanding shares of Class A common stock and Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has 10 votes on all matters to be voted upon by the Company's shareholders. As a result, Mr. Dunlap is able to control all matters requiring approval by the Company's shareholders, including the election of all members of the Board of Directors, and may do so in a manner with which other shareholders may not agree or which they may not consider to be in the best interest of other shareholders. Stephen F. Butterfield, the Company's Vice Chairman, also owns a substantial number of shares of Class B common stock.

Negative publicity could damage the Company's reputation and adversely affect its operating segments and their financial results.

Reputation risk, or the risk to earnings and capital from negative public opinion, is inherent in the Company's business. Negative public opinion could adversely affect the Company's ability to keep and attract customers and expose the Company to adverse legal and regulatory consequences. Negative public opinion could result from actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community organizations in response to that conduct. Because the Company conducts most of its businesses under the "Nelnet" brand, negative public opinion about one operating segment could affect other operating segments.

Over the last several years, the student lending industry has been the subject of various investigations and reports. The publicity associated with these investigations and reports may have a negative impact on the Company's reputation and its operating segments. To the extent that potential or existing customers decide not to utilize the Company's products or services as a result of such publicity, the Company's overall operating results may be adversely affected.

A continued economic recession could reduce demand for Company products and services and lead to lower revenue and earnings.

The Company generates revenue from the interest earned on loans and fees charged for other products and services it sells. When the economy slows, the demand for products and services can fall, reducing fee revenue and earnings. An economic downturn can also impede on the ability of customers to repay their loans or to afford fee-based products and services. Additionally, the Company may be exposed to credit risk from business customers. Several factors could cause the economy to slow down or even recede, including higher energy costs, higher interest rates, reduced consumer or corporate spending, declining home values, natural disasters, terrorist activities, military conflicts, and the normal cyclical nature of the economy.

The Company may not be able to successfully protect its intellectual property and may be subject to infringement claims.

The Company relies on a combination of contractual rights and copyrights, trademarks, patents, and trade secret laws to establish and protect its proprietary technology and other intellectual property. Despite the Company's efforts to protect its intellectual property, third parties may infringe or misappropriate intellectual property or may develop software or technology competitive to the Company's products. The Company's competitors may independently develop similar technology, duplicate products or services, or design around intellectual property rights. The Company may have to litigate to enforce and protect its intellectual property rights, trade secrets, and know-how or to determine their scope, validity, or enforceability, which is expensive and could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm the Company's operating segments and ability to compete.

The Company may also be subject to costly litigation in the event its products and technology infringe upon another party's proprietary rights. Third parties may have, or may eventually be issued, patents or other proprietary rights that would be infringed by the Company's products or technology. Any of these third parties could make a claim of infringement against the Company. The Company may also be subject to claims by third parties for breach of copyright, trademark, or license usage rights. Any such claims and any resulting litigation could subject the Company to significant liability for damages. An adverse determination in any litigation of this type could require the Company to design around a third party's intellectual property or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could divert management's attention away from other critical business operations. Any claim by third parties may result in limitations on the Company's ability to use the intellectual property subject to these claims.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments from the staff of the Securities and Exchange Commission regarding its periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2. PROPERTIES

The following table lists the principal facilities for office space owned or leased by the Company. The Company owns the building in Lincoln, Nebraska where its principal office is located. The building is subject to a lien securing the outstanding mortgage debt on the property.

Location	Primary Function or Segment	Approximate square feet	Lease expiration date
Lincoln, NE	Corporate Headquarters, Asset Generation and Management, Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce	154,000	—
Aurora, CO	Student Loan and Guaranty Servicing, Software and Technical Services	96,000	February 2015
Jacksonville, FL	Student Loan and Guaranty Servicing, Software and Technical Services	106,000	January 2014
Lawrenceville, NJ	Enrollment Services	62,000	April 2011

The square footage amounts above exclude a total of approximately 43,000 square feet of owned office space in Lincoln, Nebraska that the Company leases to third parties. The Company also leases approximately 62,000 square feet of office space in Indianapolis, Indiana where Asset Generation and Management and Student Loan and Guaranty Servicing operations were previously conducted, of which 56,000 square feet was subleased to third parties as of December 31, 2009. The sublease expired in January 2010. The Company leases other office facilities located throughout the United States. These properties are leased on terms and for durations that are reflective of commercial standards in the communities where these properties are located. The Company believes that its respective properties are generally adequate to meet its long term business goals. The Company's principal office is located at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508.

ITEM 3. LEGAL PROCEEDINGS

General

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters principally consist of claims by student loan borrowers disputing the manner in which their student loans have been processed and disputes with other business entities. In addition, from time to time the Company receives information and document requests from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests. While the Company cannot predict the ultimate outcome of any inquiry or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits, and proceedings will not have a material adverse effect on the Company's business, financial position, or results of operations.

Regulatory Reviews

The Department of Education periodically reviews participants in the FFELP for compliance with program provisions. On June 28, 2007, the Department notified the Company that it would be conducting a review of the Company's practices in connection with the prohibited inducement provisions of the Higher Education Act and the associated regulations that allow borrowers to have a choice of lenders. The Company understands that the Department selected several schools and lenders for review. The Company responded to the Department's requests for information and documentation and cooperated with their review. On May 1, 2009, the Company received the Department's preliminary program review report, which covered the Department's review of the period from October 1, 2002 to September 30, 2007. The preliminary program review report contained certain initial findings of noncompliance with the Higher Education Act's prohibited inducement provisions and required that the Company provide an explanation for the basis of the arrangements noted in the preliminary program review report. The Company has responded and provided an explanation of the arrangements noted in the Department of Education's initial findings and follow-up requests. The Department of Education is expected to issue a final program review determination letter and advise the Company whether it intends to take any additional action. To the extent any findings are contained in a final letter, the additional action may include the assessment of fines or penalties, or the limitation, suspension, and termination of the Company's participation in the FFELP.

In connection with the Company's settlement agreement with the Department of Education in January 2007 to resolve an audit report by the Office of Inspector General of the Department of Education (the "OIG") with respect to the Company's student loan portfolio receiving special allowance payments at a minimum 9.5% interest rate (the "Settlement Agreement"), the Company was informed in February 2007 by the Department of Education that a civil attorney with the Department of Justice had opened a file regarding the issues set forth in the OIG report, which the Company understands is common procedure following an OIG audit report. The Company has engaged in discussions with and provided information to the Department of Justice in connection with the review.

While the Company is unable to predict the ultimate outcome of these reviews, the Company believes its practices complied with applicable law, including the provisions of the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations.

United States ex rel Oberg v. Nelnet, Inc. et al

On September 28, 2009, the Company was served with a Summons and First Amended Complaint naming the Company as one of ten defendants in a "qui tam" action brought by Jon H. Oberg on behalf of the United States of America. Qui tam actions assert claims by an individual on behalf of the federal government, and are filed under seal until the government decides, if at all, to intervene in the case.

An original complaint in the action was filed under seal in the U.S. District Court for the Eastern District of Virginia on September 21, 2007, and was unsealed on August 26, 2009 upon the government's filing of a Notice of Election to Decline Intervention in the matter. The First Amended Complaint (the "Oberg Complaint") was filed on August 24, 2009 and alleges the defendant student loan lenders submitted false claims for payment to the Department of Education in order to obtain special allowance payments on certain student loans at a rate of 9.5%, which the Oberg Complaint alleges is in excess of amounts permitted by law. The Oberg Complaint seeks the imposition of civil penalties and treble the amount of damages sustained by the government in connection with the alleged overbilling by the defendants for special allowance payments. The Oberg Complaint alleges that approximately $407 million in unlawful 9.5% special allowance payment claims were submitted by the Company to the Department of Education.

The 9.5% special allowance payments received by the Company were disclosed by the Company on multiple occasions beginning in 2003. In January, 2007, the Company entered into the Settlement Agreement. The Settlement Agreement resolved the issues now raised by the Oberg Complaint, and contains an acknowledgment by the Department of Education that the Company acted in good faith in connection with its billings for 9.5% special allowance payments.

The Company believes the allegations in the above qui tam action to be frivolous and without merit and intends to vigorously defend the claim. However, the Company cannot currently predict the ultimate outcome of this matter or any liability which may result, which could have a material adverse effect on the Company's results of operations and financial condition.

United States ex rel Vigil v. Nelnet, Inc. et al

On November 4, 2009, the Company was served with a Summons and Third Amended Complaint naming the Company as one of three defendants in an unrelated qui tam action brought by Rudy Vigil (the "Vigil Complaint"). This matter was filed under seal in the U.S. District Court for the District of Nebraska on July 11, 2007 and was unsealed on October 15, 2009 following the government's notice that it declined to intervene in the matter. The Vigil Complaint, filed by a former employee of the Company, appears to allege that the Company engaged in false advertising and offered prohibited inducements to student loan borrowers in order to increase the Company's loan holdings, and subsequently submitted false claims to the Department of Education in order to obtain special allowance payments and default claim payments on such loans.

The Company believes the allegations in the above qui tam action to be frivolous and without merit and intends to vigorously defend the claim. However, the Company cannot currently predict the ultimate outcome of this matter or any liability which may result, which could have a material adverse effect on the Company's results of operations and financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2009.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "NNI," while its Class B Common Stock is not publicly traded. The number of holders of record of the Company's Class A Common Stock and Class B Common Stock as of January 31, 2010 was 777 and nine, respectively. Because many shares of the Company's Class A Common stock are held by brokers and other institutions on behalf of shareholders, the Company is unable to estimate the total number of beneficial owners represented by these record holders. The following table sets forth the high and low sales prices for the Company's Class A Common Stock for each full quarterly period in 2009 and 2008.

	2009				2008			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$ 14.87	$ 13.61	$ 15.41	$ 17.78	$ 13.66	$ 14.11	$ 16.06	$ 14.80
Low	4.25	5.51	12.44	12.15	9.00	10.35	9.37	9.21

In the first quarter of 2007, the Company began paying dividends of $0.07 per share on the Company's Class A and Class B Common Stock which were paid quarterly through the first quarter of 2008. On May 21, 2008, the Company announced that it was temporarily suspending its quarterly dividend program. On November 5, 2009, the Company's Board of Directors voted to reinstate the quarterly dividend program. Accordingly, a dividend of $0.07 per share on the Company's Class A and Class B Common Stock was paid on December 15, 2009 to all holders of record as of December 1, 2009. The Company currently plans to continue making quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of the Company's outstanding junior subordinated hybrid securities, which generally provide that if the Company defers interest payments on those securities it cannot pay dividends on its capital stock.

Performance Graph

The following graph compares the change in the cumulative total shareholder return on the Company's Class A Common Stock to that of the cumulative return of the Dow Jones U.S. Total Market Index and the Dow Jones U.S. Financial Services Index. The graph assumes that the value of an investment in the Company's Class A Common Stock and each index was $100 on December 31, 2004 and that all dividends, if applicable, were reinvested. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG NELNET, INC., THE DOW JONES US TOTAL MARKET INDEX,
AND THE DOW JONES US FINANCIAL SERVICES INDEX
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Nelnet, Inc.
Dow Jones US Total Market Index
Dow Jones US Financial Services

Company/Index	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Nelnet, Inc.	$ 100.00	$ 151.06	$ 101.60	$ 47.90	$ 54.34	$ 65.60
Dow Jones U.S. Total Market Index	100.00	106.32	122.88	130.26	81.85	105.42
Dow Jones U.S. Financial Services Index	100.00	108.38	138.46	116.16	48.27	73.13

The preceding information under the caption "Performance Graph" shall be deemed to be "furnished" but not "filed" with the Securities and Exchange Commission.

Stock Repurchases

The following table summarizes the repurchases of Class A common stock during the fourth quarter of 2009 by the Company or any "affiliated purchaser" of the Company, as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (2) (3)	Maximum number of shares that may yet be purchased under the plans or programs (4)
October 1 - October 31, 2009	1,156	$ 13.63	1,156	7,433,639
November 1 - November 30, 2009	2,056	16.71	1,610	6,932,471
December 1 - December 31, 2009	3,986	17.45	118	6,949,403
Total	7,198	$ 16.62	2,884	

(1) The total number of shares includes: (i) shares purchased pursuant to the 2006 Plan discussed in footnote (2) below; (ii) shares owned and tendered by employees to satisfy tax withholding obligations on the vesting of restricted shares; and (iii) shares purchased pursuant to the 2006 ESLP discussed in footnote (3) below, of which there were none for the months of October, November, or December 2009. Shares of Class A common stock purchased

pursuant to the 2006 Plan included 1,156 shares, 1,610 shares, and 118 shares in October, November, and December, respectively, that had been issued to the Company's 401(k) plan and allocated to employee participant accounts pursuant to the plan's provisions for Company matching contributions in shares of Company stock, and were purchased by the Company from the plan pursuant to employee participant instructions to dispose of such shares. Shares of Class A common stock tendered by employees to satisfy tax withholding obligations included 446 shares and 3,868 shares in November and December, respectively. Unless otherwise indicated, shares owned and tendered by employees to satisfy tax withholding obligations were purchased at the closing price of the Company's shares on the date of vesting.

(2) On May 25, 2006, the Company publicly announced that its Board of Directors had authorized a stock repurchase program to repurchase up to a total of five million shares of the Company's Class A common stock (the "2006 Plan"). On February 7, 2007, the Company's Board of Directors increased the total shares the Company is allowed to repurchase to 10 million. The 2006 Plan had an initial expiration date of May 24, 2008, which was extended until May 24, 2010 by the Company's Board of Directors on January 30, 2008.

(3) On May 25, 2006, the Company publicly announced that the shareholders of the Company approved an Employee Stock Purchase Loan Plan (the "2006 ESLP") to allow the Company to make loans to employees for the purchase of shares of the Company's Class A common stock either in the open market or directly from the Company. A total of $40 million in loans may be made under the 2006 ESLP, and a total of one million shares of Class A common stock are reserved for issuance under the 2006 ESLP. Shares may be purchased directly from the Company or in the open market through a broker at prevailing market prices at the time of purchase, subject to any conditions or restrictions on the timing, volume, or prices of purchases as determined by the Compensation Committee of the Board of Directors and set forth in the Stock Purchase Loan Agreement with the participant. The 2006 ESLP shall terminate May 25, 2016.

(4) The maximum number of shares that may yet be purchased under the plans is calculated below. There are no assurances that any additional shares will be repurchased under either the 2006 Plan or the 2006 ESLP. Shares under the 2006 ESLP may be issued by the Company rather than purchased in open market transactions.

As of	Maximum number of shares that may yet be purchased under the 2006 Plan (A)	Approximate dollar value of shares that may yet be purchased under the 2006 ESLP (B)	Closing price on the last trading day of the Company's Class A Common Stock (C)	(B / C) Approximate number of shares that may yet be purchased under the 2006 ESLP (D)	(A + D) Approximate number of shares that may yet be purchased under the 2006 Plan and 2006 ESLP
October 31, 2009	4,835,635	$ 36,450,000	$ 14.03	2,598,004	7,433,639
November 30, 2009	4,834,025	36,450,000	17.37	2,098,446	6,932,471
December 31, 2009	4,833,907	36,450,000	17.23	2,115,496	6,949,403

Equity Compensation Plans

For information regarding the Company's equity compensation plans, see Part III, Item 12 of this Report.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and other operating information of the Company. The selected financial data in the table is derived from the consolidated financial statements of the Company. The following selected financial data should be read in conjunction with the consolidated financial statements, the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report. Management evaluates the Company's GAAP-based financial information as well as operating results on a non-GAAP performance measure referred to as "base net income." Management believes "base net income" provides additional insight into the financial performance of the core operations.

		Year ended December 31, (dollars in thousands, except share data)				
		2009	2008	2007	2006	2005
Operating Data:						
Net interest income before provision for loan losses	$	235,345	187,892	244,614	308,459	328,999
Loan and guaranty servicing revenue		108,747	99,942	122,380	121,593	93,332
Tuition payment processing and campus commerce revenue		53,894	48,155	42,766	34,784	14,088
Enrollment services revenue		119,397	112,405	103,905	55,361	12,349
Software services revenue		21,164	24,115	27,764	15,890	9,170
Derivative settlements, net		39,286	55,657	18,677	23,432	(17,008)
Total revenue		577,833	528,166	560,106	559,519	440,930
Other income		68,152	22,775	30,423	19,405	16,561
Gain (loss) on sale of loans		35,148	(51,414)	3,597	16,133	301
Total operating expense		(405,633)	(440,614)	(535,609)	(446,279)	(267,731)
Income tax expense		(76,573)	(17,896)	(21,716)	(36,237)	(100,581)
Income from continuing operations		139,125	26,844	35,429	65,916	178,074
Income (expense) from discontinued operations		—	1,818	(2,575)	2,239	3,048
Net income		139,125	28,662	32,854	68,155	181,122
Earnings (loss) per common share:						
Basic:						
Continuing operations	$	2.79	0.54	0.71	1.23	3.31
Discontinued operations		—	0.04	(0.05)	0.04	0.06
Net earnings		2.79	0.58	0.66	1.27	3.37
Diluted:						
Continuing operations	$	2.78	0.54	0.71	1.23	3.31
Discontinued operations		—	0.04	(0.05)	0.04	0.06
Net earnings		2.78	0.58	0.66	1.27	3.37
Dividends per common share	$	0.07	0.07	0.28	—	—
Other Data:						
Revenue from fee-based segments as a percentage of total revenue (excluding fixed rate floor income and Corporate Activity and Overhead)		66.3%	54.5%	53.3%	44.0%	33.8%
Fixed rate floor income	$	145,098	37,457	10,347	30,234	44,694
Core student loan spread		1.18%	0.99%	1.13%	1.42%	1.51%
Origination and acquisition volume (a)	$	2,779,873	2,809,082	5,152,110	6,696,118	8,471,121
Student loans serviced (at end of period) (b)		37,549,563	35,888,693	33,817,458	30,593,592	26,988,839

		As of December 31, (dollars in thousands, except share data)				
		2009	2008	2007	2006	2005
Balance Sheet Data:						
Cash and cash equivalents	$	338,181	189,847	111,746	102,343	96,678
Student loans receivables, net		23,926,957	25,413,008	26,736,122	23,789,552	20,260,807
Goodwill and intangible assets		197,255	252,232	277,525	353,008	243,630
Total assets		25,876,427	27,854,897	29,162,783	26,796,873	22,798,693
Bonds and notes payable		24,805,289	26,787,959	28,115,829	25,562,119	21,673,620
Shareholders' equity		784,563	643,226	608,879	671,850	649,492
Tangible shareholders' equity		587,308	390,994	331,354	318,842	405,862
Book value per common share		15.73	13.05	12.31	12.79	12.03
Tangible book value per common share		11.77	7.93	6.70	6.07	7.52
Ratios:						
Shareholders' equity to total assets		3.03%	2.31%	2.09%	2.51%	2.85%

(a) Initial loans originated or acquired through various channels, including originations through the direct channel; acquisitions through the branding partner channel, the forward flow channel, and the secondary market (spot purchases); and loans acquired in portfolio and business acquisitions.

(b) The student loans serviced does not include loans serviced by EDULINX for all periods presented. The Company sold EDULINX in May 2007. As a result of this transaction, EDULINX is reported as discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Management's Discussion and Analysis of Financial Condition and Results of Operations is for the years ended December 31, 2009, 2008, and 2007. All dollars are in thousands, except per share amounts, unless otherwise noted. Certain amounts previously reported have been reclassified to conform to the current period presentation. The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company's fee-based businesses, which are becoming more significant to the Company's operations.) These reclassifications include reclassifying "tuition payment processing and campus commerce revenue" and "enrollment services revenue," which were previously included in "other fee-based income." In addition, the "cost to provide enrollment services" was reclassified from various operating expense accounts, primarily "advertising and marketing."

OVERVIEW

The Company is a transaction processing and finance company focused primarily on providing quality education related products and services to students, families, schools, and financial institutions nationwide. The Company earns its revenue from fee-based processing businesses, including its loan servicing, payment processing, and lead generation businesses, and the net interest income on its student loan portfolio.

The Company has certain business objectives in place that include:

- Grow and diversify revenue from fee generating businesses
- Manage operating costs
- Maximize the value of existing portfolio
- Eliminate exposure to liquidity risk and unfunded debt burden

Achieving these business objectives has impacted the financial condition and operating results of the Company during the year ended December 31, 2009. In addition, legislation concerning the student loan industry has impacted and will continue to impact the financial condition and operating results of the Company. Each of these items are discussed below.

Grow and Diversify Revenue from Fee-Based Businesses

In recent years, the Company has expanded products and services generated from businesses that are not dependent upon the FFEL Program, thereby reducing legislative and political risk related to the education lending industry. Revenues from these businesses are primarily generated from products and services offered in the Company's Tuition Payment Processing and Campus Commerce and Enrollment Services operating segments. As shown below, revenue earned from businesses less dependent upon the FFEL Program has grown $22.1 million (18.3%) for the year ended December 31, 2009 compared to the same period in 2008.

	Year ended December 31,			
	2009	2008	$ Change	% Change
Tuition Payment Processing and Campus Commerce	$ 53,894	48,155	5,739	
Enrollment Services - Lead Generation	88,851	72,513	16,338	
	142,745	120,668	$ 22,077	18.3 %
Enrollment Services - Other	30,546	39,929		
Student Loan and Guaranty Servicing	113,974	104,287		
Software and Technical Services	17,463	19,707		
Net interest income from fee-based segments	174	3,107		
Total revenue from fee-based segments	$ 304,902	287,698		

Department of Education Servicing Contract

In June 2009, the Department of Education named the Company as one of four private sector servicers awarded a servicing contract to service all federally-owned student loans, including FFELP loans purchased by the Department pursuant to ECASLA. No later than August 2010, the Company expects to also begin servicing new loans originated under the Direct Loan Program. Servicing volume has initially been allocated by the Department to the four servicers and performance factors such as customer satisfaction levels and default rates will determine volume allocations over time. The contract spans five years with one, five-year renewal option. Servicing loans under this contract will further diversify the Company's revenue and customer base.

For the federal fiscal year ended September 30, 2009, the estimated volume for the Direct Loan Program was approximately $38 billion, an increase of 110% from the federal fiscal year ended September 30, 2008. This increase was the result of schools shifting from the FFELP to the Direct Loan Program as a result of lenders exiting the FFELP marketplace due to legislation and capital market disruptions. See discussion under "– Legislation – Recent Developments." Regardless of the outcome of the currently proposed legislation, the Direct Loan Program volume is expected to increase substantially in the next few years, which would lead to an increase in servicing volume for the Department's four private sector servicers.

The Company began servicing loans for the Department in September 2009 and recognized approximately $1.7 million of revenue under this contract in 2009. As of December 31, 2009 and March 1, 2010, the Company was servicing approximately $3.4 billion and $6.3 billion, respectively, of loans under the Department's servicing contract, which includes approximately $1.5 billion and $4.3 billion, respectively, of loans not previously serviced by the Company that were sold by third parties to the Department as part of the ECASLA Purchase Program.

Manage Operating Costs

The Company has continued to focus on managing costs and gaining efficiencies and has continued to benefit from restructuring activities. As shown below, excluding the cost to provide enrollment services and restructuring and impairment charges, operating expenses decreased $46.2 million (13.7%) for the year ended December 31, 2009 compared to the same period in 2008.

Operating Expenses

	Year ended December 31,			
	2009	2008	$ Change	% Change
Salaries and benefits (a)	$ 151,285	177,724	(26,439)	(14.9) %
Other expenses (b)	138,712	158,499	(19,787)	(12.5)
Operating expenses, excluding the cost to provide enrollment services and restructure and impairment expenses	289,997	336,223	$ (46,226)	(13.7) %
Cost to provide enrollment services	74,926	64,965		
Restructure expense (c)	7,982	7,067		
Impairment expense	32,728	18,834		
Liquidity contingency planning fees (d)	—	13,525		
Total operating expenses	$ 405,633	440,614		

(a) Excludes restructure expenses related to employee termination benefits.

(b) Excludes liquidity contingency planning fees and restructure expenses related to lease terminations.

(c) Restructure expense is included in "salaries and benefits" and "occupancy and communications" in the consolidated statements of income.

(d) Liquidity contingency planning fees were incurred by the Company to minimize exposure related to the equity support provisions of the Company's FFELP loan warehouse facility. These fees are included in "other" under "other operating expense" in the consolidated statements of income.

Included in operating expenses for the year ended December 31, 2009 is an impairment charge of $32.7 million related to the impairment of goodwill and intangible assets related to the Company's direct marketing and list management business. This business has been negatively affected by the economic recession and deterioration of the direct-to-consumer student loan market. As of December 31, 2009, the Company has $143.7 million of goodwill remaining on its consolidated balance sheet. See note 6 of the notes to the consolidated financial statements included in this Report, which provides a summary of the remaining goodwill by operating segment.

Maximize the Value of Existing Portfolio

Fixed rate floor income

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or the SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company earns additional spread income that it refers to as floor income. For loans where the borrower rate is fixed to term, the Company earns floor income for an extended period of time, which the Company refers to as fixed rate floor income.

The Company's core student loan spread (variable student loan spread including fixed rate floor contribution) and variable student loan spread (net interest margin excluding fixed rate floor income) during 2008 and 2009 is summarized below.


Core and Variable Student Loan Spread
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009
Core
Variable

During the years ended December 31, 2009 and 2008, loan interest income includes $145.1 million (58 basis points of spread contribution) and $37.5 million (14 basis points of spread contribution), respectively, of fixed rate floor income. The increase in fixed rate floor income throughout 2009 is due to a decrease in interest rates. The Company's variable student loan spread increased throughout 2009 as a result of the tightening of the commercial paper rate, which is the primary rate the Company earns on its student loan portfolio, and the LIBOR rate, which is the primary rate the Company pays to fund its student loan assets. See Part II, Item 7, "Management's Discussion and Analysis – Asset Generation and Management Operating Segment – Results of Operations – Student Loan Spread Analysis." If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods.

Future Cash Flow from Portfolio

The majority of the Company's portfolio of student loans is funded in asset backed securitizations that are structured to substantially match the maturity of the funded assets and there are minimal liquidity issues related to these facilities. In addition, due to the difference between the yield the Company receives on the loans and cost of financing within these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

Based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its portfolio to be approximately $1.43 billion. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for further details related to the estimated future cash flow from the Company's portfolio.

Eliminate Exposure to Liquidity Risk and Unfunded Debt Burden

Reducing Liquidity Risk

The Company had a FFELP warehouse facility that was due to expire in May 2010 that provided for formula-based advance rates based on current market conditions, which required equity support to be posted to the facility under certain circumstances. As of December 31, 2008, the Company had $1.6 billion of student loans in this facility, $1.4 billion borrowed under the facility, and $280.6

million in cash posted as equity funding support for the facility. During 2009, the Company reduced its liquidity exposure under this facility as a result of the following transactions:

- In March 2009, the Company completed a $294.6 million asset-backed securitization and refinanced loans previously financed in the facility.

- In June 2009, the Company accessed the Department's Conduit Program and refinanced loans previously financed in the facility.

- In August 2009, the Company entered into a new $500.0 million FFELP warehouse facility that expires in August 2012. In August 2009, the Company utilized the new warehouse facility to refinance all remaining loans in the old warehouse facility. Refinancing these loans allowed the Company to terminate the prior facility and withdraw all remaining equity funding support.

In the fourth quarter of 2009, the Company completed asset-backed securities transactions totaling $852.9 million. On February 17, 2010, the Company also completed an asset-backed securities transaction of $523.3 million. The Company used the proceeds from the sale of these notes to purchase student loans that were previously financed in the new FFELP warehouse facility and certain other existing asset-backed securitizations. As of March 1, 2010, $30.5 million was outstanding under the new FFELP warehouse and $469.5 million was available for future use.

In addition to the new FFELP warehouse, the Company has reliable sources of liquidity available for new FFELP Stafford and PLUS loan originations for the 2009-2010 academic year under the Department's Participation and Purchase Programs. In addition, the Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans.

Debt Repurchases

During 2009, the Company repurchased outstanding debt as summarized below. Gains recorded by the Company from the repurchase of debt are included in "other income" on the Company's consolidated statements of income.

	Year ended December 31, 2009			Remaining balance as of December 31, 2009
	Notional amount	Purchase price	Gain	
5.125% Senior Notes due 2010	$ 208,284	196,529	11,755	$ 66,716
Junior Subordinated Hybrid Securities	1,750	350	1,400	$ 198,250
Asset-backed securities	348,155	319,627	28,528	
	$ 558,189	516,506	41,683	

Subsequent to December 31, 2009 (through March 1, 2010), the Company has repurchased an additional $174.5 million (notional amount) of asset-backed securities resulting in a gain of approximately $6 million.

Legislation

ECASLA

In August 2008, the Department implemented the Loan Purchase Commitment Program and the Loan Purchase Participation Program pursuant to ECASLA. During the year ended December 31, 2009, the Company sold $2.1 billion of student loans to the Department under the Purchase Program, resulting in a gain of $36.6 million. As of December 31, 2009, the Company had $463.9 million of FFELP loans funded using the Participation Program. The Company plans to continue to use the Participation Program to fund certain loans originated for the 2009-2010 academic year.

Recent Developments

On February 26, 2009, the President introduced a fiscal year 2010 Federal budget proposal calling for the elimination of the FFEL Program and a recommendation that all new student loan originations be funded through the Federal Direct Loan Program. On September 17, 2009, the House of Representatives passed H.R. 3221, the Student Aid and Fiscal Responsibility Act ("SAFRA"), which would eliminate the FFEL Program and require that, after July 1, 2010, all new federal student loans be made through the

Federal Direct Loan Program. The Senate is expected to begin its consideration of similar student loan reform legislation sometime in 2010. In addition to the House-passed legislation, there are several other proposals for changes to the education financing framework that may be considered that would maintain a role for private lenders in the origination of federal student loans. These include a possible extension of ECASLA, which expires on July 1, 2010, and the Student Loan Community Proposal, a proposal endorsed by a cross-section of FFELP service providers (including the Company) as an alternative to the 100% federal direct lending proposal included in SAFRA.

Elimination of the FFEL Program would impact the Company's operations and profitability by, among other things, reducing the Company's interest revenues as a result of the inability to add new FFELP loans to the Company's portfolio and reducing guarantee and third-party FFELP servicing fees as a result of reduced FFELP loan servicing and origination volume. Additionally, the elimination of the FFEL Program could reduce education loan software licensing opportunities and related consulting fees received from lenders using the Company's software products and services.

In June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service student loans. No later than August 2010, the Company expects to begin servicing new loans originated under the Direct Loan Program. If legislation is passed mandating that all new student loan originations be funded through the Direct Loan Program, revenue from servicing loans under this contract will partially offset the loss of revenue if the FFEL Program is eliminated.

RESULTS OF OPERATIONS

The Company's operating results are primarily driven by the performance of its existing portfolio, the cost necessary to generate new assets, the revenues generated by its fee based businesses, and the cost to provide those services. The performance of the Company's portfolio is driven by net interest income and losses related to credit quality of the assets along with the cost to administer and service the assets and related debt.

Net Interest Income

The Company generates a significant portion of its earnings from the spread, referred to as its student loan spread, between the yield the Company receives on its student loan portfolio and the cost of funding these loans. This spread income is reported on the Company's consolidated statements of income as net interest income. The amortization of loan premiums, including capitalized costs of origination, the 1.05% per year consolidation loan rebate fee paid to the Department, and yield adjustments from borrower benefit programs, are netted against loan interest income on the Company's consolidated statements of income. The amortization of debt issuance costs is included in interest expense on the Company's consolidated statements of income.

The Company's portfolio of FFELP loans originated prior to April 1, 2006 earns interest at the higher of a variable rate based on the special allowance payment or SAP formula set by the Department of Education and the borrower rate. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. As a result of one of the provisions of the Higher Education Reconciliation Act of 2005 ("HERA"), the Company's portfolio of FFELP loans originated on or after April 1, 2006 earns interest at a variable rate based on the SAP formula. For the portfolio of loans originated on or after April 1, 2006, when the borrower rate exceeds the variable rate based on the SAP formula, the Company must return the excess to the Department.

In September 2007, the College Cost Reduction Act was enacted into law. This legislation reduced the annual yield on FFELP loans originated after October 1, 2007 and should be considered when reviewing the Company's results of operations. The Company has mitigated some of the reduction in annual yield by creating efficiencies and lowering costs, modifying borrower benefits, and reducing loan acquisition costs.

Because the Company generates a significant portion of its earnings from its student loan spread, the interest rate sensitivity of the Company's balance sheet is very important to its operations. The current and future interest rate environment can and will affect the Company's interest earnings, net interest income, and net income. The effects of changing interest rate environments are further outlined in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk — Interest Rate Risk."

Investment interest income, which is a component of net interest income, includes income from unrestricted interest-earning deposits and funds in the Company's special purpose entities which are utilized for its asset-backed securitizations.

Net interest income also includes interest expense on unsecured debt offerings. The proceeds from these unsecured debt offerings were used by the Company to fund general business operations, certain asset and business acquisitions, and the repurchase of stock under the Company's stock repurchase plan.

Provision for Loan Losses

Management estimates and establishes an allowance for loan losses through a provision charged to expense. Losses are charged against the allowance when management believes the collection of the loan principal is unlikely. Recovery of amounts previously charged off is credited to the allowance for loan losses. Management maintains the allowance for federally insured and non-federally insured loans at a level believed to be adequate to provide for estimated probable credit losses inherent in the loan portfolio. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes. The Company analyzes the allowance separately for its federally insured loans and its non-federally insured loans.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government currently guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured.

In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, and trends in defaults in the portfolio based on Company and industry data. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan when the collection of principal and interest is 120 days past due.

Other Income

The Company also earns fees and generates revenue from other sources as summarized below.

Student Loan and Guaranty Servicing Revenue – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

Tuition Payment Processing and Campus Commerce Revenue – Tuition payment processing and campus commerce revenue includes actively managed tuition payment solutions, online payment processing, detailed information reporting, and data integration services. Fees for these payment management services are recognized over the period in which services are provided to customers.

Enrollment Services Revenue – Enrollment services revenue primarily consists of the following items:

- *Lead generation* – Revenue from lead generation is derived primarily from fees which are earned through the delivery of qualified leads or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified lead or click is delivered to the customer provided that no significant obligations remain. From time to time, the Company may agree to credit certain leads or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management's expectations.

  For a portion of its lead revenue, the Company has agreements with providers of online media or traffic ("Publishers") used in the generation of leads or clicks. The Company receives a fee from its customers and pays a fee to Publishers either on a cost per lead, cost per click, or cost per number of impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company's customers are recognized as revenue and the fees paid to its Publishers are included in "cost to provide enrollment services" in the Company's consolidated statements of income.

- *Publishing and editing services* - Revenue from the sale of print products and editing services is generally earned and recognized, net of estimated returns, upon shipment or delivery.

- *Content management and recruitment services* – Content management and recruitment services includes the sale of subscription and performance based products and services, as well as list sales. Revenues from sales of subscription and performance based products and services are recognized ratably over the term of the contract. Subscription and performance based revenues received or receivable in advance of the delivery of services is included in deferred revenue. Revenue from the sale of lists is generally earned and recognized, net of estimated returns, upon delivery.

Software Services Revenue – Software services revenue is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. Computer and software consulting services are recognized over the period in which services are provided to customers.

Operating Expenses

Operating expenses includes indirect costs incurred to generate and acquire student loans, costs incurred to manage and administer the Company's student loan portfolio and its financing transactions, costs incurred to service the Company's student loan portfolio and the portfolios of third parties, the cost to provide enrollment services, costs incurred to provide tuition payment processing, campus commerce, content management, recruitment, software and technical services to third parties, the depreciation and amortization of capital assets and intangible assets, investments in products, services, and technology to meet customer needs and support continued revenue growth, and other general and administrative expenses. The cost to provide enrollment services, as discussed previously, consists of costs incurred to provide lead generation and publishing and editing services in the Company's Enrollment Services operating segment. Operating expenses also includes employee termination benefits, lease termination costs, and the write-down of certain assets related to the Company's restructuring initiatives.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net Interest Income (Net of settlements on derivatives)

	Year ended December 31,			
			Change	
	2009	2008	$	%
Interest income:				
Loan interest	$ 609,920	1,176,383	(566,463)	(48.2) %
Investment interest	10,287	37,998	(27,711)	(72.9)
Total interest income	620,207	1,214,381	(594,174)	(48.9)
Interest expense:				
Interest on bonds and notes payable	384,862	1,026,489	(641,627)	(62.5)
Net interest income	235,345	187,892	47,453	25.3
Provision for loan losses	29,000	25,000	4,000	16.0
Net interest income after provision for loan losses	206,345	162,892	43,453	26.7
Derivative settlements, net (a)	39,286	55,657	(16,371)	(29.4)
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 245,631	218,549	27,082	12.4 %

(a) The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income, as discussed below.

Net interest income after provision for loan losses, net of settlements on derivatives, changed for the year ended December 31, 2009 compared to 2008 as follows:

	Year ended December 31,			
			Change	
	2009	2008	$	%
Variable student loan interest margin, net of settlements on derivatives (a)	$ 148,181	210,217	(62,036)	(29.5) %
Fixed rate floor income, net of settlements on derivatives (b)	145,098	37,457	107,641	287.4
Investment interest (c)	10,287	37,998	(27,711)	(72.9)
Corporate debt interest expense (d)	(28,935)	(42,123)	13,188	(31.3)
Provision for loan losses (e)	(29,000)	(25,000)	(4,000)	16.0
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 245,631	218,549	27,082	12.4 %

(a) Variable student loan spread decreased to 0.63% for the year ended December 31, 2009 compared to 0.91% in 2008 as further discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations – Student Loan Spread Analysis."

(b) The Company has a portfolio of student loans that are earning interest at a fixed borrower rate which exceeds the statutorily defined variable lender rate creating fixed rate floor income. Due to lower interest rates in the year ended December 31, 2009 compared to 2008, the Company received additional fixed rate floor income on a portion of its student loan portfolio. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk" for additional information.

(c) Investment interest decreased for the year ended December 31, 2009 compared to 2008 due to lower interest rates in 2009.

(d) Corporate debt interest expense decreased for the year ended December 31, 2009 compared to 2008 as a result of a decrease in interest rates, as well as a reduction in debt outstanding due to the purchase of unsecured fixed rate debt. The weighted average interest rate and notes outstanding on the Company's unsecured line of credit was 0.73% and $691.5 million, respectively, as of December 31, 2009 compared to 1.25% and $691.5 million, respectively, as of December 31, 2008. During 2009, the Company repurchased $208.3 million of its 5.125% Senior Notes due 2010.

(e) The provision for loan losses increased in 2009 compared to 2008 primarily due to increases in delinquencies.

Other Income

	Year ended December 31,			
			Change	
	2009	2008	$	%
Loan and guaranty servicing revenue (a)	$ 108,747	99,942	8,805	8.8 %
Tuition payment processing and campus commerce revenue (b)	53,894	48,155	5,739	11.9
Enrollment services revenue (c)	119,397	112,405	6,992	6.2
Software services revenue (d)	21,164	24,115	(2,951)	(12.2)
Other income (e)	68,152	22,775	45,377	199.2
Gain (loss) on sale of loans, net (f)	35,148	(51,414)	86,562	(168.4)
Derivative market value, foreign currency, and put option adjustments (g)	(30,802)	10,827	(41,629)	(384.5)
Derivative settlements, net (h)	39,286	55,657	(16,371)	(29.4)
Total other income	$ 414,986	322,462	92,524	28.7 %

(a) "Loan and guaranty servicing revenue" increased due to an increase in FFELP loan servicing revenue. This increase was offset by a decrease in guaranty servicing revenue related to rehabilitation collections on defaulted loan assets. See Item 7 under "Student Loan and Guaranty Servicing Operating Segment – Results of Operations" for additional information.

(b) "Tuition payment processing and campus commerce revenue" increased due to an increase in the number of managed tuition payment plans and an increase in campus commerce transactions processed as discussed in this Item 7 under "Tuition Payment Processing and Campus Commerce Operating Segment – Results of Operations."

(c) "Enrollment services revenue" increased due to an increase in lead generation revenue offset by a reduction in revenue related to other enrollment products and services as further discussed in this Item 7 under "Enrollment Services Operating Segment – Results of Operations."

(d) "Software and technical services revenue" decreased due to a reduction in the number of projects for existing customers and the loss of customers due to the legislative developments in the student loan industry throughout 2008 as further discussed in this Item 7 under "Software and Technical Services Operating Segment – Results of Operations."

(e) The following table summarizes the components of "other income".

		Year ended December 31,	
		2009	2008
Gains on debt repurchases	$	41,683	—
Borrower late fee income		11,305	11,515
Gain on sale of equity method investment		3,500	—
Other		11,664	11,260
Other income	$	68,152	22,775

The change in other income is primarily the result of gains on debt repurchases. In addition, during 2009, the Company earned $3.5 million related to the sale of an equity method investment.

(f) "Gain (loss) on sale of loans" includes a gain of $36.6 million related to the sale of $2.1 billion of student loans to the Department under the Purchase Program during the year ended December 31, 2009. In addition, the Company recognized a loss of $51.4 million during 2008 as a result of the sale of $1.8 billion of student loans as further discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations."

(g) The change in "derivative market value, foreign currency, and put option adjustments" was primarily the result of the change in the fair value of the Company's derivative portfolio and transaction gains/losses resulting from the remeasurement of the Company's Euro-denominated bonds to U.S. dollars. These changes are summarized below.

		Year ended December 31,	
		2009	2008
Change in fair value of derivatives	$	6,852	(38,576)
Foreign currency transaction adjustment		(37,654)	52,886
Change in fair value of put options issued in business acquisitions		—	(3,483)
Derivative market value, foreign currency, and put option adjustments	$	(30,802)	10,827

(h) Further detail of the components of derivative settlements is included in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income, as discussed previously.

Operating Expenses

	Year ended December 31,			
	2009	2008	$ Change	% Change
Salaries and benefits (a)	$ 151,285	177,724	(26,439)	(14.9) %
Other expenses (b)	138,712	158,499	(19,787)	(12.5)
Operating expenses, excluding the cost to provide enrollment services and restructure and impairment expenses	289,997	336,223	$ (46,226)	(13.7) %
Cost to provide enrollment services	74,926	64,965		
Restructure expense (c)	7,982	7,067		
Impairment expense	32,728	18,834		
Liquidity contingency planning fees (d)	—	13,525		
Total operating expenses	$ 405,633	440,614		

(a) Excludes restructure expenses related to employee termination benefits.

(b) Excludes liquidity contingency planning fees and restructure expenses related to lease terminations.

(c) Restructure expense is included in "salaries and benefits" and "occupancy and communications" in the consolidated statements of income.

(d) Liquidity contingency planning fees were incurred by the Company to minimize exposure related to the equity support provisions of the Company's FFELP loan warehouse facility. These fees are included in "other" under "other operating expense" in the consolidated statements of income.

Excluding the cost to provide enrollment services, restructuring and impairment charges, and liquidity contingency planning fees, operating expenses decreased $46.2 million (13.7%) for the year ended December 31, 2009 compared to 2008. This decrease was the result of continued focus by the Company on managing costs and gaining efficiencies and continued benefits from restructuring activities.

Included in operating expenses for the years ended December 31, 2009 and 2008 are impairment charges of $32.7 million and $18.8 million, respectively. The 2009 impairment charge relates to the impairment of goodwill and intangible assets related to the Company's direct marketing and list management business. This business has been negatively affected by the economic recession and deterioration of the direct-to-consumer student loan market. The 2008 impairment charge related to the student loan business model modifications the Company implemented due to the disruptions in the debt and secondary markets.

Income Taxes

The Company's effective tax rate was 35.5% and 40.0% for the years ended December 31, 2009 and 2008, respectively. The effective tax rate during 2009 decreased compared to 2008 due to expenses incurred in 2008 that were not deductible for tax purposes and a decrease in a valuation allowance in 2009.

Additional information on the Company's results of operations is included with the discussion of the Company's operating segments in this Item 7 under "Operating Segments".

Year ended December 31, 2008 compared to year ended December 31, 2007

Net Interest Income (Net of settlements on derivatives)

	Year ended December 31,			
			Change	
	2008	2007	$	%
Interest income:				
Loan interest	$ 1,176,383	1,667,057	(490,674)	(29.4) %
Investment interest	37,998	80,219	(42,221)	(52.6)
Total interest income	1,214,381	1,747,276	(532,895)	(30.5)
Interest expense:				
Interest on bonds and notes payable	1,026,489	1,502,662	(476,173)	(31.7)
Net interest income	187,892	244,614	(56,722)	(23.2)
Provision for loan losses	25,000	28,178	(3,178)	(11.3)
Net interest income after provision for loan losses	162,892	216,436	(53,544)	(24.7)
Derivative settlements, net (a)	55,657	18,677	36,980	198.0
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 218,549	235,113	(16,564)	(7.0) %

(a) The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income, as discussed below.

Net interest income after provision for loan losses, net of settlements on derivatives, changed for the year ended December 31, 2008 compared to 2007 as follows:

	Year ended December 31,			
			Change	
	2008	2007	$	%
Variable student loan interest margin, net of settlements on derivatives (a)	$ 210,217	213,227	(3,010)	(1.4) %
Fixed rate floor income, net of settlements on derivatives (b)	37,457	10,347	27,110	262.0
Investment interest (c)	37,998	80,219	(42,221)	(52.6)
Corporate debt interest expense (d)	(42,123)	(40,502)	(1,621)	4.0
Provision for loan losses (e)	(25,000)	(28,178)	3,178	(11.3)
Net interest income after provision for loan losses (net of settlements on derivatives)	$ 218,549	235,113	(16,564)	(7.0) %

(a) Variable student loan spread decreased to 0.91% for the year ended December 31, 2008 compared to 1.10% in 2007 as discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations – Student Loan Spread Analysis."

(b) The Company has a portfolio of student loans that are earning interest at a fixed borrower rate which exceeds the statutorily defined variable lender rate creating fixed rate floor income. Due to lower interest rates in the year ended December 31, 2008 compared to 2007, the Company received additional fixed rate floor income on a portion of its student loan portfolio. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk" for additional information.

(c) Investment interest decreased for the year ended December 31, 2008 compared to 2007 due to lower interest rates in 2008.

(d) Corporate debt interest expense increased for the year ended December 31, 2008 compared to 2007 as a result of an increase in the notes outstanding on the Company's unsecured line of credit, offset by a decrease in interest rates. The weighted average interest rate and notes outstanding on the Company's unsecured line of credit was 1.25% and $691.5 million, respectively, as of December 31, 2008 compared to 5.48% and $80.0 million, respectively, as of December 31, 2007.

(e) Excluding an expense of $15.7 million to increase the Company's allowance for loan losses related to the increase in risk share as a result of the elimination of the Exceptional Performer program in the third quarter of 2007, the provision for loan losses increased for the year ended December 31, 2008 compared to 2007. The provision for loan losses for federally insured loans increased as a result of the increase in risk share as a result of the loss of Exceptional Performer. The provision for loan losses for non-federally insured loans increased primarily due to increases in delinquencies as a result of the weakening of the U.S. economy.

Other Income

	Year ended December 31,			
			Change	
	2008	2007	$	%
Loan and guaranty servicing revenue (a)	$ 99,942	122,380	(22,438)	(18.3) %
Tuition payment processing and campus commerce revenue (b)	48,155	42,766	5,389	12.6
Enrollment services revenue (c)	112,405	103,905	8,500	8.2
Software services revenue (d)	24,115	27,764	(3,649)	(13.1)
Other income (e)	22,775	30,423	(7,648)	(25.1)
Gain (loss) on sale of loans, net (f)	(51,414)	3,597	(55,011)	(1,529.4)
Derivative market value, foreign currency, and put option adjustments (g)	10,827	26,806	(15,979)	(59.6)
Derivative settlements, net (h)	55,657	18,677	36,980	198.0
Total other income	$ 322,462	376,318	(53,856)	(14.3) %

(a) "Loan and guaranty servicing revenue" decreased due to decreases in FFELP loan servicing revenue, non-federally insured loan servicing revenue, and guaranty servicing revenue as further discussed in this Item 7 under "Student Loan and Guaranty Servicing Operating Segment – Results of Operations."

(b) "Tuition payment processing and campus commerce revenue" increased due to an increase in the number of managed tuition payment plans and an increase in campus commerce transactions processed as discussed in this Item 7 under "Tuition Payment Processing and Campus Commerce Operating Segment – Results of Operations."

(c) "Enrollment services revenue" increased due to an increase in lead generation revenue offset by a reduction in revenue related to other enrollment products and services as further discussed in this Item 7 under "Enrollment Services Operating Segment – Results of Operations."

(d) "Software and technical services revenue" decreased due to a reduction in the number of projects for existing customers and the loss of customers due to the legislative developments in the student loan industry throughout 2008 as further discussed in this Item 7 under "Software and Technical Services Operating Segment – Results of Operations."

(e) The following table summarizes the components of "other income".

	Year ended December 31,	
	2008	2007
Borrower late fee income	$ 11,515	8,207
Gain on sale of equity method investment	—	3,942
Administrative service fee income	—	2,605
Other	11,260	15,669
Other income	$ 22,775	30,423

The change in other income is primarily the result of a gain of $3.9 million from the sale of an entity accounted for under the equity method in 2007. In addition, the Company recognized $2.6 million in 2007 related to an agreement with a third party under which the Company provided administrative services to the third party for a fee. This agreement was terminated in the third quarter of 2007. The decrease in "other" above is a result of a decrease in income earned on certain investment activities in 2008 compared to 2007.

(f) "Gain (loss) on sale of loans" includes a loss of $51.4 million related to the sale of $1.8 billion of student loans during the year ended December 31, 2008 as further discussed in this Item 7 under "Asset Generation and Management Operating Segment – Results of Operations."

(g) The change in "derivative market value, foreign currency, and put option adjustments" was primarily the result of the change in the fair value of the Company's derivative portfolio and transaction gains/losses resulting from the remeasurement of the Company's Euro-denominated bonds to U.S. dollars. These changes are summarized below.

		Year ended December 31,	
		2008	2007
Change in fair value of derivatives	$	(38,576)	139,146
Foreign currency transaction adjustment		52,886	(108,712)
Change in fair value of put options issued in business acquisitions		(3,483)	(3,628)
Derivative market value, foreign currency, and put option adjustments	$	10,827	26,806

(h) Further detail of the components of derivative settlements is included in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk." The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income, as discussed previously.

Operating expenses

		Year ended December 31,				
		2008	2007	$ Change	% Change	
Salaries and benefits (a)	$	177,724	230,316	(52,592)	(22.8)	%
Other expenses (b)		158,499	200,150	(41,651)	(20.8)	
Operating expenses, excluding the cost to provide enrollment services, restructure and impairment expenses, and liquidity contingency planning fees		336,223	430,466	$ (94,243)	(21.9)	%
Cost to provide enrollment services		64,965	45,408			
Restructure expense (c)		7,067	10,231			
Impairment expense		18,834	49,504			
Liquidity contingency planning fees (d)		13,525	—			
Total operating expenses	$	440,614	535,609			

(a) Excludes restructure expenses related to employee termination benefits.

(b) Excludes liquidity contingency planning fees and restructure expenses related to lease terminations.

(c) Restructure expense is included in "salaries and benefits" and "occupancy and communications" in the consolidated statements of income.

(d) Liquidity contingency planning fees were incurred by the Company to minimize exposure related to the equity support provisions of the Company's FFELP loan warehouse facility. These fees are included in "other" under "other operating expense" in the consolidated statements of income.

Excluding the cost to provide enrollment services, restructuring and impairment charges, and liquidity contingency planning fees, operating expenses decreased $94.2 million (21.9%) for the year ended December 31, 2008 compared to 2007. This decrease was the result of cost savings from the September 2007 and January 2008 restructuring plans implemented by the Company. These plans resulted in the net reduction of approximately 700 positions in the Company's overall workforce, leading to decreases in salaries and benefits and other expenses. The decrease is also a result of the Company capitalizing on the operating leverage of its business structure and strategies.

Included in operating expenses for the years ended December 31, 2008 and 2007 are impairment charges of $18.8 million and $49.5 million, respectively. The 2008 impairment charge related to the student loan business model modifications the Company implemented due to the disruptions in the debt and secondary markets. The 2007 impairment charge related to the student loan business model modifications the Company implemented due to the passage of the College Cost Reduction Act.

Income Taxes

The Company's effective tax rate was 40% for the year ended December 31, 2008 compared to 38% for the same period in 2007. The effective tax rate increased due to the permanent tax impact of stock compensation and outstanding put options related to prior acquisitions and a reduction of federal and state tax credits as a percentage of pre-tax book income. This increase was partially offset by a benefit from resolution of uncertain tax matters and a reduction in state taxes.

Financial Condition as of December 31, 2009 compared to December 31, 2008

	As of December 31,		Change	
	2009	2008	Dollars	Percent
Assets:				
Student loans receivable, net	$ 23,926,957	25,413,008	(1,486,051)	(5.8) %
Cash, cash equivalents, and investments	1,055,414	1,348,104	(292,690)	(21.7)
Goodwill	143,717	175,178	(31,461)	(18.0)
Intangible assets, net	53,538	77,054	(23,516)	(30.5)
Fair value of derivative instruments	193,899	175,174	18,725	10.7
Other assets	502,902	666,379	(163,477)	(24.5)
Total assets	$ 25,876,427	27,854,897	(1,978,470)	(7.1) %
Liabilities:				
Bonds and notes payable	$ 24,805,289	26,787,959	(1,982,670)	(7.4) %
Fair value of derivative instruments	2,489	1,815	674	37.1
Other liabilities	284,086	421,897	(137,811)	(32.7)
Total liabilities	25,091,864	27,211,671	(2,119,807)	(7.8)
Shareholders' equity	784,563	643,226	141,337	22.0
Total liabilities and shareholders' equity	$ 25,876,427	27,854,897	(1,978,470)	(7.1) %

Total assets decreased during 2009 primarily due to decreases in student loans receivable and restricted cash and investments. Student loans receivable decreased as the result of the sale of $2.1 billion of student loans to the Department under the Purchase Program during the year ended December 31, 2009. Total liabilities decreased during 2009 primarily due to a decrease in bonds and notes payable as a result of fewer loans to finance and payments on debt and debt repurchases, which resulted in a decrease in restricted cash and investments.

OPERATING SEGMENTS

The Company has five operating segments as follows: Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, Enrollment Services, Software and Technical Services, and Asset Generation and Management. The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. The accounting policies of the Company's operating segments are the same as those described in note 3 in the notes to the consolidated financial statements included in this Report. Intersegment revenues are charged by a segment to another segment that provides the product or service. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company as well as the methodology used by management to evaluate performance and allocate resources. Management, including the Company's chief operating decision maker, evaluates the performance of the Company's operating segments based on their profitability. As discussed further below, management measures the profitability of the Company's operating segments on the basis of "base net income." Accordingly, information regarding the Company's operating segments is provided based on "base net income." The Company's "base net income" is not a defined term within GAAP and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting.

In May 2007, the Company sold EDULINX, a Canadian student loan service provider and subsidiary of the Company. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The operating results of EDULINX were included in the Student Loan and Guaranty Servicing operating segment. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company. Therefore, the results of operations for the Student Loan and Guaranty Servicing segment exclude the operating results of EDULINX for all periods presented. See note 2 in the notes to the consolidated financial statements included in this Report for additional information concerning EDULINX's detailed operating results that have been segregated from continuing operations and reported as discontinued operations.

Historically, the Company generated the majority of its revenue from net interest income earned in its Asset Generation and Management operating segment. The Company made several acquisitions that have expanded the Company's products and services and have diversified its revenue – primarily from fee-based businesses. The Company currently offers a broad range of pre-college, in-college, and post-college products and services to students, families, schools, and financial institutions. These products and services help students and families plan and pay for their education and students plan their careers. The Company's products and services are designed to simplify the education planning and financing process and are focused on providing value to students, families, and schools throughout the education life cycle. The Company continues to look for ways to diversify its sources of revenue, including those generated from businesses that are not dependent upon government programs, reducing legislative and political risk.

"Base net income" is the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" in operating its business because "base net income" permits management to make meaningful period-to-period comparisons of the operational and performance indicators that are most closely assessed by management. Management believes this information provides additional insight into the financial performance of the core business activities of the Company's operating segments.

Accordingly, the tables presented below reflect "base net income" which is reviewed and utilized by management to manage the business for each of the Company's operating segments. Reconciliation of the segment totals to the Company's consolidated operating results in accordance with GAAP are also included in the tables below. Included below under "Non-GAAP Performance Measures" is further discussion regarding "base net income" and its limitations, including a table that details the differences between "base net income" and GAAP net income by operating segment.

Certain amounts previously reported have been reclassified to conform to the current period presentation. The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company's fee-based businesses, which are becoming more significant to the Company's operations. These reclassifications include reclassifying "tuition payment processing and campus commerce revenue" and "enrollment services revenue," which were previously included in "other fee-based income." In addition, the "cost to provide enrollment services" was reclassified from various operating expense accounts, primarily "advertising and marketing."

Segment Results and Reconciliations to GAAP

	Year ended December 31, 2009									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 112	62	—	—	174	609,143	5,391	(2,003)	7,502	620,207
Interest expense	—	—	—	—	—	357,930	28,935	(2,003)	—	384,862
Net interest income (loss)	112	62	—	—	174	251,213	(23,544)	—	7,502	235,345
Less provision for loan losses	—	—	—	—	—	29,000	—	—	—	29,000
Net interest income (loss) after provision for loan losses	112	62	—	—	174	222,213	(23,544)	—	7,502	206,345
Other income (expense):										
Loan and guaranty servicing revenue	110,273	—	—	—	110,273	—	(1,526)	—	—	108,747
Tuition payment processing and campus commerce revenue	—	53,894	—	—	53,894	—	—	—	—	53,894
Enrollment services revenue	—	—	119,397	—	119,397	—	—	—	—	119,397
Software services revenue	3,701	—	—	17,463	21,164	—	—	—	—	21,164
Other income	644	—	—	—	644	45,697	21,811	—	—	68,152
Gain (loss) on sale of loans, net	—	—	—	—	—	35,148	—	—	—	35,148
Intersegment revenue	85,104	237	555	14,586	100,482	—	33,469	(133,951)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	(30,802)	(30,802)
Derivative settlements, net	—	—	—	—	—	39,286	—	—	—	39,286
Total other income (expense)	199,722	54,131	119,952	32,049	405,854	120,131	53,754	(133,951)	(30,802)	414,986
Operating expenses:										
Salaries and benefits	54,289	25,549	23,222	21,978	125,038	6,767	24,777	(1,209)	159	155,532
Restructure expense- severance and contract termination costs	5,964	—	—	936	6,900	—	1,082	(7,982)	—	—
Impairment expense	—	—	32,728	—	32,728	—	—	—	—	32,728
Cost to provide enrollment services	—	—	74,926	—	74,926	—	—	—	—	74,926
Other expenses	35,391	9,642	13,226	3,330	61,589	19,566	35,307	3,736	22,249	142,447
Intersegment expenses	37,039	2,800	2,121	2,867	44,827	81,335	2,334	(128,496)	—	—
Total operating expenses	132,683	37,991	146,223	29,111	346,008	107,668	63,500	(133,951)	22,408	405,633
Income (loss) before income taxes	67,151	16,202	(26,271)	2,938	60,020	234,676	(33,290)	—	(45,708)	215,698
Income tax (expense) benefit (a)	(25,518)	(6,156)	9,984	(1,118)	(22,808)	(89,178)	19,186	—	16,227	(76,573)
Net income (loss) from continuing operations	41,633	10,046	(16,287)	1,820	37,212	145,498	(14,104)	—	(29,481)	139,125
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income (loss)	$ 41,633	10,046	(16,287)	1,820	37,212	145,498	(14,104)	—	(29,481)	139,125

(a) Income taxes are applied based on 38% of income (loss) before taxes for the individual operating segments.

Before tax operating margin (1):

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management
Year ended December 31, 2009	36.6%	29.9%	5.4%	12.1%	24.5%	45.4%
Year ended December 31, 2008	26.6%	31.1%	4.7%	13.8%	19.6%	16.9%

(1) Before tax operating margin excludes impairment and restructuring charges and fixed rate floor income.

	Year ended December 31, 2008									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 1,377	1,689	17	24	3,107	1,164,329	6,810	(2,190)	42,325	1,214,381
Interest expense	—	—	—	—	—	986,556	42,123	(2,190)	—	1,026,489
Net interest income (loss)	1,377	1,689	17	24	3,107	177,773	(35,313)	—	42,325	187,892
Less provision for loan losses	—	—	—	—	—	25,000	—	—	—	25,000
Net interest income (loss) after provision for loan losses	1,377	1,689	17	24	3,107	152,773	(35,313)	—	42,325	162,892
Other income (expense):										
Loan and guaranty servicing revenue	99,916	—	—	—	99,916	26	—	—	—	99,942
Tuition payment processing and campus commerce revenue	—	48,155	—	—	48,155	—	—	—	—	48,155
Enrollment services revenue	—	—	112,405	—	112,405	—	—	—	—	112,405
Software services revenue	4,371	—	37	19,707	24,115	—	—	—	—	24,115
Other income	51	—	—	—	51	17,401	5,323	—	—	22,775
Gain (loss) on sale of loans	—	—	—	—	—	(53,035)	1,621	—	—	(51,414)
Intersegment revenue	75,361	302	2	6,831	82,496	—	63,384	(145,880)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	466	—	—	10,361	10,827
Derivative settlements, net	—	—	—	—	—	65,622	—	—	(9,965)	55,657
Total other income (expense)	179,699	48,457	112,444	26,538	367,138	30,480	70,328	(145,880)	396	322,462
Operating expenses:										
Salaries and benefits	51,320	23,290	24,379	18,081	117,070	8,316	54,910	98	2,999	183,393
Restructure expense - severance and contract termination costs	747	—	282	487	1,516	1,845	3,706	(7,067)	—	—
Impairment expense	5,074	—	—	—	5,074	9,351	4,409	—	—	18,834
Cost to provide enrollment services	—	—	64,965	—	64,965	—	—	—	—	64,965
Other expenses	33,922	9,879	11,224	2,489	57,514	35,679	53,975	24	26,230	173,422
Intersegment expenses	47,737	1,397	6,641	2,323	58,098	77,105	3,732	(138,935)	—	—
Total operating expenses	138,800	34,566	107,491	23,380	304,237	132,296	120,732	(145,880)	29,229	440,614
Income (loss) before income taxes	42,276	15,580	4,970	3,182	66,008	50,957	(85,717)	—	13,492	44,740
Income tax (expense) benefit (a)	(14,321)	(5,175)	(1,730)	(1,021)	(22,247)	(18,356)	28,499	—	(5,792)	(17,896)
Net income (loss) from continuing operations	27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	7,700	26,844
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	1,818	1,818
Net income (loss)	$ 27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	9,518	28,662

(a) Income taxes are applied to each operating segment based on the consolidated effective tax rate for the period.

	Year ended December 31, 2007									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 5,459	3,809	347	18	9,633	1,730,882	7,485	(3,737)	3,013	1,747,276
Interest expense	—	7	7	—	14	1,465,883	40,502	(3,737)	—	1,502,662
Net interest income (loss)	5,459	3,802	340	18	9,619	264,999	(33,017)	—	3,013	244,614
Less provision for loan losses	—	—	—	—	—	28,178	—	—	—	28,178
Net interest income (loss) after provision for loan losses	5,459	3,802	340	18	9,619	236,821	(33,017)	—	3,013	216,436
Other income (expense):										
Loan and guaranty servicing revenue	122,086	—	—	—	122,086	294	—	—	—	122,380
Tuition payment processing and campus commerce revenue	—	42,766	—	—	42,766	—	—	—	—	42,766
Enrollment services revenue	—	—	103,905	—	103,905	—	—	—	—	103,905
Software services revenue	5,689	—	—	22,075	27,764	—	—	—	—	27,764
Other income	—	—	—	—	—	17,820	12,603	—	—	30,423
Gain (loss) on sale of loans	—	—	—	—	—	3,597	—	—	—	3,597
Intersegment revenue	74,687	688	891	15,683	91,949	—	9,040	(100,989)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	26,806	26,806
Derivative settlements, net	—	—	—	—	—	6,628	12,049	—	—	18,677
Total other income (expense)	202,462	43,454	104,796	37,758	388,470	28,339	33,692	(100,989)	26,806	376,318
Operating expenses:										
Salaries and benefits	85,462	20,426	33,480	23,959	163,327	23,101	49,839	(1,747)	2,111	236,631
Restructure expense- severance and contract termination costs	1,840	—	929	58	2,827	2,406	4,998	(10,231)	—	—
Impairment expense	—	—	11,401	—	11,401	28,291	9,812	—	—	49,504
Cost to provide enrollment services	—	—	45,408	—	45,408	—	—	—	—	45,408
Other expenses	36,618	8,901	15,037	2,995	63,551	29,205	77,915	2,969	30,426	204,066
Intersegment expenses	10,552	364	335	775	12,026	74,714	5,240	(91,980)	—	—
Total operating expenses	134,472	29,691	106,590	27,787	298,540	157,717	147,804	(100,989)	32,537	535,609
Income (loss) before income taxes	73,449	17,565	(1,454)	9,989	99,549	107,443	(147,129)	—	(2,718)	57,145
Income tax (expense) benefit (a)	(27,910)	(6,675)	553	(3,796)	(37,828)	(40,828)	57,285	—	(345)	(21,716)
Net income (loss) from continuing operations	45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(3,063)	35,429
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—	—	—	(2,575)	(2,575)
Net income (loss)	$ 45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(5,638)	32,854

(a) Income taxes are based on 38% of net income (loss) before tax for the individual operating segment.

Non-GAAP Performance Measures

In accordance with the rules and regulations of the Securities and Exchange Commission, the Company prepares financial statements in accordance with generally accepted accounting principles. In addition to evaluating the Company's GAAP-based financial information, management also evaluates the Company's operating segments on a non-GAAP performance measure referred to as "base net income" for each operating segment. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" to manage each operating segment because management believes these measures provide additional information regarding the operational and performance indicators that are most closely assessed by management.

"Base net income" is the primary financial performance measure used by management to develop financial plans, establish corporate performance targets, allocate resources, track results, evaluate performance, and determine incentive compensation. Accordingly, financial information is reported to management on a "base net income" basis by operating segment, as these are the measures used regularly by the Company's chief operating decision maker. The Company's board of directors utilizes "base net income" to set performance targets and evaluate management's performance. The Company also believes analysts, rating agencies, and creditors use "base net income" in their evaluation of the Company's results of operations. While "base net income" is not a substitute for reported results under GAAP, the Company utilizes "base net income" in operating its business because "base net income" permits management to make meaningful period-to-period comparisons by eliminating the temporary volatility in the Company's performance that arises from certain items that are primarily affected by factors beyond the control of management. Management believes "base net income" provides additional insight into the financial performance of the core business activities of the Company's operations.

Limitations of "Base Net Income"

While GAAP provides a uniform, comprehensive basis of accounting, for the reasons discussed above, management believes that "base net income" is an important additional tool for providing a more complete understanding of the Company's results of operations. Nevertheless, "base net income" is subject to certain general and specific limitations that investors should carefully consider. For example, as stated above, unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting. The Company's "base net income" is not a defined term within GAAP and may not be comparable to similarly titled measures reported by other companies. Investors, therefore, may not be able to compare the Company's performance with that of other companies based upon "base net income". "Base net income" results are only meant to supplement GAAP results by providing additional information regarding the operational and performance indicators that are most closely monitored and used by the Company's management and board of directors to assess performance and information which the Company believes is important to analysts, rating agencies, and creditors.

Other limitations of "base net income" arise from the specific adjustments that management makes to GAAP results to derive "base net income" results. These differences are described below.

The adjustments required to reconcile from the Company's "base net income" measure to its GAAP results of operations relate to differing treatments for derivatives, foreign currency transaction adjustments, and certain other items that management does not consider in evaluating the Company's operating results. The following table reflects adjustments associated with these areas by operating segment and Corporate Activity and Overhead:

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
	Year ended December 31, 2009						
Derivative market value, foreign currency, and put option adjustments	$ —	—	—	—	34,569	(3,767)	30,802
Amortization of intangible assets	4,315	7,440	9,961	533	—	—	22,249
Compensation related to business combinations	—	—	—	—	—	159	159
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	(7,502)	—	(7,502)
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—	—
Net tax effect (a)	(1,640)	(2,827)	(3,787)	(202)	(10,285)	2,514	(16,227)
Total adjustments to GAAP	$ 2,675	4,613	6,174	331	16,782	(1,094)	29,481
	Year ended December 31, 2008						
Derivative market value, foreign currency, and put option adjustments	$ —	—	—	—	(13,844)	3,483	(10,361)
Amortization of intangible assets	4,751	7,826	12,451	1,057	145	—	26,230
Compensation related to business combinations	—	—	—	—	—	2,999	2,999
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	(32,360)	—	(32,360)
Income (loss) from discontinued operations, net of tax	(1,818)	—	—	—	—	—	(1,818)
Net tax effect (a)	(1,590)	(2,615)	(4,185)	(354)	16,770	(2,234)	5,792
Total adjustments to GAAP	$ 1,343	5,211	8,266	703	(29,289)	4,248	(9,518)
	Year ended December 31, 2007						
Derivative market value, foreign currency, and put option adjustments	$ —	—	—	—	(24,224)	(2,582)	(26,806)
Amortization of intangible assets	5,094	5,815	12,692	1,191	5,634	—	30,426
Compensation related to business combinations	—	—	—	—	—	2,111	2,111
Variable-rate floor income, net of settlements on derivatives	—	—	—	—	(3,013)	—	(3,013)
Income (loss) from discontinued operations, net of tax	2,575	—	—	—	—	—	2,575
Net tax effect (a)	(1,936)	(2,209)	(4,823)	(452)	8,209	1,556	345
Total adjustments to GAAP	$ 5,733	3,606	7,869	739	(13,394)	1,085	5,638

(a) For 2009 and 2007, income taxes are applied based on 38% for each operating segment and any difference between 38% and the effective tax rate for the period is reflected in Corporate Activities and Overhead. For 2008, income taxes are applied to each operating segment (including Corporate Activities and Overhead) based on the consolidated effective tax rate for the period.

Differences between GAAP and "Base Net Income"

Management's financial planning and evaluation of operating results does not take into account the following items because their volatility and/or inherent uncertainty affect the period-to-period comparability of the Company's results of operations. A more detailed discussion of the differences between GAAP and "base net income" follows.

Derivative market value, foreign currency, and put option adjustments: "Base net income" excludes the periodic unrealized gains and losses that are caused by the change in fair value on derivatives used in the Company's risk management strategy in which the Company does not qualify for "hedge treatment" under GAAP. As such, the Company recognizes changes in fair value of derivative instruments currently in earnings. The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Derivative instruments primarily used by the Company to manage interest rate risk includes interest rate swaps and basis swaps. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company does not qualify its derivatives for "hedge treatment", and the stand-alone derivative must be marked-to-market in the income statement with no consideration for the corresponding change in fair value of the hedged item. The Company believes these point-in-time estimates of asset and liability values that are subject to interest rate fluctuations make it difficult to evaluate the ongoing results of operations against its business plan and affect the period-to-period comparability of the results of operations. Included in "base net income" are the economic effects of the Company's derivative instruments, which includes any cash paid or received being recognized as an expense or revenue upon actual derivative settlements. These settlements are included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income.

"Base net income" excludes the foreign currency transaction gains or losses caused by the re-measurement of the Company's Euro-denominated bonds to U.S. dollars. In connection with the issuance of the Euro-denominated bonds, the Company has entered into cross-currency interest rate swaps. Under the terms of these agreements, the principal payments on the Euro-denominated notes will effectively be paid at the exchange rate in effect at the issuance date of the bonds. The cross-currency interest rate swaps also convert the floating rate paid on the Euro-denominated bonds (EURIBOR index) to an index based on LIBOR. Included in "base net income" are the economic effects of any cash paid or received being recognized as an expense or revenue upon actual settlements of the cross-currency interest rate swaps. These settlements are included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income. However, the gains or losses caused by the re-measurement of the Euro-denominated bonds to U.S. dollars and the change in market value of the cross-currency interest rate swaps are excluded from "base net income" as the Company believes the point-in-time estimates of value that are subject to currency rate fluctuations related to these financial instruments make it difficult to evaluate the ongoing results of operations against the Company's business plan and affect the period-to-period comparability of the results of operations. The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel.

In 2008 and 2007, "base net income" also excluded the change in fair value of put options issued by the Company for certain business acquisitions. The put options were valued by the Company each reporting period using a Black-Scholes pricing model. Therefore, the fair value of those options were primarily affected by the strike price and term of the underlying option, the Company's stock price, and the dividend yield and volatility of the Company's stock. The Company believed those point-in-time estimates of value that were subject to fluctuations made it difficult to evaluate the ongoing results of operations against the Company's business plans and affected the period-to-period comparability of the results of operations. In 2008, the Company settled all of its obligations related to these put options.

The gains and/or losses included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income are primarily caused by interest rate and currency volatility, changes in the value of put options based on the inputs used in the Black-Scholes pricing model, as well as the volume and terms of put options and of derivatives not receiving hedge treatment. "Base net income" excludes these unrealized gains and losses and isolates the effect of interest rate, currency, and put option volatility on the fair value of such instruments during the period. Under GAAP, the effects of these factors on the fair value of the put options and the derivative instruments (but not the underlying hedged item) tend to show more volatility in the short term.

Amortization of intangible assets: "Base net income" excludes the amortization of acquired intangibles, which arises primarily from the acquisition of definite life intangible assets in connection with the Company's acquisitions, since the Company feels that such charges do not drive the Company's operating performance on a long-term basis and can affect the period-to-period comparability of the results of operations.

Compensation related to business combinations: The Company has structured certain business combinations in which the consideration paid has been dependent on the sellers' continued employment with the Company. As such, the value of the consideration paid is recognized as compensation expense by the Company over the term of the applicable employment agreement. "Base net income" excludes this expense because the Company believes such charges do not drive its operating performance on a long-term basis and can affect the period-to-period comparability of the results of operations. If the Company did not enter into the employment agreements in connection with the acquisition, the amount paid to these former shareholders of the acquired entity would have been recorded by the Company as additional consideration of the acquired entity, thus, not having an effect on the Company's results of operations.

***Variable-rate floor income, net of settlements on derivatives*:** Loans that reset annually on July 1 can generate excess spread income compared with the rate based on the special allowance payment formula in declining interest rate environments. The Company refers to this additional income as variable-rate floor income. The Company excludes variable-rate floor income, net of settlements paid on derivatives used to hedge student loan assets earning variable-rate floor income, from its "base net income" since the timing and amount of variable-rate floor income (if any) is uncertain, it has been eliminated by legislation for all loans originated on and after April 1, 2006, and it is in excess of expected spreads. In addition, because variable-rate floor income is subject to the underlying rate for the subject loans being reset annually on July 1, it is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

The Company has used derivative instruments to hedge variable rate floor income during certain periods. During the year ended December 31, 2008, the Company made payments (settlements) of $10.0 million on such derivatives. These settlements are netted with variable-rate floor income and are excluded from "base net income."

Discontinued operations: In May 2007, the Company sold EDULINX. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company.

STUDENT LOAN AND GUARANTY SERVICING OPERATING SEGMENT – RESULTS OF OPERATIONS

The Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolio and the portfolios of third parties and servicing provided to guaranty agencies. The loan servicing activities include loan origination activities, loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating fee revenue when performed for third-party clients. The guaranty servicing activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services to guaranty agencies. The Company's student loan servicing division uses proprietary systems to manage the servicing process. These systems provide for automated compliance with most of the federal student loan regulations adopted under the Higher Education Act.

Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. In addition, the Company earns servicing revenue for the origination of loans and conversion of loan portfolios. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected.

In June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service all federally-owned student loans, including FFELP loans purchased by the Department pursuant to ECASLA. No later than August 2010, the Company expects to also begin servicing new loans originated under the Direct Loan Program. Servicing volume has initially been allocated by the Department to the four servicers and performance factors such as customer satisfaction levels and default rates will determine volume allocations over time. The contract spans five years with one, five-year renewal option. Servicing loans under this contract will increase revenue earned by this segment. However, operating margins under this contract are expected to be lower than historical levels achieved.

The Company began servicing loans for the Department under this contract in September 2009 and recognized approximately $1.7 million of revenue during 2009. As of December 31, 2009 and March 1, 2010, the Company was servicing approximately $3.4 billion and $6.3 billion, respectively, of loans under the Department's servicing contract, which includes approximately $1.5 billion and $4.3 billion, respectively, of loans not previously serviced by the Company that were sold by third parties to the Department as part of the ECASLA Purchase Program.

Student Loan Servicing Volumes (dollars in millions)



FFELP servicing
Non-federally insured servicing
Guarantee Volume O/S
FFELP - ED Loan Purchase Eligible (a)
Government servicing (b)
$40,000
$37,500
$35,000
$32,500
$30,000
$27,500
$25,000
$33,817
$1,616
$32,201
$35,889
$1,675
$1,535
$32,679
$37,549
$3,439
$1,722
$1,273
$31,115
As of Dec 31, 07
As of Dec 31, 08
As of Dec 31, 09

	As of Dec 31, 07	As of Dec 31, 08	As of Dec 31, 09
Company Owned	$25,420	$24,136	$23,139
% of Total	75.2%	67.3%	61.6%

(a) As of December 31, 2009, the Company was servicing $464.2 million of loans owned by the Company and approximately $809.3 million of loans for third parties that were disbursed on or after July 1, 2009 and may be eligible to be sold to the Department of Education pursuant to its 2009-2010 Loan Purchase Commitment Program. The Company expects to retain servicing rights on all loans sold to the Department which are currently being serviced by the Company.

Year ended December 31, 2009 compared to year ended December 31, 2008

	Year ended December 31, 2009	Year ended December 31, 2008	$ Change
Net interest income	$ 112	1,377	(1,265)
Loan and guaranty servicing revenue	110,273	99,916	10,357
Software services revenue	3,701	4,371	(670)
Other income	644	51	593
Intersegment revenue	85,104	75,361	9,743
Total other income	199,722	179,699	20,023
Salaries and benefits	54,289	51,320	2,969
Restructure expense - severance and contract termination costs	5,964	747	5,217
Impairment expense	—	5,074	(5,074)
Other expenses	35,391	33,922	1,469
Intersegment expenses	37,039	47,737	(10,698)
Total operating expenses	132,683	138,800	(6,117)
"Base net income" before income taxes	67,151	42,276	24,875
Income tax expense	(25,518)	(14,321)	(11,197)
"Base net income"	$ 41,633	27,955	13,678
Before Tax Operating Margin	33.6%	23.3%	

Net interest income. Investment income decreased as a result of decreases in interest rates on cash held in 2009 compared to 2008.

Loan and guaranty servicing revenue and intersegment revenue.

	Year ended December 31,					
	2009			2008		
	Origination revenue	Servicing revenue	Total revenue	Origination revenue	Servicing revenue	Total revenue
FFELP servicing (a)	$ 1,893	57,630	59,523	3,754	45,346	49,100
Private servicing	816	7,454	8,270	486	7,495	7,981
Government servicing	—	1,679	1,679	—	—	—
Guaranty servicing (b)	307	40,494	40,801	442	42,393	42,835
Loan and guaranty servicing revenue	3,016	107,257	110,273	4,682	95,234	99,916
Intersegment revenue (c)	8,569	76,535	85,104	5,389	69,972	75,361
Total servicing revenue	$ 11,585	183,792	195,377	10,071	165,206	175,277

(a) FFELP origination revenue decreased in 2009 compared to 2008 due to lenders exiting the FFELP marketplace as a result of legislative changes and disruptions in the capital markets. FFELP servicing revenue increased in 2009 due to an increase in servicing volume and the receipt of $6.8 million in conversion fees associated with the loss of life of loan servicing and transfer related activities for third party clients that sold loans to the Department of Education under the Purchase Program.

(b) Guaranty servicing revenue decreased in 2009 due to the receipt of $13.7 million in fees received from rehabilitation collections on defaulted loan assets in 2008. In 2009, the revenue from rehabilitation collections on defaulted loans was $7.8 million. This decrease was offset by an increase in consolidation collection revenue in 2009.

(c) Intersegment origination revenue increased in 2009 compared to the same period in 2008 due to an increase in the Company's disbursement volume. Intersegment servicing revenue increased in 2009 compared to the same period in 2008 due to an increase in the number of loans transferred between various financings as the Company was executing certain financing strategies and conversion fees received upon the Company selling student loans to the Department under the Purchase Program.

Operating expenses. Excluding restructure and impairment charges and collection fees paid related to rehabilitation sales, operating expenses decreased $3.0 million (2.4%) for the year ended December 31, 2009 compared to 2008. This decrease was the result of cost savings from the Company's restructuring plans.

Before tax operating margin. Excluding restructure and impairment expenses, before tax operating margins were 36.6% and 26.6% for the years ended December 31, 2009 and 2008, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended December 31, 2008	2007	$ Change
Net interest income	$ 1,377	5,459	(4,082)
Loan and guaranty servicing revenue	99,916	122,086	(22,170)
Software services revenue	4,371	5,689	(1,318)
Other income	51	—	51
Intersegment revenue	75,361	74,687	674
Total other income	179,699	202,462	(22,763)
Salaries and benefits	51,320	85,462	(34,142)
Restructure expense - severance and contract termination costs	747	1,840	(1,093)
Impairment expense	5,074	—	5,074
Other expenses	33,922	36,618	(2,696)
Intersegment expenses	47,737	10,552	37,185
Total operating expenses	138,800	134,472	4,328
"Base net income" before income taxes	42,276	73,449	(31,173)
Income tax expense	(14,321)	(27,910)	13,589
"Base net income"	$ 27,955	45,539	(17,584)
Before Tax Operating Margin	23.3%	35.3%	

Net interest income. Investment income decreased as a result of an overall decrease in cash held in 2008 compared to 2007, as well as a decrease in interest rates on cash held in 2008 compared to 2007.

Loan and guaranty servicing revenue and intersegment revenue.

	Year ended December 31, 2008			2007		
	Origination revenue	Servicing revenue	Total revenue	Origination revenue	Servicing revenue	Total revenue
FFELP servicing (a)	$ 3,754	45,346	49,100	7,758	47,618	55,376
Private servicing	486	7,495	7,981	1,635	8,661	10,296
Government servicing	—	—	—	—	—	—
Guaranty servicing (b)	442	42,393	42,835	534	55,880	56,414
Loan and guaranty servicing revenue	4,682	95,234	99,916	9,927	112,159	122,086
Intersegment revenue	5,389	69,972	75,361	8,745	65,942	74,687
Total servicing revenue	$ 10,071	165,206	175,277	18,672	178,101	196,773

(a) FFELP origination revenue decreased in 2008 compared to 2007 due to lenders exiting the FFELP marketplace as a result of legislative changes and disruptions in the capital markets.

(b) Guaranty servicing revenue decreased in 2008 mainly due to the termination of a Voluntary Flexible Agreement between the Department and College Assist, one of the Company's customers, which decreased certain rates in which the Company earns revenue. The remaining decrease is due to the receipt of $16.2 million in fees received from rehabilitation collections on defaulted loan assets in 2007. In 2008, the revenue from rehabilitation collections on defaulted loans was $13.7 million.

Operating expenses. Operating expenses increased for the year ended December 31, 2008 compared to the same period in 2007 as a result of the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007. Excluding restructure and impairment charges and corporate allocations, operating expenses decreased $22.3 million (16.8%) for the year ended December 31, 2008 compared to 2007. This decrease was the result of cost savings from the Company's restructuring plans.

Before tax operating margin. Excluding restructure and impairment expenses and expenses associated with the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, the before tax operating margins were 39.1% and 36.2% for the years ended December 31, 2008 and 2007, respectively.

TUITION PAYMENT PROCESSING AND CAMPUS COMMERCE OPERATING SEGMENT – RESULTS OF OPERATIONS

The Tuition Payment Processing and Campus Commerce operating segment provides products and services to help institutions and education seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle. The Company provides actively managed tuition payment solutions, online payment processing, detailed information reporting, financial needs analysis, and data integration services to K-12 and higher educational institutions, families, and students. In addition, the Company provides customer-focused electronic transactions, information sharing, and account and bill presentment to colleges and universities.

This segment of the Company's business is subject to seasonal fluctuations which correspond, or are related to, the traditional school year. Tuition management revenue is recognized over the course of the academic term, but the peak operational activities take place in summer and early fall. Revenue associated with providing electronic commerce subscription services is recognized over the service period with the highest revenue months being July through September and December and January. The Company's operating expenses do not follow the seasonality of the revenues. This is primarily due to fixed year-round personnel costs and seasonal marketing costs.

Year ended December 31, 2009 compared to year ended December 31, 2008

	Year ended December 31,		
	2009	2008	$ Change
Net interest income	$ 62	1,689	(1,627)
Tuition payment processing and campus commerce revenue	53,894	48,155	5,739
Intersegment revenue	237	302	(65)
Total other income	54,131	48,457	5,674
Salaries and benefits	25,549	23,290	2,259
Other expenses	9,642	9,879	(237)
Intersegment expenses	2,800	1,397	1,403
Total operating expenses	37,991	34,566	3,425
"Base net income" before income taxes	16,202	15,580	622
Income tax expense	(6,156)	(5,175)	(981)
"Base net income"	$ 10,046	10,405	(359)
Before Tax Operating Margin	29.9%	31.1%	

Net interest income. Investment income decreased as a result of decreases in interest rates on cash held in 2009 compared to 2008.

Tuition payment processing and campus commerce revenue. Tuition payment processing and campus commerce revenue increased in 2009 compared to the same period in 2008 as a result of an increase in the number of managed tuition payment plans as well as an increase in campus commerce transactions processed.

Operating expenses. Operating expenses increased for the year ended December 31, 2009 compared to 2008 as a result of incurring additional costs associated with salaries and benefits to support the increase in the number of managed tuition payment plans and campus commerce transactions. In addition, the Company continues to invest in new products and services to meet customer needs and expand product and service offerings. These investments increased operating expenses for the year ended December 31, 2009 compared to 2008.

Before tax operating margin. Excluding net interest income, the before tax operating margins were 29.8% and 28.7% for the years ended December 31, 2009 and 2008, respectively. Net interest income earned by the Company during any given period is subject to the underlying interest rate earned on cash and is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

Year ended December 31, 2008 compared to year ended December 31, 2007

		Year ended December 31,		
		2008	**2007**	**$ Change**
Net interest income	$	1,689	3,802	(2,113)
Tuition payment processing and campus commerce revenue		48,155	42,766	5,389
Intersegment revenue		302	688	(386)
Total other income		48,457	43,454	5,003
Salaries and benefits		23,290	20,426	2,864
Other expenses		9,879	8,901	978
Intersegment expenses		1,397	364	1,033
Total operating expenses		34,566	29,691	4,875
"Base net income" before income taxes		15,580	17,565	(1,985)
Income tax expense		(5,175)	(6,675)	1,500
"Base net income"	$	10,405	10,890	(485)
Before Tax Operating Margin		31.1%	37.2%	

Net interest income. Investment income decreased as a result of decreases in interest rates on cash held in 2008 compared to 2007.

Tuition payment processing and campus commerce revenue. Tuition payment processing and campus commerce revenue increased in 2008 compared to the same periods in 2007 as a result of an increase in the number of managed tuition payment plans as well as an increase in campus commerce transactions processed.

Operating expenses. Operating expenses increased for the year ended December 31, 2008 compared to 2007 as a result of incurring additional costs associated with salaries and benefits to support the increase in the number of managed tuition payment plans and campus commerce transactions. In addition, the Company continues to invest in new products and services to meet customer needs and expand product and service offerings. These investments increased operating expenses for the year ended December 31, 2008 compared to 2007.

Before tax operating margin. Excluding net interest income and expenses associated with the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, the before tax operating margins were 30.6% and 31.7% for the years ended December 31, 2008 and 2007, respectively. Net interest income earned by the Company during any given period is subject to the underlying interest rate earned on cash and is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

ENROLLMENT SERVICES OPERATING SEGMENT – RESULTS OF OPERATIONS

The Enrollment Services segment offers products and services that are focused on helping colleges recruit and retain students (lead generation and recruitment services and helping students plan and prepare for life after high school (content management and publishing and editing services). Lead generation products and services include vendor lead management services and admissions lead generation. Recruitment services include pay per click marketing management, email marketing, list marketing services, and admissions consulting. Content management products and services include online courses and related services. Publishing and editing services include test preparation study guides and essay and resume editing services.

Year ended December 31, 2009 compared to year ended December 31, 2008

	Year ended December 31,		
	2009	**2008**	**$ Change**
Net interest income	$ —	17	(17)
Enrollment services revenue	119,397	112,405	6,992
Software services revenue	—	37	(37)
Intersegment revenue	555	2	553
Total other income	119,952	112,444	7,508
Salaries and benefits	23,222	24,379	(1,157)
Restructure expense - severance and and contract termination costs	—	282	(282)
Impairment expense	32,728	—	32,728
Cost to provide enrollment services	74,926	64,965	9,961
Other expenses	13,226	11,224	2,002
Intersegment expenses	2,121	6,641	(4,520)
Total operating expenses	146,223	107,491	38,732
"Base net income (loss)" before income taxes	(26,271)	4,970	(31,241)
Income tax (expense) benefit	9,984	(1,730)	11,714
"Base net income (loss)"	$ (16,287)	3,240	(19,527)
Before Tax Operating Margin	(21.9%)	4.4%	

Enrollment services revenue, cost to provide enrollment services, and gross profit.

	Year ended December 31, 2009				
	Lead generation (a)	Publishing and editing services (b)	Subtotal	Content management and recruitment services (c)	Total
Enrollment services revenue	$ 88,851	10,906	99,757	19,640	119,397
Cost to provide enrollment services	70,663	4,263	74,926		
Gross profit	$ 18,188	6,643	24,831		
Gross profit %	20.5%	60.9%	24.9%		

	Year ended December 31, 2008				
	Lead generation (a)	Publishing and editing services (b)	Subtotal	Content management and recruitment services (c)	Total
Enrollment services revenue	$ 72,513	15,114	87,627	24,778	112,405
Cost to provide enrollment services	58,668	6,297	64,965		
Gross profit	$ 13,845	8,817	22,662		
Gross profit %	19.1%	58.3%	25.9%		

(a) Lead generation revenue increased $16.3 million (22.5%) for the year ended December 31, 2009 compared to 2008 as a result of an increase in lead generation services volume. The gross profit for lead generation services increased due to the Company's focus on eliminating lower margin sales and creating cost efficiencies.

(b) Publishing and editing services revenue decreased $4.2 million (27.8%) for the year ended December 31, 2009 compared to 2008 due to competition related to online delivery of similar products, as well as a general downturn in economic conditions. The gross profit for publishing and editing services increased as a result of a shift in the mix of products sold.

(c) Content management and recruitment services revenue decreased $5.1 million (20.7%) for the year ended December 31, 2009 compared to 2008. This decrease was the result of a decrease of $3.8 million associated with the Company's pay per click marketing management, email marketing, and admissions consulting services and a decrease of $1.9 million associated with the Company's list marketing services. These decreases were offset by an increase in revenue related to online courses.

Impairment expense. Impairment expense includes a $32.7 million charge related to the impairment of goodwill and intangible assets related to the Company's direct marketing and list management business. This business has been negatively affected by the economic recession and deterioration of the direct-to-consumer student loan market.

Operating expenses. Excluding restructure and impairment charges and the cost to provide enrollment services, operating expenses decreased $3.7 million (8.7%) for the year ended December 31, 2009 compared to 2008 as a result of continued focus on cost efficiencies.

Before tax operating margin. Excluding restructure and impairment expenses, before tax operating margins were 5.4% and 4.7% for the years ended December 31, 2009 and 2008, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended December 31, 2008	Year ended December 31, 2007	$ Change
Net interest income	$ 17	340	(323)
Enrollment services revenue	112,405	103,905	8,500
Software services revenue	37	—	37
Intersegment revenue	2	891	(889)
Total other income	112,444	104,796	7,648
Salaries and benefits	24,379	33,480	(9,101)
Restructure expense - severance and contract termination costs	282	929	(647)
Impairment expense	—	11,401	(11,401)
Cost to provide enrollment services	64,965	45,408	19,557
Other expenses	11,224	15,037	(3,813)
Intersegment expenses	6,641	335	6,306
Total operating expenses	107,491	106,590	901
"Base net income (loss)" before income taxes	4,970	(1,454)	6,424
Income tax (expense) benefit	(1,730)	553	(2,283)
"Base net income (loss)"	$ 3,240	(901)	4,141
Before Tax Operating Margin	4.4%	(1.4%)	

<u>*Enrollment services revenue, cost to provide enrollment services, and gross profit.*</u>

	Year ended December 31, 2008				
	Lead generation (a)	Publishing and editing services (b)	Subtotal	Content management and recruitment services (c)	Total
Enrollment services revenue	$ 72,513	15,114	87,627	24,778	112,405
Cost to provide enrollment services	58,668	6,297	64,965		
Gross profit	$ 13,845	8,817	22,662		
Gross profit %	19.1%	58.3%	25.9%		

	Year ended December 31, 2007				
	Lead generation (a)	Publishing and editing services (b)	Subtotal	Content management and recruitment services (c)	Total
Enrollment services revenue	$ 50,195	17,835	68,030	35,875	103,905
Cost to provide enrollment services	38,585	6,823	45,408		
Gross profit	$ 11,610	11,012	22,622		
Gross profit %	23.1%	61.7%	33.3%		

(a) Lead generation revenue increased $22.3 million (44.5%) for the year ended December 31, 2008 compared to 2007 as a result of an increase in lead generation services volume. The gross profit for lead generation services decreased due to the Company's focus on increasing customer base and volume.

(b) Publishing and editing services revenue decreased $2.7 million (15.3%) for the year ended December 31, 2008 compared to 2007 due to competition related to online delivery of similar products, as well as a general downturn in economic conditions. The gross profit for publishing and editing services decreased as a result of a shift in the mix of products sold.

(c) Content management and recruitment services revenue decreased $11.1 million (30.9%) for the year ended December 31, 2008 compared to 2007. This decrease was the result of a decrease of $1.5 million associated with the Company's pay per click marketing management, email marketing, and admissions consulting services and a decrease of $9.1 million associated with the Company's list marketing services.

Operating expenses. Excluding restructure and impairment charges and the cost to provide enrollment services, operating expenses decreased $6.6 million (13.5%) for the year ended December 31, 2008 compared to 2007 as a result of continued focus on cost efficiencies.

Before tax operating margin. Excluding restructure and impairment expenses and expenses associated with the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, the before tax operating margins were 7.7% and 10.3% for the years ended December 31, 2008 and 2007, respectively.

SOFTWARE AND TECHNICAL SERVICES OPERATING SEGMENT – RESULTS OF OPERATIONS

The Company's Software and Technical Services operating segment develops student loan servicing software, which is used internally by the Company and also licensed to third-party student loan holders and servicers. This segment also provides information technology products and services, with core areas of business in educational loan software solutions, legacy modernization, technical consulting services, and Enterprise Content Management solutions.

Many of the Company's external customers receiving services in this segment have been negatively impacted as a result of the passage of the College Cost Reduction Act and the recent disruption in the capital markets. This impact could decrease the demand for products and services and affect this segment's future revenue and profit margins.

Year ended December 31, 2009 compared to year ended December 31, 2008

	Year ended December 31,		
	2009	2008	$ Change
Net interest income	$ —	24	(24)
Software services revenue	17,463	19,707	(2,244)
Intersegment revenue	14,586	6,831	7,755
Total other income	32,049	26,538	5,511
Salaries and benefits	21,978	18,081	3,897
Restructure expense - severance and contract termination costs	936	487	449
Other expenses	3,330	2,489	841
Intersegment expenses	2,867	2,323	544
Total operating expenses	29,111	23,380	5,731
"Base net income" before income taxes	2,938	3,182	(244)
Income tax expense	(1,118)	(1,021)	(97)
"Base net income"	$ 1,820	2,161	(341)
Before Tax Operating Margin	9.2%	12.0%	

Software services revenue. Software services revenue decreased in 2009 compared to 2008 as the result of a reduction in the number of projects for existing external customers and the loss of external customers due to the legislative developments in the student loan industry throughout 2008 and 2009.

Intersegment revenue. Intersegment revenue increased in 2009 compared to 2008 as a result of an increase in the number of projects for internal customers.

Operating expenses. Operating expenses increased in 2009 compared to 2008 as a result of costs associated with salaries and benefits to support the increase in intersegment revenue.

Before tax operating margin. Excluding restructure expenses, operating margins were 12.1% and 13.8% for the years ended December 31, 2009 and 2008, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended December 31,		
	2008	**2007**	**$ Change**
Net interest income after the provision	$ 24	18	6
Software services revenue	19,707	22,075	(2,368)
Intersegment revenue	6,831	15,683	(8,852)
Total other income	26,538	37,758	(11,220)
Salaries and benefits	18,081	23,959	(5,878)
Restructure expense - severance and contract termination costs	487	58	429
Other expenses	2,489	2,995	(506)
Intersegment expenses	2,323	775	1,548
Total operating expenses	23,380	27,787	(4,407)
"Base net income" before income taxes	3,182	9,989	(6,807)
Income tax expense	(1,021)	(3,796)	2,775
"Base net income"	$ 2,161	6,193	(4,032)
Before Tax Operating Margin	12.0%	26.4%	

Software services revenue. Software services revenue decreased in 2008 compared to 2007 as the result of a reduction in the number of projects for existing external customers and the loss of external customers due to the legislative developments in the student loan industry throughout 2008.

Intersegment revenue. Intersegment revenue decreased in 2008 compared to 2007 as a result of an decrease in the number of projects for internal customers.

Operating expenses. Operating expenses decreased in 2008 compared to 2007 as a result of a decrease in costs associated with salaries and benefits as a result of the decrease in projects for customers and the loss of customers due to legislative developments in the student loan industry. These decreases were partially offset by increases in operating expenses as a result of the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007.

Before tax operating margin. Excluding restructure expense and expenses associated with the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, the before tax operating margins were 22.4 % and 26.6% for the years ended December 31, 2008 and 2007, respectively.

ASSET GENERATION AND MANAGEMENT OPERATING SEGMENT – RESULTS OF OPERATIONS

The Asset Generation and Management Operating Segment includes the origination, acquisition, management, and ownership of the Company's student loan assets, which has historically been the Company's largest product and service offering. The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the costs associated with originating, acquiring, and financing its portfolio. The Company generates student loan assets through direct origination or through acquisitions. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose. In addition to the student loan portfolio, all costs and activity associated with the generation of assets, funding of those assets, and maintenance of the debt transactions are included in this segment.

Student Loan Portfolio

The tables below outline the components of the Company's student loan portfolio:

	As of December 31, 2009				
	Total		Originated prior to 10/1/07	Originated on or after 10/1/07	2009-2010 Academic Year Loans (b)
Federally insured:					
Stafford	$ 7,145,966	29.9%	$ 6,237,445	494,611	413,910
PLUS/SLS	474,826	2.0%	372,434	52,122	50,270
Consolidation	15,851,761	66.3%	15,665,937	185,824	—
Total federally insured	23,472,553	98.2%	$ 22,275,816	732,557	464,180
	100.0%		94.9%	3.1%	2.0%
Non-federally insured	163,321	0.6%			
Total student loans receivable (gross)	23,635,874	98.8%			
Unamortized premiums and deferred origination costs	341,970	1.4%			
Allowance for loan losses:					
Federally insured	(30,102)	(0.1%)			
Non-federally insured	(20,785)	(0.1%)			
Total student loans receivable (net)	$ 23,926,957	100.0%			

	As of December 31, 2008				
	Total		Originated prior to 10/1/07	Originated on or after 10/1/07	2008-2009 Academic Year Loans (b)
Federally insured:					
Stafford	$ 7,602,568	29.9%	$ 6,641,817	390,658	570,093
PLUS/SLS	527,670	2.1%	412,142	48,346	67,182
Consolidation	16,657,703	65.5%	16,614,950	42,753	—
Total federally insured	24,787,941	97.5%	$ 23,668,909	481,757	637,275
	100.0%		95.5%	1.9%	2.6%
Non-federally insured	273,108	1.1%			
Total student loans receivable (gross)	25,061,049	98.6%			
Unamortized premiums and deferred origination costs	402,881	1.6%			
Allowance for loan losses:					
Federally insured	(25,577)	(0.1%)			
Non-federally insured	(25,345)	(0.1%)			
Total student loans receivable (net)	$ 25,413,008	100.0%			

	As of December 31, 2007			
	Total		Originated prior to 10/1/07	Originated on or after 10/1/07 (a)
Federally insured:				
Stafford	$ 6,725,910	25.2%	$ 6,624,009	101,901
PLUS/SLS	429,941	1.6%	414,708	15,233
Consolidation	18,898,547	70.7%	18,646,993	251,554
Total federally insured	26,054,398	97.5%	$ 25,685,710	368,688
	100.0%		98.6%	1.4%
Non-federally insured	274,815	1.0%		
Total student loans receivable (gross)	26,329,213	98.5%		
Unamortized premiums and deferred origination costs	452,501	1.7%		
Allowance for loan losses:				
Federally insured	(24,534)	(0.1%)		
Non-federally insured	(21,058)	(0.1%)		
Total student loans receivable (net)	$ 26,736,122	100.0%		

(a) Federally insured student loans originated on or after October 1, 2007 earn a reduced annual yield as a result of the enactment of the College Cost Reduction Act in September 2007.

(b) 2008-2009 and 2009-2010 Academic Year loans are eligible to be participated and sold to the Department under the Department's Participation and Purchase Programs.

Origination and Acquisition

The Company has historically originated and acquired loans through various methods and channels including: (i) direct-to-consumer channel (in which the Company originates student loans directly with student and parent borrowers), (ii) campus based origination channels, and (iii) spot purchases.

The Company will originate or acquire loans through its campus based channel either directly under one of its brand names or through other originating lenders. In addition to its brands, the Company acquires student loans from lenders to whom the Company provides marketing and/or origination services established through various contracts. Branding partners are lenders for which the Company acts as a marketing agent in specified geographic areas. A forward flow lender is one for whom the Company provides origination services but provides no marketing services or whom simply agrees to sell loans to the Company under forward sale commitments.

The following table sets forth the activity of loans originated or acquired through each of the Company's channels:

	Year ended December 31,		
	2009	2008	2007
Beginning balance	$ 25,061,049	26,329,213	23,414,468
Direct channel:			
Consolidation loan originations	—	69,078	3,096,754
Less consolidation of existing portfolio	—	(28,474)	(1,602,835)
Net consolidation loan originations	—	40,604	1,493,919
Stafford/PLUS loan originations	1,669,582	1,258,961	1,086,398
Branding partner channel	860,171	936,044	662,629
Forward flow channel	202,520	517,551	1,105,145
Other channels	47,600	55,922	804,019
Total channel acquisitions	2,779,873	2,809,082	5,152,110
Repayments, claims, capitalized interest, participations, and other	(1,443,191)	(1,877,885)	(1,321,055)
Consolidation loans lost to external parties	(430,475)	(369,145)	(800,978)
Loans sold	(2,331,382)	(1,830,216)	(115,332)
Ending balance	$ 23,635,874	25,061,049	26,329,213

The Company has significant financing needs that it meets through the capital markets. Beginning in August 2007, the capital markets experienced unprecedented disruptions. Since the Company could not determine nor control the length of time or extent to which the capital markets would remain disrupted, it reduced its direct and indirect costs related to its asset generation activities and was more selective in pursuing origination activity in the direct to consumer channel. Accordingly, beginning in January 2008, the Company suspended Consolidation and private student loan originations and exercised contractual rights to discontinue, suspend, or defer the acquisition of student loans in connection with substantially all of its branding and forward flow relationships. Prior to and in conjunction with exercising this right, during the first quarter of 2008, the Company accelerated the purchase of loans from certain branding partner and forward flow lenders of approximately $511 million. During 2009, the Company acquired certain loans based on certain lending relationships and to fulfill certain obligations with its brand and forward flow partners.

Historically, the Company funded new loan originations using loan warehouse facilities and asset-backed securitizations. Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. In August 2008, the Company began funding FFELP Stafford and PLUS student loan originations for the 2008-2009 academic year pursuant to the Department's Participation Program. On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program from September 30, 2009 to September 30, 2010. The Company plans to continue to use the Participation Program and a participation agreement with Union Bank to fund loans for the 2009-2010 academic year. These facilities are allowing the Company to continue originating new federal student loans to all students regardless of the school they attend.

Activity in the Allowance for Loan Losses

The provision for loan losses represents the periodic expense of maintaining an allowance sufficient to absorb losses, net of recoveries, inherent in the portfolio of student loans. An analysis of the Company's allowance for loan losses is presented in the following table:

	Year ended December 31,		
	2009	2008	2007
Balance at beginning of period	$ 50,922	45,592	26,003
Provision for loan losses:			
Federally insured loans	20,000	17,000	23,158
Non-federally insured loans	9,000	8,000	5,020
Total provision for loan losses	29,000	25,000	28,178
Charge-offs, net of recoveries:			
Federally insured loans	(14,954)	(15,207)	(6,225)
Non-federally insured loans	(3,761)	(3,713)	(1,193)
Net charge-offs	(18,715)	(18,920)	(7,418)
Sale of federally insured loans	(520)	(750)	—
Sale of non-federally insured loans	(9,800)	—	(1,171)
Balance at end of period	$ 50,887	50,922	45,592
Allocation of the allowance for loan losses:			
Federally insured loans	$ 30,102	25,577	24,534
Non-federally insured loans	20,785	25,345	21,058
Total allowance for loan losses	$ 50,887	50,922	45,592
Allowance for federally insured loans as a percentage such loans	0.13 %	0.10 %	0.09 %
Allowance for non-federally insured loans as a percentage such loans	12.73 %	9.28 %	7.66 %

In September 2007, the Company recorded an expense of $15.7 million to increase the Company's allowance for loan losses related to an increase in risk share as a result of the elimination of the Exceptional Performer program.

During 2009, the Company participated $95.5 million of non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet.

Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests in the event such loans become 60 or 90 days delinquent. The activity in the accrual account during 2009 related to this repurchase obligation, which is included in "other liabilities" in the Company's consolidated balance sheet, is detailed below.

Beginning balance	$ —
Transfer from allowance for loan losses	9,800
Reserve for repurchase of delinquent loans (a)	800
Ending balance	$ 10,600

(a) The reserve for repurchase of loans is included in "other" under other operating expenses in the Company's consolidated statements of income.

Delinquencies have the potential to adversely impact the Company's earnings through increased servicing and collection costs and account charge-offs. The table below shows the Company's student loan delinquency amounts.

	As of December 31,			
	2009		2008	
	Dollars	Percent	Dollars	Percent
Federally Insured Loans:				
Loans in-school/grace/deferment (a)	$ 5,783,648		$ 7,374,602	
Loans in forebearance (b)	2,495,672		2,484,478	
Loans in repayment status:				
Loans current	13,038,428	85.8 %	13,169,101	88.2 %
Loans delinquent 31-60 days (c)	691,232	4.5	536,112	3.6
Loans delinquent 61-90 days (c)	314,265	2.1	240,549	1.6
Loans delinquent 91 days or greater (d)	1,149,308	7.6	983,099	6.6
Total loans in repayment	15,193,233	100.0 %	14,928,861	100.0 %
Total federally insured loans	$ 23,472,553		$ 24,787,941	
Non-Federally Insured Loans:				
Loans in-school/grace/deferment (a)	$ 34,815		$ 84,237	
Loans in forebearance (b)	1,919		9,540	
Loans in repayment status:				
Loans current	118,761	93.8 %	169,865	94.7 %
Loans delinquent 31-60 days (c)	3,023	2.4	3,315	1.8
Loans delinquent 61-90 days (c)	1,559	1.2	1,743	1.0
Loans delinquent 91 days or greater (d)	3,244	2.6	4,408	2.5
Total loans in repayment	126,587	100.0 %	179,331	100.0 %
Total non-federally insured loans	$ 163,321		$ 273,108	

(a) Loans for borrowers who still may be attending school or engaging in other permitted educational activities and are not yet required to make payments on the loans, *e.g.*, residency periods for medical students or a grace period for bar exam preparation for law students.

(b) Loans for borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the servicer consistent with the established loan program servicing procedures and policies.

(c) The period of delinquency is based on the number of days scheduled payments are contractually past due and relate to repayment loans, that is, receivables not charged off, and not in school, grace, deferment, or forbearance.

(d) Loans delinquent 91 days or greater include loans in claim status, which are loans that have gone into default and have been submitted to the guaranty agency for FFELP loans, or, if applicable, the insurer for non-federally insured loans, to process the claim for payment.

Student Loan Spread Analysis

The following table analyzes the student loan spread on the Company's portfolio of student loans and represents the spread on assets earned in conjunction with the liabilities and derivative instruments used to fund the assets.

	Year ended December 31,		
	2009	2008	2007
Variable student loan yield	2.87 %	5.42 %	7.74 %
Consolidation rebate fees	(0.70)	(0.73)	(0.77)
Premium and deferred origination costs amortization	(0.30)	(0.35)	(0.36)
Variable student loan net yield	1.87	4.34	6.61
Student loan cost of funds - interest expense	(1.40)	(3.66)	(5.51)
Student loan cost of funds - derivative settlements	0.16	0.23	—
Variable student loan spread	0.63	0.91	1.10
Variable rate floor income, net of settlements on derivatives (a)	(0.03)	(0.06)	(0.01)
Fixed rate floor income, net of settlements on derivatives	0.58	0.14	0.04
Core student loan spread	1.18 %	0.99 %	1.13 %
Average balance of student loans	$ 24,794,311	26,044,507	25,143,059
Average balance of debt outstanding	25,286,533	26,869,364	26,599,361

(a) Prior to October 1, 2008, variable rate floor income was calculated by the Company on a statutory maximum basis. However, as a result of the disruption in the capital markets beginning in August 2007, the full benefit of variable rate floor income calculated on a statutory maximum basis has not been realized by the Company due to the widening of the spread between short term interest rate indices and the Company's actual cost of funds. As a result of the ongoing volatility of interest rates, effective October 1, 2008, the

Company changed its calculation of variable rate floor income to better reflect the economic benefit received by the Company. For the student loan spread analysis shown above, variable-rate floor income for prior periods was changed to reflect the economic benefit to conform to the current period presentation.

The Company's variable student loan spread has decreased due primarily to the following items:

- Legislation reduced the yield on FFELP loans originated after October 1, 2007.
- Historically, the movement of the various interest rate indices received on the Company's student loan assets, primarily three-month commercial paper, and paid on the debt to fund such loans, primarily LIBOR, was highly correlated. The short term movement of these indices was dislocated beginning in August 2007 which has negatively impacted the Company's net interest income.

The decrease in variable student loan spread has been offset by an increase in fixed rate floor income. The Company has a portfolio of student loans that are earning interest at a fixed borrower rate which exceeds the statutorily defined variable lender rate creating fixed rate floor income. Due to the decrease in the short-term interest rates during 2008 and 2009, the Company received additional fixed rate floor income on a portion of its portfolio.

Year ended December 31, 2009 compared to year ended December 31, 2008

	Year ended December 31, 2009	Year ended December 31, 2008	$ Change
Net interest income after provision for loan losses	$ 222,213	152,773	69,440
Loan and guaranty servicing revenue	—	26	(26)
Other income	45,697	17,401	28,296
Gain (loss) on sale of loans, net	35,148	(53,035)	88,183
Derivative market value, foreign currency, and put option adjustments	—	466	(466)
Derivative settlements, net	39,286	65,622	(26,336)
Total other income	120,131	30,480	89,651
Salaries and benefits	6,767	8,316	(1,549)
Restructure expense - severance and contract termination costs	—	1,845	(1,845)
Impairment expense	—	9,351	(9,351)
Other expenses	19,566	35,679	(16,113)
Intersegment expenses	81,335	77,105	4,230
Total operating expenses	107,668	132,296	(24,628)
"Base net income" before income taxes	234,676	50,957	183,719
Income tax expense	(89,178)	(18,356)	(70,822)
"Base net income"	$ 145,498	32,601	112,897
Before Tax Operating Margin	68.5%	27.8%	

Net interest income after the provision for loan losses.

	Year ended December 31,		Change	
	2009	2008	Dollars	Percent
Loan interest	$ 850,023	1,415,281	(565,258)	(39.9) %
Consolidation rebate fees	(174,075)	(190,604)	16,529	8.7
Amortization of loan premiums and deferred origination costs	(73,530)	(90,619)	17,089	18.9
Total loan interest	602,418	1,134,058	(531,640)	(46.9)
Investment interest	6,725	30,271	(23,546)	(77.8)
Total interest income	609,143	1,164,329	(555,186)	(47.7)
Interest on bonds and notes payable	357,930	986,556	(628,626)	(63.7)
Provision for loan losses	29,000	25,000	4,000	16.0
Net interest income after provision for loan losses	$ 222,213	152,773	69,440	45.5 %

- Loan interest income decreased $565.3 million as a result of a decrease in the average student loan portfolio of $1.3 billion (4.8%) and a decrease in the yield earned on student loans due to a decrease in interest rates for the year ended December 31, 2009 compared to 2008. In addition, the passage of the College Cost Reduction Act reduced the yield on all FFELP loans originated after October 1, 2007. As of December 31, 2009, 5.1% of the Company's federally insured student loan portfolio was originated after October 1, 2007 as compared to 4.5% as of December 31, 2008. These decreases were offset by an increase of $104.6 million due to an increase in fixed rate floor income.

- Consolidation rebate fees decreased due to the $1.8 billion (10.1%) decrease in the average consolidation portfolio.

- The amortization of loan premiums and deferred origination costs decreased as a result of reduced costs to acquire or originate loans.

- Investment income decreased as a result of lower interest rates and a decrease in average cash held for the year ended December 31, 2009 compared to 2008.

- Interest expense decreased as a result of a decrease in interest rates on the Company's variable rate debt which lowered the Company's cost of funds (excluding net derivative settlements) to 1.40% for the year ended December 31, 2009 compared to 3.66% for the same period a year ago. In addition, average debt decreased by $1.6 billion (5.9%) for the year ended December 31, 2009 compared to 2008.

- The provision for loan losses increased for the year ended December 31, 2009 compared to 2008 primarily due to increases in delinquencies.

Other income. The increase in other income is due to the Company repurchasing certain asset-backed securities resulting in the recognition of a gain of $28.5 million during the year ended December 31, 2009.

Gain (loss) on sale of loans, net. A summary of gain (loss) from the sale of student loans follows:

	Year ended December 31,	
	2009	2008
Department's Purchase Program (a)	$ 36,596	—
Private loan participations (b)	(695)	—
FFELP loan sales to a related party (c)	(753)	(5,480)
FFELP loan sales to a third party (d)	—	(47,555)
Gain (loss) on sale of loans, net	$ 35,148	(53,035)

(a) During 2009, the Company sold $2.1 billion of student loans to the Department under the Purchase Program.

(b) During 2009, the Company participated $95.5 million of non-federally insured loans to third parties, which resulted in the recognition of a loss on the sale of these loans.

(c) During the years ended December 31, 2009 and 2008, the Company sold $76.4 million (par value) and $535.4 million (par value), respectively, of federally insured student loans to Union Bank, an entity under common control.

(d) The Company sold $1.3 billion (par value) of student loans to third parties in 2008 in order to reduce the amount of student loans remaining under the Company's FFELP warehouse facility, which reduced the Company's exposure related to certain equity support provisions included in this facility.

Derivative settlements, net. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income as shown in this Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset Generation and Management Operating Segment – Results of Operations – Student Loan Spread Analysis."

Other expenses. The Company incurred expenses of $13.5 million in 2008 from fees paid related to liquidity contingency planning.

Intersegment expenses. Intersegment expenses increased in 2009 compared to the same periods in 2008 due to additional fees paid to the Student Loan and Guaranty Servicing operating segment. These additional fees relate to an increase in origination fees due to an increase in disbursement volume, an increase in fees related to the number of loans transferred between various financings as the Company was executing financing strategies, and incurring conversion fees as a result of the Company selling student loans to the Department under the Purchase Program.

Before tax operating margin. Excluding restructure and impairment expenses and fixed rate floor income, before tax operating margins were 45.4% and 16.9% for the years ended December 31, 2009 and 2008, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

	Year ended December 31,		
	2008	2007	$ Change
Net interest income after the provision for loan losses	$ 152,773	236,821	(84,048)
Loan and guaranty servicing revenue	26	294	(268)
Other income	17,401	17,820	(419)
Gain (loss) on sale of loans, net	(53,035)	3,597	(56,632)
Derivative market value, foreign currency, and put option adjustments	466	—	466
Derivative settlements, net	65,622	6,628	58,994
Total other income	30,480	28,339	2,141
Salaries and benefits	8,316	23,101	(14,785)
Restructure expense - severance and contract termination costs	1,845	2,406	(561)
Impairment expense	9,351	28,291	(18,940)
Other expenses	35,679	29,205	6,474
Intersegment expenses	77,105	74,714	2,391
Total operating expenses	132,296	157,717	(25,421)
"Base net income" before income taxes	50,957	107,443	(56,486)
Income tax expense	(18,356)	(40,828)	22,472
"Base net income"	$ 32,601	66,615	(34,014)
Before Tax Operating Margin	27.8%	40.5%	

Net interest income after the provision for loan losses.

	Year ended December 31,		Change	
	2008	2007	Dollars	Percent
Loan interest	$ 1,415,281	1,948,751	(533,470)	(27.4) %
Consolidation rebate fees	(190,604)	(193,687)	3,083	1.6
Amortization of loan premiums and deferred origination costs	(90,619)	(91,020)	401	0.4
Total loan interest	1,134,058	1,664,044	(529,986)	(31.8)
Investment interest	30,271	66,838	(36,567)	(54.7)
Total interest income	1,164,329	1,730,882	(566,553)	(32.7)
Interest on bonds and notes payable	986,556	1,465,883	(479,327)	(32.7)
Provision for loan losses	25,000	28,178	(3,178)	(11.3)
Net interest income after provision for loan losses	$ 152,773	236,821	(84,048)	(35.5) %

- The average student loan portfolio increased $0.9 billion, or 3.6%, for the year ended December 31, 2008 compared to the same period in 2007. The increase in average loans was offset by a decrease in the yield earned on student loans. Loan interest income decreased $533.5 million as a result of these factors.

- Consolidation rebate fees decreased due to the $0.2 billion, or 1.1%, decrease in the average consolidation loan portfolio.

- The amortization of loan premiums and deferred origination costs decreased as a result of reduced costs to acquire or originate loans.

- Investment interest decreased as a result of an overall decrease in average cash held in 2008 as compared to 2007, as well as lower interest rates.

- Interest expense decreased as a result of a decrease in interest rates on the Company's variable rate debt which lowered the Company's cost of funds (excluding net derivative settlements) to 3.66% for the year ended December 31, 2008 compared to 5.51% for the same period a year ago.

- Excluding an expense of $15.7 million to increase the Company's allowance for loan losses related to the increase in risk share as a result of the elimination of the Exceptional Performer program in 2007, the provision for loan losses increased for the year ended December 31, 2008 compared to 2007. The provision for loan losses for federally insured loans increased in 2008 as a result of the increase in risk share as a result of the loss of Exceptional Performer. The provision for loan losses for non-federally insured loans increased primarily due to increases in delinquencies as a result of the continued weakening of the U.S. economy.

Other income. Borrower late fees increased $3.3 million for the year ended December 31, 2008 compared to the same period in 2007 as a result of the increase in the average student loan portfolio. Other income decreased due to the elimination of an agreement with a third party during the third quarter of 2007 under which the Company provided administrative services to the third party for a fee. Income in 2007 from this agreement was $2.6 million. Other income also decreased due to losses on certain investments.

Gain (loss) on sale of loans, net. As part of the Company's asset management strategy, the Company periodically sells student loan portfolios to third parties. In 2007, the Company sold $115.3 million (par value) of student loans and recorded a gain of $3.6 million. During 2008, the Company recognized a loss of $53.0 million as a result of the sale of $1.8 billion (par value) of loans. These loans were sold to reduce the amount of student loans remaining under the Company's FFELP warehouse facility, which reduced the Company's exposure related to certain equity support provisions included in this facility.

Derivative settlements, net. The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce the economic effect of interest rate volatility. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. Derivative settlements for each applicable period should be evaluated with the Company's net interest income as shown in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset Generation and Management Operating Segment – Results of Operations – Student Loan Spread Analysis."

Operating expenses. The Company incurred expenses of $13.5 million in 2008 from fees paid related to liquidity contingency planning. Excluding these fees, restructure expense, impairment expense, and corporate allocations, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, operating expenses decreased $21.9 million, or 17.3%, for the year ended December 31, 2008 compared to same period in 2007. This decrease is a result of cost savings from the Company's September 2007 and January 2008 restructuring plans.

Before tax operating margin. Excluding restructure and impairment expenses, fixed rate floor income, and expenses associated with the allocation of additional corporate overhead expenses, which were included in Corporate Activity and Overhead for the year ended December 31, 2007, before tax operating margins were 18.7% and 50.2% for the years ended December 31, 2008 and 2007, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Company's fee generating businesses are non-capital intensive and all produce positive operating cash flows. As such, a minimal amount of debt and equity capital is allocated to the fee-based segments and any liquidity or capital needs are satisfied using cash flow from operations. Therefore, the Liquidity and Capital Resources discussion is concentrated on the Company's liquidity and capital needs to meet existing debt obligations, primarily unsecured corporate debt and debt facilities in the Asset Generation and Management operating segment, and fund new FFELP student loan originations.

The Company may issue equity and debt securities in the future in order to improve capital, increase liquidity, refinance upcoming maturities, or provide for general corporate purposes. Moreover, the Company may from time-to-time repurchase certain amounts of its outstanding secured and unsecured debt securities, including debt securities which the Company may issue in the future, for cash and/or through exchanges for other securities. Such repurchases or exchanges may be made in open market transactions, privately negotiated transactions, or otherwise. Any such repurchases or exchanges will depend on prevailing market conditions, the Company's liquidity requirements, contractual restrictions, compliance with securities laws, and other factors. The amounts involved in any such transactions may be material.

The Company has historically utilized operating cash flow, secured financing transactions (which include warehouse facilities and asset-backed securitizations), operating lines of credit, and other borrowing arrangements to fund its Asset Generation and Management operations and student loan acquisitions. In addition, the Company has used operating cash flow, borrowings on its unsecured line of credit, and unsecured debt offerings to fund corporate activities, business acquisitions, and repurchases of common stock. The Company has also used its common stock to partially fund certain business acquisitions. The Company has a universal shelf registration statement with the SEC which allows the Company to sell up to $825.0 million of securities that may consist of common stock, preferred stock, unsecured debt securities, warrants, stock purchase contracts, and stock purchase units. The terms of any securities are established at the time of the offering.

The following table summarizes the Company's debt obligations.

	As of December 31, 2009		
	Carrying amount	Interest rate range	Final maturity
Asset Generation and Management:			
Bonds and notes issued in asset-backed securitizations	$ 21,923,256	0.21% - 6.90%	05/01/11 - 04/25/42
Department of Education Participation	463,912	0.79%	09/30/10
FFELP warehouse facility	305,710	0.21% - 0.32%	08/03/12
Department of Education Conduit	1,125,929	0.27%	05/08/14
Other borrowings	30,016	0.24% - 5.10%	01/01/10 and 11/01/15
	23,848,823		
Unsecured Corporate Debt:			
Senior Notes due 2010	66,716	5.125%	06/01/10
Unsecured line of credit	691,500	0.73%	05/18/12
Junior Subordinated Hybrid securities	198,250	7.40%	09/15/61
	956,466		
	$ 24,805,289		

Liquidity Needs

The Company has three primary liquidity needs:

- Satisfy unsecured debt obligations, specifically its unsecured senior notes and unsecured line of credit
- Satisfy debt obligations secured by student loan assets and related collateral
- Fund new FFELP Stafford and PLUS loan originations for the 2009-2010 academic year

Liquidity Needs and Sources of Liquidity Available to Satisfy Unsecured Debt Obligations

Excluding the Junior Subordinated Hybrid securities (which have a maturity in 2061), the Company had the following unsecured debt obligations outstanding:

		As of March 1, 2010
Unsecured Corporate Debt:		
Senior Notes - due June 2010	$	66,716
Unsecured line of credit - due May 2012		691,500
	$	758,216

Sources of liquidity currently available

The following table details the Company's sources of liquidity currently available:

		As of March 1, 2010
Sources of primary liquidity:		
Cash and cash equivalents	$	425,000
Unencumbered FFELP student loan assets		6,000
Unencumbered private student loan assets		112,000
Asset-backed security investments - Class B subordinated notes (a)		77,000
Asset-backed security investments (b)		120,000
Total sources of primary liquidity	$	740,000

(a) As part of the Company's issuance of asset-backed securitizations in March 2008 and May 2008, due to credit market conditions when these notes were issued, the Company purchased the Class B subordinated notes of $36 million (par value) and $41 million (par value), respectively. These notes are not included on the Company's consolidated balance sheet. If the credit market conditions improve, the Company anticipates selling these notes to third parties. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The amount included in the table above is the par value of these subordinated notes as of March 1, 2010 and may not represent market value upon sale of the notes.

(b) During 2009, the Company purchased $120.0 million of its own asset-backed securities (bonds and notes payable). For accounting purposes, these notes were effectively retired and are not included on the Company's consolidated balance sheet. However, these securities are legally outstanding at the trust level and the Company could sell these notes to third parties. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. The amount included in the table above is the par value of these notes as of March 1, 2010 and may not represent market value upon sale of the notes.

Cash generated from operations

In addition to current sources of liquidity, the Company plans to use cash generated from operations to satisfy its unsecured debt obligations. The Company has historically generated positive cash flow from operations. For the years ended December 31, 2009, 2008, and 2007, the Company had net cash flow from operating activities of $325 million, $321 million, and $273 million, respectively.

Liquidity Needs and Sources of Liquidity Available to Satisfy Debt Obligations Secured by Student Loan Assets and Related Collateral

The Company had the following debt obligations outstanding that are secured by student loan assets and related collateral.

		As of December 31, 2009	
		Carrying amount	Final maturity
Asset Generation and Management:			
Bonds and notes issued in asset-backed securitizations	$	21,923,256	05/01/11 - 04/25/42
Department of Education Participation		463,912	09/30/10
FFELP warehouse facility		305,710	08/03/12
Department of Education Conduit		1,125,929	05/08/14
Other borrowings		30,016	01/01/10 and 11/01/15
	$	23,848,823	

Bonds and notes issued in asset-backed securitizations

The majority of the Company's portfolio of student loans is funded in asset backed securitizations that are structured to substantially match the maturity of the funded assets and there are minimal liquidity issues related to these facilities. In addition, due to the difference between the yield the Company receives on the loans and cost of financing within these transactions, the Company has created a portfolio that will generate earnings and significant cash flow over the life of these transactions.

Based on cash flow models developed to reflect management's current estimate of, among other factors, prepayments, defaults, deferment, forbearance, and interest rates, the Company currently expects future undiscounted cash flows from its portfolio to be approximately $1.43 billion as detailed below. This amount does not include cash flows that the Company expects to receive related to loans funded through the Department of Education's Conduit and Loan Participation Programs and other warehouse facilities. The Company expects the future cash flows shown below would correspond to earnings when excluding the amortization of loan premiums and deferred origination costs, potential derivative activity used by the Company to hedge the portfolio, and other portfolio management and administrative costs. Because the Company does not use gain-on-sale accounting when issuing asset-backed securitizations, the future earnings of these transactions are not yet reflected in the Company's consolidated financial statements.

FFELP Asset-backed Securitization Cash Flow Forecast
$1.43 billion



$400
$350
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$250
$200
$150
$100
$50
$-
millions
$300
$185
$160
$130
$110
$80
$75
$60
$330
2010
2011
2012
2013
2014
2015
2016
2017
2018 and after

Department of Education Participation / FFELP Warehouse Facility

The Department of Education Participation and FFELP warehouse facility are further discussed below under "Sources of Liquidity Available to Fund New FFELP Stafford and PLUS Loan Originations for the 2009-2010 Academic Year."

Department of Education Conduit

In January 2009, the Department published summary terms for its program under which it will finance eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). Loans eligible for the Conduit Program had to be first disbursed on or after October 1, 2003, but not later than June 30, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements. The Conduit Program was launched on May 11, 2009. Funding for the

Conduit Program is provided by the capital markets at a cost based on market rates, with the Company being advanced 97 percent of the student loan face amount. Excess amounts needed to fund the remaining 3 percent of the student loan balances are contributed by the Company. The Conduit Program has a term of five years and expires on May 8, 2014. The Student Loan Short-Term Notes ("Student Loan Notes") issued by the Conduit Program are supported by a combination of (i) notes backed by FFELP loans, (ii) a liquidity agreement with the Federal Financing Bank, and (iii) a put agreement provided by the Department. If the conduit does not have sufficient funds to pay all Student Loan Notes, then those Student Loan Notes will be repaid with funds from the Federal Financing Bank. The Federal Financing Bank will hold the notes for a short period of time and, if at the end of that time, the Student Loan Notes still cannot be paid off, the underlying FFELP loans that serve as collateral to the Conduit Program will be sold to the Department through the Put Agreement at a price of 97 percent of the face amount of the loans.

Sources of Liquidity Available to Fund New FFELP Stafford and PLUS Loan Originations for the 2009-2010 Academic Year

The Company has reliable sources of liquidity available for new FFELP Stafford and PLUS loan originations for the 2009-2010 academic year under the Department's Participation and Purchase Programs. In addition, the Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans, and in August 2009, the Company entered into a FFELP warehouse facility that has a maximum financing amount of $500.0 million with a revolving financing structure.

The Company plans to fund all 2009-2010 academic year loans using the Participation Program, the agreement with Union Bank, and the new FFELP warehouse facility. These facilities are described in further detail below.

Department of Education's Loan Participation and Purchase Commitment Programs

In August 2008, the Department implemented the Purchase and Participation Programs pursuant to ECASLA. Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program for the 2008-2009 academic year were required to be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to its expiration on October 15, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from September 30, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year funded under the Department's Participation Program were required to be refinanced or sold to the Department prior to October 15, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Programs, in accordance with the October 7, 2008 legislation, which will include FFELP student loans made for the 2009-2010 academic year.

During 2009, the Company sold $2.1 billion of 2008-2009 academic year loans to the Department under the Purchase Program and recognized a gain of $36.6 million. As of December 31, 2009, the Company had $464.2 million of 2009-2010 academic year FFELP loans funded using the Participation Program.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company has the option to purchase the participation interests from the grantor trusts at the end of a 364-day period upon termination of the participation certificate. As of December 31, 2009, $613.3 million of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet.

FFELP Warehouse Facility

On August 3, 2009, the Company entered into the 2009 FFELP Warehouse Facility. The 2009 FFELP Warehouse Facility has a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which expire on August 2, 2010. The final maturity date of the facility is August 3, 2012. In the event the Company is unable to renew the liquidity provisions by August 2, 2010, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by August 3, 2012.

The 2009 FFELP Warehouse Facility provides for formula based advance rates depending on FFELP loan type up to a maximum of 92 percent to 98 percent of the principal and interest financed. The advance rates for collateral may increase or decrease based on market conditions. The facility contains financial covenants relating to levels of the Company's consolidated net worth, ratio of adjusted EBITDA to corporate debt interest, and unencumbered cash. Any violation of these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facility. Unlike the Company's prior FFELP warehouse facility, the new facility does not require the Company to refinance or remove a percentage of the pledged student loan collateral on an annual basis. As of December 31, 2009 and March 1, 2010, $305.7 million and $30.5 million, respectively, was outstanding under this facility and $194.3 million and $469.5 million, respectively, was available for future use. Upon termination or expiration of the facility, the Company would expect to access the securitization market, use operating cash, rely on sale of assets, or transfer collateral to satisfy any remaining obligations.

Asset-backed securities transactions

Depending on market conditions, the Company anticipates continuing to access the asset-backed securities market. Asset-backed securities transactions would be used to refinance student loans included in the FFELP warehouse facility, the Department of Education Conduit facility, and/or existing asset-backed security transactions. The FFELP warehouse facility and DOE Conduit facility have advance rates that are less than par. As of December 31, 2009 and March 1, 2010, the Company had approximately $14.2 million and $8.8 million, respectively, advanced in operating cash for the FFELP warehouse facility and $66.8 million and $75.9 million, respectively, advanced in operating cash for the DOE Conduit facility. Depending on the terms of asset-backed security transactions, refinancing loans included in these facilities could produce positive cash flow to the Company and are contemplated by management when making student loan financing decisions.

During 2009, the Company completed asset-backed securities transactions totaling $1.0 billion. In addition, on February 17, 2010, the Company completed as asset-backed securities transaction of $523.3 million. The Company used the proceeds from the sale of these notes to purchase student loans previously financed in other asset-backed securitizations and the FFELP warehouse facility.

Description of Other Debt Facilities

Unsecured Line of Credit

The Company has a $750.0 million unsecured line of credit that terminates in May 2012. As of December 31, 2009 and March 1, 2010, there was $691.5 million outstanding on this line. The weighted average interest rate on this line of credit was 0.725% as of December 31, 2009. Upon termination in 2012, there can be no assurance that the Company will be able to maintain this line of credit, find alternative funding, or increase the amount outstanding under the line, if necessary. The lending commitment under the Company's unsecured line of credit is provided by a total of thirteen banks, with no individual bank representing more than 11% of the total lending commitment. The bank lending group includes Lehman Brothers Bank, a subsidiary of Lehman Brothers Holdings Inc., which represents approximately 7% of the lending commitment under the line of credit. On September 15, 2008, Lehman Brothers Holdings Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The Company does not expect Lehman to fund future borrowing requests. As of December 31, 2009 and March 1, 2010, excluding Lehman's lending commitment, the Company had $51.2 million available for future use under its unsecured line of credit.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining:

- A minimum consolidated net worth
- A minimum adjusted EBITDA to corporate debt interest (over the last four rolling quarters)
- A limitation on subsidiary indebtedness
- A limitation on the percentage of non-guaranteed loans in the Company's portfolio

As of December 31, 2009, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its FFELP warehouse facilities.

A default on the 2009 FFELP Warehouse Facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings (as well as the amounts the Company borrows) have modest implications on the pricing level at which the Company obtains funding.

Junior Subordinated Hybrid Securities

In September 2006, the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities"). The Hybrid Securities are unsecured obligations of the Company. The interest rate on the Hybrid Securities from the date they were issued through the optional redemption date, September 28, 2011, is 7.40%, payable semi-annually. Beginning September 29, 2011 through September 29, 2036, the "scheduled maturity date", the interest rate on the Hybrid Securities will be equal to three-month LIBOR plus 3.375%, payable quarterly. The principal amount of the Hybrid Securities will become due on the scheduled maturity date only to the extent that the Company has received proceeds from the sale of certain qualifying capital securities prior to such date (as defined in the Hybrid Securities' prospectus). If any amount is not paid on the scheduled maturity date, it will remain outstanding and bear interest at a floating rate as defined in the prospectus, payable monthly. On September 15, 2061, the Company must pay any remaining principal and interest on the Hybrid Securities in full whether or not the Company has sold qualifying capital securities. At the Company's option, the Hybrid Securities are redeemable in whole at any time or in part from time to time at the redemption price described in the prospectus supplement.

Debt Repurchases

Due to the Company's improved cash position, the Company repurchased debt during 2009 as summarized below. Gains recorded by the Company from the purchase of debt are included in "other income" on the Company's consolidated statements of income.

	Year ended December 31, 2009			Remaining balance as of December 31, 2009
	Notional amount	Purchase price	Gain	
5.125% Senior Notes due 2010	$ 208,284	196,529	11,755	$ 66,716
Junior Subordinated Hybrid Securities	1,750	350	1,400	$ 198,250
Asset-backed securities (a)	348,155	319,627	28,528	
	$ 558,189	516,506	41,683	

(a) In accordance with the various indentures, the Company expects to continue to use funds available in the trust to purchase certain asset-backed securities for cash in open market transactions, privately negotiated transactions, or otherwise to redeem such securities. Under the terms of the indentures, the purchase price paid in any such transaction must be less than the par amount of securities acquired. Any redemptions in the normal course must be made at par. Any such transaction will depend on prevailing market conditions, liquidity requirements, contractual restrictions, compliance with securities laws, and other factors.

The Company's Senior Notes due 2010 ("Senior Notes") were previously covered debt under a Replacement Capital Covenant dated September 27, 2006 (the "RCC"). Under the RCC, if $100 million or more of the Senior Notes remained outstanding, the Company was restricted in its ability to repurchase or redeem its Junior Subordinated Hybrid Securities. On September 17, 2009, the Company announced that less than $100 million of the Senior Notes remained outstanding, and therefore the RCC no longer provided any benefit to the holders of the Senior Notes. The Company has no other eligible senior debt or eligible subordinated debt under the terms of the RCC, therefore the RCC and the restrictions on repurchase or redemption of the Junior Subordinated Hybrid Securities are of no further force and effect.

Contractual Obligations

The Company is committed under noncancelable operating leases for certain office and warehouse space and equipment. The Company's contractual obligations were as follows:

	As of December 31, 2009				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bonds and notes payable	$ 24,805,289	861,471	740,700	1,471,087	21,732,031
Operating lease obligations (a)	26,332	7,995	11,405	6,633	299
Other	26,647	26,647	—	—	—
Total	$ 24,858,268	896,113	752,105	1,477,720	21,732,330

(a) Operating lease obligations are presented net of approximately $2.1 million in sublease arrangements.

As of December 31, 2009, the Company had a reserve of $6.3 million for uncertain income tax positions (including the federal benefit received from state positions and accrued interest). This obligation is not included in the above table as the timing and resolution of the income tax positions cannot be reasonably estimated at this time.

The Company has an obligation to purchase $26.6 million of private loans from an unrelated financial institution in quarterly installments of approximately $5.0 million through the third quarter of 2010 with any remaining amount to be purchased at that time. This obligation is included in "other" in the above table.

During the year ended December 31, 2009, the Company participated $95.5 million of non-federally insured loans to third parties. The Company has accounted for these participations as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests when such loans become 60 or 90 days delinquent. As of December 31, 2009, the Company has $10.6 million accrued related to this obligation which is included in "other liabilities" in the Company's consolidated balance sheet. This obligation is not included in the above table.

The Company has commitments with its branding partners and forward flow lenders which obligate the Company to purchase loans originated under specific criteria, although the branding partners and forward flow lenders are typically not obligated to provide the Company with a minimum amount of loans. These commitments generally run for periods ranging from one to five years and are generally renewable. Commitments to purchase loans under these arrangements are not included in the table above.

In 2004, the Company purchased 50% of the stock of infiNET Integrated Solutions, Inc. ("infiNET") and, in 2006, purchased the remaining 50% of infiNET's stock. Consideration for the purchase of the remaining 50% of the stock of infiNET included 95,380 restricted shares of the Company's Class A common stock. Under the terms of the purchase agreement, the 95,380 shares of Class A common stock issued in the acquisition are subject to stock price guaranty provisions whereby if on or about February 28, 2011 the average market trading price of the Class A common stock is less than $104.8375 per share and has not exceeded that price for any 25 consecutive trading days during the 5-year period from the closing of the acquisition to February 28, 2011, then the Company must pay additional cash to the sellers of infiNET for each share of Class A common stock issued in an amount representing the difference between $104.8375 less the greater of $41.9335 or the gross sales price such seller obtained from a sale of the shares occurring subsequent to February 28, 2011 as defined in the agreement. Based on the closing price of the Company's Class A common stock as of December 31, 2009 of $17.23 per share, the Company's obligation under this stock price guarantee would have been approximately $6.0 million (($104.8375-$41.9335) x 95,380 shares). Any payment on the guaranty is reduced by the aggregate of any dividends or other distributions made by the Company to the sellers. Any cash paid by the Company in consideration of satisfying the guaranteed value of stock issued for this acquisition would be recorded by the Company as a reduction to additional paid-in capital. The obligation to pay this guaranteed stock price is due February 28, 2011 and is not included in the table above.

Dividends

In the first quarter of 2007, the Company began paying dividends of $0.07 per share on the Company's Class A and Class B Common Stock which were paid quarterly through the first quarter of 2008. On May 21, 2008, the Company announced that it was temporarily suspending its quarterly dividend program. On November 5, 2009, the Company's Board of Directors voted to reinstate the quarterly dividend program. Accordingly, a dividend of $0.07 per share on the Company's Class A and Class B Common Stock was paid on December 15, 2009 to all holders of record as of December 1, 2009. The Company currently plans to continue making quarterly dividend payments, subject to future earnings, capital requirements, financial condition, and other factors. In addition, the payment of dividends is subject to the terms of the Company's outstanding junior subordinated hybrid securities, which generally provide that if the Company defers interest payments on those securities it cannot pay dividends on its capital stock.

CRITICAL ACCOUNTING POLICIES

This Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions. Note 3 of the consolidated financial statements, which are included in this Report, includes a summary of the significant accounting policies and methods used in the preparation of the consolidated financial statements.

On an on-going basis, management evaluates its estimates and judgments, particularly as they relate to accounting policies that management believes are most "critical" — that is, they are most important to the portrayal of the Company's financial condition and results of operations and they require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management has identified the following critical accounting policies that are discussed in more detail below: allowance for loan losses, revenue recognition, impairment assessments related to goodwill and intangible assets, income taxes, and accounting for derivatives.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. This evaluation process is subject to numerous estimates and judgments. The Company evaluates the adequacy of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses.

In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, and trends in defaults in the portfolio based on Company and industry data. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company's future provision for loan losses. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan when the collection of principal and interest is 120 days past due.

The allowance for federally insured and non-federally insured loans is maintained at a level management believes is adequate to provide for estimated probable credit losses inherent in the loan portfolio. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes.

Revenue Recognition

Student Loan Income – The Company recognizes student loan income as earned, net of amortization of loan premiums and deferred origination costs. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as principal reductions for timely payments ("borrower benefits") and other yield adjustments. The estimate of the borrower benefits discount is dependent on the estimate of the number of borrowers who will eventually qualify for these benefits. For competitive and liquidity purposes, the Company frequently changes the borrower benefit programs in both amount and qualification factors. These programmatic changes must be reflected in the estimate of the borrower benefit discount. Loan premiums, deferred origination costs, and borrower benefits are included in the carrying value of the student loan on the consolidated balance sheet and are amortized over the estimated life of the loan. The most sensitive estimate for loan premiums, deferred origination costs, and borrower benefits is the estimate of the constant prepayment rate ("CPR"). CPR is a variable in the life of loan estimate that measures the rate at which loans in a portfolio pay before their stated maturity. The CPR is directly correlated to the average life of the portfolio. CPR equals the percentage of loans that prepay annually as a percentage of the beginning of period balance. A number of factors can affect the CPR estimate such as the rate of consolidation activity and default rates. Should any of these factors change, the estimates made by management would also change, which in turn would impact the amount of loan premium and deferred origination cost amortization recognized by the Company in a particular period.

Loan and guaranty servicing revenue – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected.

Tuition payment processing and campus commerce revenue - Fees for payment management services are recognized over the period in which services are provided to customers.

Enrollment services revenue – Enrollment services revenue primarily consists of the following items:

- *Lead generation* – Revenue from lead generation is derived primarily from fees which are earned through the delivery of qualified leads or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified lead or click is delivered to the customer provided that no significant obligations remain. From time to time, the Company may agree to credit certain leads or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management's expectations.

  For a portion of its lead revenue, the Company has agreements with providers of online media or traffic ("Publishers") used in the generation of leads or clicks. The Company receives a fee from its customers and pays a fee to Publishers either on a cost per lead, cost per click, or cost per number of impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company's customers are recognized as revenue and the fees paid to its Publishers are included in "cost to provide enrollment services" in the Company's consolidated statements of income.

- *Publishing and editing services* - Revenue from the sale of print products and editing services is generally earned and recognized, net of estimated returns, upon shipment or delivery.

- *Content management and recruitment services* – Content management and recruitment services includes the sale of subscription and performance based products and services, as well as list sales. Revenues from sales of subscription and performance based products and services are recognized ratably over the term of the contract. Subscription and performance based revenues received or receivable in advance of the delivery of services is included in deferred revenue. Revenue from the sale of lists is generally earned and recognized, net of estimated returns, upon delivery.

Fees associated with the majority of the services described above are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectability is reasonably assured. The Company's service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

The Company assesses collectability of revenues and its allowance for doubtful accounts based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. An allowance for doubtful accounts is established to record accounts receivable at estimated net realizable value. If the Company determines that collection of revenues is not reasonably assured at or prior to delivery of the Company's services, revenue is recognized upon the receipt of cash.

Goodwill and Intangible Assets – Impairment Assessments

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. The Company performs a two-step impairment test on goodwill. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Actual future results may differ from those estimates.

The Company makes judgments about the recoverability of purchased intangible assets annually and whenever triggering events or changes in circumstances indicate that an other than temporary impairment may exist. Each quarter the Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Assumptions and estimates about future values and remaining useful lives of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Income Taxes

The Company is subject to the income tax laws of the U.S and its states and municipalities in which the Company operates. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit. The Company reviews these balances quarterly and as new information becomes available, the balances are adjusted, as appropriate.

Derivative Accounting

The Company records derivative instruments at fair value on the balance sheet as either an asset or liability. The Company determines the fair value for its derivative contracts using either (i) pricing models that consider current market conditions and the contractual terms of the derivative contract or (ii) counterparty valuations. These factors include interest rates, time value, forward interest rate curve, and volatility factors, as well as foreign exchange rates. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of derivative instruments are reported in current period earnings. Net settlements on derivatives are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income.

RECENT ACCOUNTING PRONOUNCEMENTS

Noncontrolling Interests

In December 2007, the FASB updated ASC 810, *Consolidation.* This update establishes new standards governing the accounting for and reporting of noncontrolling interests ("NCIs") in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent's ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. The update also requires changes to certain presentation and disclosure requirements. For the Company, the guidance was effective January 1, 2009 and did not have a material impact on the preparation of the Company's consolidated financial statements. The update is to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented.

Derivative Instruments and Hedging Activities

In March 2008, the FASB updated ASC 815, *Derivatives and Hedging.* This update was intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of derivative instruments and hedging activities on an entity's financial position, financial performance, and cash flows. The update also improved transparency about the location and amounts of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. The update was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted the update as of January 1, 2009, the effective date for the Company (see note 9 in the notes to the consolidated financial statements included in this Report).

Fair Value Measurements

In February 2008, the FASB delayed issuing guidance to expand disclosure requirements about fair value measurements on nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years (January 1, 2009 for the Company). Effective January 1, 2009, the Company expanded disclosures about fair value measurements on certain nonfinancial assets and nonfinancial liabilities, which are recorded at fair value only upon impairment.

In April 2009, the FASB updated ASC 820, *Fair Value Measurements and Disclosures.* This update includes guidance on determining fair value when volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The update requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The update became effective for the Company for the interim period ended June 30, 2009 and was applied prospectively. The update did not have an impact on the preparation of and disclosures in the Company's consolidated financial statements.

In April 2009, the FASB updated ASC 320, *Investments – Debt and Equity Securities,* which expanded guidance on the recognition and presentation of other-than-temporary impairment. The update amends the requirements for the recognition and measurement of other-than-temporary impairments for debt securities by modifying the pre-existing "intent and ability" indicator. Under the new update, an other-than-temporary impairment is triggered when there is an intent to sell the security, it is more likely than not that the security will be required to be sold before recovery, or the security is not expected to recover the entire amortized cost basis of the security. Additionally, the update changed the presentation of an other-than-temporary impairment in the income statement for those impairments involving credit losses. The credit loss component is recognized in earnings and the remainder of the impairment is recorded in other comprehensive income. The update was effective for the Company for the interim period ended June 30, 2009. The update did not have an impact on the preparation of and disclosures in the Company's consolidated financial statements.

In April 2009, the FASB updated ASC 825, *Financial Instruments*, which expanded guidance on interim disclosure about fair value of financial instruments. The update requires interim disclosures regarding the fair values of financial instruments. Additionally, the update requires disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. The update does not change the accounting treatment for these financial instruments and was effective for the Company for the interim period ended June 30, 2009 (see note 17 in the notes to the consolidated financial statements included in this Report).

In August 2009, the FASB issued ASU 2009-05, *Measuring Liabilities at Fair Value,* an update to ASU 820, *Fair Value Measurements and Disclosures,* which provides guidance allowing companies to determine the fair value of a liability by using the perspective of an investor that holds the related obligation as an asset. The update was effective for interim and annual periods beginning after August 27, 2009 and applies to all fair-value measurements of liabilities required by GAAP. The update did not have a material impact on the preparation of and disclosures in the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements,* an update to ASC 820, *Fair Value Measurements and Disclosures.* The update provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This update also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The update will be effective for annual or interim periods beginning after December 15, 2009, except for purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal and interim periods beginning after December 15, 2010. Early adoption is permitted. The Company is currently evaluating the impacts and disclosures related to this update.

Subsequent Events

During 2009, the FASB updated ASC 855, *Subsequent Events,* which establishes general standards of accounting for and disclosing events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update was effective for interim and annual periods ending after June 15, 2009. The Company adopted the update on June 30, 2009 (see note 3 in the notes to the consolidated financial statements included in this Report).

FASB Accounting Standards Codification

In June 2009, the FASB issued ASU 2009-01, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, an update to ASC 105, *Generally Accepted Accounting Principles.* The update establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Company adopted the update on September 30, 2009, the effective date for the Company.

Transfers of Financial Assets and the Variable Interest Entity Consolidation Model

In June 2009, the FASB issued ASU 2009-16, *Accounting for Transfers of Financial Assets*, an update to ASC 860, *Transfers and Servicing,* which provides guidance on improving the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The update removes the concept of a qualifying special-purpose entity. Additionally, the update defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale, and also requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The update is effective for fiscal and interim periods beginning after November 15, 2009 (January 1, 2010 for the Company). The Company is currently evaluating the impacts and disclosures related to this update.

In June 2009, the FASB issued ASU 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,* an update to ASC 810, *Consolidations*, which provides guidance for determining whether an entity is a variable interest entity in addition to subjecting enterprises to a number of other requirements including, among other things: (i) requiring an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity and specifies the characteristics the primary beneficiary of a variable interest entity must have to be designated as such; (ii) requiring an enterprise to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance; (iii) requiring the ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (iv) the elimination of the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, and (v) adding an additional reconsideration event for determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that investors of the equity investment at risk, as a group, lose the power from voting or similar rights of the investment to direct the activities of the entity that have the most significant impact on the entity's economic performance. The update is effective for fiscal and interim periods beginning after November 15, 2009 (January 1, 2010 for the Company). The Company is currently evaluating the impacts and disclosures related to this update.

Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, *Multiple Deliverable Revenue Arrangements*, an update to ASC 605, *Revenue Recognition.* Under the new update, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company), with early adoption permitted. The Company is currently evaluating the impacts and disclosures related to this update.

In October 2009, the FASB issued ASU 2009-14, *Certain Revenue Arrangements that Include Software Elements*, an update to ASC 985, *Software*, which provides guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the update, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The update includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company), with early adoption permitted. The Company is currently evaluating the impacts and disclosures related to this update.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact the Company due to shifts in market interest rates. Because the Company generates a significant portion of its earnings from its student loan spread, the interest sensitivity of the balance sheet is a key profitability driver.

The following table sets forth the Company's loan assets and debt instruments by rate characteristics:

	As of December 31,			
	2009		2008	
	Dollars	Percent	Dollars	Percent
Fixed-rate loan assets	$ 10,305,622	43.6 %	$ 2,532,609	10.1 %
Variable-rate loan assets	13,330,252	56.4	22,528,440	89.9
Total	$ 23,635,874	100.0 %	$ 25,061,049	100.0 %
Fixed-rate debt instruments	$ 273,906	1.1 %	$ 677,096	2.5 %
Variable-rate debt instruments	24,531,383	98.9	26,110,863	97.5
Total	$ 24,805,289	100.0 %	$ 26,787,959	100.0 %

Loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment or SAP formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all new FFELP loans first originated on or after April 1, 2006.

For the years ended December 31, 2009, 2008, and 2007, loan interest income includes approximately $145.1 million, $37.5 million, and $10.3 million of fixed rate floor income, respectively. The amount of fixed rate floor income has increased over the last few years due to a decrease in interest rates. If interest rates remain low, the Company anticipates continuing to earn significant fixed rate floor income in future periods.

As a result of the ongoing volatility of interest rates, effective October 1, 2008, the Company changed its calculation of variable rate floor income to better reflect the economic benefit received by the Company related to this income taking into consideration the volatility of certain rate indices which offset the value received. The economic benefit received by the Company related to variable rate floor income was $7.5 million and $25.7 million for the years ended December 31, 2009 and 2008, respectively. Variable rate floor income calculated on a statutory maximum basis was $24.2 million and $44.5 million for the years ended December 31, 2009 and 2008, respectively. The variance between variable rate floor income calculated on a statutory maximum basis and the calculation of variable rate floor income to better reflect the economic benefit received by the Company was inconsequential for the year ended December 31, 2007.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

The following graph depicts fixed rate floor income for a borrower with a fixed rate of 6.75% and a SAP rate of 2.64%:



10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
Yield
Fixed Rate Floor Income
Lender Yield
Fixed Borrower Rate
Floor Strike Rate = 4.11%
Floating Rate Debt
7.00%
6.00%
5.00%
4.00%
3.00%
Commercial Paper Rate

The following table shows the Company's student loan assets that are earning fixed rate floor income:

As of December 31, 2009			
Fixed interest rate range	**Borrower/ lender weighted average yield**	**Estimated variable conversion rate (a)**	**Balance of assets earning fixed-rate floor income**
Less than 3.0%	2.88%	0.23%	$ 1,647,374
3.0 - 3.49%	3.21%	0.57%	1,849,245
3.5 - 3.99%	3.65%	1.01%	1,891,773
4.0 - 4.49%	4.20%	1.56%	1,485,648
4.5 - 4.99%	4.72%	2.08%	815,780
5.0 - 5.49%	5.25%	2.61%	535,793
5.5 - 5.99%	5.67%	3.03%	324,082
6.0 - 6.49%	6.19%	3.55%	382,610
6.5 - 6.99%	6.70%	4.06%	338,974
7.0 - 7.49%	7.17%	4.53%	117,326
7.5 - 7.99%	7.71%	5.07%	199,493
8.0 - 8.99%	8.16%	5.52%	451,963
> 9.0%	9.04%	6.40%	265,561
			$ 10,305,622

(a) The estimated variable conversion rate is the estimated short-term interest rate at which loans would convert to variable rate. As of December 31, 2009, the short-term interest rate was 21 basis points.

The following table summarizes the outstanding derivatives instruments used by the Company to hedge fixed-rate student loan assets.

	As of December 31, 2009	
Maturity	Notional Amount	Weighted average fixed rate paid by the Company (a)
2010	$ 4,750,000	0.54 %
2011	150,000	1.03
	$ 4,900,000	0.55 %

(a) For all interest rate derivatives for which the Company pays a fixed rate, the Company receives discrete three-month LIBOR.

As of December 31, 2009, the Company had $3.3 billion of student loan assets that were eligible to earn variable rate floor income.

The Company is exposed to interest rate risk in the form of basis risk and repricing risk because the interest rate characteristics of the Company's assets do not match the interest rate characteristics of the funding. The Company attempts to match the interest rate characteristics of certain pools of loan assets with debt instruments of substantially similar characteristics. Due to the variability in duration of the Company's assets and varying market conditions, the Company does not attempt to perfectly match the interest rate characteristics of the entire loan portfolio with the underlying debt instruments. The Company has adopted a policy of periodically reviewing the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses derivative instruments as part of its overall risk management strategy. Derivative instruments used as part of the Company's interest rate risk management strategy currently include interest rate swaps, basis swaps, and cross-currency swaps.

The following table presents the Company's FFELP student loan assets and related funding arranged by underlying indices:

		As of December 31, 2009	
Index (g)	**Frequency of Variable Resets**	**Assets**	**Debt outstanding that funded student loan assets (a)**
3 month H15 financial commercial paper (b)	Daily	$ 22,435,918	463,912
3 month Treasury bill (c)	Varies	1,036,635	—
3 month LIBOR (d)	Quarterly	—	20,187,356
Auction-rate or remarketing	Varies	—	1,726,960
Asset-backed commercial paper (e)	Varies	—	1,431,639
Fixed rate		—	8,940
Other (f)		376,270	30,016
		$ 23,848,823	23,848,823

(a) The Company has certain basis swaps outstanding in which the Company receives three-month LIBOR and pays one-month LIBOR plus or minus a spread as defined in the agreements (the "1/3 Basis Swaps"). The Company entered into these derivative instruments to better match the interest rate characteristics on its student loan assets and the debt funding such assets. The following table summarizes these derivatives:

As of December 31, 2009		
Maturity		Notional Amount
2010	$	1,000,000
2013		500,000
2014		500,000
2018		1,300,000
2019		500,000
2021		250,000
2023		1,250,000
2024		250,000
2028		100,000
2039		150,000
	$	5,800,000

(b) The Company's FFELP student loans earn interest based on the daily average H15 financial commercial paper index calculated on a fiscal quarter. The Company's funding includes FFELP student loans under the Department's Participation Program. The interest rate on the principal amount of participation interests outstanding under the Department's Participation Program is based on a rate of commercial paper plus 50 basis points, which is set a quarter in arrears, while the earnings on the student loans is based primarily on the daily average H15 financial commercial paper index calculated on the current fiscal quarter.

(c) The Company has used derivative instruments to hedge both the basis and repricing risk on certain student loans in which the Company earns interest based on a treasury bill rate that resets daily and are funded with debt indexed to primarily three-month LIBOR. To hedge these loans, the Company has entered into basis swaps in which the Company receives three-month LIBOR set discretely in advance and pays a weekly treasury bill rate plus a spread as defined in the agreement ("T-BILL/LIBOR Basis Swaps"). The following table summarizes these derivatives:

As of December 31, 2009		
Maturity		Notional Amount
2011 (a)	$	225,000

(a) These derivatives have forward effective start dates of October 2010 ($75 million), November 2010 ($75 million), and December 2010 ($75 million).

(d) The Company has Euro-denominated notes that reprice on the EURIBOR index. The Company has entered into derivative instruments (cross-currency interest rate swaps) that convert the EURIBOR index to three-month LIBOR. As a result, these notes are reflected in the three-month LIBOR category in the above table. See "Foreign Currency Exchange Risk."

(e) Asset-backed commercial paper consists of $305.7 million funded in the Company's FFELP warehouse facility and $1.1 billion funded through the Department's Conduit Program. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates.

(f) Assets include restricted cash and investments and other assets. Debt outstanding includes other debt obligations secured by student loan assets and related collateral.

(g) Historically, the movement of the various interest rate indices received on the Company's student loan assets and paid on the debt to fund such loans was highly correlated. The short term movement of the indices was dislocated beginning in August 2007. This dislocation has had a negative impact on the Company's student loan net interest income as compared to historical periods.

Financial Statement Impact of Derivative Instruments

The Company recognizes changes in the fair value of derivative instruments currently in earnings unless specific hedge accounting criteria are met. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting; consequently, the change in fair value of these derivative instruments is included in the Company's operating results. Changes or shifts in the forward yield curve and fluctuations in currency rates can significantly impact the valuation of the Company's derivatives. Accordingly, changes or shifts to the forward yield curve and fluctuations in currency rates will impact the financial position and results of operations of the Company. The change in fair value of the Company's derivatives are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the Company's consolidated statements of income and resulted in income of $6.9 million for the year ended December 31, 2009, expense of $38.6 million for the year ended December 31, 2008, and income of $139.1 million for the year ended December 31, 2007.

The following summarizes the derivative settlements included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income.

	Year ended December 31,		
	2009	2008	2007
Settlements, income (expense):			
Interest rate swaps	$ (2,020)	(15,036)	16,803
Average/discrete basis swaps	11,483	44,947	7,319
1/3 basis swaps	21,192	1,805	1,215
Cross-currency interest rate swaps	8,631	23,941	(6,660)
Total settlements	$ 39,286	55,657	18,677

Sensitivity Analysis

The following tables summarize the effect on the Company's earnings, based upon a sensitivity analysis performed by the Company assuming hypothetical increases in interest rates of 100 basis points and 300 basis points while funding spreads remain constant. In addition, as it relates to the effect on earnings, a sensitivity analysis was performed assuming the funding index increases 10 basis points and 30 basis points while holding the asset index constant, if the funding index is different than the asset index. The effect on earnings was performed on the Company's variable rate assets and liabilities. The analysis includes the effects of the Company's interest rate and basis swaps in existence during these periods.

	Year ended December 31, 2009							
	Interest Rates				Asset and funding index mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ (96,704)	(44.8) %	(129,399)	(60.0) %	(25,290)	(11.7) %	(75,870)	(35.1) %
Impact of derivative settlements	5,525	2.6	16,533	7.7	—	—	—	—
Increase (decrease) in net income before taxes	$ (91,179)	(42.2) %	(112,866)	(52.3) %	(25,290)	(11.7) %	(75,870)	(35.1) %
Increase (decrease) in basic and diluted earnings per share	$ (1.19)		(1.47)		(0.33)		(0.99)	

	Year ended December 31, 2008							
	Interest Rates				Asset and funding index mismatches			
	Change from increase of 100 basis points		Change from increase of 300 basis points		Increase of 10 basis points		Increase of 30 basis points	
	Dollar	Percent	Dollar	Percent	Dollar	Percent	Dollar	Percent
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ (26,009)	(58.1) %	(52,485)	(117.3) %	(26,819)	(59.9) %	(80,457)	(179.7) %
Impact of derivative settlements	23,855	53.3	50,811	113.6	—	—	—	—
Increase (decrease) in net income before taxes	$ (2,154)	(4.8) %	(1,674)	(3.7) %	(26,819)	(59.9) %	(80,457)	(179.7) %
Increase (decrease) in basic and diluted earnings per share	$ (0.03)		(0.02)		(0.33)		(0.99)	

	Year ended December 31, 2007							
	Change from increase of 100 basis points		Change from increase of 300 basis points		Asset and funding index mismatches			
	Dollar	Percent	Dollar	Percent	Increase of 10 basis points		Increase of 30 basis points	
Effect on earnings:								
Increase (decrease) in pre-tax net income before impact of derivative settlements	$ 6,828	11.9 %	27,009	47.3 %	(26,599)	(46.5) %	(79,797)	(139.5) %
Impact of derivative settlements	—	—	—	—	—	—	—	—
Increase (decrease) in net income before taxes	$ 6,828	11.9 %	27,009	47.3 %	(26,599)	(46.5) %	(79,797)	(139.5) %
Increase (decrease) in basic and diluted earning per share	$ 0.09		0.34		(0.33)		(0.99)	

Foreign Currency Exchange Risk

During 2006, the Company completed separate debt offerings of student loan asset-backed securities that included 420.5 million and 352.7 million Euro-denominated notes with interest rates based on a spread to the EURIBOR index. As a result of this transaction, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and Euro. The principal and accrued interest on these notes is re-measured at each reporting period and recorded on the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in the "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the Company's consolidated statements of income.

The Company entered into cross-currency interest rate swaps in connection with the issuance of the Euro Notes. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR index based on notional amounts of €420.5 million and €352.7 million and pays a spread to the LIBOR index based on notional amounts of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect as of the issuance of the notes. The Company did not qualify these derivative instruments as hedges under accounting authoritative guidance; consequently, the change in fair value is included in the Company's operating results.

The following table summarizes the financial statement impact as a result of the remeasurement of the Euro Notes and change in the fair value of the related derivative instruments. These amounts are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the Company's consolidated statements of income.

		Year ended December 31,		
		2009	2008	2007
Re-measurement of Euro Notes	$	(37,654)	52,886	(108,712)
Change in fair value of cross-currency derivatives		2,497	(24,436)	125,532
Total impact to statements of income - (expense) income	$	(35,157)	28,450	16,820

The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel. Management intends to hold the cross-currency interest rate swaps through the maturity of the Euro-denominated bonds.

The following table summarizes all of the components of "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" included in the consolidated statements of income.

		Year ended December 31,		
		2009	2008	2007
Change in fair value of derivatives	$	6,852	(38,576)	139,146
Foreign currency transaction adjustment		(37,654)	52,886	(108,712)
Change in fair value of put options issued in business acquisitions		—	(3,483)	(3,628)
Derivative settlements, net		39,286	55,657	18,677
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	$	8,484	66,484	45,483

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements listed under the heading "(a) 1. Consolidated Financial Statements" of Item 15 of this Report, which consolidated financial statements are incorporated into this Report by reference in response to this Item 8.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under supervision and with the participation of certain members of the Company's management, including the chief executive and the chief financial officers, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in SEC Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the Company's chief executive and chief financial officers believe that the disclosure controls and procedures were effective as of the end of the period covered by this Report with respect to timely communication to them and other members of management responsible for preparing periodic reports and material information required to be disclosed in this Report as it relates to the Company and its consolidated subsidiaries.

Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on the criteria for effective internal control described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report included herein, which expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.

Inherent Limitations on Effectiveness of Internal Controls

The Company's management, including the chief executive and chief financial officers, understands that the disclosure controls and procedures and internal controls over financial reporting are subject to certain limitations, including the exercise of judgment in designing, implementing, and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. The design of a control system must reflect the fact that there are resource constraints, and the benefits of a control system must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

As a result, there can be no assurance that the Company's disclosure controls and procedures or internal controls over financial reporting will prevent all errors or fraud or ensure that all material information will be made known to management in a timely fashion. By their nature, the Company's or any system of disclosure controls and procedures or internal controls over financial reporting, no matter how well designed and operated, can provide only reasonable assurance regarding management's control objectives.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited Nelnet, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Nelnet, Inc.'s (the Company) management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nelnet, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nelnet, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 3, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Lincoln, Nebraska
March 3, 2010

ITEM 9B. OTHER INFORMATION

During the fourth quarter of 2009, no information was required to be disclosed in a report on Form 8-K, but not reported.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information as to the directors, executive officers, corporate governance, and Section 16(a) beneficial ownership reporting compliance of the Company set forth under the captions "PROPOSAL 1—ELECTION OF DIRECTORS—Nominees," "EXECUTIVE OFFICERS," "CORPORATE GOVERNANCE," and "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be filed on Schedule 14A with the SEC, no later than 120 days after the end of the Company's fiscal year, relating to the Company's Annual Meeting of Shareholders scheduled to be held on May 27, 2010 (the "Proxy Statement") is incorporated into this Report by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "CORPORATE GOVERNANCE" and "EXECUTIVE COMPENSATION" in the Proxy Statement is incorporated into this Report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS—Stock Ownership" in the Proxy Statement is incorporated into this Report by reference. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

The following table summarizes information about compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

	As of December 31, 2009		
Plan category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	0	$0	4,741,851
Equity compensation plans not approved by shareholders	0	$0	0
Total	0	$0	4,741,851 [(1)]

[(1)] Includes 2,971,331, 231,914, 677,702, and 860,904 shares of Class A Common Stock remaining available for future issuance under the Nelnet, Inc. Restricted Stock Plan, Nelnet, Inc. Directors Stock Compensation Plan, Nelnet, Inc. Employee Share Purchase Plan, and Nelnet, Inc. Employee Stock Purchase Loan Plan, respectively.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information set forth under the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," "CORPORATE GOVERNANCE – Board Composition and Director Independence," and "CORPORATE GOVERNANCE – Board Committees" in the Proxy Statement is incorporated into this Report by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information set forth under the caption "PROPOSAL 2—APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM—Independent Accountant Fees and Services" in the Proxy Statement is incorporated into this Report by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

The following consolidated financial statements of Nelnet, Inc. and its subsidiaries and the Report of Independent Registered Public Accounting Firm thereon are included in Item 8 above:

2. Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. Exhibits

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this Report.

4. Appendix

Appendix A – Description of the Federal Family Education Loan Program

(b) Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock and Asset Purchase Agreement dated as of October 3, 2005 among Nelnet, Inc., NNI Acquisition Servicing Limited Partnership, Greater Texas Foundation, and LoanSTAR Systems, Inc., filed as Exhibit 2.1 to Nelnet, Inc.'s Current Report on Form 8-K filed on October 3, 2005 and incorporated herein by reference.
2.2	Agreement and Plan of Merger dated as of May 31, 2007 among Nelnet, Inc., Nelnet Academic Services, LLC and Packers Service Group, Inc., filed as Exhibit 2.1 to the registrant's Current Report on Form 8-K filed on June 6, 2007 and incorporated herein by reference.
3.1	Second Amended and Restated Articles of Incorporation of Nelnet, Inc., as amended, filed as Exhibit 3.1 to the registrant's Quarterly Report for the period ended September 30, 2006, filed on Form 10-Q and incorporated by reference herein.
3.2	Articles of Amendment to Second Amended and Restated Articles of Incorporation of Nelnet, Inc. Incorporated by reference to Exhibit 3.1 to the registrant's quarterly report for the period ended June 30, 2007, filed on Form 10-Q.
3.3	Fifth Amended and Restated Bylaws of Nelnet, Inc., as amended as of February 3, 2010, filed as Exhibit 3.1 to the registrant's current report of Form 8-K filed on February 9, 2010 and incorporated herein by reference.
4.1	Form of Class A Common Stock Certificate of Nelnet, Inc. Incorporated by reference to Exhibit 4.1 to the registrant's Form S-1 Registration Statement.
4.2	Certain instruments, including indentures of trust, defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, none of which instruments authorizes a total amount of indebtedness thereunder in excess of 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis, are omitted from this Exhibit Index pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. Many of such instruments have been previously filed with the Securities and Exchange Commission, and the registrant hereby agrees to furnish a copy of any such instrument to the Commission upon request.
4.3	Registration Rights Agreement, dated as of December 16, 2003, by and among Nelnet, Inc. and the shareholders of Nelnet, Inc. signatory thereto. Incorporated by reference to Exhibit 4.11 to the registrant's Form S-1 Registration Statement.
10.1	Marketing Expense Reimbursement Agreement, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.27 to the registrant's Form S-1 Registration Statement.
10.2	First Amendment of Marketing Expense Reimbursement Agreement, dated as of April 1, 2001, by and between Union Bank and Trust Company and NELnet, Inc. (f/k/a National Education Loan Network, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.28 to the registrant's Form S-1 Registration Statement.
10.3	Second Amendment of Marketing Expense Reimbursement Agreement, dated as of December 21, 2001, by and between Union Bank and Trust Company and NELnet, Inc. (f/k/a National Education Loan Network, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.29 to the registrant's Form S-1 Registration Statement.
10.4	Amended and Restated Participation Agreement, dated as of June 1, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.30 to the registrant's Form S-1 Registration Statement.
10.5	First Amendment of Amended and Restated Participation Agreement, dated as of December 19, 2001, by and between Union Bank and Trust Company and NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.31 to the registrant's Form S-1 Registration Statement.
10.6	Second Amendment of Amended and Restated Participation Agreement, dated as of December 1, 2002, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.32 to the registrant's Form S-1 Registration Statement.

10.7	Alternative Loan Participation Agreement, dated as of June 29, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.33 to the registrant's Form S-1 Registration Statement.
10.8	Amended and Restated Agreement, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.34 to the registrant's Form S-1 Registration Statement.
10.9	Guaranteed Purchase Agreement, dated as of March 19, 2001, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.36 to the registrant's Form S-1 Registration Statement.
10.10	First Amendment of Guaranteed Purchase Agreement, dated as of February 1, 2002, by and between NELnet, Inc. (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.37 to the registrant's Form S-1 Registration Statement.
10.11	Second Amendment of Guaranteed Purchase Agreement, dated as of December 1, 2002, by and between Nelnet, Inc. (f/k/a/ NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.) and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.38 to the registrant's Form S-1 Registration Statement.
10.12	Agreement For Use of Revolving Purchase Facility, dated as of January 1, 1999, by and between Union Bank and Trust Company and National Education Loan Network, Inc. Incorporated by reference to Exhibit 10.78 to the registrant's Form S-1 Registration Statement.
10.13	Guaranty Agreement, by and among Charter Account Systems, Inc., ClassCredit, Inc., EFS, Inc., EFS Services, Inc., GuaranTec LLP, Idaho Financial Associates, Inc., InTuition, Inc., National Higher Educational Loan Program, Inc., Nelnet Canada, Inc., Nelnet Corporation (subsequently renamed Nelnet Corporate Services, Inc.), Nelnet Guarantee Services, Inc., Nelnet Marketing Solutions, Inc., Student Partner Services, Inc., UFS Securities, LLC and Shockley Financial Corp., dated as of September 25, 2003. Incorporated by reference to Exhibit 10.86 to the registrant's Form S-1 Registration Statement.
10.14	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective October 21, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.94 to the registrant's Form S-1 Registration Statement.
10.15	Third Amendment to Amended and Restated Participation Agreement between National Education Loan Network, Inc. and Union Bank and Trust Company, dated as of February 5, 2004. Incorporated by reference to Exhibit 10.61 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.16	February 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements and Standby Student Loan Purchase Agreements, dated as of February 20, 2004, among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.62 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.17	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective November 20, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.63 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.18	Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Student Loan Purchase Agreements, dated effective December 19, 2003, by and among National Education Loan Network, Inc., Nelnet, Inc., Nelnet Education Loan Funding, Inc., Union Bank and Trust Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.64 to the registrant's annual report for the year ended December 31, 2003, filed on Form 10-K.
10.19	April 2004 Amendment to Application and Agreement for Standby Letter of Credit, Loan Purchase Agreements, and Standby Purchase Agreements, dated effective April 15, 2004, among Bank of America, N.A., Nelnet Education Loan Funding, Inc., National Education Loan Network, Inc, Nelnet, Inc., and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.67 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.

10.20	Stock Purchase Agreement, dated as of April 5, 2004, between National Education Loan Network, Inc. and infiNET Integrated Solutions, Inc. Incorporated by reference to Exhibit 10.72 to the registrant's quarterly report for the period ended March 31, 2004, filed on Form 10-Q.
10.21	Amendment of Agreements dated as of February 4, 2005, by and between National Education Loan Network, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.1 to the registrant's current report on Form 8-K filed on February 10, 2005.
10.22	Amended and Restated Aircraft Management Agreement, dated as of September 30, 2008, by and between National Education Loan Network, Inc., Duncan Aviation, Inc., and Union Financial Services, Inc. Incorporated by reference to Exhibit 10.32 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.23	Amended and Restated Aircraft Joint Ownership Agreement, dated as of September 30, 2009, by and between National Education Loan Network, Inc. and Union Financial Services, Inc. Incorporated by reference to Exhibit 10.33 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.24	Amendment of Agreements dated as of February 4, 2005, by and between Union Bank and Trust Company and National Education Loan Network, Inc., filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on February 10, 2005 and incorporated herein by reference.
10.25+	Nelnet, Inc. Employee Share Purchase Plan, as amended. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended September 30, 2005, filed on Form 10-Q.
10.26+	Summary of Named Executive Officer Compensation for 2006. Incorporated by reference to Exhibit 10.78 to the registrants annual report for the year ended December 31, 2005, filed on Form 10-K.
10.27+	Summary of Non-Employee Director Compensation for 2006. Incorporated by reference to Exhibit 10.79 to the registrants annual report for the year ended December 31, 2005, filed on Form 10-K.
10.28+	Amended Nelnet, Inc. Directors Stock Compensation Plan. Incorporated by reference to Exhibit 10.80 to the registrants annual report for the year ended December 31, 2005, filed on Form 10-K.
10.29	Office Building Lease dated June 21, 1996 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.30	Amendment to Office Building Lease dated June 11, 1997 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.31	Lease Amendment Number Two dated February 8, 2001 between Miller & Paine and Union Bank and Trust Company, filed as Exhibit 10.5 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.32	Lease Amendment Number Three dated May 23, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.6 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.33	Lease Agreement dated May 20, 2005 between Miller & Paine, LLC and Union Bank and Trust Company, filed as Exhibit 10.7 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.34	Office Sublease dated April 30, 2001 between Union Bank and Trust Company and Nelnet, Inc., filed as Exhibit 10.8 to the registrant's Current Report on Form 8-K filed on October 16, 2006 and incorporated by reference herein.
10.35+	Executive Officers Bonus Plan as amended, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 20, 2006 and incorporated herein by reference.
10.36+	Nelnet, Inc. Share Retention Policy, as amended. Incorporated by reference to Exhibit 10.72 to the registrant's annual report for the year ended December 31, 2006, filed on Form 10-K.
10.37+	Nelnet, Inc. Restricted Stock Plan, As amended through March 22, 2007. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2007, filed on Form 10-Q.
10.38	Amended and Restated Credit Agreement for $750 million line of credit dated as of May 8, 2007 among Nelnet, Inc., JPMorgan Chase Bank, N.A., individually and as Administrative Agent, Citibank, N.A., individually and as Syndication Agent, and various lender parties thereto, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 10, 2007 and incorporated herein by reference.

10.39+	Nelnet, Inc. Restricted Stock Plan, as amended through May 24, 2007, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 31, 2007 and incorporated herein by reference.
10.40	Real Estate Purchase Agreement dated as of October 31, 2007 between Union Bank and Trust Company and First National Life of the USA, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on November 2, 2007 and incorporated herein by reference.
10.41+	Employment Agreement, dated as of June 10, 2005, between FACTS Management Co. and Timothy A. Tewes. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.42+	Non-competition Agreement, dated as of June 10, 2005, between FACTS Management Co. and Timothy A. Tewes. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.43+	First Amendment to Employment Agreement, dated November 22, 2006, between FACTS Management Co. and Timothy A. Tewes. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended March 31, 2008, filed on Form 10-Q.
10.44+	Nelnet, Inc. Directors Stock Compensation Plan, as amended through April 18, 2008, filed as Exhibit 99.1 to Nelnet, Inc.'s Registration Statement on Form S-8 filed on June 27, 2008 and incorporated herein by reference.
10.45	Seventh Amendment of Amended and Restated Participation Agreement, dated as of July 1, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended June 30, 2008, filed on Form 10-Q.
10.46	Fourth Amendment of Amended and Restated Participation Agreement, dated as of August 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.47	Fifth Amendment of Amended and Restated Participation Agreement, dated as of November 1, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.48	Sixth Amendment of Amended and Restated Participation Agreement, dated as of December 12, 2005, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.49	Master Participation Agreement, dated as of August 14, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.50	Master Loan Sale Agreement, dated as of August 14, 2008, by and between the United States Department of Education and Nelnet, Inc. Incorporated by reference to Exhibit 10.5 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.51+	Separation Agreement, dated as of July 21, 2008, by and between Matthew D. Hall and Nelnet, Inc. Incorporated by reference to Exhibit 10.6 to the registrant's quarterly report for the period ended September 30, 2008, filed on Form 10-Q.
10.52	Eighth Amendment of Amended and Restated Participation Agreement, dated as of December 24, 2008, by and between Union Bank and Trust Company and Nelnet, Inc. (f/k/a NELnet, Inc.) (subsequently renamed National Education Loan Network, Inc.). Incorporated by reference to Exhibit 10.69 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.
10.53+	Separation Agreement, dated as of August 4, 2008, by and between Raymond J. Ciarvella and Nelnet, Inc. Incorporated by reference to Exhibit 10.70 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.

10.54 Loan Purchase Agreement, dated as of November 25, 2008, by and between Nelnet Education Loan Funding, Inc., f/k/a NEBHELP, INC., a Nebraska corporation, acting, where applicable, by and through Wells Fargo Bank, National Association, not individually but as Eligible Lender Trustee for the Seller under the Warehouse Agreement or Eligible Lender Trust Agreement, and Union Bank and Trust Company, a Nebraska state bank and trust company, acting in its individual capacity and as trustee. Incorporated by reference to Exhibit 10.71 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.

10.55 Loan Servicing Agreement, dated as of November 25, 2008, by and between Nelnet, Inc. and Union Bank and Trust Company. Incorporated by reference to Exhibit 10.72 to the registrant's annual report for the year ended December 31. 2008. filed on Form 10-K.

10.56 Assurance Commitment Agreement, dated as of November 25, 2008, by and among Jay L. Dunlap, individually, Angie Muhleisen, individually, and Michael S. Dunlap, individually, Nelnet, Inc., Union Bank and Trust Company, and Farmers & Merchants Investment Inc. Incorporated by reference to Exhibit 10.73 to the registrant's annual report for the year ended December 31, 2008, filed on Form 10-K.

10.57+ Nelnet, Inc. Second Amended Executive Officers Bonus Plan. Incorporated by reference to Exhibit 10.1 to the registrant's quarterly report for the period ended March 31, 2009, filed on Form 10-Q.

10.58+ Nelnet, Inc. Restricted Stock Plan, as amended through May 20, 2009, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on May 27, 2009 and incorporated herein by reference.

10.59 Funding Note Purchase Agreement, dated as of May 13, 2009, among Straight-A Funding, LLC, a Delaware limited liability company, as Conduit Lender, Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, as Funding Note Issuer, First National Bank, a national banking association, as Eligible Lender Trustee, The Bank of New York Mellon, a New York banking corporation, as Conduit Administrator for the Conduit Lender, as Securities Intermediary and as Conduit Lender Eligible Lender Trustee, National Education Loan Network, Inc., a Nevada corporation, as the SPV Administrator for the Funding Note Issuer, Nelnet, Inc., a Nebraska corporation, as Sponsor, BMO Capital Markets Corp., a Delaware company, as Manager for the Conduit Lender, and National Education Loan Network, Inc., a Nevada corporation, as Master Servicer. Incorporated by reference to Exhibit 10.2 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.

10.60 Eligible Lender Trust Agreement, dated as of May 13, 2009 between Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, and Zions First National Bank, a national banking association, not in its individual capacity but solely as eligible lender trustee on behalf and for the benefit of the Funding Note Issuer. Incorporated by reference to Exhibit 10.3 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.

10.61 Student Loan Purchase Agreement, dated as of May 13, 2009, among National Education Loan Network, Inc., a Nevada corporation, Union Bank and Trust Company, a Nebraska banking corporation, not in its individual capacity but solely as eligible lender trustee for the benefit of the Seller and its assigns, Nelnet Super Conduit Funding, LLC, a Delaware limited liability company, and Zions First National Bank, a national banking association, not in its individual capacity but solely as eligible lender trustee for the benefit of the Purchaser and its assigns. Incorporated by reference to Exhibit 10.4 to the registrant's quarterly report for the period ended June 30, 2009, filed on Form 10-Q.

12.1* Computation of Ratio of Earnings to Fixed Charges.

21.1* Subsidiaries of Nelnet, Inc.

23.1* Consent of KPMG LLP, Independent Registered Public Accounting Firm.

31.1* Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer Michael S. Dunlap.

31.2* Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer Terry J. Heimes.

32** Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

** Furnished herewith

+ Indicates a management contract or compensatory plan or arrangement contemplated by Item 15(a)(3) of Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2010

NELNET, INC.

By: /s/ MICHAEL S. DUNLAP

Name: Michael S. Dunlap
Title: Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ MICHAEL S. DUNLAP Michael S. Dunlap	Chairman and Chief Executive Officer (Principal Executive Officer)	March 3, 2010
/s/ TERRY J. HEIMES Terry J. Heimes	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 3, 2010
/s/ STEPHEN F. BUTTERFIELD Stephen F. Butterfield	Vice Chairman	March 3, 2010
/s/ JAMES P. ABEL James P. Abel	Director	March 3, 2010
/s/ KATHLEEN A. FARRELL Kathleen A. Farrell	Director	March 3, 2010
/s/ THOMAS E. HENNING Thomas E. Henning	Director	March 3, 2010
/s/ BRIAN J. O'CONNOR Brian J. O'Connor	Director	March 3, 2010
/s/ KIMBERLY K. RATH Kimberly K. Rath	Director	March 3, 2010
/s/ MICHAEL D. REARDON Michael D. Reardon	Director	March 3, 2010

NELNET, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Nelnet, Inc.:

We have audited the accompanying consolidated balance sheets of Nelnet, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nelnet, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nelnet, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Lincoln, Nebraska
March 3, 2010

NELNET, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009 and 2008

		2009	2008
		(Dollars in thousands, except share data)	
Assets:			
Student loans receivable (net of allowance for loan losses of $50,887 in 2009 and $50,922 in 2008)	$	23,926,957	25,413,008
Cash and cash equivalents:			
Cash and cash equivalents – not held at a related party		12,301	13,129
Cash and cash equivalents – held at a related party		325,880	176,718
Total cash and cash equivalents		338,181	189,847
Restricted cash and investments		625,492	997,272
Restricted cash – due to customers		91,741	160,985
Accrued interest receivable		329,313	471,878
Accounts receivable (net of allowance for doubtful accounts of $1,198 in 2009 and $1,005 in 2008)		42,043	42,088
Goodwill		143,717	175,178
Intangible assets, net		53,538	77,054
Property and equipment, net		26,606	38,747
Other assets		104,940	113,666
Fair value of derivative instruments		193,899	175,174
Total assets	$	25,876,427	27,854,897
Liabilities:			
Bonds and notes payable	$	24,805,289	26,787,959
Accrued interest payable		19,831	81,576
Other liabilities		172,514	179,336
Due to customers		91,741	160,985
Fair value of derivative instruments		2,489	1,815
Total liabilities		25,091,864	27,211,671
Shareholders' equity:			
Preferred stock, $0.01 par value. Authorized 50,000,000 shares; no shares issued or outstanding		—	—
Common stock:			
Class A, $0.01 par value. Authorized 600,000,000 shares; issued and outstanding 38,396,791 shares in 2009 and 37,794,067 shares in 2008		384	378
Class B, convertible, $0.01 par value. Authorized 60,000,000 shares; issued and outstanding 11,495,377 shares in 2009 and 2008		115	115
Additional paid-in capital		109,359	103,762
Retained earnings		676,154	540,521
Employee notes receivable		(1,449)	(1,550)
Total shareholders' equity		784,563	643,226
Commitments and contingencies			
Total liabilities and shareholders' equity	$	25,876,427	27,854,897

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2009, 2008, and 2007

	2009	2008	2007
	(Dollars in thousands, except share data)		
Interest income:			
Loan interest	$ 609,920	1,176,383	1,667,057
Investment interest	10,287	37,998	80,219
Total interest income	620,207	1,214,381	1,747,276
Interest expense:			
Interest on bonds and notes payable	384,862	1,026,489	1,502,662
Net interest income	235,345	187,892	244,614
Less provision for loan losses	29,000	25,000	28,178
Net interest income after provision for loan losses	206,345	162,892	216,436
Other income (expense):			
Loan and guaranty servicing revenue	108,747	99,942	122,380
Tuition payment processing and campus commerce revenue	53,894	48,155	42,766
Enrollment services revenue	119,397	112,405	103,905
Software services revenue	21,164	24,115	27,764
Other income	68,152	22,775	30,423
Gain (loss) on sale of loans, net	35,148	(51,414)	3,597
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	8,484	66,484	45,483
Total other income	414,986	322,462	376,318
Operating expenses:			
Salaries and benefits	155,532	183,393	236,631
Other operating expenses:			
Cost to provide enrollment services	74,926	64,965	45,408
Depreciation and amortization	35,636	43,669	47,451
Impairment expense	32,728	18,834	49,504
Professional and other services	27,265	32,482	37,034
Occupancy and communications	19,306	19,215	25,395
Postage and distribution	9,377	11,163	17,016
Trustee and other debt related fees	9,167	10,408	11,450
Advertising and marketing	8,046	7,924	17,393
Other	33,650	48,561	48,327
Total other operating expenses	250,101	257,221	298,978
Total operating expenses	405,633	440,614	535,609
Income before income taxes	215,698	44,740	57,145
Income tax expense	(76,573)	(17,896)	(21,716)
Income from continuing operations	139,125	26,844	35,429
Income (loss) from discontinued operations, net of tax	—	1,818	(2,575)
Net income	$ 139,125	28,662	32,854
Earnings per common share:			
Basic:			
Continuing operations	$ 2.79	0.54	0.71
Discontinued operations	—	0.04	(0.05)
Net earnings	$ 2.79	0.58	0.66
Diluted:			
Continuing operations	$ 2.78	0.54	0.71
Discontinued operations	—	0.04	(0.05)
Net earnings	$ 2.78	0.58	0.66
Dividends paid per common share	$ 0.07	0.07	0.28
Weighted average common shares outstanding:			
Basic	49,484,816	49,099,967	49,618,107
Diluted	49,685,143	49,324,278	49,732,973

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Years ended December 31, 2009, 2008, and 2007

	Preferred stock shares	Common stock shares		Preferred stock	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Employee notes receivable	Accumulated other comprehensive income	Total shareholders' equity
		Class A	Class B								
					(Dollars in thousands, except share data)						
Balance as of December 31, 2006	—	39,035,169	13,505,812	$ —	390	135	177,678	496,341	(2,825)	131	671,850
Comprehensive income:											
Net income	—	—	—	—	—	—	—	32,854	—	—	32,854
Other comprehensive income:											
Foreign currency translation	—	—	—	—	—	—	—	—	—	(322)	(322)
Non-pension post retirement benefit plan	—	—	—	—	—	—	—	—	—	191	191
Total comprehensive income											32,723
Cash dividend on Class A and Class B common stock - $0.28 per share	—	—	—	—	—	—	—	(13,817)	—	—	(13,817)
Adjustment to adopt provisions of authoritative guidance on uncertain tax positions	—	—	—	—	—	—	—	(61)	—	—	(61)
Reserve for uncertain income tax positions	—	—	—	—	—	—	2,519	—	—	—	2,519
Issuance of common stock, net of forfeitures	—	781,561	—	—	8	—	5,698	—	(725)	—	4,981
Compensation expense for stock based awards	—	—	—	—	—	—	4,810	—	—	—	4,810
Repurchase of common stock	—	(3,372,122)	—	—	(33)	—	(82,018)	—	—	—	(82,051)
Conversion of common stock	—	2,010,435	(2,010,435)	—	20	(20)	—	—	—	—	—
Acquisition of enterprise under common control	—	(474,426)	—	—	(5)	—	(12,502)	—	—	—	(12,507)
Reduction of employee notes receivable	—	—	—	—	—	—	—	—	432	—	432
Balance as of December 31, 2007	—	37,980,617	11,495,377	—	380	115	96,185	515,317	(3,118)	—	608,879
Comprehensive income:											
Net income	—	—	—	—	—	—	—	28,662	—	—	28,662
Cash dividend on Class A and Class B common stock - $0.07 per share	—	—	—	—	—	—	—	(3,458)	—	—	(3,458)
Issuance of common stock, net of forfeitures	—	201,654	—	—	2	—	3,826	—	—	—	3,828
Compensation expense for stock based awards	—	—	—	—	—	—	5,283	—	—	—	5,283
Repurchase of common stock	—	(388,204)	—	—	(4)	—	(1,532)	—	—	—	(1,536)
Reduction of employee notes receivable	—	—	—	—	—	—	—	—	1,568	—	1,568
Balance as of December 31, 2008	—	37,794,067	11,495,377	—	378	115	103,762	540,521	(1,550)	—	643,226
Comprehensive income:											
Net income	—	—	—	—	—	—	—	139,125	—	—	139,125
Cash dividend on Class A and Class B common stock - $0.07 per share	—	—	—	—	—	—	—	(3,492)	—	—	(3,492)
Issuance of common stock, net of forfeitures	—	641,153	—	—	7	—	4,365	—	—	—	4,372
Compensation expense for stock based awards	—	—	—	—	—	—	1,661	—	—	—	1,661
Repurchase of common stock	—	(38,429)	—	—	(1)	—	(429)	—	—	—	(430)
Reduction of employee notes receivable	—	—	—	—	—	—	—	—	101	—	101
Balance as of December 31, 2009	—	38,396,791	11,495,377	$ —	384	115	109,359	676,154	(1,449)	—	784,563

See accompanying notes to consolidated financial statements.

NELNET, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008, and 2007

	2009	2008	2007
		(Dollars in thousands)	
Net income	$ 139,125	28,662	32,854
Income (loss) from discontinued operations	—	1,818	(2,575)
Income from continuing operations	139,125	26,844	35,429
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization, including loan premiums and deferred origination costs	116,038	141,605	261,385
Provision for loan losses	29,000	25,000	28,178
Impairment expense	32,728	18,834	49,504
Derivative market value adjustment	(6,852)	38,576	(139,146)
Foreign currency transaction adjustment	37,654	(52,886)	108,712
Change in value of put options issued in business acquisitions	—	3,483	3,628
Proceeds to terminate and/or amend derivative instruments	3,870	20,368	50,843
Payments to terminate and/or amend derivative instruments	(15,069)	(16,367)	(8,100)
Gain from repurchase of bonds and notes payable	(41,683)	—	—
Originations and purchases of student loans - held for sale	(13,345)	—	—
Loss on sale of business	—	—	8,291
Gain on sale of equity method investment	—	—	(3,942)
(Gain) loss on sale of student loans, net	(35,148)	51,414	(3,087)
Deferred income tax benefit	(19,057)	(9,468)	(24,979)
Non-cash compensation expense	2,644	7,320	6,686
Other non-cash items	1,976	1,788	(2,643)
Decrease (increase) in accrued interest receivable	142,565	121,444	(89,924)
Decrease (increase) in accounts receivable	45	6,996	(6,659)
Decrease (increase) in other assets	9,283	1,603	(5,324)
(Decrease) increase in accrued interest payable	(61,745)	(47,870)	9,235
Increase (decrease) in other liabilities	2,677	(17,581)	(1,310)
Net cash flows from operating activities - continuing operations	324,706	321,103	276,777
Net cash flows from operating activities - discontinued operations	—	—	(3,717)
Net cash provided by operating activities	324,706	321,103	273,060
Cash flows from investing activities, net of business acquisitions:			
Originations, purchases, and consolidations of student loans, including loan premiums and deferred origination costs	(2,776,557)	(2,685,876)	(5,042,378)
Purchases of student loans, including loan premiums, from a related party	(47,621)	(212,888)	(260,985)
Net proceeds from student loan repayments, claims, capitalized interest, participations, and other	1,873,666	2,247,031	2,122,033
Proceeds from sale of student loans	2,317,093	1,807,813	118,649
Proceeds from sale of student loans to a related party	76,448	—	—
Purchases of property and equipment, net	(1,204)	(5,141)	(20,061)
Decrease (increase) in restricted cash and investments, net	371,780	(70,025)	590,604
Purchases of equity method investments	—	(2,988)	—
Distributions from equity method investments	—	—	747
Sale of business, net of cash sold	—	—	14,497
Business acquisitions - contingent consideration and purchase price adjustments, net	—	(18,000)	(1,773)
Proceeds from sale of equity method investment	—	—	10,000
Net cash flows from investing activities - continuing operations	1,813,605	1,059,926	(2,468,667)
Net cash flows from investing activities - discontinued operations	—	—	(294)
Net cash provided by (used in) investing activities	1,813,605	1,059,926	(2,468,961)
Cash flows from financing activities:			
Payments on bonds and notes payable	(6,644,250)	(6,879,826)	(5,750,423)
Proceeds from issuance of bonds and notes payable	4,688,404	5,640,865	8,121,833
Payments from issuance of notes payable due to a related party, net	(21,520)	(35,772)	(50,796)
Payments of debt issuance costs	(9,239)	(14,886)	(15,160)
Dividends paid	(3,492)	(3,458)	(13,817)
Payment on settlement of put option	—	(9,600)	(15,875)
Proceeds from issuance of common stock	449	710	1,467
Repurchases of common stock	(430)	(1,536)	(76,648)
Payments received on employee stock notes receivable	101	575	432
Net cash flows from financing activities - continuing operations	(1,989,977)	(1,302,928)	2,201,013
Net cash flows from financing activities - discontinued operations	—	—	—
Net cash provided by (used in) financing activities	(1,989,977)	(1,302,928)	2,201,013
Effect of exchange rate fluctuations on cash	—	—	548
Net increase in cash and cash equivalents	148,334	78,101	5,660
Cash and cash equivalents, beginning of year	189,847	111,746	106,086
Cash and cash equivalents, end of year	$ 338,181	189,847	111,746
Supplemental disclosures of cash flow information:			
Interest paid	$ 434,834	1,056,640	1,369,287
Income taxes paid, net of refunds	$ 101,491	24,058	36,999
Supplemental disclosures of noncash financing activities:			
Notes payable assumed in connection with an acquisition of an entity under common control	$ —	—	14,110
Common stock issued in consideration for notes receivable	$ —	—	725

See accompanying notes to consolidated financial statements.

1. Description of Business

Nelnet, Inc. and its subsidiaries ("Nelnet" or the "Company") is a transaction processing and finance company focused primarily on providing quality education related products and services to student, families, schools, and financial institutions nationwide. The Company earns its revenues from fee-based processing businesses, including its loan servicing, payment processing, and lead generation businesses, and the net interest income on its student loan portfolio.

The Company offers a broad range of pre-college, in-college, and post-college products and services that help students and families plan and pay for their education and plan their careers. The Company's products and services are designed to simplify the education planning and financing process and provide value to customers throughout the education life cycle.

The Company has five operating segments, as follows:

- Student Loan and Guaranty Servicing
- Tuition Payment Processing and Campus Commerce
- Enrollment Services
- Software and Technical Services
- Asset Generation and Management

See note 22 for additional information on the Company's segment reporting.

Fee-Based Operating Segments

Student Loan and Guaranty Servicing

The Company's Student Loan and Guaranty Servicing operating segment provides for the servicing of it's student loan portfolio and the portfolios of third parties and servicing provided to guaranty agencies. The loan servicing activities include loan origination activities, loan conversion activities, application processing, borrower updates, payment processing, due diligence procedures, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating fee revenue when performed for third-party clients. The guaranty servicing activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services to guaranty agencies.

Tuition Payment Processing and Campus Commerce

The Company's Tuition Payment Processing and Campus Commerce operating segment provides products and services to help institutions and education-seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle. The Company provides actively managed tuition payment solutions, online payment processing, detailed information reporting, financial needs analysis, and data integration services to K-12 and higher educational institutions, families, and students. In addition, the Company provides customer-focused electronic transactions, information sharing, and account and bill presentment to colleges and universities.

Enrollment Services

The Company's Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students (lead generation and recruitment services) and helping students plan and prepare for life after high school (content management and publishing and editing services). Lead generation products and services include vendor lead management services and admissions lead generation. Recruitment services include pay per click marketing management, email marketing, list marketing services, and admissions consulting. Content management products and services include online courses and related services. Publishing and editing services include test preparation study guides and essay and resume editing services.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Software and Technical Services

The Company's Software and Technical Services operating segment develops student loan servicing software, which is used internally by the Company and also licensed to third-party student loan holders and servicers. This segment also provides information technology products and services, with core areas of business in educational loan software solutions, legacy modernization, technical consulting services, and Enterprise Content Management solutions.

Asset Generation and Management Operating Segment

The Company's Asset Generation and Management operating segment includes the origination, acquisition, management, and ownership of the Company's student loan assets. The Company generates a substantial portion of its earnings from the spread, referred to as the Company's student loan spread, between the yield it receives on its student loan portfolio and the costs associated with originating, acquiring, and financing its portfolio. The Company generates student loan assets through direct origination or through acquisitions. Student loan assets include loans originated under the Federal Family Education Loan Program ("FFELP" or "FFEL Program"), including the Stafford Loan Program, the PLUS Loan program, the Supplemental Loans for Students ("SLS") program, and loans that consolidate certain borrower obligations ("Consolidation").

2. Discontinued Operations

On May 25, 2007, the Company sold EDULINX Canada Corporation ("EDULINX"), a Canadian student loan service provider and a subsidiary of the Company, for initial proceeds of $19.0 million. The Company recognized an initial net loss of $8.3 million related to this transaction. During 2008, the Company earned $2.0 million in additional consideration as a result of the sale of EDULINX. This payment represented contingent consideration earned by the Company based on EDULINX meeting certain performance measures. As a result of the sale of EDULINX, the results of operations for EDULINX, including the contingent payment earned in 2008, are reported as discontinued operations in the accompanying consolidated statements of income.

The components of income (loss) from discontinued operations are presented below for the years ended December 31, 2009, 2008, and 2007.

		2009	2008	2007
Operating income of discontinued operations	$	—	—	9,278
Income tax on operations		—	—	(3,562)
Gain (loss) on disposal		—	1,966	(8,316)
Income tax (expense) benefit on disposal		—	(148)	25
Income (loss) from discontinued operations, net of tax	$	—	1,818	(2,575)

The following operations of EDULINX have been segregated from continuing operations and reported as discontinued operations through the date of disposition. Interest expense was not allocated to EDULINX and, therefore, all of the Company's interest expense is included within continuing operations.

		2007
Net interest income	$	124
Other income		31,511
Operating expenses		(22,357)
Income before income taxes		9,278
Income tax expense		3,562
Operating income of discontinued operations, net of tax	$	5,716

3. Summary of Significant Accounting Policies and Practices

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company's education lending subsidiaries are engaged in the securitization of education finance assets. These education lending subsidiaries hold beneficial interests in eligible loans, subject to creditors with specific interests. The liabilities of the Company's education lending subsidiaries are not the direct obligations of Nelnet, Inc. or any of its other subsidiaries. Each education lending subsidiary is structured to be bankruptcy remote, meaning that they should not be consolidated in the event of bankruptcy of the parent company or any other subsidiary. For accounting purposes, the transfers of student loans to the eligible lender trusts do not qualify as sales, as the trusts continue to be under the effective control of the Company. Accordingly, all the financial activities and related assets and liabilities, including debt, of the securitizations are reflected in the Company's consolidated financial statements.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current period presentation. The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company's fee-based businesses, which are becoming more significant to the Company's operations. These reclassifications include reclassifying "tuition payment processing and campus commerce revenue" and "enrollment services revenue," which were previously included in "other fee-based income." In addition, the "cost to provide enrollment services" was reclassified from various operating expense accounts, primarily "advertising and marketing."

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Management has made significant estimates in several areas, including allowance for loan losses, the amortization of loan premiums, deferred origination costs, and borrower benefits, impairment assessment related to goodwill and intangible assets, income taxes, and the valuation of derivatives. Actual results could differ from those estimates.

Student Loans Receivable

Student loans consist of federally insured student loans, non-federally insured student loans, and student loan participations. If the Company has the ability and intent to hold loans for the foreseeable future, such loans are held for investment and carried at amortized cost. Amortized cost includes the unamortized premiums and capitalized origination costs and fees, all of which are amortized to interest income. Loans which are held-for-investment also have an allowance for loan loss as needed. Any loans the Company has the ability and intent to sell are classified as held for sale and are carried at the lower of cost or fair value. Loans which are held-for-sale do not have the associated premium and origination costs and fees amortized into interest income and there is also no related allowance for loan losses. As of December 31, 2009 and 2008, no loans were held for sale.

Federally insured loans may be made under the FFEL Program by certain lenders as defined by the Higher Education Act of 1965, as amended (the "Higher Education Act"). These loans, including related accrued interest, are guaranteed at their maximum level permitted under the Higher Education Act by an authorized guaranty agency, which has a contract of reinsurance with the U.S. Department of Education (the "Department"). The terms of the loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to 30 years. Interest rates on loans may be fixed or variable, dependent upon type, terms of loan agreements, and date of origination. For FFELP loans, the education lending subsidiaries have entered into trust agreements in which unrelated financial institutions serve as the eligible lender trustees. As eligible lender trustees, the financial institutions act as the eligible lender in acquiring certain eligible student loans as an accommodation to the subsidiaries, which hold beneficial interests in the student loan assets as the beneficiaries of such trusts.

Substantially all FFELP loan principal and related accrued interest is guaranteed as defined by the Higher Education Act. These guarantees are made subject to the performance of certain loan servicing procedures stipulated by applicable regulations. If these due

(Dollars in thousands, except per share amounts, unless otherwise noted)

diligence procedures are not met, affected student loans may not be covered by the guarantees should the borrower default. The Company and its education lending subsidiaries retain and enforce recourse provisions against servicers and lenders under certain circumstances. Such student loans are subject to "cure" procedures and reinstatement of the guaranty under certain circumstances.

Student loans receivable also includes non-federally insured loans. The terms of the non-federally insured loans, which vary on an individual basis, generally provide for repayment in monthly installments of principal and interest over a period of up to 30 years. The non-federally insured loans are not covered by guarantees or collateral should the borrower default.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of probable losses on student loans. This evaluation process is subject to numerous estimates and judgments. The Company evaluates the adequacy of the allowance for loan losses on its federally insured loan portfolio separately from its non-federally insured loan portfolio.

The allowance for the federally insured loan portfolio is based on periodic evaluations of the Company's loan portfolios considering past experience, trends in student loan claims rejected for payment by guarantors, changes to federal student loan programs, current economic conditions, and other relevant factors. The federal government currently guarantees 97% of the principal of and the interest on federally insured student loans disbursed on and after July 1, 2006 (and 98% for those loans disbursed prior to July 1, 2006), which limits the Company's loss exposure on the outstanding balance of the Company's federally insured portfolio. Student loans disbursed prior to October 1, 1993 are fully insured.

Effective June 1, 2004, the Company was designated as an Exceptional Performer by the Department in recognition of its exceptional level of performance in servicing FFELP loans. As a result of this designation, the Company received 100% reimbursement on all eligible FFELP default claims submitted for reimbursement. On September 27, 2007, the President signed into law the College Cost Reduction and Access Act of 2007 (the "College Cost Reduction Act"). Among other things, this legislation eliminated all provisions relating to Exceptional Performer status, and the monetary benefit associated with it, effective October 1, 2007.

In determining the adequacy of the allowance for loan losses on the non-federally insured loans, the Company considers several factors including: loans in repayment versus those in a nonpaying status, delinquency status, type of program, and trends in defaults in the portfolio based on Company and industry data. The Company places a non-federally insured loan on nonaccrual status when the collection of principal and interest is 30 days past due and charges off the loan when the collection of principal and interest is 120 days past due.

The evaluation of the allowance for loan losses is inherently subjective, as it requires material estimates that may be subject to significant changes. The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that the Company's management believes is adequate to cover probable losses inherent in the loan portfolio.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

Restricted Cash and Investments

The Company's restricted investments are held by trustees in various accounts subject to use restrictions imposed by the trust indenture and consist of guaranteed investment contracts, which are classified as held-to-maturity. Due to the characteristics of the investments, there is no available or active market for this type of financial instrument. These investments are purchased at par value, which equals their cost as of December 31, 2009 and 2008. All restricted cash and investments held by the trustees are included on the consolidated balance sheets.

Restricted Cash – Due to Customers

As a servicer of student loans, the Company collects student loan remittances and subsequently disburses these remittances to the appropriate lending entities. In addition, the Company requests funding from lenders and subsequently disburses loan funds to borrowers and schools on behalf of borrowers. The Company also collects tuition payments and subsequently remits these payments to the appropriate schools. Cash collected for customers and the related liability are included in the accompanying consolidated balance sheets. Interest income earned, net of service charges, by the Company on this cash for the years ended December 31, 2008 and 2007 was $2.7 million and $8.7 million, respectively. Due to low interest rates, the Company earned minimal interest income, net of servicing charges, during 2009.

Accounts Receivable

Accounts receivable are presented at their net realizable values, which includes allowances for doubtful accounts. Allowance estimates are based upon individual customer experience, as well as age of receivables and likelihood of collection.

Goodwill

The Company reviews goodwill for impairment annually (as of November 30) and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Company performs a two-step impairment test on goodwill. In the first step, the Company compares the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. Actual future results may differ from those estimates.

Intangible Assets

Intangible assets with finite lives are amortized over their estimated lives. Such assets are amortized using a method of amortization that reflects the pattern in which the economic benefits of the intangible asset is consumed or otherwise used up. If that pattern cannot be reliably determined, the Company uses a straight-line amortization method.

The Company evaluates the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and major improvements, including leasehold improvements, are capitalized. Gains and losses from the sale of property and equipment are included in determining net income. The Company uses accelerated and straight-line methods for recording depreciation and amortization. Accelerated methods are used for certain equipment and software when this method is believed to provide a better matching of income and expenses. Leasehold improvements are amortized over the lesser of their useful life or the related lease period.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, such as property and equipment and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company uses estimates to determine the fair value of long-lived assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to a present value using an appropriate discount rate. The estimates of future cash flows associated with assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimating fair value if such methods are determined to be more appropriate.

Assumptions and estimates about future values and remaining useful lives of the Company's intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Although the Company believes the historical assumptions and estimates used are reasonable and appropriate, different assumptions and estimates could materially impact the reported financial results.

Other Assets

Other assets are recorded at cost or amortized cost and consist primarily of debt issuance costs, student list costs, and other miscellaneous assets. Debt issuance costs are amortized using the effective interest method.

Fair Value Measurements

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

The Company determines fair value using valuation techniques which are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. Transaction costs are not included in the determination of fair value. When possible, the Company seeks to validate the model's output to market transactions. Depending on the availability of observable inputs and prices, different valuation models could produce materially different fair value estimates. The values presented may not represent future fair values and may not be realizable. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company categorizes its fair value estimates based on a hierarchal framework associated with three levels of price transparency utilized in measuring financial instruments at fair value. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels include:

- Level 1: Quoted prices for *identical* instruments in active markets. The types of financial instruments included in Level 1 are highly liquid instruments with quoted prices.
- Level 2: Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose primary value drivers are observable.
- Level 3: Instruments whose primary value drivers are *unobservable*. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available for identical or similar instruments, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Revenue Recognition

Loan interest income – Loan interest is paid by the Department or the borrower, depending on the status of the loan at the time of the accrual. In addition, the Department makes quarterly interest subsidy payments on certain qualified FFELP loans until the student is required under the provisions of the Higher Education Act to begin repayment. Borrower repayment of FFELP loans normally begins within six months after completion of the loan holder's course of study, leaving school, or ceasing to carry at least one-half the normal full-time academic load, as determined by the educational institution. Borrower repayment of PLUS and Consolidation loans normally begins within 60 days from the date of loan disbursement. Borrower repayment of non-federally insured loans typically begins six months following a borrower's graduation from a qualified institution and the interest is either paid by the borrower or capitalized annually or at repayment.

The Department provides a special allowance to lenders participating in the FFEL Program. The special allowance is accrued based upon the fiscal quarter average rate of 13-week Treasury Bill auctions (for loans originated prior to January 1, 2000) or the fiscal quarter average rate of daily H15 financial commercial paper rates (for loans originated on and after January 1, 2000) relative to the yield of the student loan.

The Company recognizes student loan income as earned, net of amortization of loan premiums and deferred origination costs. Loan income is recognized based upon the expected yield of the loan after giving effect to borrower utilization of incentives such as timely payments ("borrower benefits") and other yield adjustments. Loan premiums, deferred origination costs, and borrower benefits are amortized over the estimated life of the loan, which includes an estimate of prepayment speeds. The Company periodically evaluates the assumptions used to estimate the life of the loans and prepayment speeds.

The Company also pays the Department an annual 105 basis point rebate fee on Consolidation loans. These rebate fees are netted against loan interest income.

Loan and guaranty servicing revenue – Loan servicing fees are determined according to individual agreements with customers and are calculated based on the dollar value of loans, number of loans, or number of borrowers serviced for each customer. Guaranty servicing fees, generally, are calculated based on the number of loans serviced, volume of loans serviced, or amounts collected. Revenue is recognized when earned pursuant to applicable agreements, and when ultimate collection is assured.

Tuition payment processing and campus commerce revenue - Fees for payment management services are recognized over the period in which services are provided to customers.

Enrollment services revenue – Enrollment services revenue primarily consists of the following items:

- *Lead generation* – Revenue from lead generation is derived primarily from fees which are earned through the delivery of qualified leads or clicks. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Delivery is deemed to have occurred at the time a qualified lead or click is delivered to the customer provided that no significant obligations remain. From time to time, the Company may agree to credit certain leads or clicks if they fail to meet the contractual or other guidelines of a particular client. The Company has established a sales reserve based on historical experience. To date, such credits have been immaterial and within management's expectations.

  For a portion of its lead generation revenue, the Company has agreements with providers of online media or traffic ("Publishers") used in the generation of leads or clicks. The Company receives a fee from its customers and pays a fee to Publishers either on a cost per lead, cost per click, or cost per number of impressions basis. The Company is the primary obligor in the transaction. As a result, the fees paid by the Company's customers are recognized as revenue and the fees paid to its Publishers are included in "cost to provide enrollment services" in the Company's consolidated statements of income.

- *Publishing and editing services* - Revenue from the sale of print products and editing services is generally earned and recognized, net of estimated returns, upon shipment or delivery.

- *Content management and recruitment services* – Content management and recruitment services includes the sale of subscription and performance based products and services, as well as list sales. Revenues from sales of subscription and performance based products and services are recognized ratably over the term of the contract. Subscription and performance based revenues received or receivable in advance of the delivery of services is included in deferred revenue. Revenue from the sale of lists is generally earned and recognized, net of estimated returns, upon delivery.

Other income – Other income includes borrower late fee income, which is earned by the education lending subsidiaries and is recognized when payments are collected from the borrower.

Software services revenue – Software services revenue is determined from individual agreements with customers and includes license and maintenance fees associated with student loan software products. Income for contracts with customers that does not require significant production, modification, or customization of software is recognized when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, vendors fee is fixed and determinable, and collectability is probable. Payments made on maintenance and enhancement agreements for services to be performed in subsequent periods are deferred and recognized in revenue over the life of the agreements. Computer and software consulting services are recognized over the period in which services are provided to customers.

Derivative Accounting

The Company records derivative instruments at fair value on the consolidated balance sheet as either an asset or liability. The Company determines the fair value for its derivative contracts using either (i) pricing models that consider current market conditions and the contractual terms of the derivative contract or (ii) counterparty valuations. These factors include interest rates, time value, forward interest rate curve, and volatility factors, as well as foreign exchange rates. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Management has structured all of the Company's derivative transactions with the intent that each is economically effective. However, the Company's derivative instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of derivative instruments are reported in current period earnings. Net settlements on derivatives are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income.

Foreign Currency

The Company's foreign subsidiary, EDULINX, used the Canadian dollar as its functional currency. The assets and liabilities of EDULINX were translated to U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses were translated at the average exchange rate during the period. As discussed in note 2, the Company sold EDULINX in May 2007. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations. Prior to the sale of EDULINX, translation gains or losses were reflected in the consolidated financial statements as a component of accumulated other comprehensive income.

During 2006, the Company issued Euro-denominated bonds, which are included in "bonds and notes payable" on the consolidated balance sheets. Transaction gains and losses resulting from exchange rate changes when re-measuring these bonds to U.S. dollars at the balance sheet date are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered

(Dollars in thousands, except per share amounts, unless otherwise noted)

or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax expense includes deferred tax expense, which represents the net change in the deferred tax asset or liability balance during the year, plus any change made in the valuation allowance, and current tax expense, which represents the amount of tax currently payable to or receivable from a tax authority plus amounts for expected tax deficiencies (including both tax and interest).

Subsequent Events

Management has evaluated subsequent events, and the impact on the reported results and disclosures through March 3, 2010, which is the date these financial statements were filed with the Securities and Exchange Commission ("SEC").

4. Recent Developments - Legislation

On February 26, 2009, the President introduced a fiscal year 2010 Federal budget proposal calling for the elimination of the FFEL Program and a recommendation that all new student loan originations be funded through the Federal Direct Loan Program. On September 17, 2009, the House of Representatives passed H.R. 3221, the Student Aid and Fiscal Responsibility Act ("SAFRA"), which would eliminate the FFEL Program and require that, after July 1, 2010, all new federal student loans be made through the Federal Direct Loan Program. The Senate is expected to begin its consideration of similar student loan reform legislation sometime in 2010. In addition to the House-passed legislation, there are several other proposals for changes to the education financing framework that may be considered that would maintain a role for private lenders in the origination of federal student loans. These include a possible extension of ECASLA, which expires on July 1, 2010, and the Student Loan Community Proposal, a proposal endorsed by a cross-section of FFELP service providers (including the Company) as an alternative to the 100% federal direct lending proposal included in SAFRA.

Elimination of the FFEL Program would impact the Company's operations and profitability by, among other things, reducing the Company's interest revenues as a result of the inability to add new FFELP loans to the Company's portfolio and reducing guarantee and third-party FFELP servicing fees as a result of reduced FFELP loan servicing and origination volume. Additionally, the elimination of the FFEL Program could reduce education loan software licensing opportunities and related consulting fees received from lenders using the Company's software products and services. The fair value and/or ability to recover the Company's goodwill, intangible assets, and other long-lived assets related to these activities could be adversely affected if the FFEL Program is eliminated.

In June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service student loans. No later than August 2010, the Company expects to also begin servicing new loans originated under the Direct Loan Program. If legislation is passed mandating that all new student loan originations be funded through the Direct Loan Program, revenue from servicing loans under this contract will partially offset the loss of revenue if the FFEL Program is eliminated.

5. Restructuring Charges

Legislative Impact – 2007 Restructuring

On September 6, 2007, the Company announced a strategic initiative to create efficiencies and lower costs in advance of the enactment of the College Cost Reduction Act, which impacted the FFEL Program in which the Company participates. In anticipation of the federally driven cuts to the student loan programs, management initiated a variety of strategies to modify the Company's student loan business model, including lowering the cost of student loan acquisition, creating efficiencies in the Company's asset generation business, and decreasing operating expenses through a reduction in workforce and realignment of operating facilities. These strategies resulted in the net reduction of approximately 400 positions in the Company's overall work force. In addition, the Company simplified its operating structure to leverage its larger facilities and technology by closing five small origination offices and downsizing its presence in Indianapolis. Implementation of the plan began immediately and was completed as of December 31, 2007. As a result of these strategic decisions, the Company recorded a restructuring charge of $20.3 million in 2007 and income of $0.2 million in 2008 and an expense of $0.7 million in 2009 to recognize adjustments from initial estimates.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Selected information relating to the restructuring charge and accrual follows:

	Employee termination benefits		Lease terminations		Write-down of property and equipment		Total
Restructuring costs recognized in 2007	$ 6,315	(a)	3,916	(b)	10,060	(c)	20,291
Write-down of assets to net realizable value	—		—		(10,060)		(10,060)
Adjustment from initial estimate of charges	(134)	(a)	(16)	(b)	—		(150)
Cash payments	(4,988)		(218)		—		(5,206)
Restructuring accrual as of December 31, 2007	1,193		3,682		—		4,875
Adjustment from initial estimate of charges	(191)	(a)	—		—		(191)
Cash payments	(1,002)		(791)		—		(1,793)
Restructuring accrual as of December 31, 2008	—		2,891		—		2,891
Adjustment from initial estimate of charges	—		692	(b)	—		692
Cash payments	—		(650)		—		(650)
Restructuring accrual as of December 31, 2009	$ —		2,933		—		2,933

(a) Employee termination benefits are included in "salaries and benefits" in the consolidated statements of income.

(b) Lease termination costs are included in "occupancy and communications" in the consolidated statements of income.

(c) Costs related to the write-down of assets are included in "impairment expense" in the consolidated statements of income.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Selected information relating to the restructuring charge by operating segment and Corporate Activity and Overhead follows:

	Operating segment						
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
Restructuring costs recognized in 2007	$ 1,840	—	929	58	2,654	14,810	20,291
Write-down of assets to net realizable value	—	—	—	—	(248)	(9,812)	(10,060)
Adjustment from initial estimate of charges	(95)	—	—	—	(25)	(30)	(150)
Cash payments	(1,276)	—	(848)	(58)	(2,003)	(1,021)	(5,206)
Restructuring accrual as of December 31, 2007	469	—	81	—	378	3,947	4,875
Adjustment from initial estimate of charges	(72)	—	(15)	—	(40)	(64)	(191)
Cash payments	(397)	—	(34)	—	(330)	(1,032)	(1,793)
Restructuring accrual as of December 31, 2008	—	—	32	—	8	2,851	2,891
Reclassification of initial estimate of charges	(692)	—	(32)	—	(8)	732	—
Adjustment from initial estimate of charges	692	—	—	—	—	—	692
Cash payments	—	—	—	—	—	(650)	(650)
Restructuring accrual as of December 31, 2009	$ —	—	—	—	—	2,933	2,933

Capital Markets Impact

On January 23, 2008, the Company announced a plan to further reduce operating expenses related to its student loan origination and related businesses as a result of ongoing disruptions in the credit markets. Management developed a restructuring plan related to its asset generation and supporting businesses which reduced marketing, sales, service, and related support costs through a reduction in workforce of approximately 300 positions and realignment of certain operating facilities. Implementation of the plan began immediately and was completed as of June 30, 2008. As a result of these strategic decisions, the Company recorded a restructuring charge of $26.1 million in 2008 and an additional expense of approximately $12,000 in 2009 to recognize adjustments from initial estimates.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Selected information relating to the restructuring charge and accrual follows:

		Employee termination benefits		Lease terminations		Write-down of assets		Total
Restructuring costs recognized in 2008	$	5,865	(a)	1,398	(b)	18,834	(c)	26,097
Write-down of assets to net realizable value		—		—		(18,834)		(18,834)
Cash payments		(5,865)		(809)		—		(6,674)
Restructuring accrual as of December 31, 2008		—		589		—		589
Adjustment from initial estimate of charges		—		12	(b)	—		12
Cash payments		—		(250)		—		(250)
Restructuring accrual as of December 31, 2009	$	—		351		—		351

(a) Employee termination benefits are included in "salaries and benefits" in the consolidated statements of income.

(b) Lease termination costs are included in "occupancy and communications" in the consolidated statements of income.

(c) Costs related to the write-down of assets are included in "impairment expense" in the consolidated statements of income.

Selected information relating to the restructuring charge by operating segment and Corporate Activity and Overhead follows:

		Operating segment						
		Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
Restructuring costs recognized in 2008	$	5,906	—	297	510	11,235	8,149	26,097
Write-down of assets to net realizable value		(5,074)	—	—	—	(9,351)	(4,409)	(18,834)
Cash payments		(786)	—	(310)	(511)	(1,878)	(3,189)	(6,674)
Restructuring accrual as of December 31, 2008		46	—	(13)	(1)	6	551	589
Reclassification of initial estimate of charges		84	—	13	1	(6)	(92)	—
Adjustment from initial estimate of charges		(130)	—	—	—	—	142	12
Cash payments		—	—	—	—	—	(250)	(250)
Restructuring accrual as of December 31, 2009	$	—	—	—	—	—	351	351

(Dollars in thousands, except per share amounts, unless otherwise noted)

Legislative Impact – 2009 Restructuring

On May 8, 2009, as a result of the continued challenges in the economy and the student loan industry, the Company adopted a plan to further streamline its operations by continuing to reduce its geographic footprint and consolidate servicing operations and related support services.

Management developed a restructuring plan that will result in lower costs and provide enhanced synergies through cross training, career development, and simplified communications. The Company will simplify its operating structure to leverage its larger facilities and technology by closing certain offices and downsizing its presence in certain geographic locations. Approximately 300 associates will be impacted by this restructuring plan. However, the majority of these functions will be relocated to the Company's Lincoln headquarters and Denver offices. Implementation of the plan began immediately and is expected to be substantially complete during the second quarter of 2010.

The Company estimates that the charge to earnings associated with this restructuring plan will total approximately $12.8 million, consisting of approximately $6.2 million in severance costs and approximately $6.6 million in contract terminations, of which $7.3 million was recognized in 2009, and $5.5 million is expected to be recognized in 2010. Selected information relating to the restructuring charge and accrual follows:

		Employee termination benefits		Lease terminations		Total
Restructuring costs recognized in 2009	$	4,247	(a)	3,031	(b)	7,278
Cash payments		(898)		(605)		(1,503)
Restructuring accrual as of December 31, 2009	$	3,349		2,426		5,775

(a) Employee termination benefits are included in "salaries and benefits" in the consolidated statements of income.
(b) Lease termination costs are included in "occupancy and communications" in the consolidated statements of income.

Selected information relating to the restructuring charge by operating segment and Corporate Activity and Overhead follows:

		Operating segment						
		Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
Restructuring costs recognized in 2009	$	5,402	—	—	936	—	940	7,278
Cash payments		(871)	—	—	(411)	—	(221)	(1,503)
Restructuring accrual as of December 31, 2009	$	4,531	—	—	525	—	719	5,775

		Operating segment						
		Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
Estimated total restructuring costs	$	9,810	—	—	1,224	—	1,741	12,775
Restructuring costs recognized in 2009		(5,402)	—	—	(936)	—	(940)	(7,278)
Remaining restructuring costs expected to be recognized	$	4,408	—	—	288	—	801	5,497

(Dollars in thousands, except per share amounts, unless otherwise noted)

6. Intangible Assets and Goodwill

Intangible assets consist of the following as of December 31, 2009 and 2008:

	Weighted average remaining useful life as of December 31, 2009 (months)	2009	2008
Amortizable intangible assets:			
Customer relationships (net of accumulated amortization of $38,785 and $29,737, respectively)	97	$ 40,991	50,623
Trade names (net of accumulated amortization of $9,101 and $5,478, respectively)	34	7,452	11,581
Covenants not to compete (net of accumulated amortization of $20,372 and $14,887, respectively)	8	3,229	8,735
Database and content (net of accumulated amortization of $7,701 and $5,447, repectively)	12	1,779	4,033
Computer software (net of accumulated amortization of $8,915 and $7,441, respectively)	13	87	1,561
Other	—	—	521
Total - amortizable intangible assets	80	$ 53,538	77,054

The Company recorded amortization expense on its intangible assets of $22.2 million, $26.2 million, and $30.4 million, during the years ended December 31, 2009, 2008, and 2007, respectively. The Company will continue to amortize intangible assets over their remaining useful lives. As of December 31, 2009, the Company estimates it will record amortization expense as follows:

2010	$ 15,219
2011	9,746
2012	8,961
2013	6,143
2014	5,689
2015 and thereafter	7,780
	$ 53,538

The change in the carrying amount of goodwill by operating segment was as follows:

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Total
Balance as of December 31, 2007	$ —	58,086	55,463	8,596	42,550	164,695
Additional contingent consideration paid	—	—	11,150	—	—	11,150
Impairment charge	—	—	—	—	(667)	(667)
Balance as of December 31, 2008	—	58,086	66,613	8,596	41,883	175,178
Impairment charge	—	—	(31,461)	—	—	(31,461)
Balance as of December 31, 2009	$ —	58,086	35,152	8,596	41,883	143,717

On September 27, 2007, the President signed into law the College Cost Reduction Act. This legislation contained provision with significant implication for participants in the FFEL Program including reducing special allowance payments received by lenders, increasing origination fees paid by lenders, and eliminating the designation of Exceptional Performer status and the monetary benefit

(Dollars in thousands, except per share amounts, unless otherwise noted)

associated with it. As a result of this legislation and the student loan business model modifications the Company implemented as a result of these legislative changes (see note 5), the Company recorded an impairment charge of $49.5 million during 2007. This charge is included in "impairment expense" in the Company's consolidated statements of income. Information related to the impairment charge follows:

Asset	Operating segment		Impairment charge
Amortizable intangible assets:			
Covenants not to compete	Asset Generation and Management	$	13,581
Loan origination rights	Asset Generation and Management		11,555
Unamortizable intangible assets - trade names	Asset Generation and Management		2,907
Goodwill	Enrollment Services		11,401
Property and equipment	Asset Generation and Management		248
Property and equipment	Corporate Activity		9,812
Total impairment charge		$	49,504

As disclosed in note 5, as a result of the disruptions in the debt and secondary markets and the student loan business model modifications the Company implemented due to the disruptions, the Company recorded an impairment charge of $18.8 million during the first quarter of 2008. This charge is included in "impairment expense" in the Company's consolidated statements of income. Information related to the impairment charge follows:

Asset	Operating segment		Impairment charge
Amortizable intangible assets:			
Covenants not to compete	Student Loan and Guaranty Servicing	$	4,689
Covenants not to compete	Asset Generation and Management		336
Loan origination rights	Asset Generation and Management		8,336
Computer software	Asset Generation and Management		12
Goodwill	Asset Generation and Management		667
Property and equipment	Student Loan and Guaranty Servicing		385
Property and equipment	Corporate activities		4,409
Total impairment charge		$	18,834

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company reviews goodwill for impairment annually. This annual review is completed by the Company as of November 30 of each year and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. As a result of the 2009 annual test, the Company recorded an impairment charge of $31.5 million related to its list marketing business. The Company's list marketing business has been negatively affected by the economic recession and deterioration of the direct-to-consumer student loan market. In addition, during the fourth quarter of 2009, the Company recognized an impairment charge of $1.2 million on certain intangible assets related to its list marketing business. These charges are included in "impairment expense" in the Company's consolidated statements of income. Information related to the impairment charge follows:

Asset	Operating segment		Impairment charge
Amortizable intangible assets:			
Customer relationships	Enrollment Services	$	584
Trade names	Enrollment Services		506
Covenants not to compete	Enrollment Services		21
Other	Enrollment Services		156
Goodwill	Enrollment Services		31,461
Total impairment charge		$	32,728

With the exception of the Company's list marketing business as discussed previously, as of November 30, 2009, the fair value of each of the Company's reporting units exceeded the carrying value of the net assets assigned to that unit and the Company was not required to perform further testing for impairment.

7. Student Loans Receivable

Student loans receivable consisted of the following as of December 31, 2009 and 2008:

		2009	2008
Federally insured loans	$	23,472,553	24,787,941
Non-federally insured loans		163,321	273,108
		23,635,874	25,061,049
Unamortized loan premiums and deferred origination costs		341,970	402,881
Allowance for loan losses – federally insured loans		(30,102)	(25,577)
Allowance for loan losses – non-federally insured loans		(20,785)	(25,345)
	$	23,926,957	25,413,008
Allowance for federally insured loans as a percentage of such loans		0.13%	0.10%
Allowance for non-federally insured allowance as a percentage of such loans		12.73%	9.28%

Interest rates on loans may be fixed or variable, dependent upon type, terms of loan agreements, and date of origination. Interest rates on loans currently range from 1.9% to 12.0% (the weighted average rate was 4.8% and 5.1% as of December 31, 2009 and 2008, respectively).

The Company has provided for an allowance for loan losses related to its student loan portfolio. Activity in the allowance for loan losses for the years ended December 31, 2009, 2008, and 2007 is shown below:

		2009	2008	2007
Beginning balance	$	50,922	45,592	26,003
Provision for loan losses		29,000	25,000	28,178
Loans charged off, net of recoveries		(18,715)	(18,920)	(7,418)
Sale of loans		(10,320)	(750)	(1,171)
Ending balance	$	50,887	50,922	45,592

(Dollars in thousands, except per share amounts, unless otherwise noted)

In September 2007, the Company recorded an expense of $15.7 million to increase the Company's allowance for loan losses related to an increase in risk share as a result of the elimination of the Exceptional Performer program.

Loan Sales

The activity included in "gain (loss) on sale of loans, net" in the accompanying consolidated statements of income for the years ended December 31, 2009, 2008, and 2007 is detailed below.

	2009	2008	2007
Department's Purchase Program (a)	$ 36,596	—	—
Private loan participations (b)	(695)	—	—
FFELP loan sales to related party (c)	(753)	(3,860)	—
FFELP loan sales to third parties (d)	—	(47,554)	3,597
Gain (loss) on sale of loans, net	$ 35,148	(51,414)	3,597

(a) The Company sold $2.1 billion (par value) of student loans to the Department under the Department's Loan Purchase Commitment Program. See note 8 for a description of this program.

(b) The Company participated $95.5 million of non-federally insured loans to third parties. Loans participated under these agreements have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet. Per the terms of the servicing agreements, the Company's servicing operations are obligated to repurchase loans subject to the participation interests in the event such loans become 60 or 90 days delinquent. The activity in the accrual account during 2009 related to this repurchase obligation, which is included in "other liabilities" in the accompanying consolidated balance sheet, is detailed below.

Beginning balance	$ —
Transfer from allowance for loan losses	9,800
Reserve for repurchase of delinquent loans (a)	800
Ending balance	$ 10,600

(a) The reserve for repurchase of loans is included in "other" under other operating expenses in the accompanying consolidated statements of income.

(c) As a result of the disruptions in the debt and secondary markets, the Company sold $76.4 million (par value) and $535.4 million (par value) of federally insured student loans to Union Bank & Trust Company ("Union Bank"), an entity under common control with the Company, during the years ended December 31, 2009 and 2008, respectively, in order to reduce the Company's exposure related to certain equity support provisions included in the Company's warehouse facility for FFELP loans.

(Dollars in thousands, except per share amounts, unless otherwise noted)

(d) As a result of the disruptions in the debt and secondary markets, the Company sold $1.3 billion (par value) of federally insured student loans in order to reduce the amount of student loans remaining under the Company's warehouse facility for FFELP loans, which reduced the Company's exposure related to certain equity support provisions included in this facility.

8. Bonds and Notes Payable

The following tables summarize the Company's outstanding bonds and notes payable by type of instrument as of December 31, 2009 and 2008:

	2009		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):			
Bonds and notes based on indices	$ 20,187,356	0.26% - 6.90%	05/26/14 - 04/25/42
Bonds and notes based on auction or remarketing	1,726,960	0.21% - 3.73%	05/01/11 - 07/01/43
Total variable-rate bonds and notes	21,914,316		
Commercial paper - FFELP facility (b)	305,710	0.21% - 0.32%	08/03/12
Fixed-rate bonds and notes (a)	8,940	6.15% - 6.34%	07/02/20 - 05/01/29
Unsecured fixed rate debt	264,966	5.125% and 7.40%	06/01/10 and 09/15/61
Unsecured line of credit	691,500	0.73%	05/08/12
Department of Education Participation	463,912	0.79%	09/30/10
Department of Education Conduit	1,125,929	0.27%	05/08/14
Other borrowings	30,016	0.24% - 5.10%	01/01/10 - 11/01/15
	$ 24,805,289		

	2008		
	Carrying amount	Interest rate range	Final maturity
Variable-rate bonds and notes (a):			
Bonds and notes based on indices	$ 20,509,073	0.75% - 5.02%	09/25/13 - 06/25/41
Bonds and notes based on auction or remarketing (c)	2,713,285	0.00% - 6.00%	11/01/09 - 07/01/43
Total variable-rate bonds and notes	23,222,358		
Commercial paper - FFELP facility (b)	1,445,327	1.32% - 2.94%	05/09/10
Commercial paper - private loan facility (b)	95,020	2.49%	03/14/09
Fixed-rate bonds and notes (a)	202,096	5.30% - 6.68%	11/01/09 - 05/01/29
Unsecured fixed rate debt	475,000	5.125% and 7.40%	06/01/10 and 09/15/61
Unsecured line of credit	691,500	0.98% - 2.41%	05/08/12
Department of Education Participation	622,170	3.37%	09/30/09
Other borrowings	34,488	1.25% - 5.47%	05/22/09 - 11/01/15
	$ 26,787,959		

(a) Issued in asset-backed securitizations

(b) Loan warehouse facilities

(c) As of December 31, 2008, the Company had $115.2 million of bonds based on an auction rate of 0%, due to the Maximum Rate auction provisions in the underlying documents for such financings. The Maximum Rate provisions include multiple components, one of which is based on T-bill rates. The T-bill component calculation for these bonds produced negative rates, which resulted in auction rates of zero percent for the applicable period.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Secured Financing Transactions

The Company has historically relied upon secured financing vehicles as its most significant source of funding for student loans. The net cash flow the Company receives from the securitized student loans generally represents the excess amounts, if any, generated by the underlying student loans over the amounts required to be paid to the bondholders, after deducting servicing fees and any other expenses relating to the securitizations. The Company's rights to cash flow from securitized student loans are subordinate to bondholder interests and may fail to generate any cash flow beyond what is due to bondholders. The Company's secured financing vehicles are loan warehouse facilities, asset-backed securitizations, and the government's Participation and Conduit Programs (as described below).

The majority of the bonds and notes payable are primarily secured by the student loans receivable, related accrued interest, and by the amounts on deposit in the accounts established under the respective bond resolutions or financing agreements. Certain variable rate bonds and notes and fixed rate bonds are secured by financial guaranty insurance policies or a letter of credit and reimbursement agreement issued by Municipal Bond Investors Assurance Corporation, Ambac Assurance Corporation, and State Street.

Historically, the Company funded new loan originations using loan warehouse facilities and asset-backed securitizations. Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. In July 2008, the Company did not renew its liquidity provisions on its FFELP warehouse facility. Accordingly, the facility became a term facility and no new loan originations could be funded with this facility. In August 2008, the Company began funding FFELP Stafford and PLUS student loan originations for the 2008-2009 and 2009-2010 academic years pursuant to the Department's Participation Program and a participation agreement with Union Bank.

Loan warehouse facilities

Student loan warehousing has historically allowed the Company to buy and manage student loans prior to transferring them into more permanent financing arrangements. To support its funding needs on a short-term basis, the Company historically relied upon a multi-year committed facility for FFELP loans and a $250.0 million private loan warehouse for non-federally insured student loans.

FFELP Warehouse Facility

On August 3, 2009, the Company entered into a FFELP warehouse facility (the "2009 FFELP Warehouse Facility"). The 2009 FFELP Warehouse Facility has a maximum financing amount of $500.0 million, with a revolving financing structure supported by 364-day liquidity provisions, which expire on August 2, 2010. The final maturity date of the facility is August 3, 2012. In the event the Company is unable to renew the liquidity provisions by August 2, 2010, the facility would become a term facility at a stepped-up cost, with no additional student loans being eligible for financing, and the Company would be required to refinance the existing loans in the facility by August 3, 2012.

The 2009 FFELP Warehouse Facility provides for formula based advance rates depending on FFELP loan type, up to a maximum of 92 percent to 98 percent of the principal and interest of loans financed. The advance rates for collateral may increase or decrease based on market conditions. The facility contains financial covenants relating to levels of the Company's consolidated net worth, ratio of adjusted EBITDA to corporate debt interest, and unencumbered cash. Any violation of these covenants could result in a requirement for the immediate repayment of any outstanding borrowings under the facility. As of December 31, 2009, the Company was in compliance with all of these requirements. Unlike the Company's prior FFELP warehouse facility, the new facility does not require the Company to refinance or remove a percentage of the pledged student loan collateral on an annual basis. As of December 31, 2009, $305.7 million was outstanding under this facility and $194.3 million was available for future use.

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company's prior FFELP warehouse facility was supported by 364-day liquidity which was up for renewal on May 9, 2008. The Company obtained an extension on this renewal until July 31, 2008. On July 31, 2008, the Company did not renew the liquidity provisions of this facility. Accordingly, as of July 31, 2008, the facility became a term facility with a final maturity date of May 9, 2010. The terms and conditions of the prior FFELP warehouse facility provided for formula-based advance rates based on market conditions. As of December 31, 2008, the Company had $1.6 billion of student loans in the facility, $1.4 billion borrowed under the facility, and $280.6 million in cash posted as equity funding support for this facility. During 2009, the Company refinanced the student loans in this facility which allowed the Company to withdraw all remaining equity funding support from the facility. The Company refinanced these loans using the following facilities:

- In March 2009, the Company completed a privately placed asset-backed securitization of $294.6 million.
- In June 2009, the Company accessed the Department's Conduit Program (as further discussed below).
- In August 2009, the Company refinanced all remaining loans using the 2009 FFELP Warehouse Facility and terminated the prior FFELP facility.

Private Loan Warehouse Facility

On February 25, 2009, the Company paid $91.5 million on the outstanding debt of its private loan warehouse facility with operating cash and terminated the facility. Beginning in January 2008, the Company suspended private student loan originations.

Asset-backed securitizations

During 2009 and 2008, the Company completed asset-backed securities transactions totaling $1.0 billion and $4.5 billion, respectively. Notes issued in the 2009 and 2008 asset-backed securities transactions carry interest rates based on a spread to LIBOR. As part of the Company's issuance of asset-backed securities in March 2008 and May 2008, due to credit market conditions when these notes were issued, the Company purchased the Class B subordinated notes of $36 million (par value) and $41 million (par value), respectively. These notes are not included on the Company's consolidated balance sheet. If the credit market conditions improve, the Company anticipates selling these notes to third parties. Upon a sale to third parties, the Company would obtain cash proceeds equal to the market value of the notes on the date of such sale. Upon sale, these notes would be shown as "bonds and notes payable" on the Company's consolidated balance sheet. Unless there is a significant market improvement, the Company believes the market value of such notes will be less than par value. The difference between the par value and market value would be recognized by the Company as interest expense over the life of the bonds.

Notes issued during 2006 included €773.2 million (950 million in U.S. dollars) with variable interest rates initially based on a spread to EURIBOR (the "Euro Notes"). As of December 31, 2009 and 2008, the Euro Notes were recorded on the Company's balance sheet at $1.1 billion. The changes in the principal amount of Euro Notes as a result of the fluctuation of the foreign currency exchange rate were an increase of $37.7 million for the year ended December 31, 2009, a decrease of $52.9 million for the year ended December 31, 2008, and an increase of $108.7 million for the year ended December 31, 2007. These changes are included in the "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the consolidated statements of income. Concurrently with the issuance of the Euro Notes, the Company entered into cross-currency interest rate swaps which are further discussed in note 9.

The interest rates on certain of the Company's asset-backed securities are set and periodically reset via a "dutch auction" ("Auction Rate Securities") or through a remarketing utilizing remarketing agents ("Variable Rate Demand Notes"). The Company is currently sponsor on approximately $1.4 billion of Auction Rate Securities and $0.3 billion of Variable Rate Demand Notes.

For Auction Rate Securities, investors and potential investors submit orders through a broker-dealer as to the principal amount of notes they wish to buy, hold, or sell at various interest rates. The broker-dealers submit their clients' orders to the auction agent, who then determines the clearing interest rate for the upcoming period. Interest rates on these Auction Rate Securities are reset periodically, generally every 7 to 35 days, by the auction agent or agents. During the first quarter of 2008, as part of the credit market crisis, auction rate securities from various issuers failed to receive sufficient order interest from potential investors to clear successfully, resulting in failed auction status. Since February 8, 2008, all of the Company's Auction Rate Securities have failed in this manner. Under normal conditions, banks have historically purchased these securities when investor demand is weak. However, since February 2008, banks have been allowing auctions to fail.

(Dollars in thousands, except per share amounts, unless otherwise noted)

As a result of a failed auction, the Auction Rate Securities will generally pay interest to the holder at a maximum rate as defined by the indenture. While these rates will vary, they will generally be based on a spread to LIBOR or Treasury Securities. Based on the relative levels of these indices as of December 31, 2009, the rates expected to be paid by the Company range from 91-day T-Bill plus 125 basis points, on the low end, to LIBOR plus 250 basis points, on the high end. These maximum rates are subject to increase if the credit ratings on the bonds are downgraded.

The Company cannot predict whether future auctions related to its Auction Rate Securities will be successful, but management believes it is likely auctions will continue to fail indefinitely. The Company is currently seeking alternatives for reducing its exposure to the auction rate market, but may not be able to achieve alternate financing for some of its Auction Rate Securities.

For Variable Rate Demand Notes, the remarketing agents set the price, which is then offered to investors. If there are insufficient potential bid orders to purchase all of the notes offered for sale, the Company could be subject to interest costs substantially above the anticipated and historical rates paid on these types of securities. The maximum rate for Variable Rate Demand Notes is based on a spread to certain indexes as defined in the underlying documents, with the highest to the Company being Prime plus 200 basis points.

Department of Education's Loan Participation and Purchase Commitment Programs

In August 2008, the Department implemented the Purchase Program and the Participation Program pursuant to the Ensuring Continued Access to Student Loans Act of 2008 ("ECASLA"). Under the Department's Purchase Program, the Department will purchase loans at a price equal to the sum of (i) par value, (ii) accrued interest, (iii) the one percent origination fee paid to the Department, and (iv) a fixed amount of $75 per loan. Under the Participation Program, the Department provides interim short term liquidity to FFELP lenders by purchasing participation interests in pools of FFELP loans. FFELP lenders are charged a rate of commercial paper plus 50 basis points on the principal amount of participation interests outstanding. Loans funded under the Participation Program for the 2008-2009 academic year had to be either refinanced by the lender or sold to the Department pursuant to the Purchase Program prior to October 15, 2009. To be eligible for purchase or participation under the Department's programs, loans were originally limited to FFELP Stafford or PLUS loans made for the academic year 2008-2009, first disbursed between May 1, 2008 and July 1, 2009, with eligible borrower benefits.

On October 7, 2008, legislation was enacted to extend the Department's authority to address FFELP student loans made for the 2009-2010 academic year and allowing for the extension of the Participation Program and Purchase Program from October 15, 2009 to September 30, 2010. The Department indicated that loans for the 2008-2009 academic year which were funded under the Department's Participation Program would need to be refinanced or sold to the Department prior to October 15, 2009. On November 8, 2008, the Department announced the replication of the terms of the Participation and Purchase Programs, in accordance with the October 7, 2008 legislation, which includes FFELP student loans made for the 2009-2010 academic year.

As of December 31, 2009 and 2008, the Company had $463.9 million and $622.2 million, respectively, borrowed under the Participation Program. The Company plans to continue to use the Participation Program to fund certain loans through the 2009-2010 academic year. These programs are allowing the Company to continue originating new federal student loans to all students regardless of the school they attend.

Department of Education's Conduit Program

In January 2009, the Department published summary terms for its program under which it will finance eligible FFELP Stafford and PLUS loans in a conduit vehicle established to provide funding for student lenders (the "Conduit Program"). Loans eligible for the Conduit Program had to be first disbursed on or after October 1, 2003, but not later than June 30, 2009, and fully disbursed before September 30, 2009, and meet certain other requirements. The Conduit Program was launched on May 11, 2009. Funding for the Conduit Program is provided by the capital markets at a cost based on market rates, with the Company being advanced 97 percent of the student loan face amount. Excess amounts needed to fund the remaining 3 percent of the student loan balances are contributed by the Company. The Conduit Program has a term of five years and expires on May 8, 2014. The Student Loan Short-Term Notes ("Student Loan Notes") issued by the Conduit Program are supported by a combination of (i) notes backed by FFELP loans, (ii) a liquidity agreement with the Federal Financing Bank, and (iii) a put agreement provided by the Department. If the conduit does not have sufficient funds to pay all Student Loan Notes, then those Student Loan Notes will be repaid with funds from the Federal Financing Bank. The Federal Financing Bank will hold the notes for a short period of time and, if at the end of that time, the Student Loan Notes still cannot be paid off, the underlying FFELP loans that serve as collateral to the Conduit Program will be sold to the

(Dollars in thousands, except per share amounts, unless otherwise noted)

Department through the Put Agreement at a price of 97 percent of the face amount of the loans. As of December 31, 2009, the Company had $1.1 billion borrowed under the facility and $66.8 million advanced as equity support in the facility.

Union Bank Participation Agreement

The Company maintains an agreement with Union Bank, as trustee for various grantor trusts, under which Union Bank has agreed to purchase from the Company participation interests in student loans (the "FFELP Participation Agreement"). The Company has the option to purchase the participation interests from the grantor trusts at the end of a 364-day period upon termination of the participation certificate. As of December 31, 2009 and 2008, $613.3 million and $548.4 million, respectively, of loans were subject to outstanding participation interests held by Union Bank, as trustee, under this agreement. The agreement automatically renews annually and is terminable by either party upon five business days notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties. Loans participated under this agreement have been accounted for by the Company as loan sales. Accordingly, the participation interests sold are not included on the Company's consolidated balance sheet.

Unsecured Line of Credit

The Company has a $750.0 million unsecured line of credit that terminates in May 2012. As of December 31, 2009 and 2008, there was $691.5 million outstanding on this line. The weighted average interest rate on this line of credit was 0.73% as of December 31, 2009. Upon termination in 2012, there can be no assurance that the Company will be able to maintain this line of credit, find alternative funding, or increase the amount outstanding under the line, if necessary. The lending commitment under the Company's unsecured line of credit is provided by a total of thirteen banks, with no individual bank representing more than 11% of the total lending commitment. The bank lending group includes Lehman Brothers Bank ("Lehman"), a subsidiary of Lehman Brothers Holdings Inc., which represents approximately 7% of the lending commitment under the line of credit. On September 15, 2008, Lehman Brothers Holdings Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The Company does not expect that Lehman will fund future borrowing requests. As of December 31, 2009, excluding Lehman's lending commitment, the Company has $51.2 million available for future use under its unsecured line of credit.

The line of credit agreement contains certain financial covenants that, if not met, lead to an event of default under the agreement. The covenants include maintaining:

- A minimum consolidated net worth
- A minimum adjusted EBITDA to corporate debt interest (over the last four rolling quarters)
- A limitation on subsidiary indebtedness
- A limitation on the percentage of non-guaranteed loans in the Company's portfolio

As of December 31, 2009, the Company was in compliance with all of these requirements. Many of these covenants are duplicated in the Company's other lending facilities, including its FFELP warehouse facilities.

The Company's operating line of credit does not have any covenants related to unsecured debt ratings. However, changes in the Company's ratings (as well as the amounts the Company borrows) have modest implications on the pricing level at which the Company obtains funding.

A default on the 2009 FFELP Warehouse Facility would result in an event of default on the Company's unsecured line of credit that would result in the outstanding balance on the line of credit becoming immediately due and payable.

Unsecured Fixed Rate Debt

On May 25, 2005, the Company issued $275.0 million in aggregate principal amount of Senior Notes due June 1, 2010 (the "Notes"). The Notes are unsecured obligations of the Company. The interest rate on the Notes is 5.125%, payable semiannually. At the

(Dollars in thousands, except per share amounts, unless otherwise noted)

Company's option, the Notes are redeemable in whole at any time or in part from time to time at the redemption price described in its prospectus supplement.

On September 27, 2006 the Company issued $200.0 million aggregate principal amount of Junior Subordinated Hybrid Securities ("Hybrid Securities"). The Hybrid Securities are unsecured obligations of the Company. The interest rate on the Hybrid Securities from the date they were issued through September 28, 2011 is 7.40%, payable semi-annually. Beginning September 29, 2011 through September 29, 2036, the "scheduled maturity date", the interest rate on the Hybrid Securities will be equal to three-month LIBOR plus 3.375%, payable quarterly. The principal amount of the Hybrid Securities will become due on the scheduled maturity date only to the extent that the Company has received proceeds from the sale of certain qualifying capital securities prior to such date (as defined in the Hybrid Securities' prospectus). If any amount is not paid on the scheduled maturity date, it will remain outstanding and bear interest at a floating rate as defined in the prospectus, payable monthly. On September 15, 2061, the Company must pay any remaining principal and interest on the Hybrid Securities in full whether or not the Company has sold qualifying capital securities. At the Company's option, the Hybrid Securities are redeemable (i) in whole or in part, at any time on or after September 29, 2011, at their principal amount plus accrued and unpaid interest, provided in the case of a redemption in part that the principal amount outstanding after such redemption is at least $50.0 million, or (ii) in whole, but not in part, prior to September 29, 2011, after certain events involving taxation (as described in the Hybrid Securities' prospectus).

During 2009, the Company repurchased certain amounts of its unsecured fixed rate debt as summarized below.

Other Borrowings

On October 13, 2006, the Company purchased a building in which its corporate headquarters is located. In connection with the acquisition of the building, the Company assumed the outstanding note on the property. As of December 31, 2009 and 2008, the outstanding balance on the note was $4.9 million and $5.0 million, respectively.

As of December 31, 2009 and 2008, bonds and notes payable included $10.0 million and $8.0 million, respectively, of notes due to a third-party. The Company used the proceeds from these notes to invest in non-federally insured student loan assets via a participation agreement.

As of December 31, 2009, bonds and notes payable included a line of credit with a balance of $15.1 million. The Company used the proceeds from the line of credit to purchase federally insured student loans.

As of December 31, 2008, bonds and notes payable included $21.5 million of notes due to Union Bank. The Company used the proceeds from these notes to invest in student loan assets via a participation agreement. This participation agreement is in addition to the $750 million FFELP Participation Agreement, and loans participated under this agreement do not qualify as loan sales.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Debt Repurchases

During 2009, the Company repurchased outstanding debt as summarized below. There were no debt repurchases in 2008 and 2007. Gains recorded by the Company from the repurchase of debt are included in "other income" on the Company's consolidated statements of income for the year ended December 31, 2009.

	Notional amount	Purchase price	Gain	Remaining balance
5.125% Senior Notes due 2010	$ 208,284	196,529	11,755	$ 66,716
Junior Subordinated Hybrid Securities	1,750	350	1,400	$ 198,250
Asset-backed securities	348,155	319,627	28,528	
	$ 558,189	516,506	41,683	

Maturity Schedule

Bonds and notes outstanding as of December 31, 2009 are due in varying amounts as shown below.

2010	$ 861,471
2011	49,200
2012	691,500
2013	—
2014	1,471,087
2015 and thereafter	21,732,031
	$ 24,805,289

Generally, the Company's secured financing instruments bearing interest at variable rates can be redeemed on any interest payment date at par plus accrued interest. Subject to certain provisions, all bonds and notes are subject to redemption prior to maturity at the option of certain education lending subsidiaries.

One of the Company's education lending subsidiaries has irrevocably escrowed funds to make the remaining principal and interest payments on previously issued bonds and notes. Accordingly, neither these obligations nor the escrowed funds are included on the accompanying consolidated balance sheets. As of December 31, 2009 and 2008, $34.3 million and $31.9 million, respectively, of defeased debt remained outstanding.

Certain bond resolutions contain, among other requirements, covenants relating to restrictions on additional indebtedness, limits as to direct and indirect administrative expenses, and maintaining certain financial ratios. Management believes the Company is in compliance with all covenants of the bond indentures and related credit agreements as of December 31, 2009.

9. Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and foreign currency exchange risk.

Interest Rate Risk

The Company's primary market risk exposure arises from fluctuations in its borrowing and lending rates, the spread between which could impact the Company due to shifts in market interest rates. Because the Company generates a significant portion of its earnings from its student loan spread, the interest rate sensitivity of the balance sheet is a key profitability driver. The Company has adopted a policy of periodically reviewing the mismatch related to the interest rate characteristics of its assets and liabilities together with the Company's outlook as to current and future market conditions. Based on those factors, the Company uses derivative instruments as part of its overall risk management strategy.

Basis Swaps

The Company issues asset-backed securities, the vast majority being variable rate, to fund its student loan assets. The variable rate debt is generally indexed to three-month LIBOR, set by auction, or through a remarketing process. The income generated by the Company's student loan assets is generally driven by short term indices (treasury bills, commercial paper, and certain fixed rates) that are different from those which affect the Company's liabilities, which creates basis risk. Moreover, the Company also faces repricing risk due to the timing of the interest rate resets on its liabilities, which may occur as infrequently as every quarter, and the timing of the interest rate resets on its assets, which generally occurs daily. In a declining interest rate environment, this may cause the Company's student loan spread to compress, while in a rising rate environment, it may cause the spread to increase. As of December 31, 2009, the Company had $22.4 billion and $1.0 billion of FFELP loans indexed to the three-month financial commercial paper rate and the three-month treasury bill rate, respectively, both of which reset daily, and $20.2 billion of debt indexed to three-month LIBOR, which resets quarterly.

Because of the different index types and different index reset frequencies, the Company is exposed to interest rate risk in the form of basis risk and repricing risk, which, as noted above, is the risk that the different indices may reset at different frequencies, or will not move in the same direction or with the same magnitude. While these indices are short term with rate movements that are highly correlated over a longer period of time, capital market dislocations or other factors not within the Company's control can impact the level of correlation on these indices.

The Company has used derivative instruments to hedge both the basis and repricing risk on certain student loans in which the Company earns interest based on a treasury bill rate that resets daily and are funded with debt indexed to primarily three-month LIBOR. To hedge these loans, the Company has entered into basis swaps in which the Company receives three-month LIBOR set discretely in advance and pays a weekly treasury bill rate plus a spread as defined in the agreement ("T-Bill/LIBOR Basis Swaps").

However, the Company does not generally hedge the basis risk on those assets indexed to the commercial paper rate that are funded with liabilities in which the Company pays primarily on the LIBOR index, since the derivatives needed to hedge this risk are generally illiquid or non-existent and the relationship between these indices has been highly correlated over a long period of time.

The Company has also used derivative instruments to hedge the repricing risk due to the timing of the interest rate resets on its assets and liabilities. The Company has entered into basis swaps in which the Company:

- receives three-month LIBOR set discretely in advance and pays a daily weighted average three-month LIBOR less a spread as defined in the agreements (the "Average/Discrete Basis Swaps")
- receives three-month LIBOR and pays one-month LIBOR plus or minus a spread as defined in the agreements (the "1/3 Basis Swaps")

(Dollars in thousands, except per share amounts, unless otherwise noted)

The following table summarizes the Company's basis swaps outstanding as of December 31, 2009 and 2008:

	2009 Notional Amount		
Maturity	**Average/Discrete Basis Swaps**	**1/3 Basis Swaps**	**T-Bill/LIBOR Basis Swaps**
2010	$ —	1,000,000	—
2011 (a)	—	—	225,000
2013	—	500,000	—
2014	—	500,000	—
2018	—	1,300,000	—
2019	—	500,000	—
2021	—	250,000	—
2023	—	1,250,000	—
2024	—	250,000	—
2028	—	100,000	—
2039	—	150,000	—
	$ —	5,800,000	225,000

(a) These derivatives have forward effective start dates of October 2010 ($75 million), November 2010 ($75 million), and December 2010 ($75 million).

	2008 Notional amount		
Maturity	**Average/Discrete Basis Swaps**	**1/3 Basis Swaps**	**T-Bill/LIBOR Basis Swaps**
2010	$ 4,500,000	—	—
2011	2,700,000	—	—
2012	2,400,000	—	—
2018	—	1,300,000	—
2023	—	1,250,000	—
2028	—	100,000	—
	$ 9,600,000	2,650,000	—

During the years ended December 31, 2009 and 2008, the Company terminated and/or amended certain basis swap agreements for net receipts of $3.9 million and $14.3 million, respectively, and net payments of $15.1 million and $3.3 million, respectively. No basis swaps were terminated and/or amended in 2007.

Interest rate swaps

FFELP loans originated prior to April 1, 2006 generally earn interest at the higher of a floating rate based on the Special Allowance Payment (or SAP) formula set by the Department and the borrower rate, which is fixed over a period of time. The SAP formula is based on an applicable index plus a fixed spread that is dependent upon when the loan was originated, the loan's repayment status, and funding sources for the loan. The Company generally finances its student loan portfolio with variable rate debt. In low and/or declining interest rate environments, when the fixed borrower rate is higher than the rate produced by the SAP formula, the

(Dollars in thousands, except per share amounts, unless otherwise noted)

Company's student loans earn at a fixed rate while the interest on the variable rate debt typically continues to decline. In these interest rate environments, the Company may earn additional spread income that it refers to as floor income.

Depending on the type of loan and when it was originated, the borrower rate is either fixed to term or is reset to an annual rate each July 1. As a result, for loans where the borrower rate is fixed to term, the Company may earn floor income for an extended period of time, which the Company refers to as fixed rate floor income, and for those loans where the borrower rate is reset annually on July 1, the Company may earn floor income to the next reset date, which the Company refers to as variable rate floor income. In accordance with legislation enacted in 2006, lenders are required to rebate fixed rate floor income and variable rate floor income to the Department for all FFELP loans first originated on or after April 1, 2006.

Absent the use of derivative instruments, a rise in interest rates may reduce the amount of floor income received and this may have an impact on earnings due to interest margin compression caused by increasing financing costs, until such time as the federally insured loans earn interest at a variable rate in accordance with their special allowance payment formulas. In higher interest rate environments, where the interest rate rises above the borrower rate and fixed rate loans effectively become variable rate loans, the impact of the rate fluctuations is reduced.

As previously disclosed, the Company reached a settlement agreement with the Department to resolve an audit related to the Company's portfolio of student loans receiving 9.5% special allowance payments. Under the terms of the agreement, the Company will no longer receive 9.5% special allowance payments. In December 2006, in consideration of not receiving the 9.5% special allowance payments on a prospective basis, the Company entered into a series of off-setting interest rate swaps that mirrored the $2.45 billion in pre-existing interest rate swaps that the Company had utilized to hedge its loan portfolio receiving 9.5% special allowance payments against increases in interest rates. During 2007, the Company entered into a series of off-setting interest rate swaps that mirrored the remaining interest rate swaps utilized to hedge the Company's student loan portfolio against increases in interest rates. The net effect of the offsetting derivatives was to lock in a series of future income streams on underlying trades through their respective maturity dates. The following table summarizes these derivatives:

Maturity	Notional amount	Weighted average fixed rate paid by the Company	Notional amount	Weighted average fixed rate received by the Company
2007	$ 512,500	3.42 %	$ 512,500	5.25 %
2008	462,500	3.76	462,500	5.34
2009	312,500	4.01	312,500	5.37
2010	1,137,500	4.25	1,137,500	4.75
2011	—	—	—	—
2012	275,000	4.31	275,000	4.76
2013	525,000	4.36	525,000	4.80
	$ 3,225,000	4.05 %	$ 3,225,000	4.98 %

In August 2007, the Company terminated all interest rate swaps summarized above for net proceeds of $50.8 million.

(Dollars in thousands, except per share amounts, unless otherwise noted)

In December 2007 and January 2008, the Company entered into the following interest rate derivatives to hedge fixed rate student loan assets earning fixed rate floor income or variable rate floor income.

Maturity		Notional Amount	Weighted average fixed rate paid by the Company (b)
2008 (a)	$	2,000,000	4.18 %
2009		500,000	4.08
2010		700,000	3.44
2011		500,000	3.57
2012		250,000	3.86
	$	3,950,000	3.94 %

(a) The maturity date on these derivatives was June 30, 2008.

(b) For all interest rate derivatives, the Company received discrete three-month LIBOR.

During 2008, with the exception of the derivatives that expired on June 30, 2008, the Company paid $7.0 million (net) to terminate all remaining derivatives included in the table above.

As of December 31, 2009, the Company held the following interest rate derivatives to hedge fixed-rate student loan assets earning fixed rate floor income.

Maturity		Notional Amount	Weighted average fixed rate paid by the Company (a)
2010	$	4,750,000	0.54 %
2011		150,000	1.03
	$	4,900,000	0.55 %

(a) For all interest rate derivatives, the Company receives discrete three-month LIBOR.

Foreign Currency Exchange Risk

During 2006, the Company completed separate debt offerings of student loan asset-backed securities that included 420.5 million and 352.7 million Euro Notes with interest rates based on a spread to the EURIBOR index. As a result of this transaction, the Company is exposed to market risk related to fluctuations in foreign currency exchange rates between the U.S. dollar and Euro. The principal and accrued interest on these notes is re-measured at each reporting period and recorded on the Company's balance sheet in U.S. dollars based on the foreign currency exchange rate on that date. Changes in the principal and accrued interest amounts as a result of foreign currency exchange rate fluctuations are included in the "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the Company's consolidated statements of income.

The Company entered into cross-currency interest rate swaps in connection with the issuance of the Euro Notes. Under the terms of these derivative instrument agreements, the Company receives from a counterparty a spread to the EURIBOR index based on notional amounts of €420.5 million and €352.7 million and pays a spread to the LIBOR index based on notional amounts of $500.0 million and $450.0 million, respectively. In addition, under the terms of these agreements, all principal payments on the Euro Notes will effectively be paid at the exchange rate in effect as of the issuance of the notes.

(Dollars in thousands, except per share amounts, unless otherwise noted)

The following table shows the income statement impact as a result of the re-measurement of the Euro Notes and the change in the fair value of the related derivative instruments for the periods ended December 31, 2009, 2008, and 2007. These items are included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the accompanying consolidated statements of income.

		2009	2008	2007
Re-measurement of Euro Notes	$	(37,654)	52,886	(108,712)
Change in fair value of cross currency interest rate swaps		2,497	(24,436)	125,532
Total impact to statements of income - (expense) income	$	(35,157)	28,450	16,820

The re-measurement of the Euro-denominated bonds generally correlates with the change in fair value of the cross-currency interest rate swaps. However, the Company will experience unrealized gains or losses related to the cross-currency interest rate swaps if the two underlying indices (and related forward curve) do not move in parallel. Management intends to hold the cross-currency interest rate swaps through the maturity of the Euro-denominated bonds.

Interest Rate Floor Contracts

In June 2006, the Company entered into interest rate floor contracts in which the Company received an upfront fee of $8.6 million. These contracts were structured to monetize on an upfront basis the potential floor income associated with certain consolidation loans. On January 30, 2007, the Company paid $8.1 million to terminate these interest rate floor contracts.

Accounting for Derivative Financial Instruments

The Company records derivative instruments on the consolidated balance sheet as either an asset or liability measured at its fair value. Management has structured all of the Company's derivative transactions with the intent that each is economically effective; however, the Company's derivative instruments do not qualify for hedge accounting. As a result, the change in fair value of the Company's derivatives at each reporting date are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" in the Company's consolidated statements of income. Changes or shifts in the forward yield curve and fluctuations in currency rates can significantly impact the valuation of the Company's derivatives. Accordingly, changes or shifts to the forward yield curve and fluctuations in currency rates will impact the financial position and results of operations of the Company.

Any proceeds received or payments made by the Company to terminate a derivative in advance of its expiration date, or to amend the terms of an existing derivative, are included in "derivative market value, foreign currency, and put option adjustments and derivative settlements, net" on the consolidated statements of income and are accounted for as a change in fair value on such derivative.

The following table summarizes the fair value of the Company's derivatives not designated as hedging instruments as of December 31, 2009 and 2008:

		Fair value of asset derivatives		Fair value of liability derivatives	
		2009	2008	2009	2008
Interest rate swaps	$	4,497	—	2,230	—
Average/discrete basis swaps		—	2,817	—	1,800
1/3 basis swaps		17,768	5,037	—	15
T-Bill/LIBOR basis swaps		—	—	259	—
Cross-currency interest rate swaps		169,817	167,320	—	—
Other		1,817	—	—	—
Total	$	193,899	175,174	2,489	1,815

(Dollars in thousands, except per share amounts, unless otherwise noted)

The following table summarizes the effect of derivative instruments in the consolidated statements of income for the years ended December 31, 2009, 2008, and 2007. All gains and losses recognized in income related to the Company's derivative activity are included in "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net", on the consolidated statements of income.

Derivatives not designated as hedging		Amount of gain (or loss) recognized in income on derivatives		
		2009	2008	2007
Settlements:				
Interest rate swaps	$	(2,020)	(15,036)	16,803
Average/discrete basis swaps		11,483	44,947	7,319
1/3 basis swaps		21,192	1,805	1,215
T-Bill/LIBOR basis swaps		—	—	—
Cross-currency interest rate swaps		8,631	23,941	(6,660)
Other		—	—	—
Total settlements		39,286	55,657	18,677
Change in fair value:				
Interest rate swaps		4,084	(4,346)	(13,319)
Average/discrete basis swaps		(13,647)	(19,190)	26,638
1/3 basis swaps		12,587	8,220	295
T-Bill/LIBOR basis swaps		(101)	—	—
Cross-currency interest rate swaps		2,497	(24,436)	125,532
Other		1,432	1,176	—
Total change in fair value		6,852	(38,576)	139,146
Total impact to statements of income - (expense) income	$	46,138	17,081	157,823

Derivative Instruments - Credit and Market Risk

By using derivative instruments, the Company is exposed to credit and market risk.

When the fair value of a derivative instrument is negative, the Company would owe the counterparty if the derivative was settled and, therefore, has no immediate credit risk. Additionally, if the negative fair value of derivatives with a counterparty exceeds a specified threshold, the Company may have to make a collateral deposit with the counterparty. The threshold at which the Company posts collateral may depend on the Company's unsecured credit rating. If interest and foreign currency exchange rates move materially, the Company could be required to deposit a significant amount of collateral with its derivative instrument counterparties. The collateral deposits, if significant, could negatively impact the Company's liquidity and capital resources.

When the fair value of a derivative contract is positive, this generally indicates that the counterparty would owe the Company if the derivative was settled. If the counterparty fails to perform, credit risk with such counterparty is equal to the extent of the fair value gain in the derivative less any collateral held by the Company. As of December 31, 2009, the Company held $329 million of collateral from the counterparty on the cross-currency interest rate swaps.

The Company attempts to manage market and credit risks associated with interest and foreign currency exchange rates by establishing and monitoring limits as to the types and degree of risk that may be undertaken, and by entering into transactions with high-quality counterparties that are reviewed periodically by the Company's risk committee. The Company also has a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association, Inc. Master Agreement.

(Dollars in thousands, except per share amounts, unless otherwise noted)

10. Derivative Market Value, Foreign Currency, and Put Option Adjustments and Derivative Settlements, net

The following table summarizes the components of "Derivative market value, foreign currency, and put option adjustments and derivative settlements, net" included in the consolidated statements of income for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Change in fair value of derivatives	$ 6,852	(38,576)	139,146
Foreign currency transaction adjustment	(37,654)	52,886	(108,712)
Change in fair value of put options issued in business acquisitions	—	(3,483)	(3,628)
Derivative settlements, net	39,286	55,657	18,677
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	$ 8,484	66,484	45,483

11. Shareholders' Equity

Classes of Common Stock

The Company's common stock is divided into two classes. The Class B common stock has ten votes per share and the Class A common stock has one vote per share. Each Class B share is convertible at any time at the holder's option into one Class A share. With the exception of the voting rights and the conversion feature, the Class A and Class B shares are identical in terms of other rights, including dividend and liquidation rights.

Dividends

In the first quarter of 2007, the Company began paying dividends of $0.07 per share on the Company's Class A and Class B Common Stock which were paid quarterly through the first quarter of 2008. On May 21, 2008, the Company announced that it was temporarily suspending its quarterly dividend program. On November 5, 2009, the Company's Board of Directors voted to reinstate the quarterly dividend program. Accordingly, a dividend of $0.07 per share on the Company's Class A and Class B Common Stock was paid on December 15, 2009 to all holders of record as of December 1, 2009.

Conversion of Class B Common Stock

During 2007, principal shareholders gifted 10,435 shares of Class B common stock to certain charitable organizations. Per the articles of incorporation, these shares were voluntarily converted to Class A shares upon transfer. Also, in 2007, in anticipation of selling shares to the Company under the Company's stock repurchase program in a private transaction, a principal shareholder voluntarily converted 2,000,000 shares of Class B common stock to shares of Class A common stock.

Put Option Settlements

On July 19, 2007, the Company paid $15.9 million to redeem 238,237 shares of the Company's Class A common stock that were subject to put option agreements exercisable in February 2010 at $83.95 per share. These shares were issued by the Company in February 2006 in consideration for the purchase of the remaining 20% interest of FACTS Management Co. The 238,237 shares of Class A common stock purchased by the Company were retired resulting in a $5.4 million decrease to the Company's consolidated shareholders' equity.

In addition, on November 10, 2008, the Company paid $9.6 million to redeem 258,760 shares of the Company's Class A common stock that were subject to put option agreements exercisable in November 2008 at $37.10 per share. These shares were issued by the Company in November 2005 in consideration for the purchase of 5280 Solutions, Inc. The 258,760 shares of Class A common stock purchased by the Company were retired.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Stock Repurchase Program

The Company has a stock repurchase program that expires on May 24, 2010 in which it can repurchase up to a total of 10 million shares of the Company's Class A common stock on the open market, through private transactions, or otherwise. During the years ended December 31, 2009, 2008, and 2007, the Company repurchased and retired 38,429 shares, 388,204 shares, and 3,372,122 shares of Class A common stock, respectively, for $0.4 million (average price of $11.17 per share), $11.1 million (average price of $28.69 per share), and $82.1 million (average price of $24.33 per share), respectively. The 2007 shares repurchased included 2,725,000 shares repurchased from certain members of management of the Company in private transactions under the stock repurchase program. As of December 31, 2009, 4,833,907 shares may yet be purchased under the Company's stock repurchase program.

12. Earnings per Common Share

Presented below is a summary of the components used to calculate basic and diluted earnings per share. On January 1, 2009, the Company began applying the two-class method of computing earnings per share. The two-class method requires the calculation of separate earnings per share amounts for unvested share-based awards and for common stock. Unvested share-based awards that contain nonforfeitable rights to dividends are considered securities which participate in undistributed earnings with common stock. Earnings per share attributable to common stock is shown in the table below. Prior period earnings per share data has been retroactively adjusted to conform to the current presentation.

A reconciliation of weighted average shares outstanding for the years ended December 31, 2009, 2008, and 2007 follows:

		2009	2008	2007
Net income attributable to Nelnet, Inc.	$	139,125	28,662	32,854
Less earnings allocated to unvested restricted stockholders		889	210	144
Net income available to common stockholders	$	138,236	28,452	32,710
Weighted average common shares outstanding - basic		49,484,816	49,099,967	49,618,107
Dilutive effect of the assumed vesting of restricted stock awards		200,327	224,311	114,866
Weighted average common shares outstanding - diluted		49,685,143	49,324,278	49,732,973
Basic earnings per common share	$	2.79	0.58	0.66
Diluted earnings per common share	$	2.78	0.58	0.66

Included in the Company's weighted average shares outstanding during the years ended December 31, 2009, 2008, and 2007 is 96,622 shares, 54,573 shares, and 24,412 shares, respectively, of restricted stock units issued to certain associates of the Company and "phantom" shares that will be issued to nonemployee directors upon their termination from the board of directors under the Company's nonemployee directors' compensation plan (see note 19).

13. Other Income

The following table summarizes the components of "other income" included in the consolidated statements of income for the years ended December 31, 2009, 2008, and 2007.

		2009	2008	2007
Gains on debt repurchases, net	$	41,683	—	—
Borrower late fee income		11,305	11,515	8,207
Gain on sale of equity method investment (a)		3,500	—	3,942
Other		11,664	11,260	18,274
Other income	$	68,152	22,775	30,423

(a) On September 28, 2007, the Company sold its 50% membership interests in Premiere Credit of North America, LLC ("Premiere") for initial proceeds of $10.0 million. Premiere is not an affiliated entity of the Company. The Company recognized an initial gain on the sale of Premiere of $3.9 million. In January 2009, the Company earned $3.5 million in additional consideration as a result of the sale of Premiere. This payment

(Dollars in thousands, except per share amounts, unless otherwise noted)

represented contingent consideration that was owed to the Company if Premiere was awarded a collections contract as defined in the purchase agreement.

14. Restricted Investments

The Company's restricted investments, included in "restricted cash and investments" in the attached consolidated balance sheets, by contractual maturity, as of December 31, 2009 and 2008, are shown below. See note 3 for the Company's accounting policy related to restricted investments.

		2009	2008
Over 1 year through 5 years	$	48,090	31,111
After 5 years through 10 years		7,620	238,561
After 10 years		251,252	340,196
	$	306,962	609,868

15. Property and Equipment

Property and equipment consisted of the following as of December 31, 2009 and 2008:

	Useful life		2009	2008
Computer equipment and software	1-5 years	$	80,501	83,200
Office furniture and equipment	3-7 years		13,049	13,206
Leasehold improvements	1-15 years		11,792	11,949
Transportation equipment	3-10 years		3,771	3,771
Buildings	5-39 years		8,320	8,534
Land	—		700	700
			118,133	121,360
Accumulated depreciation			91,527	82,613
		$	26,606	38,747

Depreciation expense for the years ended December 31, 2009, 2008, and 2007 related to property and equipment was $13.4 million, $17.4 million, and $17.0 million, respectively.

16. Income Taxes

The Company is subject to income taxes in the United States and Canada. Significant judgment is required in evaluating the Company's tax positions and determining the provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain.

On January 1, 2007, the Company adopted the provisions of Accounting Standards Codification Subtopic 740, which clarified the accounting for uncertainty in income tax positions. This standard requires the Company to recognize in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Upon adoption, the Company recognized approximately $61,000 of tax liabilities for positions that were previously recognized, of which the Company accounted for as a reduction to retained earnings.

(Dollars in thousands, except per share amounts, unless otherwise noted)

As of December 31, 2009, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $8.6 million. Of this total, $6.3 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company currently anticipates uncertain tax positions will decrease by $2.0 million prior to December 31, 2010 as a result of a lapse of applicable statute of limitations, settlements, correspondence with examining authorities, and recognition or measurement considerations with federal and state jurisdictions; however, actual developments in this area could differ from those currently expected. Approximately $1.3 million, if recognized, would affect the Company's effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for the years ended December 31, 2009 and 2008 follows:

		2009	2008
Gross balance - beginning of year	$	8,275	8,359
Additions based on tax positions of prior years		1,082	938
Additions based on tax positions related to the current year		3,159	999
Settlements with taxing authorities		--	(62)
Reductions for tax positions of prior years		(3,779)	(858)
Reductions based on tax positions related to the current year		—	—
Reductions due to lapse of applicable statute of limitations		(108)	(1,101)
Gross balance - end of year	$	8,629	8,275

Substantially all of the reductions due to the lapse of statute of limitations and for prior year tax positions shown above impacted the effective tax rate.

The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as part of interest expense and other expense, respectively. As of December 31, 2009 and 2008, approximately $1.2 million and $1.6 million in accrued interest and penalties, respectively, was included in other liabilities. The Company recognized interest income related to uncertain tax positions of approximately $575,000 for the year ended December 31, 2009 and interest expense of approximately $72,000 and approximately $80,000 for the years ended December 31, 2008 and 2007, respectively. Penalties were accrued in 2009 totaling $235,000. No penalties were accrued in 2008 and 2007. The impact of timing differences and tax attributes are considered when calculating interest and penalty accruals associated with the unrecognized tax benefits.

The Company and its subsidiaries file a consolidated federal income tax return in the U.S. and the Company or one of its subsidiaries files income tax returns in various state, local, and foreign jurisdictions. As the Company effectively settled with the Internal Revenue Service for tax years 2005 and 2006, it is no longer subject to U.S. federal income tax examinations for years prior to 2007. With few exceptions, the Company is no longer subject to U.S. state/local income tax examinations by tax authorities prior to 2004. As of December 31, 2009, the tax years subject to examination by a significant jurisdiction are as follows:

California	2004 through 2006
New York	2004 through 2006

(Dollars in thousands, except per share amounts, unless otherwise noted)

The provision for income taxes from continuing operations for the years ended December 31, 2009, 2008, and 2007 consists of the following components:

	2009	2008	2007
Current:			
Federal	$ 88,413	25,073	45,016
State	7,194	2,270	1,674
Foreign	23	21	5
Total current provision	95,630	27,364	46,695
Deferred:			
Federal	(15,947)	(7,256)	(24,105)
State	(3,111)	(2,217)	(874)
Foreign	1	5	—
Total deferred provision (benefit)	(19,057)	(9,468)	(24,979)
Provision for income tax expense	$ 76,573	17,896	21,716

The differences between the income tax provision from continuing operations computed at the statutory federal corporate tax rate and the financial statement provision for income taxes for the years ended December 31, 2009, 2008, and 2007 are shown below:

	2009	2008	2007
Tax expense at federal rate	35.0 %	35.0 %	35.0 %
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit	1.9	0.9	2.2
Resolution of uncertain federal and state tax matters	—	(0.9)	(0.4)
Tax credits	(0.4)	(1.9)	(3.6)
Put option on common stock	—	4.2	3.4
Valuation allowance	(0.6)	0.8	—
Other, net	(0.4)	1.9	1.4
Effective tax rate	35.5 %	40.0 %	38.0 %

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company's net deferred income tax liability, which is included in "other liabilities" on the consolidated balance sheets, consists of the following components as of December 31, 2009 and 2008:

		2009	2008
Deferred tax assets:			
Student loans	$	23,940	20,229
Accrued expenses		5,677	5,283
Depreciation		1,073	969
Deferred revenue		441	536
Stock compensation		863	875
Foreign tax credit		1,041	1,339
Intangible assets		8,771	—
Bond issuance costs		740	1,994
Net operating loss carryforwards		849	1,165
Other		—	141
Total gross deferred tax assets		43,395	32,531
Less, valuation allowance		(763)	(1,988)
Deferred tax assets		42,632	30,543
Deferred tax liabilities:			
Loan origination services		47,816	55,793
Basis in certain derivative contracts		8,313	17,152
Debt repurchases		15,225	—
Intangible assets		—	5,179
Prepaid expenses		204	477
Other		158	—
Deferred tax liabilities		71,716	78,601
Net deferred income tax liability	$	(29,084)	(48,058)

The Company received $2.0 million in 2008 as contingent consideration in connection with the sale of EDULINX (see note 2). The Company incurred $1.1 million of tax expense related to this consideration and generated additional foreign tax credits of $1.8 million, of which a valuation allowance of $0.8 million was established to offset these credits. The net tax expense of $0.1 million was included in the loss on disposal of EDULINX within discontinued operations.

The Company has performed an evaluation of the recoverability of deferred tax assets. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected taxable income, carry back opportunities, and tax planning strategies in making the assessment of the amount of the valuation allowance. With the exception of the Company's state net operating loss and foreign tax credit carry forwards, it is management's opinion that it is more likely than not that the deferred tax assets will be realized and should not be reduced by a valuation allowance. The amount of deferred tax assets considered realizable; however, could be reduced in the near terms if estimates of future taxable income during the carry forward period are reduced. As of December 31, 2009, various subsidiaries have state net operating loss carry forwards of $17.4 million expiring at various times through 2028 and foreign tax credit carry forwards of $1.0 million expiring in 2018. A valuation allowance has been established at December 31, 2009 and 2008 to reduce deferred income tax assets to amounts expected to be realized.

The valuation allowance for deferred tax assets as of December 31, 2009 and 2008 was $0.8 million and $2.0 million, respectively. The net change in the valuation allowance for the year ended December 31, 2009 was a decrease of $1.2 million, which affected the Company's effective tax rate. Certain events occurred during the year which, in the judgment of management, changed the level of the Company's state net operating loss and foreign tax credit carry forwards expected to be realized.

(Dollars in thousands, except per share amounts, unless otherwise noted)

As of December 31, 2009 and 2008, current income taxes receivable of $0.6 million and payable of $5.3 million are included in "other assets" and "other liabilities", respectively, on the consolidated balance sheets.

17. Fair Value

The following table presents the Company's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2008. All financial assets and liabilities that are measured at fair value are categorized as Level 1 or Level 2 based on the hierarchy as discussed in note 3, summary of significant accounting policies and procedures.

		2009		
		Level 1	Level 2	Total
Assets:				
Other assets (a)	$	4,278	—	4,278
Fair value of derivative instruments (b)		—	193,899	193,899
Total assets	$	4,278	193,899	198,177
Liabilities:				
Fair value of derivative instruments (b)	$	—	2,489	2,489
Total liabilities	$	—	2,489	2,489

		2008		
		Level 1	Level 2	Total
Assets:				
Other assets (a)	$	4,941	3,876	8,817
Fair value of derivative instruments (b)		—	175,174	175,174
Total assets	$	4,941	179,050	183,991
Liabilities:				
Fair value of derivative instruments (b)	$	—	1,815	1,815
Total liabilities	$	—	1,815	1,815

(a) Other assets includes investments recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices. Level 1 investments include investments traded on an active exchange, such as the New York Stock Exchange, and U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 investments include corporate debt securities.

(b) All derivatives are accounted for at fair value on a recurring basis. The fair values of derivative financial instruments are determined by derivative pricing models using the stated terms of the contracts and observable yield curves, forward foreign currency exchange rates, and volatilities from active markets. It is the Company's policy to compare its derivative fair values to those received by its counterparties in order to validate the model's outputs. Fair value of derivative instruments is comprised of market value less accrued interest and excludes collateral.

The Company measures certain assets at fair value on a nonrecurring basis in accordance with GAAP. For the years ended December 31, 2009 and 2008, these adjustments to fair value resulted from the write-down to fair value of goodwill and intangible assets. For assets measured at fair value on a nonrecurring basis during the years ended December 31, 2009 and 2008, that were still held in the balance sheet at each respective period end, the following table provides the fair value hierarchy and the carrying value of the related individual assets at year end.

		Level 3	
		2009	2008
Goodwill (a)	$	143,717	175,178
Intangible assets (b)		53,538	77,054
Property and equipment, net (b)		26,606	38,747
	$	223,861	290,979

(Dollars in thousands, except per share amounts, unless otherwise noted)

(a) Goodwill is reviewed annually for impairment and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable.

(b) Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The following table presents the fair value adjustments included in the consolidated statements of income related to the decrease in value of the above assets. The fair value adjustments were recorded by the Company as impairment charges and are included in "impairment expense" in the consolidated statements of income.

		2009	2008
Goodwill	$	(31,461)	(667)
Intangible assets		(1,267)	(13,373)
Property and equipment, net		—	(4,794)
	$	(32,728)	(18,834)

The following table summarizes the fair values of all of the Company's financial instruments on the consolidated balance sheet as of December 31, 2009 and 2008:

		2009		2008	
		Fair value	Carrying value	Fair value	Carrying value
Financial assets:					
Student loans receivable	$	24,387,267	23,926,957	25,743,732	25,413,008
Cash and cash equivalents		338,181	338,181	189,847	189,847
Restricted cash		318,530	318,530	387,404	387,404
Restricted cash – due to customers		91,741	91,741	160,985	160,985
Restricted investments		306,926	306,962	609,868	609,868
Accrued interest receivable		329,313	329,313	471,878	471,878
Other assets		4,278	4,278	8,817	8,817
Derivative instruments		193,899	193,899	175,174	175,174
Financial liabilities:					
Bonds and notes payable		24,741,306	24,805,289	26,512,082	26,787,959
Accrued interest payable		19,831	19,831	81,576	81,576
Due to customers		91,741	91,741	160,985	160,985
Derivative instruments		2,489	2,489	1,815	1,815

The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring basis are discussed above. The remaining financial assets and liabilities were estimated using the following methods and assumptions:

Student Loans Receivable

The fair value of student loans receivable is estimated at amounts recently paid and/or received or amounts anticipated to be received by the Company to acquire and/or sell similar loans in the market and/or the characteristics of the portfolio and are considered to be fair value exit prices.

Cash and Cash Equivalents, Restricted Cash, Restricted Cash – Due to Customers, Restricted Investments, Accrued Interest Receivable/Payable and Due to Customers

The carrying amount approximates fair value due to the variable rate of interest and/or the short maturities of these instruments.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Bonds and Notes Payable

The fair value of the bonds and notes payable is based on market prices for securities that possess similar credit risk and interest rate risk.

18. Commitments and Contingencies

Leases

The Company is committed under noncancelable operating leases for office and warehouse space and equipment. Total rental expense incurred by the Company for the years ended December 31, 2009, 2008, and 2007 was $10.4 million, $11.9 million, and $13.4 million, respectively. Minimum future rentals as of December 31, 2009, under noncancelable operating leases are shown below:

2010	$	7,995
2011		6,030
2012		5,375
2013		4,701
2014		1,932
2015 and thereafter		299
	$	26,332

Future rental commitments for leases have been reduced by minimum non-cancelable sublease rentals aggregating approximately $2.1 million as of December 31, 2009.

Contingent Considerations

infiNET Integrated Solutions, Inc. ("infiNET")

In 2004, the Company purchased 50% of the stock of infiNET and, in 2006, purchased the remaining 50% of infiNET's stock. infiNET provides software for customer-focused electronic transactions, information sharing, and electronic account and bill presentment for colleges and universities. Consideration for the purchase of the remaining 50% of the stock of infiNET included 95,380 restricted shares of the Company's Class A common stock. Under the terms of the purchase agreement, the 95,380 shares of Class A common stock issued in the acquisition are subject to stock price guaranty provisions whereby if on or about February 28, 2011 the average market trading price of the Class A common stock is less than $104.8375 per share and has not exceeded that price for any 25 consecutive trading days during the 5-year period from the closing of the acquisition to February 28, 2011, then the Company must pay additional cash to the sellers of infiNET for each share of Class A common stock issued in an amount representing the difference between $104.8375 less the greater of $41.9335 or the gross sales price such seller obtained from a sale of the shares occurring subsequent to February 28, 2011 as defined in the agreement. Based on the closing price of the Company's Class A common stock as of December 31, 2009 of $17.23 per share, the Company's obligation under this stock price guarantee would have been approximately $6.0 million (($104.8375-$41.9335) x 95,380 shares). Any payment on the guaranty is reduced by the aggregate of any dividends or other distributions made by the Company to the sellers. Any cash paid by the Company in consideration of satisfying the guaranteed value of stock issued for this acquisition would be recorded by the Company as a reduction to additional paid-in capital.

Student Marketing Group, Inc. ("SMG") and National Honor Roll, L.L.C. ("NHR")

In 2005, the Company purchased 100% of the capital stock of SMG and 100% of the membership interests of NHR. SMG is a full service direct marketing agency providing a wide range of products and services to help businesses reach the middle school, high school, college bound high school, college, and young adult marketplace. In addition, SMG provides marketing services and college bound student lists to college and university admissions offices nationwide. In addition to the initial purchase price, additional payments were paid by the Company based on the operating results of SMG and NHR as defined in the purchase agreement. In 2007 and 2008, the Company paid additional consideration of $6.0 million and $18.0 million, respectively. These payments satisfy all of the Company's obligations related to the contingencies per the terms of the agreement. Additional consideration paid by the Company in 2007 and 2008, less any amounts accrued, was recorded as an increase to goodwill.

(Dollars in thousands, except per share amounts, unless otherwise noted)

CUnet, LLC ("CUnet")

In 2006, the Company purchased 100% of the membership interests of CUnet. CUnet provides campus locations and online schools with performance-based educational marketing, web-based marketing, lead generation, and vendor management services to enhance their brands and improve student recruitment and retention. In addition to the initial purchase price, additional payments were paid by the Company based on the operating results of CUnet. In 2007, the Company issued 62,446 restricted shares of its Class A common stock valued at $1.1 million and paid cash of $4.0 million to satisfy all of the Company's remaining obligations related to the contingencies included in the original purchase agreement. The value of the common shares issued was determined based on the closing market price of the Company's common shares over the 2-day period before and after the date in which the number of shares to be issued were known as determined per the terms of the purchase agreement. In connection with the acquisition, the Company entered into employment agreements with certain sellers, in which these contingency payments were related to their continued employment with the Company. Accordingly, these contingency payments are recognized by the Company as compensation expense over the remaining term of the employment agreements. The Company recognized $0.2 million, $1.9 million, and $1.9 million in compensation expense for the years ended December 31, 2009, 2008, and 2007, respectively, related to these contingency payments.

Peterson's

In 2006, the Company purchased certain assets and assumed certain liabilities from Thomson Learning Inc ("Peterson's"). During 2007, the purchase price for Peterson's was finalized per the terms of the purchase agreement and the Company received a $2.2 million working capital settlement. This settlement was recorded by the Company as a decrease to goodwill.

19. Employee Benefit Plans

Defined Contribution Plan

The Company has a 401(k) savings plan that cover substantially all of its U.S. employees. Employees may contribute up to 100% of their pre-tax salary, subject to IRS limitations. The Company made contributions to the plan of $3.2 million, $3.5 million, and $4.5 million during the years ended December 31, 2009, 2008, and 2007, respectively. Union Bank & Trust Company, an entity under common control with the Company, serves as the trustee for the plan.

Employee Share Purchase Plan

The Company has an employee share purchase plan pursuant to which employees are entitled to purchase common stock from payroll deductions at a 15% discount from market value. The employee share purchase plan is intended to enhance the Company's ability to attract and retain employees and to better enable such persons to participate in the Company's long term success and growth.

A total of 1,000,000 Class A common stock shares are reserved for issuance under the employee share purchase plan, subject to equitable adjustment by the compensation committee in the event of stock dividends, recapitalizations, and other similar corporate events. All employees, other than those whose customary employment is 20 hours or less per week, who have been employed for at least six months, or another period determined by the Company's compensation committee not in excess of two years, are eligible to purchase Class A common stock under the plan. During the years ended December 31, 2009, 2008, and 2007, the Company recognized compensation expense of approximately $216,000, $186,000, and $279,000, respectively, in connection with issuing 52,311 shares, 71,172 shares, and 86,909 shares, respectively, under this plan.

Restricted Stock Plan

The Company has a restricted stock plan that is intended to provide incentives to attract, retain, and motivate employees in order to achieve long term growth and profitability objectives. The restricted stock plan provides for the grant to eligible employees of awards of restricted shares of Class A common stock. An aggregate of 4,000,000 shares of Class A common stock have been reserved for issuance under the restricted stock plan, subject to antidilution adjustments in the event of certain changes in capital structure.

During the years ended December 31, 2009, 2008, and 2007, the Company issued 552,321 shares, 79,162 shares, and 563,022 shares, respectively, of its Class A common stock under the restricted stock plan. Included in the 2009 shares issued are 454,957 shares issued to employees at or above management level for bonuses awarded under the performance based incentive plan. In addition,

(Dollars in thousands, except per share amounts, unless otherwise noted)

58,489 shares, 169,961 shares, and 55,230 shares were owned and tendered by employees to satisfy tax withholding obligations or forfeited in 2009, 2008, and 2007, respectively. Tendered and forfeited shares are available for future issuance under the plan. To date, the shares issued under this plan vest immediately or vest in either three or ten years. The Company records unearned compensation in shareholders' equity (additional paid-in capital) upon issuance of restricted stock and recognizes compensation expense over the vesting period. For the years ended December 31, 2009, 2008, and 2007, the Company recognized compensation expense of $1.6 million, $2.4 million, and $2.6 million, respectively, related to shares issued under the restricted stock plan.

Employee Stock Purchase Loan Plan

The Company has entered into loan agreements with employees pursuant to the Company's Employee Stock Purchase Loan Plan (the "Loan Plan"). A total of $40.0 million in loans may be made under the Loan Plan, and a total of 1,000,000 shares of Class A common stock are reserved for issuance under the Loan Plan. Shares may be purchased directly from the Company or in the open market through a broker at prevailing market prices at the time of purchase. Loans under this plan mature ten years from grant date and bear interest equal to the three-month LIBOR rate plus 50 basis points. As of December 31, 2009 and 2008, the balance of the loans granted under the Loan Plan was $1.4 million and $1.6 million, respectively, and is reflected as a reduction to stockholders' equity on the consolidated balance sheets.

Non-employee Directors Compensation Plan

The Company has a compensation plan for non-employee directors pursuant to which non-employee directors can elect to receive their annual retainer fees in the form of cash or Class A common stock. Up to 400,000 shares may be issued under the plan, subject to antidilution adjustments in the event of certain changes in capital structure. If a nonemployee director elects to receive Class A common stock, the number of shares of Class A common stock that are awarded is equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Non-employee directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the board of directors.

During the years ended December 31, 2009, 2008, and 2007, the Company issued 7,143 shares, 17,837 shares, and 13,691 shares, respectively, of its Class A common stock to non-employee directors under this plan. These shares were issued to directors that elected to receive shares and did not defer receipt of the shares. In addition, during the years ended December 31, 2009, 2008, and 2007, the Company allocated 36,078 shares, 35,806 shares, and 7,974 shares, respectively, to directors that elected to defer receipt of their shares until their termination from the board of directors. The deferred shares are included in the Company's weighted average shares outstanding calculation. For the years ended December 31, 2009, 2008, and 2007, the Company recognized approximately $575,000, $494,000, and $459,000, respectively, of expense related to this plan.

20. Legal Proceedings

General

The Company is subject to various claims, lawsuits, and proceedings that arise in the normal course of business. These matters principally consist of claims by student loan borrowers disputing the manner in which their student loans have been processed and disputes with other business entities. In addition, from time to time the Company receives information and document requests from state or federal regulators concerning its business practices. The Company cooperates with these inquiries and responds to the requests. While the Company cannot predict the ultimate outcome of any inquiry or investigation, the Company believes its activities have materially complied with applicable law, including the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations. On the basis of present information, anticipated insurance coverage, and advice received from counsel, it is the opinion of the Company's management that the disposition or ultimate determination of these claims, lawsuits, and proceedings will not have a material adverse effect on the Company's business, financial position, or results of operations.

Regulatory Reviews

The Department of Education periodically reviews participants in the FFELP for compliance with program provisions. On June 28, 2007, the Department notified the Company that it would be conducting a review of the Company's practices in connection with the prohibited inducement provisions of the Higher Education Act and the associated regulations that allow borrowers to have a choice of

(Dollars in thousands, except per share amounts, unless otherwise noted)

lenders. The Company understands that the Department selected several schools and lenders for review. The Company responded to the Department's requests for information and documentation and cooperated with their review. On May 1, 2009, the Company received the Department's preliminary program review report, which covered the Department's review of the period from October 1, 2002 to September 30, 2007. The preliminary program review report contained certain initial findings of noncompliance with the Higher Education Act's prohibited inducement provisions and required that the Company provide an explanation for the basis of the arrangements noted in the preliminary program review report. The Company has responded and provided an explanation of the arrangements noted in the Department of Education's initial findings and follow-up requests. The Department of Education is expected to issue a final program review determination letter and advise the Company whether it intends to take any additional action. To the extent any findings are contained in a final letter, the additional action may include the assessment of fines or penalties, or the limitation, suspension, and termination of the Company's participation in the FFELP.

In connection with the Company's settlement agreement with the Department of Education in January 2007 to resolve an audit report by the Office of Inspector General of the Department of Education (the "OIG") with respect to the Company's student loan portfolio receiving special allowance payments at a minimum 9.5% interest rate (the "Settlement Agreement"), the Company was informed in February 2007 by the Department of Education that a civil attorney with the Department of Justice had opened a file regarding the issues set forth in the OIG report, which the Company understands is common procedure following an OIG audit report. The Company has engaged in discussions with and provided information to the Department of Justice in connection with the review.

While the Company is unable to predict the ultimate outcome of these reviews, the Company believes its practices complied with applicable law, including the provisions of the Higher Education Act, the rules and regulations adopted by the Department of Education thereunder, and the Department's guidance regarding those rules and regulations.

United States ex rel Oberg v. Nelnet, Inc. et al

On September 28, 2009, the Company was served with a Summons and First Amended Complaint naming the Company as one of ten defendants in a "qui tam" action brought by Jon H. Oberg on behalf of the United States of America. Qui tam actions assert claims by an individual on behalf of the federal government, and are filed under seal until the government decides, if at all, to intervene in the case.

An original complaint in the action was filed under seal in the U.S. District Court for the Eastern District of Virginia on September 21, 2007, and was unsealed on August 26, 2009 upon the government's filing of a Notice of Election to Decline Intervention in the matter. The First Amended Complaint (the "Oberg Complaint") was filed on August 24, 2009 and alleges the defendant student loan lenders submitted false claims for payment to the Department of Education in order to obtain special allowance payments on certain student loans at a rate of 9.5%, which the Oberg Complaint alleges is in excess of amounts permitted by law. The Oberg Complaint seeks the imposition of civil penalties and treble the amount of damages sustained by the government in connection with the alleged overbilling by the defendants for special allowance payments. The Oberg Complaint alleges that approximately $407 million in unlawful 9.5% special allowance payment claims were submitted by the Company to the Department of Education.

The 9.5% special allowance payments received by the Company were disclosed by the Company on multiple occasions beginning in 2003. In January, 2007, the Company entered into the Settlement Agreement. The Settlement Agreement resolved the issues now raised by the Oberg Complaint, and contains an acknowledgment by the Department of Education that the Company acted in good faith in connection with its billings for 9.5% special allowance payments.

The Company believes the allegations in the above qui tam action to be frivolous and without merit and intends to vigorously defend the claim. However, the Company cannot currently predict the ultimate outcome of these matters or any liability which may result, which could have a material adverse effect on the Company's results of operations and financial condition.

United States ex rel Vigil v. Nelnet, Inc. et al

On November 4, 2009, the Company was served with a Summons and Third Amended Complaint naming the Company as one of three defendants in an unrelated qui tam action brought by Rudy Vigil (the "Vigil Complaint"). This matter was filed under seal in the U.S. District Court for the District of Nebraska on July 11, 2007 and was unsealed on October 15, 2009 following the government's notice that it declined to intervene in the matter. The Vigil Complaint, filed by a former employee of the Company, appears to allege that the Company engaged in false advertising and offered prohibited inducements to student loan borrowers in

(Dollars in thousands, except per share amounts, unless otherwise noted)

order to increase the Company's loan holdings, and subsequently submitted false claims to the Department of Education in order to obtain special allowance payments and default claim payments on such loans.

The Company believes the allegations in the above qui tam action to be frivolous and without merit and intends to vigorously defend the claim. However, the Company cannot currently predict the ultimate outcome of these matters or any liability which may result, which could have a material adverse effect on the Company's results of operations and financial condition.

21. Related Parties

During 2008, the Company sold approximately $535 million of FFELP student loans (the "FFELP Loans") to Union Bank & Trust Company, an entity under common control with the Company. These loans were sold for a purchase price of 100 percent of the outstanding unpaid principal balance plus accrued and unpaid borrower interest. The Company recognized a loss on this loan sale of $3.9 million, which represented unamortized loan costs on this portfolio.

Including the loans sold in this transaction, Union Bank may purchase up to $750 million in FFELP loans from the Company in accordance with an affiliate transaction exemption granted by the Federal Reserve Board. In connection with the exemption and the loan purchase by Union Bank, an Assurance Commitment Agreement (the "Commitment Agreement") was also entered into, by and among, the Company, Union Bank, and Michael S. Dunlap, the Company's Chairman, Chief Executive Officer, and a principal shareholder of the Company. Per the terms of the Commitment Agreement, the Company provided certain assurances to Union Bank designed to mitigate potential losses related to the FFELP Loans, including holding amounts in escrow equal to the unguaranteed portion and reimbursing Union Bank for losses, if any, related to the portfolio. As of December 31, 2009 and 2008, the Company held $13.9 million and $14.3 million, respectively, in escrow related to this agreement. As part of this agreement, the Company is obligated to buy back 30 days delinquent loans; in 2009, the Company bought back from Union Bank $36.9 million in loans related to this obligation.

During 2009, the Company sold $76.4 million of loans to Union Bank under this $750 million exemption. The Company recognized a loss on this loan sale of $0.8 million, which represented unamortized costs on this portfolio.

On February 4, 2005, the Company entered into an agreement to amend certain existing contracts with Union Bank. Under the agreement, Union Bank committed to transfer to the Company substantially all of the remaining balance of Union Bank's origination rights in guaranteed student loans to be originated in the future, except for student loans previously committed for sale to others. Union Bank will continue to originate student loans, and such guaranteed student loans not previously committed for sale to others are to be sold by Union Bank to the Company in the future. Union Bank also granted to the Company exclusive rights as marketing agent for student loans on behalf of Union Bank.

The Company serviced loans for Union Bank of $539.8 million and $533.1 million as of December 31, 2009 and 2008, respectively. Income earned by the Company from servicing loans for Union Bank was $1.9 million for the year ended December 31, 2009, and $0.3 million for each of the years ended 2008 and 2007. As of December 31, 2009 and 2008, accounts receivable includes $0.2 million from Union Bank for loan servicing. The loan servicing terms with Union Bank were similar to those terms with unrelated entities. On November 25, 2008, the Company entered into an additional loan servicing agreement with Union Bank to service the FFELP Loans. Under this agreement the Company will receive a servicing fee of 34 basis points per year related to the FFELP Loans. Fees received in conjunction with this agreement are included in the servicing income for the years ended December 31, 2009 and 2008 noted above.

During the years ended December 31, 2009, 2008, and 2007, the Company purchased student loans of $47.6 million (which includes loans purchased under the Commitment Agreement as discussed previously), $208.0 million, and $252.5 million, respectively, from Union Bank. For the years ended December 31, 2008 and 2007, premiums paid on these loans totaled $4.9 million and $8.5 million, respectively. No premiums were paid for loans purchased during 2009. The purchases from Union Bank were made on terms similar to those made with unrelated entities.

The Company has sold to Union Bank, as trustee, participation interests in FFELP loans with balances of $613.3 million and $548.4 million as of December 31, 2009 and 2008, respectively (see note 8).

The Company participates in the Short term Federal Investment Trust ("STFIT") of the Student Loan Trust Division of Union Bank, which is included in "cash and cash equivalents - held at a related party" and "restricted cash - due to customers" on the

(Dollars in thousands, except per share amounts, unless otherwise noted)

accompanying consolidated balance sheets. As of December 31, 2009 and 2008, the Company had $387.8 million and $200.8 million, respectively, invested in the STFIT or deposited at Union Bank in operating accounts, of which $61.9 million and $24.1 million as of December 31, 2009 and 2008, respectively, represented cash collected for customers. The Company's participation in the STFIT had similar terms and investment yields as those prevailing for other nonaffiliated customers. Interest income earned by the Company on the amounts invested in the STFIT for the years ended December 31, 2009, 2008, and 2007 was $2.9 million, $3.9 million, and $7.0 million, respectively.

On October 13, 2006, the Company purchased its corporate headquarters building and assumed certain existing lease agreements pursuant to which Union Bank leases office and storage space. The leases assumed by the Company provided for the lease to Union Bank of a total of approximately 15,000 square feet through June 30, 2008. The lease was amended to reduce the space leased to 4,000 square feet. Union Bank paid the Company approximately $70,000, $141,000, and $173,000 for commercial rent and storage income during 2009, 2008, and 2007, respectively. The amended lease agreement expires on June 30, 2018.

In December 2007, the Company sold a building to Union Bank for $600,000. Prior to the sale, the Company leased office space in that building to Union Bank for a total rental amount of approximately $34,000 during 2007. The Company recognized a gain of approximately $431,000 upon sale of the building.

The Company paid Union Bank $0.7 million, $0.2 million, and $0.2 million during the years ended December 31, 2009, 2008, and 2007, respectively, for payroll costs, reimbursement of FDIC insurance fees (beginning in 2009), certain cash management services, and miscellaneous fees and commissions.

During the years ended December 31, 2009, 2008, and 2007, Union Bank paid the Company $0.1 million, $0.2 million, and $0.2 million, respectively, for consulting services. In addition, Union Bank reimbursed the Company $3.4 million, $4.6 million, and $3.1 million during the years ended December 31, 2009, 2008, and 2007, respectively, for marketing services and fees related to the Illinois and Nebraska College Savings Plans.

On May 31, 2007, the Company entered into an agreement with Packers Service Group, Inc. ("Packers"), under which the Company agreed to acquire Packers in exchange for the issuance of 10,594,178 shares of the Company's Class A common stock to the shareholders of Packers. Packers was owned by 30 individual shareholders, the most significant of whom included Michael S. Dunlap, an executive officer, member of the Board of Directors, and a substantial shareholder of the Company, and Angela L. Muhleisen, a substantial shareholder of the Company and a sister of Mr. Dunlap. Packers was primarily a holding company, whose principal asset was an investment in 11,068,604 shares of the Company's Class A common stock. Upon acquisition, these shares are not included in total shares outstanding for accounting purposes. Packers also owned all of the outstanding capital stock of First National Life Insurance Company of the USA ("First National Life"), which writes credit life and credit accident and health insurance policies. First National Life's net assets as of May 31, 2007 were $1.6 million. In addition, Packers had outstanding debt of $14.1 million, which the Company assumed. The Company accounted for this transaction as exchanges of assets or equity instruments between enterprises under common control and, accordingly, recorded the assets acquired and liabilities assumed from this transaction at Packer's historical carrying values. This transaction resulted in a $12.5 million decrease to the Company's consolidated shareholders' equity and a decrease of 474,426 shares of the Company's Class A common stock outstanding.

22. Segment Reporting

The Company has five operating segments as follows: Student Loan and Guaranty Servicing, Tuition Payment Processing and Campus Commerce, Enrollment Services, Software and Technical Services, and Asset Generation and Management. The Company's operating segments are defined by the products and services they offer or the types of customers they serve, and they reflect the manner in which financial information is currently evaluated by management. The accounting policies of the Company's operating segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are charged by a segment to another segment that provides the product or service. Intersegment revenues and expenses are included within each segment consistent with the income statement presentation provided to management. Changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial information.

The management reporting process measures the performance of the Company's operating segments based on the management structure of the Company as well as the methodology used by management to evaluate performance and allocate resources. Management, including the Company's chief operating decision maker, evaluates the performance of the Company's operating segments based on their profitability. As discussed further below, management measures the profitability of the Company's operating segments based on "base net income." Accordingly, information regarding the Company's operating segments is provided based on "base net income." The Company's "base net income" is not a defined term within generally accepted accounting principles ("GAAP") and may not be comparable to similarly titled measures reported by other companies. Unlike financial accounting, there is no comprehensive, authoritative guidance for management reporting.

In May 2007, the Company sold EDULINX, a Canadian student loan service provider and subsidiary of the Company. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The operating results of EDULINX were included in the Student Loan and Guaranty Servicing operating segment. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company. Therefore, the results of operations for the Student Loan and Guaranty Servicing segment exclude the operating results of EDULINX for all periods presented. See note 2 for additional information concerning EDULINX's detailed operating results that have been segregated from continuing operations and reported as discontinued operations.

Historically, the Company generated the majority of its revenue from net interest income earned in its Asset Generation and Management operating segment. The Company made several acquisitions that have expanded the Company's products and services and have diversified its revenue – primarily from fee-based businesses. The Company currently offers a broad range of pre-college, in-college, and post-college products and services to students, families, schools, and financial institutions. These products and services help students and families plan and pay for their education and students plan their careers. The Company's products and services are designed to simplify the education planning and financing process and are focused on providing value to students, families, and schools throughout the education life cycle. The Company continues to diversify its sources of revenue, including those generated from businesses that are not dependent upon government programs, thereby reducing legislative and political risk.

Fee-Based Operating Segments

<u>Student Loan and Guaranty Servicing</u>

The Student Loan and Guaranty Servicing operating segment provides for the servicing of the Company's student loan portfolios and the portfolios of third parties and servicing provided to guaranty agencies. The loan servicing activities include loan origination activities, application processing, borrower updates, payment processing, due diligence procedures, and claim processing. These activities are performed internally for the Company's portfolio in addition to generating fee revenue when performed for third-party clients. The guaranty servicing activities include providing software and data center services, borrower and loan updates, default aversion tracking services, claim processing services, and post-default collection services to guaranty agencies. The following are the primary product and service offerings the Company offers as part of its Student Loan and Guaranty Servicing segment:

- Origination and servicing of FFELP loans
- Origination and servicing of non-federally insured student loans
- Servicing and support outsourcing for guaranty agencies

In June 2009, the Department of Education named the Company as one of four private sector companies awarded a servicing contract to service all federally-owned student loans, including FFELP loans purchased by the Department pursuant to ECASLA. No later than August 2010, the Company expects to also begin servicing new loans originated under the Direct Loan Program. The contract spans five years with one, five-year renewal option. Servicing loans under this contract will increase revenue earned by this segment. However, operating margins under this contract are expected to be lower than historical levels achieved.

Tuition Payment Processing and Campus Commerce

The Tuition Payment Processing and Campus Commerce operating segment provides products and services to help institutions and education-seeking families manage the payment of education costs during the pre-college and college stages of the education life cycle. The Company provides actively managed tuition payment solutions, online payment processing, detailed information reporting, financial needs analysis, and data integration services to K-12 and higher educational institutions, families, and students. In addition, the Company provides customer-focused electronic transactions, information sharing, and account and bill presentment to colleges and universities.

Enrollment Services

The Enrollment Services operating segment offers products and services that are focused on helping colleges recruit and retain students (lead generation and recruitment services) and helping students plan and prepare for life after high school (content management and publishing and editing services). Lead generation products and services include vendor lead management services and admissions lead generation. Recruitment services include pay per click marketing management, email marketing, list marketing services, and admissions consulting. Content management products and services include online courses and related services. Publishing and editing services include test preparation study guides and essay and resume editing services.

Software and Technical Services

The Company's Software and Technical Services operating segment develops student loan servicing software, which is used internally by the Company and also licensed to third-party student loan holders and servicers. This segment also provides information technology products and services, with core areas of business in educational loan software solutions, legacy modernization, technical consulting services, and Enterprise Content Management solutions.

Asset Generation and Management Operating Segment

The Asset Generation and Management operating segment includes the acquisition, management, and ownership of the Company's student loan assets. Revenues are primarily generated from the Company's earnings from the spread, referred to as the Company's student loan spread, between the yield received on the student loan portfolio and the costs associated with originating, acquiring, and financing its student loan portfolio. The Company generates student loan assets through direct origination or through acquisitions. The student loan assets are held in a series of education lending subsidiaries designed specifically for this purpose. In addition to the student loan portfolio, all costs and activity associated with the generation of assets, funding of those assets, and maintenance of the debt transactions are included in this segment. This includes derivative activity and the related derivative market value and foreign currency adjustments.

Segment Operating Results – "Base Net Income"

The tables below include the operating results of each of the Company's operating segments for the years ended December 31, 2009, 2008, and 2007. Management, including the chief operating decision maker, evaluates the Company on certain non-GAAP performance measures that the Company refers to as "base net income" for each operating segment. While "base net income" is not a substitute for reported results under GAAP, the Company relies on "base net income" to manage each operating segment because it believes this measure provides additional information regarding the operational and performance indicators that are most closely assessed by management.

"Base net income" is the primary financial performance measure used by management to develop the Company's financial plans, track results, and establish corporate performance targets and incentive compensation. Management believes this information provides additional insight into the financial performance of the core business activities of the Company's operating segments. Accordingly, the tables presented below reflect "base net income," which is the operating measure reviewed and utilized by management to manage the business. Reconciliation of the segment totals to the Company's operating results in accordance with GAAP are also included in the tables below.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Certain amounts previously reported have been reclassified to conform to the current period presentation. The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company's fee-based businesses, which are becoming more significant to the Company's operations. These reclassifications include reclassifying "tuition payment processing and campus commerce revenue" and "enrollment services revenue," which were previously included in "other fee-based income." In addition, the "cost to provide enrollment services" was reclassified from various operating expense accounts, primarily "advertising and marketing."

Segment Results and Reconciliations to GAAP

	2009									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 112	62	—	—	174	609,143	5,391	(2,003)	7,502	620,207
Interest expense	—	—	—	—	—	357,930	28,935	(2,003)	—	384,862
Net interest income (loss)	112	62	—	—	174	251,213	(23,544)	—	7,502	235,345
Less provision for loan losses	—	—	—	—	—	29,000	—	—	—	29,000
Net interest income (loss) after provision for loan losses	112	62	—	—	174	222,213	(23,544)	—	7,502	206,345
Other income (expense):										
Loan and guaranty servicing revenue	110,273	—	—	—	110,273	—	(1,526)	—	—	108,747
Tuition payment processing and campus commerce revenue	—	53,894	—	—	53,894	—	—	—	—	53,894
Enrollment services revenue	—	—	119,397	—	119,397	—	—	—	—	119,397
Software services revenue	3,701	—	—	17,463	21,164	—	—	—	—	21,164
Other income	644	—	—	—	644	45,697	21,811	—	—	68,152
Gain (loss) on sale of loans, net	—	—	—	—	—	35,148	—	—	—	35,148
Intersegment revenue	85,104	237	555	14,586	100,482	—	33,469	(133,951)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	(30,802)	(30,802)
Derivative settlements, net	—	—	—	—	—	39,286	—	—	—	39,286
Total other income (expense)	199,722	54,131	119,952	32,049	405,854	120,131	53,754	(133,951)	(30,802)	414,986
Operating expenses:										
Salaries and benefits	54,289	25,549	23,222	21,978	125,038	6,767	24,777	(1,209)	159	155,532
Restructure expense- severance and contract termination costs	5,964	—	—	936	6,900	—	1,082	(7,982)	—	—
Impairment expense	—	—	32,728	—	32,728	—	—	—	—	32,728
Cost to provide enrollment services	—	—	74,926	—	74,926	—	—	—	—	74,926
Other expenses	35,391	9,642	13,226	3,330	61,589	19,566	35,307	3,736	22,249	142,447
Intersegment expenses	37,039	2,800	2,121	2,867	44,827	81,335	2,334	(128,496)	—	—
Total operating expenses	132,683	37,991	146,223	29,111	346,008	107,668	63,500	(133,951)	22,408	405,633
Income (loss) before income taxes	67,151	16,202	(26,271)	2,938	60,020	234,676	(33,290)	—	(45,708)	215,698
Income tax (expense) benefit (a)	(25,518)	(6,156)	9,984	(1,118)	(22,808)	(89,178)	19,186	—	16,227	(76,573)
Net income (loss) from continuing operations	41,633	10,046	(16,287)	1,820	37,212	145,498	(14,104)	—	(29,481)	139,125
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income (loss)	$ 41,633	10,046	(16,287)	1,820	37,212	145,498	(14,104)	—	(29,481)	139,125
Total assets	$ 134,264	114,581	76,140	12,266	337,251	25,899,946	12,201	(372,971)	—	25,876,427

(a) Income taxes are applied based on 38% of income (loss) before taxes for the individual operating segments.

(Dollars in thousands, except per share amounts, unless otherwise noted)

	2008									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 1,377	1,689	17	24	3,107	1,164,329	6,810	(2,190)	42,325	1,214,381
Interest expense	—	—	—	—	—	986,556	42,123	(2,190)	—	1,026,489
Net interest income (loss)	1,377	1,689	17	24	3,107	177,773	(35,313)	—	42,325	187,892
Less provision for loan losses	—	—	—	—	—	25,000	—	—	—	25,000
Net interest income (loss) after provision for loan losses	1,377	1,689	17	24	3,107	152,773	(35,313)	—	42,325	162,892
Other income (expense):										
Loan and guaranty servicing revenue	99,916	—	—	—	99,916	26	—	—	—	99,942
Tuition payment processing and campus commerce revenue	—	48,155	—	—	48,155	—	—	—	—	48,155
Enrollment services revenue	—	—	112,405	—	112,405	—	—	—	—	112,405
Software services revenue	4,371	—	37	19,707	24,115	—	—	—	—	24,115
Other income	51	—	—	—	51	17,401	5,323	—	—	22,775
Gain (loss) on sale of loans	—	—	—	—	—	(53,035)	1,621	—	—	(51,414)
Intersegment revenue	75,361	302	2	6,831	82,496	—	63,384	(145,880)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	466	—	—	10,361	10,827
Derivative settlements, net	—	—	—	—	—	65,622	—	—	(9,965)	55,657
Total other income (expense)	179,699	48,457	112,444	26,538	367,138	30,480	70,328	(145,880)	396	322,462
Operating expenses:										
Salaries and benefits	51,320	23,290	24,379	18,081	117,070	8,316	54,910	98	2,999	183,393
Restructure expense - severance and contract termination costs	747	—	282	487	1,516	1,845	3,706	(7,067)	—	—
Impairment expense	5,074	—	—	—	5,074	9,351	4,409	—	—	18,834
Cost to provide enrollment services	—	—	64,965	—	64,965	—	—	—	—	64,965
Other expenses	33,922	9,879	11,224	2,489	57,514	35,679	53,975	24	26,230	173,422
Intersegment expenses	47,737	1,397	6,641	2,323	58,098	77,105	3,732	(138,935)	—	—
Total operating expenses	138,800	34,566	107,491	23,380	304,237	132,296	120,732	(145,880)	29,229	440,614
Income (loss) before income taxes	42,276	15,580	4,970	3,182	66,008	50,957	(85,717)	—	13,492	44,740
Income tax (expense) benefit (a)	(14,321)	(5,175)	(1,730)	(1,021)	(22,247)	(18,356)	28,499	—	(5,792)	(17,896)
Net income (loss) from continuing operations	27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	7,700	26,844
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	—	1,818	1,818
Net income (loss)	$ 27,955	10,405	3,240	2,161	43,761	32,601	(57,218)	—	9,518	28,662
Total assets	$ 245,202	128,657	120,961	14,428	509,248	27,724,122	106,965	(485,438)	—	27,854,897

(a) Income taxes are applied to each operating segment based on the consolidated effective tax rate for the period.

(Dollars in thousands, except per share amounts, unless otherwise noted)

	2007									
	Fee-Based									
	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Total Fee-Based	Asset Generation and Management	Corporate Activity and Overhead	Eliminations and Reclassifications	"Base net income" Adjustments to GAAP Results	GAAP Results of Operations
Total interest income	$ 5,459	3,809	347	18	9,633	1,730,882	7,485	(3,737)	3,013	1,747,276
Interest expense	—	7	7	—	14	1,465,883	40,502	(3,737)	—	1,502,662
Net interest income (loss)	5,459	3,802	340	18	9,619	264,999	(33,017)	—	3,013	244,614
Less provision for loan losses	—	—	—	—	—	28,178	—	—	—	28,178
Net interest income (loss) after provision for loan losses	5,459	3,802	340	18	9,619	236,821	(33,017)	—	3,013	216,436
Other income (expense):										
Loan and guaranty servicing revenue	122,086	—	—	—	122,086	294	—	—	—	122,380
Tuition payment processing and campus commerce revenue	—	42,766	—	—	42,766	—	—	—	—	42,766
Enrollment services revenue	—	—	103,905	—	103,905	—	—	—	—	103,905
Software services revenue	5,689	—	—	22,075	27,764	—	—	—	—	27,764
Other income	—	—	—	—	—	17,820	12,603	—	—	30,423
Gain (loss) on sale of loans	—	—	—	—	—	3,597	—	—	—	3,597
Intersegment revenue	74,687	688	891	15,683	91,949	—	9,040	(100,989)	—	—
Derivative market value, foreign currency, and put option adjustments	—	—	—	—	—	—	—	—	26,806	26,806
Derivative settlements, net	—	—	—	—	—	6,628	12,049	—	—	18,677
Total other income (expense)	202,462	43,454	104,796	37,758	388,470	28,339	33,692	(100,989)	26,806	376,318
Operating expenses:										
Salaries and benefits	85,462	20,426	33,480	23,959	163,327	23,101	49,839	(1,747)	2,111	236,631
Restructure expense- severance and contract termination costs	1,840	—	929	58	2,827	2,406	4,998	(10,231)	—	—
Impairment expense	—	—	11,401	—	11,401	28,291	9,812	—	—	49,504
Cost to provide enrollment services	—	—	45,408	—	45,408	—	—	—	—	45,408
Other expenses	36,618	8,901	15,037	2,995	63,551	29,205	77,915	2,969	30,426	204,066
Intersegment expenses	10,552	364	335	775	12,026	74,714	5,240	(91,980)	—	—
Total operating expenses	134,472	29,691	106,590	27,787	298,540	157,717	147,804	(100,989)	32,537	535,609
Income (loss) before income taxes	73,449	17,565	(1,454)	9,989	99,549	107,443	(147,129)	—	(2,718)	57,145
Income tax (expense) benefit (a)	(27,910)	(6,675)	553	(3,796)	(37,828)	(40,828)	57,285	—	(345)	(21,716)
Net income (loss) from continuing operations	45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(3,063)	35,429
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—	—	—	(2,575)	(2,575)
Net income (loss)	$ 45,539	10,890	(901)	6,193	61,721	66,615	(89,844)	—	(5,638)	32,854
Total assets	$ 206,008	119,084	121,202	21,186	467,480	28,696,640	48,147	(49,484)	—	29,162,783

(a) Income taxes are based on 38% of net income (loss) before tax for the individual operating segment.

Corporate Activity and Overhead in the previous tables primarily includes the following items:

- Income earned on certain investment activities
- Interest expense incurred on unsecured debt transactions
- Other products and service offerings that are not considered operating segments
- Certain corporate activities and unallocated overhead functions related to executive management, human resources, accounting and finance, legal, marketing, and corporate technology support

The assets held at the corporate level are not identified with any of the operating segments. Accordingly, these assets are included in the reconciliation of segment assets to total consolidated assets. These assets consist primarily of cash, investments, property and equipment, and other assets.

The adjustments required to reconcile from the Company's "base net income" measure to its GAAP results of operations relate to differing treatments for derivatives, foreign currency transaction adjustments, and certain other items that management does not consider in evaluating the Company's operating results. The following tables reflect adjustments associated with these areas by operating segment and Corporate Activity and Overhead for the years ended December 31, 2009, 2008, and 2007:

(Dollars in thousands, except per share amounts, unless otherwise noted)

	Student Loan and Guaranty Servicing	Tuition Payment Processing and Campus Commerce	Enrollment Services	Software and Technical Services	Asset Generation and Management	Corporate Activity and Overhead	Total
2009							
Derivative market value, foreign currency, and put option adjustments (1)	$ —	—	—	—	34,569	(3,767)	30,802
Amortization of intangible assets (2)	4,315	7,440	9,961	533	—	—	22,249
Compensation related to business combinations (3)	—	—	—	—	—	159	159
Variable-rate floor income, net of settlements on derivatives (4)	—	—	—	—	(7,502)	—	(7,502)
Income from discontinued operations, net of tax (5)	—	—	—	—	—	—	—
Net tax effect (6)	(1,640)	(2,827)	(3,787)	(202)	(10,285)	2,514	(16,227)
Total adjustments to GAAP	$ 2,675	4,613	6,174	331	16,782	(1,094)	29,481
2008							
Derivative market value, foreign currency, and put option adjustments (1)	$ —	—	—	—	(13,844)	3,483	(10,361)
Amortization of intangible assets (2)	4,751	7,826	12,451	1,057	145	—	26,230
Compensation related to business combinations (3)	—	—	—	—	—	2,999	2,999
Variable-rate floor income, net of settlements on derivatives (4)	—	—	—	—	(32,360)	—	(32,360)
Income from discontinued operations, net of tax (5)	(1,818)	—	—	—	—	—	(1,818)
Net tax effect (6)	(1,590)	(2,615)	(4,185)	(354)	16,770	(2,234)	5,792
Total adjustments to GAAP	$ 1,343	5,211	8,266	703	(29,289)	4,248	(9,518)
2007							
Derivative market value, foreign currency, and put option adjustments (1)	$ —	—	—	—	(24,224)	(2,582)	(26,806)
Amortization of intangible assets (2)	5,094	5,815	12,692	1,191	5,634	—	30,426
Compensation related to business combinations (3)	—	—	—	—	—	2,111	2,111
Variable-rate floor income, net of settlements on derivatives (4)	—	—	—	—	(3,013)	—	(3,013)
Income from discontinued operations, net of tax (5)	2,575	—	—	—	—	—	2,575
Net tax effect (6)	(1,936)	(2,209)	(4,823)	(452)	8,209	1,556	345
Total adjustments to GAAP	$ 5,733	3,606	7,869	739	(13,394)	1,085	5,638

(1) Derivative market value, foreign currency, and put option adjustments: "Base net income" excludes the periodic unrealized gains and losses that are caused by the change in fair value on derivatives used in the Company's risk management strategy in which the Company does not qualify for "hedge treatment" under GAAP. Included in "base net income" are the economic effects of the Company's derivative instruments, which includes any cash paid or received being recognized as an expense or revenue upon actual derivative settlements. "Base net income" also excludes the foreign currency transaction gains or losses caused by the re-measurement of the Company's Euro-denominated bonds to U.S. dollars and the change in fair value of put options issued by the Company for certain business acquisitions.

(2) Amortization of intangible assets: "Base net income" excludes the amortization of acquired intangibles.

(3) Compensation related to business combinations: The Company has structured certain business combinations in which the consideration paid has been dependent on the sellers' continued employment with the Company. As such, the value of the consideration paid is recognized as compensation expense by the Company over the term of the applicable employment agreement. "Base net income" excludes this expense.

(4) Variable-rate floor income: Loans that reset annually on July 1 can generate excess spread income compared with the rate based on the special allowance payment formula in declining interest rate environments. The Company refers to this additional income as variable-rate floor income. The Company excludes variable-rate floor income, net of settlements paid on derivatives used to hedge student loan assets earning variable-rate floor income, from its "base net income" since the timing and amount of variable-rate floor income (if any) is uncertain, it has been eliminated by legislation for all loans originated on and after April 1, 2006, and it is in excess of expected spreads. In addition, because variable-rate floor income is subject to the underlying rate for the subject loans being reset annually on July 1, it is a factor beyond the Company's control which can affect the period-to-period comparability of results of operations.

(Dollars in thousands, except per share amounts, unless otherwise noted)

The Company has used derivative instruments to hedge variable rate floor income during certain periods. During the year ended December 31, 2008, the Company made payments (settlements) of $10.0 million on such derivatives. These settlements are netted with variable-rate floor income and are excluded from "base net income."

(5) Discontinued operations: In May 2007, the Company sold EDULINX. As a result of this transaction, the results of operations for EDULINX are reported as discontinued operations for all periods presented. The Company presents "base net income" excluding discontinued operations since the operations and cash flows of EDULINX have been eliminated from the ongoing operations of the Company.

(6) For 2009 and 2007, income taxes are applied based on 38% of income (loss) before income taxes for the individual operating segments. For 2008, income taxes for each individual operating segment are applied based on the consolidated effective tax rate.

23. Quarterly Financial Information (Unaudited)

	2009			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 28,508	57,107	69,182	80,548
Less provision for loan losses	7,500	8,000	7,500	6,000
Net interest income after provision for loan losses	21,008	49,107	61,682	74,548
Other income	93,347	87,044	85,357	105,606
Gain (loss) on sale of loans	(206)	(196)	8,788	26,762
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	19,478	(24,478)	7,740	5,744
Operating expenses	(92,571)	(97,356)	(92,662)	(90,316)
Impairment expense	—	—	—	(32,728)
Income tax (expense) benefit	(15,601)	(5,918)	(24,501)	(30,553)
Income (loss) from continuing operations	25,455	8,203	46,404	59,063
Income (loss) from discontinued operations, net of tax	—	—	—	—
Net income (loss)	$ 25,455	8,203	46,404	59,063
Earnings per common share:				
Basic:				
Continuing operations	$ 0.52	0.16	0.93	1.18
Discontinued operations	—	—	—	—
Net earnings	$ 0.52	0.16	0.93	1.18
Diluted:				
Continuing operations	$ 0.52	0.16	0.93	1.18
Discontinued operations	—	—	—	—
Net earnings	$ 0.52	0.16	0.93	1.18

(Dollars in thousands, except per share amounts, unless otherwise noted)

	2008			
	First quarter	Second quarter	Third quarter	Fourth quarter
Net interest income	$ 16,525	73,338	59,570	38,459
Less provision for loan losses	5,000	6,000	7,000	7,000
Net interest income after provision for loan losses	11,525	67,338	52,570	31,459
Other income	80,188	72,263	81,979	72,962
Gain (loss) on sale of loans	(47,474)	48	—	(3,988)
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	(16,598)	20,192	6,874	56,016
Operating expenses	(110,003)	(97,922)	(103,669)	(110,186)
Impairment expense	(18,834)	—	—	—
Income tax (expense) benefit	31,371	(19,195)	(13,969)	(16,103)
Income (loss) from continuing operations	(69,825)	42,724	23,785	30,160
Income (loss) from discontinued operations, net of tax	—	981	—	837
Net income (loss)	$ (69,825)	43,705	23,785	30,997
Earnings per common share:				
Basic:	$ (1.41)	0.86	0.48	0.61
Continuing operations	—	0.02	—	0.02
Discontinued operations	$ (1.41)	0.88	0.48	0.63
Net earnings				
Diluted:				
Continuing operations	$ (1.41)	0.86	0.48	0.61
Discontinued operations	—	0.02	—	0.02
Net earnings	$ (1.41)	0.88	0.48	0.63

24. Condensed Parent Company Financial Statements

The following represents the condensed balance sheets as of December 31, 2009 and 2008 and condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 2009 for Nelnet, Inc.

The Company is limited in the amount of funds that can be transferred to it by its subsidiaries through intercompany loans, advances, or cash dividends. These limitations relate to the restrictions by trust indentures under the education lending subsidiaries debt financing arrangements. The amounts of cash and investments restricted in the respective reserve accounts of the education lending subsidiaries are shown on the consolidated balance sheets as restricted cash and investments.

(Dollars in thousands, except per share amounts, unless otherwise noted)

Balance Sheets
(Parent Company Only)
December 31, 2009 and 2008

	2009	2008
Assets:		
Cash and cash equivalents	$ 120,332	130,394
Restricted cash	—	17,607
Restricted cash - due to customers	64,952	132,336
Investment in subsidiaries	1,254,758	657,020
Intangible assets, net	—	28,168
Accounts receivable	34	13,447
Other assets	381,975	980,070
Total assets	$ 1,822,051	1,959,042
Liabilities:		
Notes payable	$ 937,586	1,166,500
Accrued interest payable	4,329	5,232
Other liabilities	30,621	11,748
Due to customers	64,952	132,336
Total liabilities	1,037,488	1,315,816
Shareholders' equity:		
Common stock	499	493
Additional paid-in capital	109,359	103,762
Retained earnings	676,154	540,521
Employee notes receivable	(1,449)	(1,550)
Total shareholders' equity	784,563	643,226
Total liabilities and shareholders' equity	$ 1,822,051	1,959,042

Statements of Income
(Parent Company Only)
Years ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Operating revenues	$ 57,029	133,942	220,985
Operating expenses	4,428	104,803	143,329
Net operating income	52,601	29,139	77,656
Net interest income (expense)	4,680	(8,030)	(31,429)
Derivative market value, foreign currency, and put option adjustments and derivative settlements, net	34,901	14,406	35,581
Equity in earnings (loss) of subsidiaries	101,373	5,445	(14,243)
Income tax expense	54,430	14,116	32,136
Net income from continuing operations	139,125	26,844	35,429
Income (loss) on discontinued operations, net of tax	—	1,818	(2,575)
Net income	$ 139,125	28,662	32,854

(Dollars in thousands, except per share amounts, unless otherwise noted)

Statements of Cash Flows
(Parent Company Only)
Years ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Net income	$ 139,125	28,662	32,854
Income (loss) from discontinued operations	—	1,818	(2,575)
Income from continuing operations	139,125	26,844	35,429
Adjustments to reconcile income from continuing operations to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,264	5,477	7,606
Derivative market value adjustment	(4,207)	13,868	(13,818)
Proceeds from termination of derivative instruments	3,870	20,368	50,843
Payments to terminate derivative instruments	(15,069)	(16,367)	(8,100)
Impairment expense	—	2,448	8,643
Equity in (earnings) loss of subsidiaries	(101,373)	(5,445)	14,243
Gain on sale of equity method investment	—	—	(3,942)
Gain on purchase of debt	(26,137)	—	—
Non-cash compensation expense	2,644	7,320	6,686
Other non-cash items	—	4,133	(320)
Decrease in accounts receivable	13,413	9,006	3,613
Decrease (increase) in other assets	116,886	(542,104)	69,271
(Decrease) increase in accrued interest payable	(903)	79	(1,893)
(Decrease) increase in other liabilities	20,645	(8,992)	(5,099)
Net cash provided by (used in) operating activities	150,158	(483,365)	163,162
Cash flows from investing activities, net of business acquisitions:			
Decrease (increase) in restricted cash	17,607	(17,607)	—
Purchases of property and equipment, net	—	2,510	(9)
Distribution from equity method investment	—	—	747
Capital contributions to/from subsidiary, net	28,168	12,515	309,413
Business acquisitions - contingent consideration and purchase price adjustments, net	—	(18,000)	(4,950)
Proceeds from sale of equity method investment	—	—	10,000
Net cash provided by (used in) investing activities	45,775	(20,582)	315,201
Cash flows from financing activities:			
Payments on notes payable	(204,532)	(14,550)	(597,297)
Proceeds from issuance of notes payable	1,909	611,500	230,383
Payments of debt issuance costs	—	23	(114)
Dividends paid	(3,492)	(3,458)	(13,817)
Payment on settlement of put option	—	(9,600)	(15,875)
Proceeds from issuance of common stock	449	710	1,467
Repurchases of common stock	(430)	(1,536)	(76,648)
Payments received on employee stock notes receivable	101	575	432
Net cash provided by (used in) financing activities	(205,995)	583,664	(471,469)
Net (decrease) increase in cash and cash equivalents	(10,062)	79,717	6,894
Cash and cash equivalents, beginning of year	130,394	50,677	43,783
Cash and cash equivalents, end of year	$ 120,332	130,394	50,677

APPENDIX A

Description of
The Federal Family Education Loan Program

The Federal Family Education Loan Program

The Higher Education Act provides for a program of federal insurance for student loans as well as reinsurance of student loans guaranteed or insured by state agencies or private non-profit corporations.

The Higher Education Act currently authorizes certain student loans to be covered under the Federal Family Education Loan Program ("FFELP"). The Higher Education Opportunity Act of 2008 extended the authorization for the Federal Family Education Loan Program through September 30, 2014. Congress has extended similar authorization dates in prior versions of the Higher Education Act. However, the current authorization dates may not again be extended and the other provisions of the Higher Education Act may not be continued in their present form.

Generally, a student is eligible for loans made under the Federal Family Education Loan Program only if he or she:

- has been accepted for enrollment or is enrolled in good standing at an eligible institution of higher education;
- is carrying or planning to carry at least one-half the normal full-time workload, as determined by the institution, for the course of study the student is pursuing;
- is not in default on any federal education loans;
- has not committed a crime involving fraud in obtaining funds under the Higher Education Act which funds have not been fully repaid; and
- meets other applicable eligibility requirements.

Eligible institutions include higher educational institutions and vocational schools that comply with specific federal regulations. Each loan is to be evidenced by an unsecured note.

The Higher Education Act also establishes maximum interest rates for each of the various types of loans. These rates vary not only among loan types, but also within loan types depending upon when the loan was made or when the borrower first obtained a loan under the Federal Family Education Loan Program. The Higher Education Act allows lesser rates of interest to be charged.

Types of loans

Four types of loans are currently available under the Federal Family Education Loan Program:

- Subsidized Stafford Loans
- Unsubsidized Stafford Loans
- PLUS Loans
- Consolidation Loans

These loan types vary as to eligibility requirements, interest rates, repayment periods, loan limits, and eligibility for interest subsidies and special allowance payments. Some of these loan types have had other names in the past. References to these various loan types include, where appropriate, their predecessors.

The primary loan under the Federal Family Education Loan Program is the Subsidized Stafford Loan. Students who are not eligible for Subsidized Stafford Loans based on their economic circumstances may be able to obtain Unsubsidized Stafford Loans. Graduate or professional students and parents of dependent undergraduate students may be able to obtain PLUS Loans. Consolidation Loans are available to borrowers with existing loans made under the Federal Family Education Loan Program and other federal programs to consolidate repayment of the borrower's existing loans. Prior to July 1, 1994, the Federal Family Education Loan Program also offered Supplemental Loans for Students ("SLS Loans") to graduate and professional students and independent undergraduate students and, under certain circumstances, dependent undergraduate students, to supplement their Stafford Loans.

Subsidized Stafford Loans

General. Subsidized Stafford Loans are eligible for insurance and reinsurance under the Higher Education Act if the eligible student to whom the loan is made has been accepted or is enrolled in good standing at an eligible institution of higher education or vocational school and is carrying at least one-half the normal full-time workload at that institution. Subsidized Stafford Loans have limits as to the maximum amount which may be borrowed for an academic year and in the aggregate for both undergraduate and graduate or professional study. Both annual and aggregate limitations exclude loans made under the PLUS Loan Program. The Secretary of Education has discretion to raise these limits to accommodate students undertaking specialized training requiring exceptionally high costs of education.

Subsidized Stafford Loans are made only to student borrowers who meet the needs tests provided in the Higher Education Act. Provisions addressing the implementation of needs analysis and the relationship between unmet need for financing and the availability of Subsidized Stafford Loan Program funding have been the subject of frequent and extensive amendment in recent years. Further amendment to such provisions may materially affect the availability of Subsidized Stafford Loan funding to borrowers or the availability of Subsidized Stafford Loans for secondary market acquisition.

Interest rates for Subsidized Stafford Loans. For Stafford Loans first disbursed to a "new" borrower (a "new" borrower is defined for purposes of this section as one who has no outstanding balance on a Federal Family Education Loan Program loan on the date the new promissory note is signed) for a period of enrollment beginning before January 1, 1981, the applicable interest rate is fixed at 7%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after January 1, 1981, but before September 13, 1983, the applicable interest rate is fixed at 9%.

For Stafford Loans first disbursed to a "new" borrower, for a period of enrollment beginning on or after September 13, 1983, but before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, where the new loan is intended for a period of enrollment beginning before July 1, 1988, the applicable interest rate is fixed at 8%.

For Stafford Loans first disbursed before October 1, 1992, to a "new" borrower or to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not a Stafford Loan, where the new loan is intended for a period of enrollment beginning on or after July 1, 1988, the applicable interest rate is as follows:

- Original fixed interest rate of 8% for the first 48 months of repayment. Beginning on the first day of the 49th month of repayment, the interest rate increased to a fixed rate of 10% thereafter. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for loans in this category is 10%.

For Stafford Loans first disbursed on or after July 23, 1992, but before July 1, 1994, to a borrower with an outstanding Stafford Loan made with a 7%, 8%, 9%, or 8%/10% fixed interest rate, the original, applicable interest rate is the same as the rate provided on the borrower's previous Stafford Loan (i.e., a fixed rate of 7%, 8%, 9%, or 8%/10%). Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is equal to the loan's previous fixed rate (i.e., 7%, 8%, 9%, or 10%).

For Stafford Loans first disbursed on or after October 1, 1992, but before December 20, 1993, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the original, applicable interest rate is fixed at 8%. Loans in this category were subject to excess interest rebates and have been converted to a variable interest rate based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8%.

For Stafford Loans first disbursed on or after October 1, 1992, but before July 1, 1994, to a "new" borrower, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after December 20, 1993, but before July 1, 1994, to a borrower with an outstanding balance on a PLUS, SLS, or Consolidation Loan, but not on a Stafford Loan, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 9%.

For Stafford Loans first disbursed on or after July 1, 1994, but before July 1, 1995, where the loan is intended for a period of enrollment that includes or begins on or after July 1, 1994, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate for a loan in this category is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1995, but before July 1, 1998, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.5%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is as follows:

- When the borrower is in school, in grace, or in an authorized period of deferment, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 1.7%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

- When the borrower is in repayment or in a period of forbearance, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1, plus 2.3%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 8.25%.

For Stafford Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 6.80%. However, for Stafford Loans for undergraduates, the applicable interest rate is reduced in phases for which the first disbursement is made on or after:

- July 1, 2008 and before July 1, 2009, the applicable interest rate is fixed at 6.00%,

- July 1, 2009 and before July 1, 2010, the applicable interest rate will be fixed at 5.60%,

- July 1, 2010 and before July 1, 2011, the applicable interest rate will be fixed at 4.50%,

- July 1, 2011 and before July 1, 2012, the applicable interest rate will be fixed at 3.40%.

Interest rates for Stafford Loans made to undergraduate borrowers first disbursed on or after July 1, 2012, will revert to 6.80%.

Unsubsidized Stafford Loans

General. The Unsubsidized Stafford Loan program was created by Congress in 1992 for students who do not qualify for Subsidized Stafford Loans due to parental and/or student income and assets in excess of permitted amounts. These students are entitled to borrow the difference between the Stafford Loan maximum for their status (dependent or independent) and their Subsidized Stafford Loan eligibility through the Unsubsidized Stafford Loan Program. The general requirements for Unsubsidized Stafford Loans, including special allowance payments, are essentially the same as those for Subsidized Stafford Loans. However, the terms of the Unsubsidized Stafford Loans differ materially from Subsidized Stafford Loans in that the federal government will not make interest subsidy payments and the loan limitations are determined without respect to the expected family contribution. The borrower will be required to either pay interest from the time the loan is disbursed or the accruing interest will be capitalized when repayment begins and during periods of deferment and forbearance. Unsubsidized Stafford Loans were not available before October 1, 1992. A student meeting the general eligibility requirements for a loan under the Federal Family Education Loan Program is eligible for an Unsubsidized Stafford Loan without regard to need.

Interest rates for Unsubsidized Stafford Loans. Unsubsidized Stafford Loans are subject to the same interest rate provisions as Subsidized Stafford Loans, with the exception of Unsubsidized Stafford Loans first disbursed on or after July 1, 2008, which retain a fixed interest rate of 6.80%.

PLUS Loans

General. PLUS Loans are made to parents, and under certain circumstances spouses of remarried parents, of dependent undergraduate students. Effective July 1, 2006, graduate and professional students are eligible borrowers under the PLUS Loan program. For PLUS Loans made on or after July 1, 1993, the borrower must not have an adverse credit history as determined by criteria established by the Secretary of Education. The basic provisions applicable to PLUS Loans are similar to those of Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, PLUS Loans differ significantly, particularly from the Subsidized Stafford Loans, in that federal interest subsidy payments are not available under the PLUS Loan Program and special allowance payments are more restricted.

Interest rates for PLUS Loans. For PLUS Loans first disbursed on or after January 1, 1981, but before October 1, 1981, the applicable interest rate is fixed at 9%.

For PLUS Loans first disbursed on or after October 1, 1981, but before November 1, 1982, the applicable interest rate is fixed at 14%.

For PLUS Loans first disbursed on or after November 1, 1982, but before July 1, 1987, the applicable interest rate is fixed at 12%.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1987, but before October 1, 1992, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury bill yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.25%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 12%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.25%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 12%. PLUS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are subject to the variable interest rate calculation described in this paragraph.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 10%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 10%.

Beginning July 1, 2001, for PLUS Loans first disbursed on or after July 1, 1994, but before July 1, 1998, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%. Prior to July 1, 2001, PLUS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 9%.

For PLUS Loans first disbursed on or after July 1, 1998, but before July 1, 2006, the applicable interest rate is variable and is based on the bond equivalent rate of the 91-day Treasury bill auctioned at the final auction before the preceding June 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 9%.

For PLUS Loans first disbursed on or after July 1, 2006, the applicable interest rate is fixed at 8.5%.

SLS Loans

General. SLS Loans were limited to graduate or professional students, independent undergraduate students, and dependent undergraduate students, if the students' parents were unable to obtain a PLUS Loan. Except for dependent undergraduate students, eligibility for SLS Loans was determined without regard to need. SLS Loans were similar to Stafford Loans with respect to the involvement of guarantee agencies and the Secretary of Education in providing federal insurance and reinsurance on the loans. However, SLS Loans differed significantly, particularly from Subsidized Stafford Loans, because federal interest subsidy payments were not available under the SLS Loan Program and special allowance payments were more restricted. The SLS Loan Program was discontinued on July 1, 1994.

Interest rates for SLS Loans. The applicable interest rates on SLS Loans made before October 1, 1992, and on SLS Loans originally made at a fixed interest rate, which have been refinanced for purposes of securing a variable interest rate, are identical to the applicable interest rates described for PLUS Loans made before October 1, 1992.

For SLS Loans first disbursed on or after October 1, 1992, but before July 1, 1994, the applicable interest rate is as follows:

- Beginning July 1, 2001, the applicable interest rate is variable and is based on the weekly average one-year constant maturity Treasury yield for the last calendar week ending on or before June 26 preceding July 1 of each year, plus 3.1%. The variable interest rate is adjusted annually on July 1. The maximum interest rate is 11%. Prior to July 1, 2001, SLS Loans in this category had interest rates which were based on the 52-week Treasury bill auctioned at the final auction held prior to the preceding June 1, plus 3.1%. The annual (July 1) variable interest rate adjustment was applicable prior to July 1, 2001, as was the maximum interest rate of 11%.

Consolidation Loans

General. The Higher Education Act authorizes a program under which certain borrowers may consolidate their various federally insured education loans into a single loan insured and reinsured on a basis similar to Stafford Loans. Consolidation Loans may be obtained in an amount sufficient to pay outstanding principal, unpaid interest, late charges, and collection costs on federally insured or reinsured student loans incurred under the Federal Family Education Loan and Direct Loan Programs, including PLUS Loans made to the consolidating borrower, as well as loans made under the Perkins Loan (formally National Direct Student Loan Program), FISL, Nursing Student Loan (NSL), Health Education Assistance Loan (HEAL), and Health Professions Student Loan (HPSL) Programs. To be eligible for a FFELP Consolidation Loan, a borrower must:

- have outstanding indebtedness on student loans made under the Federal Family Education Loan Program and/or certain other federal student loan programs; and

- be in repayment status or in a grace period on loans that are to be consolidated.

Borrowers who are in default on loans that are to be consolidated must first make satisfactory arrangements to repay the loans to the respective holder(s) or must agree to repay the consolidating lender under an income-sensitive repayment arrangement in order to include the defaulted loans in the Consolidation Loan. For applications received on or after January 1, 1993, borrowers may add additional loans to a Consolidation Loan during the 180-day period following the origination of the Consolidation Loan.

A married couple who agreed to be jointly liable on a Consolidation Loan for which the application was received on or after January 1, 1993, but before July 1, 2006, is treated as an individual for purposes of obtaining a Consolidation Loan.

Interest rates for Consolidation Loans. For Consolidation Loans disbursed before July 1, 1994, the applicable interest rate is fixed at the greater of:

- 9%, or

- The weighted average of the interest rates on the loans being consolidated, rounded to the nearest whole percent.

For Consolidation Loans disbursed on or after July 1, 1994, based on applications received by the lender before November 13, 1997, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the loans being consolidated, rounded up to the nearest whole percent.

For Consolidation Loans on which the application is received by the lender between November 13, 1997, and September 30, 1998, inclusive, the applicable interest rate is variable according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the variable interest rate is based on the bond equivalent rate of the 91-day Treasury bills auctioned at the final auction before the preceding June 1, plus 3.1%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the variable interest rate is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of a Consolidation Loan that is represented by HEAL Loans.

For Consolidation Loans on which the application is received by the lender on or after October 1, 1998, the applicable interest rate is determined according to the following:

- For the portion of the Consolidation Loan which is comprised of FFELP, Direct, FISL, Perkins, HPSL, or NSL loans, the applicable interest rate is fixed and is based on the weighted average of the interest rates on the non-HEAL loans being consolidated, rounded up to the nearest one-eighth of one percent. The maximum interest rate for this portion of the Consolidation Loan is 8.25%.

- For the portion of the Consolidation Loan which is attributable to HEAL Loans (if applicable), the applicable interest rate is variable and is based on the average of the bond equivalent rates of the 91-day Treasury bills auctioned for the quarter ending June 30, plus 3.0%. The variable interest rate for this portion of the Consolidation Loan is adjusted annually on July 1. There is no maximum interest rate for the portion of the Consolidation Loan that is represented by HEAL Loans.

For a discussion of required payments that reduce the return on Consolidation Loans, see "Fees – Rebate fee on Consolidation Loans" in this Appendix.

Interest rate during active duty

The Higher Education Opportunity Act of 2008 revised the Servicemembers Civil Relief Act to include FFEL Program loans. Interest charges on FFEL Program loans are capped at 6% during a period of time on or after August 14, 2008, in which a borrower has served or is serving on active duty in the Armed Forces, National Oceanic and Atmospheric Administration, Public Health Services, or National Guard. The interest charge cap includes the interest rate in addition to any fees, service charges, and other charges related to the loan. The cap is applicable to loans made prior to the date the borrower was called to active duty.

Maximum loan amounts

Each type of loan is subject to certain limits on the maximum principal amount, with respect to a given academic year and in the aggregate. Consolidation Loans are currently limited only by the amount of eligible loans to be consolidated. PLUS Loans are limited to the difference between the cost of attendance and the other aid available to the student. Stafford Loans, subsidized and unsubsidized, are subject to both annual and aggregate limits according to the provisions of the Higher Education Act.

Loan limits for Subsidized Stafford and Unsubsidized Stafford Loans. Dependent and independent undergraduate students are subject to the same annual loan limits on Subsidized Stafford Loans; independent students are allowed greater annual loan limits on Unsubsidized Stafford Loans. A student who has not successfully completed the first year of a program of undergraduate education may borrow up to $3,500 in Subsidized Stafford Loans in an academic year. A student who has successfully completed the first year, but who has not successfully completed the second year, may borrow up to $4,500 in Subsidized Stafford Loans per academic year. An undergraduate student who has successfully completed the first and second years, but who has not successfully completed the remainder of a program of undergraduate education, may borrow up to $5,500 in Subsidized Stafford Loans per academic year.

Dependent students may borrow an additional $2,000 in Unsubsidized Stafford Loans for each year of undergraduate study. Independent students may borrow an additional $6,000 of Unsubsidized Stafford Loans for each of the first two years and an additional $7,000 for the third, fourth, and fifth year of undergraduate study. For students enrolled in programs of less than an academic year in length, the limits are generally reduced in proportion to the amount by which the programs are less than one year in length. A graduate or professional student may borrow up to $20,500 in an academic year where no more than $8,500 is representative of Subsidized Stafford Loan amounts.

The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including that portion of a Consolidation Loan used to repay such loans, which a dependent undergraduate student may have outstanding is $31,000 (of which only $23,000 may be Subsidized Stafford Loans). An independent undergraduate student may have an aggregate maximum of $57,500 (of which only $23,000 may be Subsidized Stafford Loans). The maximum aggregate amount of Subsidized Stafford and Unsubsidized Stafford Loans, including the portion of a Consolidation Loan used to repay such loans, for a graduate or professional student, including loans for undergraduate education, is $138,000, of which only $65,000 may be Subsidized Stafford Loans. In some instances, schools may certify loan amounts in excess of the limits, such as for certain health profession students.

Loan limits for PLUS Loans. For PLUS Loans made on or after July 1, 1993, the annual amounts of PLUS Loans are limited only by the student's unmet need. There is no aggregate limit for PLUS Loans.

Disbursement requirements

The Higher Education Act requires that Stafford Loans and PLUS Loans be disbursed by eligible lenders in at least two separate installments. The proceeds of a loan made to any first-year undergraduate student borrowing for the first time under the program must be delivered to the student no earlier than 30 days after the enrollment period begins, with a few exceptions.

Effective February 8, 2006, the date of enactment of the Higher Education Reconciliation Act of 2005, schools with a cohort default rate of less than 10% for the three most recent fiscal years for which data is available (with the exception of foreign schools, beginning July 1, 2006) are permitted to request disbursement in single installments and are excused from the 30-day delayed delivery requirement applicable to first-time, first-year borrowers. As a result of the Higher Education Opportunity Act of 2008, these same privileges will be available effective October 1, 2011, for schools with a cohort default rate of less than 15% for the three most recent fiscal years for which data is available.

Repayment

Repayment periods. Loans made under the Federal Family Education Loan Program, other than Consolidation Loans and loans being repaid under an income-based or extended repayment schedule, must provide for repayment of principal in periodic installments over a period of not less than five nor more than ten years. A borrower may request, with concurrence of the lender, to repay the loan in less than five years with the right to subsequently extend the minimum repayment period to five years. Since the 1998 Amendments, lenders have been required to offer extended repayment schedules to new borrowers who accumulate outstanding Federal Family Education Loan Program Loans of more than $30,000, in which case the repayment period may extend up to 25 years, subject to certain minimum repayment amounts. Consolidation Loans must be repaid within maximum repayment periods which vary depending upon the principal amount of the borrower's outstanding student loans, but may not exceed 30 years. For Consolidation Loans for which the application was received prior to January 1, 1993, the repayment period cannot exceed 25 years. Periods of authorized deferment and forbearance are excluded from the maximum repayment period. In addition, if the repayment schedule on a loan with a variable interest rate does not provide for adjustments to the amount of the monthly installment payment, the maximum repayment period may be extended for up to three years.

Repayment of principal on a Stafford Loan does not begin until a student drops below at least a half-time course of study. For Stafford Loans for which the applicable rate of interest is fixed at 7%, the repayment period begins between nine and twelve months after the borrower ceases to pursue at least a half-time course of study, as indicated in the promissory note. For other Stafford Loans, the repayment period begins six months after the borrower ceases to pursue at least a half-time course of study. These periods during which payments of principal are not due are the "grace periods."

In the case of SLS, PLUS, and Consolidation Loans, the repayment period begins on the date of final disbursement of the loan, except that the borrower of a SLS Loan who also has a Stafford Loan may postpone repayment of the SLS Loan to coincide with the commencement of repayment of the Stafford Loan.

During periods in which repayment of principal is required, unless the borrower is repaying under an income-based repayment schedule, payments of principal and interest must in general be made at a rate of at least $600 per year, except that a borrower and lender may agree to a lesser rate at any time before or during the repayment period. However, at a minimum, the payments must satisfy the interest that accrues during the year. Borrowers may make accelerated payments at any time without penalty.

Income-sensitive repayment schedule. Since 1993, lenders have been required to offer income-sensitive repayment schedules, in addition to standard and graduated repayment schedules, for Stafford, SLS, and Consolidation Loans. Beginning in 2000, lenders have been required to offer income-sensitive repayment schedules to PLUS borrowers as well. Use of income-sensitive repayment schedules may extend the maximum repayment period for up to five years if the payment amount established from the borrower's income will not repay the loan within the maximum applicable repayment period.

Income-based repayment schedule. Effective July 1, 2009, a borrower in the Federal Family Education Loan Program or Federal Direct Loan Program, other than a PLUS Loan made to a parent borrower or any Consolidation Loan that repaid one or more parent PLUS loans, may qualify for an income-based repayment schedule regardless of the disbursement dates of the loans if he or she has a partial financial hardship. A borrower has a financial hardship if the annual loan payment amount based on a 10-year repayment schedule exceeds 15% of the borrower's adjusted gross income, minus 150% of the poverty line for the borrower's actual family size. Interest will be paid by the Secretary of Education for subsidized loans for the first three years for any borrower whose scheduled monthly payment is not sufficient to cover the accrued interest. Interest will capitalize at the end of the partial financial hardship period, or when the borrower begins making payments under a standard repayment schedule. The Secretary of Education will cancel any outstanding balance after 25 years if a borrower who has made payments under this schedule meets certain criteria.

Deferment periods. No principal payments need be made during certain periods of deferment prescribed by the Higher Education Act. For a borrower who first obtained a Stafford or SLS loan which was disbursed before July 1, 1993, deferments are available:

- during a period not exceeding three years while the borrower is a member of the Armed Forces, an officer in the Commissioned Corps of the Public Health Service or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, an active duty member of the National Oceanic and Atmospheric Administration Corps;

- during a period not exceeding three years while the borrower is a volunteer under the Peace Corps Act;

- during a period not exceeding three years while the borrower is a full-time paid volunteer under the Domestic Volunteer Act of 1973;

- during a period not exceeding three years while the borrower is a full-time volunteer in service which the Secretary of Education has determined is comparable to service in the Peace Corp or under the Domestic Volunteer Act of 1970 with an organization which is exempt from taxation under Section 501(c)(3) of the Internal Revenue Code;

- during a period not exceeding two years while the borrower is serving an internship necessary to receive professional recognition required to begin professional practice or service, or a qualified internship or residency program;

- during a period not exceeding three years while the borrower is temporarily totally disabled, as established by sworn affidavit of a qualified physician, or while the borrower is unable to secure employment because of caring for a dependent who is so disabled;

- during a period not exceeding two years while the borrower is seeking and unable to find full-time employment;

- during any period that the borrower is pursuing a full-time course of study at an eligible institution (or, with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, is pursuing at least a half-time course of study);

- during any period that the borrower is pursuing a course of study in a graduate fellowship program;

- during any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- during a period not exceeding six months while the borrower is on parental leave; and

- only with respect to a borrower who first obtained a student loan disbursed on or after July 1, 1987, or a student loan for a period of enrollment beginning on or after July 1, 1987, during a period not exceeding three years while the borrower is a full-time teacher in a public or nonprofit private elementary or secondary school in a "teacher shortage area" (as prescribed by the Secretary of Education), and during a period not exceeding one year for mothers, with preschool age children, who are entering or re-entering the work force and who are paid at a rate of no more than $1 per hour more than the federal minimum wage.

For a borrower who first obtains a loan on or after July 1, 1993, deferments are available:

- during any period that the borrower is pursuing at least a half-time course of study at an eligible institution;

- during any period that the borrower is pursuing a course of study in a graduate fellowship program;

- during any period the borrower is receiving rehabilitation training services for qualified individuals, as defined by the Secretary of Education;

- during a period not exceeding three years while the borrower is seeking and unable to find full-time employment; and

- during a period not exceeding three years for any reason which has caused or will cause the borrower economic hardship. Economic hardship includes working full time and earning an amount that does not exceed the greater of the federal minimum wage or 150% of the poverty line applicable to a borrower's family size and state of residence. Additional categories of economic hardship are based on the receipt of payments from a state or federal public assistance program, service in the Peace Corps, or until July 1, 2009, the relationship between a borrower's educational debt burden and his or her income.

A borrower serving on active duty during a war or other military operation or national emergency, or performing qualifying National Guard duty during a war or other military operation or national emergency may obtain a military deferment. Eligible borrowers may receive the deferment for all outstanding Title IV loans in repayment effective October 1, 2007, for all periods of active duty service that include that date or begin on or after that date. The deferment period includes the borrower's service period and 180 days following the demobilization date.

A borrower serving on or after October 1, 2007, may receive up to 13 months of active duty student deferment after the completion of military service if he or she meets the following conditions:

- is a National Guard member, Armed Forces reserves member, or retired member of the Armed Forces;
- is called or ordered to active duty; and
- is enrolled at the time of, or was enrolled within six months prior to, the activation in a program at an eligible institution.

The active duty student deferment ends the earlier of when the borrower returns to an enrolled status, or at the end of 13 months.

PLUS Loans first disbursed on or after July 1, 2008, are eligible for the following deferment options:

- A parent PLUS borrower, upon request, may defer the repayment of the loan during any period during which the student for whom the loan was borrowed is enrolled at least half time. Also upon request, the borrower can defer the loan for the six-month period immediately following the date on which the student for whom the loan was borrowed ceases to be enrolled at least half time, or if the parent borrower is also a student, the date after he or she ceases to be enrolled at least half time.
- A graduate or professional student PLUS borrower may defer the loan for the six-month period immediately following the date on which he or she ceases to be enrolled at least half time. This option does not require a request and may be granted each time the borrower ceases to be enrolled at least half time.

Prior to the 1992 Amendments, only certain of the deferments described above were available to PLUS and Consolidation Loan borrowers. Prior to the 1986 Amendments, PLUS Loan borrowers were not entitled to certain deferments.

Forbearance periods. The Higher Education Act also provides for periods of forbearance during which the lender, in case of a borrower's temporary financial hardship, may postpone any payments. A borrower is entitled to forbearance for a period not exceeding three years while the borrower's debt burden under Title IV of the Higher Education Act (which includes the Federal Family Education Loan Program) equals or exceeds 20% of the borrower's gross income. A borrower is also entitled to forbearance while he or she is serving in a qualifying internship or residency program, a "national service position" under the National and Community Service Trust Act of 1993, a qualifying position for loan forgiveness under the Teacher Loan Forgiveness Program, or a position that qualifies him or her for loan repayment under the Student Loan Repayment Program administered by the Department of Defense. In addition, mandatory administrative forbearances are provided in exceptional circumstances such as a local or national emergency, a military mobilization, or when the geographical area in which the borrower or endorser resides has been designated a disaster area by the President of the United States or Mexico, the Prime Minister of Canada, or by the governor of a state.

Interest payments during grace, deferment, and forbearance periods. The Secretary of Education makes interest payments on behalf of the borrower for certain eligible loans while the borrower is in school and during grace and deferment periods. Interest that accrues during forbearance periods and, if the loan is not eligible for interest subsidy payments, during in-school, grace, and deferment periods, may be paid monthly or quarterly by the borrower. Any unpaid accrued interest may be capitalized by the lender.

Fees

Guarantee fee and Federal default fee. For loans for which the date of guarantee of principal is on or after July 1, 2006, a guarantee agency is required to collect and deposit into the Federal Student Loan Reserve Fund a Federal default fee in an amount equal to 1% of the principal amount of the loan. The fee is to be collected either by deduction from the proceeds of the loan or by payment from other non-Federal sources. Federal default fees may not be charged to borrowers of Consolidation Loans.

Origination fee. Beginning with loans first disbursed on or after July 1, 2006, the maximum origination fee which may be charged to a Stafford Loan borrower decreases according to the following schedule:

- 1.5% with respect to loans for which the first disbursement is made on or after July 1, 2007, and before July 1, 2008;
- 1.0% with respect to loans for which the first disbursement is made on or after July 1, 2008, and before July 1, 2009;
- 0.5% with respect to loans for which the first disbursement is made on or after July 1, 2009, and before July 1, 2010; and
- 0.0% with respect to loans for which the first disbursement is made on or after July 1, 2010.

A lender may charge a lesser origination fee to Stafford Loan borrowers as long as the lender does so consistently with respect to all borrowers who reside in or attend school in a particular state. Regardless of whether the lender passes all or a portion of the origination fee on to the borrower, the lender must pay the origination fee owed on each loan it makes to the Secretary of Education.

An eligible lender is required to charge the borrower of a PLUS Loan an origination fee equal to 3% of the principal amount of the loan. This fee must be deducted proportionately from each disbursement of the PLUS Loan and must be remitted to the Secretary of Education.

Lender fee. The lender of any loan made under the Federal Family Education Loan Program is required to pay a fee to the Secretary of Education. For loans made on or after October 1, 2007, the fee is equal to 1.0% of the principal amount of such loan. This fee cannot be charged to the borrower.

Rebate fee on Consolidation Loans. The holder of any Consolidation Loan made on or after October 1, 1993, is required to pay to the Secretary of Education a monthly rebate fee. For loans made on or after October 1, 1993, from applications received prior to October 1, 1998, and after January 31, 1999, the fee is equal to 0.0875% (1.05% per annum) of the principal and accrued interest on the Consolidation Loan. For loans made from applications received during the period beginning on or after October 1, 1998, through January 31, 1999, the fee is 0.0517% (0.62% per annum).

Interest subsidy payments

Interest subsidy payments are interest payments paid on the outstanding principal balance of an eligible loan before the time that the loan enters repayment and during deferment periods. The Secretary of Education and the guarantee agencies enter into interest subsidy agreements whereby the Secretary of Education agrees to pay interest subsidy payments on a quarterly basis to the holders of eligible guaranteed loans for the benefit of students meeting certain requirements, subject to the holders' compliance with all requirements of the Higher Education Act. Subsidized Stafford Loans are eligible for interest payments. Consolidation Loans for which the application was received on or after January 1, 1993, are eligible for interest subsidy payments. Consolidation Loans made from applications received on or after August 10, 1993, are eligible for interest subsidy payments only if all underlying loans consolidated are Subsidized Stafford Loans. Consolidation Loans for which the application is received by an eligible lender on or after November 13, 1997, are eligible for interest subsidy payments on that portion of the Consolidation Loan that repays subsidized Federal Family Education Loan Program Loans or similar subsidized loans made under the Direct Loan Program. The portion of the Consolidation Loan that repays HEAL Loans is not eligible for interest subsidy, regardless of the date the Consolidation Loan was made.

Special allowance payments

The Higher Education Act provides for special allowance payments (SAP) to be made by the Secretary of Education to eligible lenders. The rates for special allowance payments are based on formulas that differ according to the type of loan, the date the loan was originally made or insured, and the type of funds used to finance the loan (taxable or tax-exempt).

The effective formulas for special allowance payment rates for Subsidized Stafford and Unsubsidized Stafford Loans are summarized in the following chart. The T-Bill Rate mentioned in the chart refers to the average of the bond equivalent yield of the 91-day Treasury bills auctioned during the preceding quarter.

Date of Loans	Annualized SAP Rate
On or after October 1, 1981	T-Bill Rate less Applicable Interest Rate + 3.5%
On or after November 16, 1986	T-Bill Rate less Applicable Interest Rate + 3.25%
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after July 1, 1995	T-Bill Rate less Applicable Interest Rate + 3.1%(1)

Date of Loans	Annualized SAP Rate
On or after July 1, 1998	T-Bill Rate less Applicable Interest Rate + 2.8%[(2)]
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.34%[(3)]
On or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%[(4)]
All other loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%[(5)]

(1) Substitute 2.5% in this formula while such loans are in-school, grace, or deferment status
(2) Substitute 2.2% in this formula while such loans are in-school, grace, or deferment status.
(3) Substitute 1.74% in this formula while such loans are in-school, grace, or deferment status.
(4) Substitute 1.34% in this formula while such loans are in-school, grace, or deferment status.
(5) Substitute 1.19% in this formula while such loans are in-school, grace, or deferment status.

PLUS, SLS, and Consolidation Loans. The formula for special allowance payments on PLUS, SLS, and Consolidation Loans are as follows:

Date of Loans	Annualized SAP Rate
On or after October 1, 1992	T-Bill Rate less Applicable Interest Rate + 3.1%
On or after January 1, 2000	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.64%
PLUS loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.94%
All other PLUS loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 1.79%
Consolidation loans on or after October 1, 2007 and held by a Department of Education certified not-for-profit holder or Eligible Lender Trustee holding on behalf of a Department of Education certified not-for-profit entity	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.24%
All other Consolidation loans on or after October 1, 2007	3 Month Commercial Paper Rate less Applicable Interest Rate + 2.09%

For PLUS and SLS Loans made prior to July 1, 1994, and PLUS loans made on or after July 1, 1998, which bear interest at rates adjusted annually, special allowance payments are made only in quarters during which the interest rate ceiling on such loans operates to reduce the rate that would otherwise apply based upon the applicable formula. See "Interest Rates for PLUS Loans" and "Interest Rates for SLS Loans." Special allowance payments are available on variable rate PLUS Loans and SLS Loans made on or after July 1, 1987, and before July 1, 1994, and on any PLUS Loans made on or after July 1, 1998, and before January 1, 2000, only if the variable rate, which is reset annually, based on the weekly average one-year constant maturity Treasury yield for loans made before July 1, 1998, and based on the 91-day or 52-week Treasury bill, as applicable for loans made on or after July 1, 1998, exceeds the applicable maximum borrower rate. The maximum borrower rate is between 9% and 12% per annum. The portion, if any, of a Consolidation Loan that repaid a HEAL Loan is ineligible for special allowance payments.

Recapture of excess interest. The Higher Education Reconciliation Act of 2005 provides that, with respect to a loan for which the first disbursement of principal is made on or after April 1, 2006, if the applicable interest rate for any three-month period exceeds the special allowance support level applicable to the loan for that period, an adjustment must be made by calculating the excess interest and crediting such amounts to the Secretary of Education not less often than annually. The amount of any adjustment of interest for any quarter will be equal to:

- the applicable interest rate minus the special allowance support level for the loan, multiplied by
- the average daily principal balance of the loan during the quarter, divided by
- four.

Special allowance payments for loans financed by tax-exempt bonds. The effective formulas for special allowance payment rates for Stafford Loans and Unsubsidized Stafford Loans differ depending on whether loans to borrowers were acquired or originated with the proceeds of tax-exempt obligations. The formula for special allowance payments for loans financed with the proceeds of tax-exempt obligations originally issued prior to October 1, 1993 is:

$$\frac{\text{T-Bill Rate less Applicable Interest Rate} + 3.5\%}{2}$$

provided that the special allowance applicable to the loans may not be less than 9.5% less the Applicable Interest Rate. Special rules apply with respect to special allowance payments made on loans

- originated or acquired with funds obtained from the refunding of tax-exempt obligations issued prior to October 1, 1993, or
- originated or acquired with funds obtained from collections on other loans made or purchased with funds obtained from tax-exempt obligations initially issued prior to October 1, 1993.

Amounts derived from recoveries of principal on loans eligible to receive a minimum 9.5% special allowance payment may only be used to originate or acquire additional loans by a unit of a state or local government, or non-profit entity not owned or controlled by or under common ownership of a for-profit entity and held directly or through any subsidiary, affiliate or trustee, which entity has a total unpaid balance of principal equal to or less than $100,000,000 on loans for which special allowances were paid in the most recent quarterly payment prior to September 30, 2005. Such entities may originate or acquire additional loans with amounts derived from recoveries of principal until December 31, 2010. Loans acquired with the proceeds of tax-exempt obligations originally issued after October 1, 1993, receive special allowance payments made on other loans. Beginning October 1, 2006, in order to receive 9.5% special allowance payments, a lender must undergo an audit arranged by the Secretary of Education attesting to proper billing for 9.5% payments on only eligible "first generation" and "second generation" loans. First generation loans include those loans acquired using funds directly from the issuance of the tax-exempt obligation. Second-generation loans include only those loans acquired using funds obtained directly from first-generation loans. Furthermore, the lender must certify compliance of its 9.5% billing on such loans with each request for payment.

Adjustments to special allowance payments. Special allowance payments and interest subsidy payments are reduced by the amount which the lender is authorized or required to charge as an origination fee. In addition, the amount of the lender origination fee is collected by offset to special allowance payments and interest subsidy payments. The Higher Education Act provides that if special allowance payments or interest subsidy payments have not been made within 30 days after the Secretary of Education receives an accurate, timely, and complete request, the special allowance payable to the lender must be increased by an amount equal to the daily interest accruing on the special allowance and interest subsidy payments due the lender.

Proxy


nelnet
EDUCATION PLANNING
& FINANCING



121 SOUTH 13TH STREET
SUITE 201
LINCOLN, NE 68508

p 402.458.2370
f 402.458.2399

www.nelnet.net
NELNET, INC.

April 15, 2010

Dear Shareholder:

On behalf of the Board of Directors, we are pleased to invite you to Nelnet, Inc.'s Annual Shareholders' Meeting on Thursday, May 27, 2010 at the Embassy Suites, 1040 P Street, Lincoln, Nebraska at 8:30 a.m., Central Time. The notice of the meeting and proxy statement on the following pages contain information about the meeting.

Your participation in the Annual Meeting is important. We hope that you will be able to attend the meeting and encourage you to read our annual report and proxy statement. At the meeting, members of the Company's management team will discuss the Company's results of operations and business plans and will be available to answer your questions. Regardless of whether you plan to attend, we urge you to vote your proxy at your earliest convenience.

Thank you for your support of Nelnet, Inc.

Sincerely,

Mike Dunlap

Michael S. Dunlap
Chairman of the Board of Directors and Chief Executive Officer

Nelnet, Inc.
121 South 13th Street, Suite 201, Lincoln, Nebraska 68508

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 27, 2010

April 15, 2010

TIME AND DATE	8:30 a.m., Central Time, on Thursday, May 27, 2010
PLACE	Embassy Suites 1040 P Street Lincoln, Nebraska 68508
ITEMS OF BUSINESS	At the Annual Meeting, shareholders will be asked to vote on the following items: (1) Elect the eight nominees named in the attached proxy statement to the Board of Directors for a term of one year (2) Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2010 (3) Other business if properly introduced
RECORD DATE	You can vote if you were a shareholder as of the close of business on March 31, 2010.
OTHER INFORMATION	Our 2009 annual report on Form 10-K, which is not part of the proxy soliciting materials, is enclosed.
PROXY VOTING	The Board of Directors solicits your proxy and asks you to vote your proxy at your earliest convenience to be sure your vote is received and counted. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. The Board of Directors encourages you to attend the meeting in person. **Whether or not you plan to attend the meeting, we ask you to vote over the Internet as described in those materials as promptly as possible in order to make sure that your shares will be voted in accordance with your wishes at the meeting. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date, and return the proxy/voting instruction card in the envelope provided.** If you attend the meeting, you may vote by proxy or you may revoke your proxy and cast your vote in person. We recommend you vote by proxy even if you plan to attend the meeting.

By Order of the Board of Directors,

William J. Munn
Corporate Secretary
Nelnet, Inc.

NELNET, INC.
2010 PROXY STATEMENT
TABLE OF CONTENTS

Nelnet, Inc.
121 South 13th Street
Suite 201
Lincoln, Nebraska 68508

PROXY STATEMENT

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nelnet, Inc. (the "Company") for the 2010 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, May 27, 2010, at 8:30 a.m., Central Time, at the Embassy Suites, 1040 P Street, Lincoln, Nebraska 68508. The Annual Meeting will be held for the purposes set forth in the notice of such Annual Meeting on the cover page hereof.

Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual Meeting of Shareholders to be held on May 27, 2010

Our notice of annual meeting and proxy statement, 2009 annual report on Form 10-K, letter to shareholders, electronic proxy card, and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to shareholders on or about April 15, 2010. At that time, we also will begin mailing paper copies of our proxy materials to shareholders who requested them. Additional information on how these materials will be distributed is provided below.

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are allowed to mail a notice to our shareholders informing them that our proxy statement, annual report on Form 10-K, electronic proxy card, and related materials are available for viewing, free of charge, on the Internet. Shareholders may then access these materials and vote their shares over the Internet, or request delivery of a full set of proxy materials by mail or email. We have elected to utilize this process for the 2010 Annual Meeting. We intend to begin mailing the required notice, called the Notice of Internet Availability of Proxy Materials, to shareholders on or about April 15, 2010. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice of Internet Availability of Proxy Materials contains important information, including:

- The date, time, and location of the Annual Meeting
- A brief description of the matters to be voted on at the meeting
- A list of the proxy materials available for viewing at www.proxyvote.com and the control number you will need to use to access the site
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials if that is your preference

These rules give us the opportunity to serve shareholders more efficiently by making the proxy materials available online and reducing the environmental impact and costs associated with printing and physical delivery.

You may vote in person at the Annual Meeting or you may vote by proxy. To obtain directions to attend the Annual Meeting and vote in person, please call 402-458-3038. Giving the Board of Directors your proxy means that you authorize representatives of the Board to vote your shares at the Annual Meeting in the manner you specify. We recommend that you vote by proxy even if you plan to attend the Annual Meeting. If your share ownership is registered directly, you may refer to voting instructions contained in this proxy statement and in the Notice of Internet Availability of Proxy Materials. If your share ownership is beneficial (that is, your shares are held in the name of a bank, broker, or other nominee, referred to as being held in "street name"), your broker will issue you a voting instruction form that you use to instruct them how to vote your shares. Your broker must follow your voting instructions. Although most brokers and nominees offer mail, telephone, and Internet voting, availability and specific procedures will depend on their voting arrangements.

Your vote is important. For this reason, the Board of Directors is requesting that you permit your common stock to be voted by proxy at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

VOTING

Who Can Vote

You may vote if you owned Nelnet, Inc. Class A common stock, par value $0.01 per share, or Class B common stock, par value $0.01 per share, as of the close of business on March 31, 2010 (the "record date"). At the close of business on March 31, 2010, 38,598,954 and 11,495,377 shares of the Company's Class A and Class B common stock, respectively, were outstanding and eligible to vote (excluding 11,317,364 shares of the Company's Class A common stock held by a subsidiary of the Company that are not entitled to be voted at the Annual Meeting). The Class A common stock is listed on the New York Stock Exchange under the symbol "NNI." The Class B common stock is not listed on any exchange or market. At the Annual Meeting, each Class A and Class B shareholder will be entitled to one and 10 vote(s), respectively, in person or by proxy, for each share of Class A and Class B common stock, respectively, owned of record at the close of business on March 31, 2010. The stock transfer books of the Company will not be closed. The Secretary of the Company will make a complete record of the shareholders entitled to vote at the Annual Meeting available for inspection by any shareholder from April 19, 2010, through the date of the Annual Meeting at its headquarters in Lincoln, Nebraska at any time during usual business hours. Such records will also be available for inspection at the Annual Meeting.

As a matter of policy, the Company keeps private all proxies, ballots, and voting tabulations that identify individual shareholders. Such documents are available for examination only by certain representatives associated with processing proxy voting instructions and tabulating the vote. No vote of any shareholder is disclosed, except as may be necessary to meet legal requirements.

How You Vote

You may vote your shares prior to the Annual Meeting by following the instructions provided in the Notice of Internet Availability of Proxy Materials, this proxy statement, and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered shareholder*, there are two ways to vote your shares before the meeting:

  By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 26, 2010. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

  By mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form. There is no charge for requesting a copy. To be valid, proxy cards must be received before the start of the Annual Meeting. If you want to receive a paper or e-mail copy of the proxy materials, please choose one of the following methods to make your request:

  - By internet: www.proxyvote.com
  - By telephone: 1-800-579-1639
  - By email*: sendmaterial@proxyvote.com

  * If requesting materials by e-mail, please send a blank e-mail with your 12-Digit Control Number in the subject line.

- If your shares are held in *street name*, your broker, bank, or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or email copy of our proxy materials. If you received these materials in paper form, the materials included a voting instruction card so you can instruct your broker, bank, or other holder of record how to vote your shares.

You may vote your shares at the Annual Meeting. If you are a *registered shareholder*, you can vote at the meeting any shares that were registered in your name as the shareholder of record as of the record date. If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the Annual Meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street name shares at the Annual Meeting, you should request a legal proxy from your broker, bank, or holder of record and bring it with you to the meeting along with proof of identification.

If you plan to vote your shares at the Annual Meeting, please pick up a ballot at the registration table upon your arrival. You may then submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting.* Shares may not be voted after the final vote at the meeting.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy.

What Items Require Your Vote

There are two proposals that will be presented for your consideration at the meeting:

- Electing the eight nominees named in this proxy statement to the Board of Directors for a term of one year
- Ratifying the appointment of KPMG LLP as the Company's independent registered public accounting firm ("independent auditor") for 2010

Each of the proposals has been submitted on behalf of the Company's Board of Directors.

How You Can Change Your Vote

If you are a *registered shareholder*, you can revoke your proxy and change your vote prior to the Annual Meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508 (the notification must be received by the close of business on May 26, 2010)
- Voting again by Internet prior to 11:59 p.m. EDT on May 26, 2010 (only the latest vote you submit will be counted)
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the Annual Meeting)

If your shares are held in *street name*, you should contact your broker, bank, or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the Annual Meeting, you also can revoke your proxy or voting instructions and change your vote at the Annual Meeting by submitting a written ballot before the final vote at the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy.

Quorum Needed To Hold the Meeting

In order to conduct the Annual Meeting, a majority of the Company's shares entitled to vote must be present in person or by proxy. This is called a quorum. If you return valid proxy instructions or vote in person at the Annual Meeting, you will be considered part of the quorum. **Abstentions and broker "non-votes" will be counted as present and entitled to vote for purposes of determining a quorum. New York Stock Exchange rules allow banks, brokers, and other nominees to vote shares held by them for a customer on matters that the New York Stock Exchange determines to be routine, even though the bank, broker, or nominee has not received instructions from the customer. A broker "non-vote" occurs when a bank, broker, or other nominee has not received voting instructions from the customer and the bank, broker, or nominee cannot vote the shares because the matter is not considered routine under New York Stock Exchange rules.**

Under New York Stock Exchange rules, the election of directors will not be considered to be a "routine" matter, and banks, brokers, and other nominees who are members of the New York Stock Exchange will not be permitted to vote shares held by them for a customer on this matter without instructions from the beneficial owner of the shares.

Counting Your Vote

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and submit a valid proxy without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors. If you hold your shares in your name and do not return valid proxy instructions or do not vote in person at the Annual Meeting, your shares will not be voted. If you hold your shares in the name of a bank, broker, or other nominee, and you do not give that nominee instruction on how you want your shares to be voted, the nominee has the authority to vote your shares on the ratification of the appointment of KPMG LLP as independent auditor. However, as previously discussed, the nominee will not be permitted to vote your shares on the election of directors.

Giving the Board your proxy also means that you authorize their representatives to vote on any other matter presented at the Annual Meeting in such manner as they determine best. The Company does not know of any other matters to be presented at the Annual Meeting as of the date of this Proxy Statement.

What Vote is Needed

Directors are elected by a majority of the votes cast by the shares entitled to vote at the Annual Meeting. Abstentions and broker "non-votes" will not be counted as votes cast for the proposal, however, they will be counted for purposes of determining whether there is a quorum (as discussed previously). Accordingly, an abstention or "non-vote" will have the effect of a negative vote.

With respect to the election of directors, shareholders of the Company, or their proxy if one is appointed, have cumulative voting rights under the laws of the State of Nebraska. That is, shareholders, or their proxy, may vote their shares for as many directors as are to be elected, or may cumulate such shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of their shares, or may distribute votes on the same principle among as many nominees as they may desire.

If a shareholder desires to vote cumulatively, he or she must vote in person or give his or her specific cumulative voting instructions to the designated proxy that the number of votes represented by his or her shares are to be cast for one or more designated nominees.

A majority of votes cast at the meeting is required to approve Proposal 2 (ratifying the appointment of KPMG LLP). Abstentions and broker "non-votes" will not be counted as votes cast for the proposal, however, they will be counted for purposes of determining whether there is a quorum (as discussed previously). Accordingly, an abstention or "non-vote" will have the effect of a negative vote.

Voting Recommendations

The Company's Board of Directors recommends that you vote:

- "FOR" each of the nominees to the Board of Directors
- "FOR" ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm

A proxy, when executed and not revoked, will be voted in accordance with the authorization contained therein. Unless a shareholder specifies otherwise, all shares represented will be voted in accordance with the recommendations of the Company's Board of Directors.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be reported in a current report on Form 8-K to be filed within four business days after the Annual Meeting date.

Cost of This Proxy Solicitation

The Company will pay the cost of soliciting proxies, including the preparation, assembly, and furnishing of proxy solicitation and other required annual meeting materials. Directors, officers, and regular employees of the Company may solicit proxies by telephone, electronic communications, or personal contact, for which they will not receive any additional compensation in respect of such solicitations. The Company will also reimburse brokerage firms and others for all reasonable expenses for furnishing proxy solicitation and other required annual meeting materials to beneficial owners of the Company's stock.

PROPOSAL 1 - ELECTION OF DIRECTORS

Nominees

Shareholders are asked to elect eight directors to serve on the Board for a one-year term or until their successors are elected or appointed.

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board has nominated each of the current directors for reelection.

The Board of Directors recommends that shareholders vote FOR the election of each nominee (named below) to the Board of Directors.

In the event that any nominee becomes unavailable for election for any reason, the shares represented by proxy will be voted for any substitute nominees designated by the Board, unless the proxy withholds authority to vote for all nominees. The Board of Directors knows of no reason why any of the persons nominated to be directors might be unable to serve if elected and each nominee has consented to and expressed an intention to serve if elected. There are no arrangements or understandings between any of the nominees and any other person pursuant to which any of the nominees was selected as a nominee.

Following are the names of the eight nominees to serve as director, together with: their ages, the year during which they were first elected a director of the Company, their principal occupation(s) and any other directorships with publicly-held companies (if applicable) during the past five years, and each nominee's qualifications to serve as a director.

Name, Age, and Service as a Director	Principal Occupation(s), Other Directorships, and Qualifications
Michael S. Dunlap, 46 Director since January 1996	**Chairman and Chief Executive Officer, Nelnet, Inc.** • Chairman, Nelnet, Inc., August 2003 to present; Chief Executive Officer, May 2007 to present and December 2001 – August 2003; Co-Chief Executive Officer, August 2003 – May 2007; President, December 2001 – August 2003; Chairman of the Company's predecessor in interest, January 1996 – December 2001 • Co-President and Director, Farmers & Merchants Investment Inc. ("F&M"), the parent of Union Bank and Trust Company ("Union Bank"), January 2007 – present; President and Director, January 1995 – January 2007 (F&M is an affiliate of the Company) • Non-Executive Chairman, Union Bank, August 2003 – November 2008; Chief Executive Officer, January 2001 – August 2003; Executive Vice President, January 1993 – January 2001 (Union Bank is an affiliate of the Company) Mr. Dunlap's qualifications include more than 25 years of experience in the areas of banking and financial services, leadership, strategic operations, and management, including as one of our co-founders and our Chief Executive Officer and Chairman since the Company's inception, as well as his experience as a member of the boards of directors of numerous other organizations. Mr. Dunlap's knowledge of every part of our business and his intense focus on innovation and excellence are keys to our Board's success.

Name, Age, and Service as a Director	Principal Occupation(s), Other Directorships, and Qualifications
Stephen F. Butterfield, 57 Director since January 1996	**Vice-Chairman, Nelnet, Inc.** • Vice-Chairman, Nelnet, Inc., March 2000 – present; Co-Chief Executive Officer, August 2003 – May 2007; Vice-Chairman of the Company's predecessor in interest, January 1996 – March 2000 • President, Student Loan Acquisition Authority of Arizona, January 1989 – February 2000 Mr. Butterfield's qualifications include more than 35 years of experience in the areas of student loans, capital markets, and municipal finance, including as one of our co-founders and a member of our Board since the Company's inception, as well as his knowledge and understanding of leadership and organizational dynamics.
James P. Abel, 59 Director since August 2003	**Chief Executive Officer, NEBCO, Inc.** • Chief Executive Officer, NEBCO, Inc., a company with interests in the manufacture of concrete building materials, road construction, insurance, mining, railroading, farming, and real estate, 2004 – present; President and Chief Executive Officer, 1983 – 2004 • Chairman of the Board of Directors, UNIFI Mutual Holding Company; Director, Ameritas Holding Company and Ameritas Life Insurance Corp Mr. Abel's qualifications include his experience on boards of directors of other companies and his demonstrated executive leadership abilities and management experience as Chief Executive Office of a complex organization, as well as his knowledge of operations, all of which give him critical insights into the operational requirements of the Company.
Kathleen A. Farrell, 46 Director since October 2007	**Professor of Finance, University of Nebraska-Lincoln** • Professor of Finance, University of Nebraska-Lincoln, August 2009 – present • Associate Professor of Finance, University of Nebraska-Lincoln, 2002 – July 2009 • Assistant Professor of Finance, University of Nebraska-Lincoln, August 1993 – 2001 Dr. Farrell's qualifications include her expertise in corporate finance, executive turnover, and executive compensation, and her prior experience as a public accounting firm auditor. Dr. Farrell has achieved designation as a Certified Public Accountant (inactive), has nearly 17 years experience teaching university courses in the areas of banking and finance, and has conducted extensive research on these topics. Dr. Farrell has also published articles on these topics in numerous scholarly journals.

Name, Age, and Service as a Director	Principal Occupation(s), Other Directorships, and Qualifications
Thomas E. Henning, 57 Director since August 2003	**President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company** • President and Chief Executive Officer, Assurity Security Group, Inc. and its subsidiary, Assurity Life Insurance Company, which offers a variety of disability income and critical illness protection, life insurance, and annuity products, 1990 – present • Director, Federal Home Loan Bank Topeka, March 2007 – present. The Federal Home Loan Bank Topeka is part of the 12 member Federal Home Loan Bank system. The bank serves the states of Oklahoma, Kansas, Nebraska, and Colorado and provides liquidity to member institutions to assist in financing real estate. • Director, Assurity Advisors (previously named Pine Lake Advisors), a registered investment advisory company, January 1998 – April 2008 Mr. Henning's qualifications include 20 years of experience as President and Chief Executive Officer of a large insurance company, his prior experience as President of a regional bank, his financial expertise, including being a Certified Financial Analyst, his experience in risk assessment and management, and his vast knowledge and experience in leadership and management.
Brian J. O'Connor, 54 Director since August 2003	**Senior Vice-President, Hutchinson, Shockey, Erley & Co.** • Senior Vice-President, Hutchinson, Shockey, Erley & Co., which underwrites and trades securities for various local governments, 1997 – present Mr. O'Connor's qualifications include 27 years of experience in investment banking, public and structured finance, and his extensive knowledge of financial and accounting matters, the knowledge that allowed him to acquire numerous securities licenses, and his past experience as a board member and committee chair of another public company.
Kimberly K. Rath, 49 Director since October 2007	**Managing Director and President, Talent Plus, Inc.** • Managing Director and President, Talent Plus, Inc., a global human resources consulting firm, July 1989 – present • Senior Consultant, The Gallup Organization, 1982 – 1989 Ms. Rath's qualifications include 25 years of experience in the field of human resources, with expertise in executive development, employee engagement, and human capital management. Ms. Rath also has 21 years of experience leading an international executive management consulting and training organization, working with major global companies. Ms. Rath serves as an executive strategic advisor to many leaders across the globe in both private and public sectors. Ms. Rath's experience and perspectives are unique among our Board members.
Michael D. Reardon, 57 Director since December 2003	**Chief Executive Officer, Provision Communications, LLC** • Chief Executive Officer, Provision Communications, LLC, a telecommunications company, January 2004 – present • Chairman, Geos Communications, Inc., a mobile communications company, March 2010 – present; Director, June 2009 – February 2010 • Director, HyperFlo, LLC, a manufacturer of precision cleaning equipment, January 2010 – present; Chairman, 1997 – 2009 Mr. Reardon's qualifications include 34 years of experience starting and building companies from the ground up, providing strategy, leadership, business development, and management expertise, and dealing with financial and operational issues in challenging environments. Through his roles as President and Chairman of such companies, and his experience on the board of directors and board committees of other public companies, Mr. Reardon provides valuable and unique insights.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics for Directors, Officers, and Employees

The Company has a written code of business conduct and ethics. The Company's existing code of conduct applies to all of the Company's directors, officers, and employees, including the Company's Chief Executive Officer and Chief Financial Officer, and is designed to promote ethical and legal conduct. Among other items, the guidelines address the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the code. This code is available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and is available in print to any shareholder who requests it.

Board Composition and Director Independence

The Board of Directors is composed of a majority of independent directors as defined by the rules of the New York Stock Exchange. A director does not qualify as an independent director unless the Board has determined, pursuant to applicable legal and regulatory requirements, that such Director has no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company). The Nominating and Corporate Governance Committee reviews compliance with the definition of "independent" director annually.

In 2009, the Board evaluated commercial, consulting, charitable, familial, and other relationships with each of its directors and entities with respect to which they are an executive officer, partner, member, and/or significant shareholder. As part of this evaluation, the Board noted that none of the directors received any consulting, advisory, or other compensatory fees from the Company (other than for services as a director) or is a partner, member, or principal of an entity that provided accounting, consulting, legal, investment banking, financial, or other advisory services to the Company. Based on this independence review and evaluation, and on other facts and circumstances the Board deemed relevant, the Board, in its business judgment, determined that all of the Company's directors and nominees are independent, with the exception of Mr. Dunlap, who is currently an employee of the Company, and Mr. Butterfield, who was an employee of the Company through December 31, 2007, including Co-Chief Executive Officer of the Company from August 2003 through May 2007.

The Company's Board of Directors is responsible for reviewing and approving all new transactions, and any material amendments or modifications to existing transactions, between the Company and Union Bank or any other affiliated party. See "Certain Relationships and Related Transactions."

Governance Guidelines of the Board

The Board's governance is guided by the Company's Corporate Governance Guidelines. The Board's current guidelines are available on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" and are available in print to any shareholder who requests them. Among other matters, the guidelines include the following:

- A majority of the members of the Board must be independent directors.
- All directors stand for re-election via majority vote every year.
- The Board undertakes an annual self-review.
- The Board and each Board Committee has the authority to engage independent or outside counsel, accountants, or other advisors, as it determines to be necessary or appropriate. All related fees and costs of such advisors are paid by the Company.
- Board members have open communication with all members of management and counsel.

- Non-Employee Directors meet in executive session, without the presence of management. Mr. O'Connor, who is chairman of the Audit Committee, presides at these executive sessions. Anyone who has concern about the Company may communicate that concern directly to these Non-Employee Directors. Such communication may be mailed to the Corporate Secretary at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508. All such communications will be forwarded to the appropriate Non-Employee Directors for their review. The Non-Employee Directors may take any action deemed appropriate or necessary, including the retention of independent or outside counsel, accountants, or other advisors, with respect to any such communication addressed to them. No adverse action will be taken against any individual making any such communication to the Non-Employee Directors.

Board Diversity

In considering whether to recommend any candidate for election to the Board, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in Nelnet's Corporate Governance Guidelines. These criteria include the candidate's independence, wisdom, integrity, understanding and acceptance of the Company's corporate philosophy, business or professional knowledge and experience, record of accomplishment, and willingness to commit time and energy. Our Corporate Governance Guidelines also specify that the value of diversity on the Board should be considered by the Nominating and Corporate Governance Committee in the director identification and nomination process. The Board is committed to a strong and diverse membership and a thorough process to identify those individuals who can best contribute to the Company's continued success. As part of this process, the Nominating and Corporate Governance Committee will continue to take all reasonable steps to identify and consider for Board membership all candidates who satisfy the business needs of the Company at the time of appointment.

The Committee seeks nominees with a broad diversity of experience, professional skills, and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability, or any other basis proscribed by law.

The Board's Role in Risk Oversight

Our Board of Directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the company in fostering a culture of risk-aware and risk-adjusted decision-making that allows the Company to avoid adverse financial and operational impacts. The involvement of the full Board of Directors in setting the Company's business strategy is a key part of its assessment of management's appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company. In addition to periodically meeting with the Board Committees, a full enterprise risk management assessment is presented to the entire Board of Directors by the Company's risk officer on an annual basis. In this process, risk is assessed throughout the business, including business, regulatory and compliance, fraud, technology, security, operational, liquidity, market, and credit risks.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company's internal auditors. The Company's Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibility with respect to regulatory, compliance, and public policy issues that affect the Company and works closely with the Company's legal and policy services groups. Finally, in setting compensation philosophy and strategy, the Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company's business strategy.

Board Leadership Structure

Mr. Dunlap has served the Company as both Chairman and Chief Executive Officer (co-Chief Executive Officer with Mr. Butterfield from 2003-2007) since the Company's inception. The Board of Directors and management believe this structure is appropriate for our business for a number of reasons. Mr. Dunlap is the largest single shareholder of the Company, he is one of our co-founders, and his vision and leadership have been an integral part of the Company's success. His experience in the business, as well as his high levels of skill and integrity, are critical to our ability to be responsive to conditions in the markets in which we operate and to our continued success. In addition, the combined role Mr. Dunlap plays provides the Company the benefit of singular leadership for our strategy and vision. Finally, the Company does not believe that splitting the Chairman and Chief Executive Officer roles is necessarily a guarantee of better governance or the absence of risk, and in fact can lead to confusion, inefficiencies, and unproductive conflicts. The Company prefers to focus instead on our Board's overall effectiveness, and we believe Mr. Dunlap contributes materially to that effectiveness by virtue of his combined role.

The Company has appointed Mr. O'Connor as the Lead Director. Mr. Dunlap, as Chairman, provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. In conjunction with Mr. O'Connor as the Lead Director, Mr. Dunlap sets the Board agendas with Board and management input, facilitates communication among directors, works with Mr. O'Connor to provide an appropriate information flow to the Board, and presides at meetings of the Board of Directors and shareholders. Mr. O'Connor works with Mr. Dunlap and other Board members to provide strong, independent oversight of the Company's management and affairs. Among other things, Mr. O'Connor approves Board meeting agendas as well as the quality, quantity, and timeliness of information sent to the Board, serves as the principal liaison between Mr. Dunlap and the independent directors, and chairs an executive session of the Non-Employee Directors at most regularly scheduled Board meetings.

Board Committees

The Board uses committees to assist it in the performance of its duties. During 2009, the standing committees of the Board were the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Finance Committee, and Executive Committee. Each committee, other than the Executive Committee, is composed entirely of independent directors. The purposes of each committee and their current members are set forth below.

Audit Committee - The Audit Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Audit Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Audit Committee is composed of Ms. Farrell and Messrs. Henning and O'Connor. The Committee held seven meetings in 2009. Each member of the Audit Committee is (1) "independent" in accordance with the rules and regulations of the New York Stock Exchange and the rules and regulations of the SEC and (2) sufficiently financially literate to enable him or her to discharge the responsibilities of an Audit Committee member. Mr. Henning has accounting and related financial management expertise and serves as the committee's "audit committee financial expert," as defined in the applicable rules and regulations of the SEC.

The Audit Committee provides assistance to the Board of Directors in its oversight of the integrity of the Company's financial statements, the Company's system of internal controls, the Company's risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with other regulatory and legal requirements. The Audit Committee discusses with management and the independent auditor the Company's annual audited financial statements, including the Company's disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operation" in its filings with the SEC, and recommends to the Board of Directors whether such audited financial statements should be included in the Company's annual report on Form 10-K. The Audit Committee also selects the independent auditors for the next year and presents such selection to the shareholders for ratification.

Compensation Committee - The Compensation Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Compensation Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Compensation Committee is composed of Ms. Rath and Messrs. Abel and Reardon. The Committee held five meetings in 2009. The members of the Compensation Committee are (1) "independent" as determined in accordance with the rules and regulations of the New York Stock Exchange, (2) "Non-Employee Directors" as defined in Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (3) "Outside Directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The Compensation Committee oversees the Company's compensation and benefit policies. The Company's compensation policies are designed with the goal of maximizing shareholder value over the long term. The Compensation Committee believes that this goal is best realized by utilizing a compensation program which serves to attract and retain superior executive talent by providing management with performance-based incentives and closely aligning the financial interests of management with those of the Company's shareholders. The Company's compensation program combines two components: base salary and performance payments. The level of compensation is based on numerous factors, including achievement of results and financial objectives established by the Compensation Committee and the Board of Directors. Salary and performance payments are reviewed regularly for competitiveness and are determined in large part by reference to compensation levels for comparable positions at comparable companies. See "Executive Compensation."

Nominating and Corporate Governance Committee - The Nominating and Corporate Governance Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Nominating and Corporate Governance Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Nominating and Corporate Governance Committee is composed of Ms. Rath and Messrs. Abel and Reardon. The Committee held five meetings in 2009. The members of the Nominating and Corporate Governance Committee are "independent" as determined in accordance with the rules and regulations of the New York Stock Exchange. The Nominating and Corporate Governance Committee is responsible for identifying and recommending qualified nominees to serve on the Company's Board of Directors, identifying members of the Board to serve on each Board committee, overseeing the evaluation by the Board of itself and its committees, identifying individuals to serve as officers of the Company and recommending such individuals to the Board, as well as developing and overseeing the Company's internal corporate governance processes. The Company's Corporate Governance Guidelines establish criteria for specific qualities and skills to be considered by the Nominating and Corporate Governance Committee as necessary for the Company's directors to possess. These criteria include, among other items, independence, diversity, integrity, understanding the Company's corporate philosophy, valid business or professional knowledge, proven record of accomplishment with excellent organizations, ability to challenge and stimulate management, and willingness to commit time and energy. The Nominating and Corporate Governance Committee has been given the responsibility to take all reasonable steps to identify and evaluate nominees for director and has adopted a policy requiring it to consider written proposals for director nominees received from shareholders of the Company. No such proposals were received during 2009 from a beneficial owner of more than 5% of Nelnet's stock (other than current management). There is no difference in the manner in which the committee evaluates director nominees based on whether the nominee is recommended by a shareholder. All of the nominees identified in this proxy statement are up for re-election and have been recommended by the Committee.

When seeking candidates for director, the Nominating and Corporate Governance Committee solicits suggestions from incumbent directors, management, shareholders, and others. The Committee has authority under its charter to retain a search firm for this purpose. If the Committee believes a candidate would be a valuable addition to the Board of Directors, it recommends his or her candidacy to the full Board of Directors.

The Company's By-Laws include provisions setting forth the specific conditions under which persons may be nominated by shareholders as directors at an annual meeting of shareholders. The provisions include the condition that nominee proposals from shareholders must be in writing and that shareholders comply with the time-frame requirements described under "Other Shareholder Matters – Shareholder Proposals for 2011 Annual Meeting" for shareholder proposals not included in the Company's Proxy Statement. A copy of such provisions is available upon written request to: Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Company's By-Laws are also posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Corporate Documents."

Finance Committee - The Finance Committee operates pursuant to a formal written charter, approved by the Board, which sets forth the committee's functions and responsibilities. The Committee held five meetings in 2009. The Finance Committee Charter is posted on the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Committees" and is available in print to any shareholder who requests it.

The Finance Committee is composed of Ms. Farrell and Messrs. Henning and O'Connor. The Finance Committee holds principal oversight responsibility with respect to certain of the Company's material financial matters, including capital management, funding strategy, investments, and acquisitions that are material to the Company's business.

Executive Committee - The Executive Committee is composed of Messrs. Dunlap, Butterfield, and O'Connor. The Executive Committee held no formal meetings in 2009. The Executive Committee, established by the Board of Directors, exercises all of the powers of the full Board in the management of the business and affairs of the Company during the intervals between meetings of the full Board, subject only to limitations as the Board of Directors may impose from time to time, or as limited by applicable law.

Meetings of the Board

The Board of Directors held six meetings in 2009. All directors attended at least 75% of the meetings of the Board and committees on which they serve.

Attendance at Annual Meetings of Shareholders

The Company does not have a policy regarding director attendance at the annual meetings of shareholders. All directors attended the prior year's annual meeting of shareholders.

Director Compensation Table for Fiscal Year 2009

The following table sets forth summary information regarding compensation of Non-Employee Directors for the fiscal year ended December 31, 2009. Independent Non-Employee Directors are compensated based on Board meeting and committee meeting attendance. The Company also pays an annual retainer of $50,000 to independent Non-Employee Directors. An additional annual retainer of $10,000 is paid to independent Non-Employee Directors who serve on each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Finance Committee, or Executive Committee, as applicable. The Chairman of the Audit Committee is paid an additional $10,000 annual retainer fee. Beginning in 2010, the annual retainer paid to independent Non-Employee Directors will be $60,000. Mr. Dunlap, who is an employee of the Company, and Mr. Butterfield, who is a strategic advisor to the Company, do not receive any consideration for participation in Board or committee meetings.

	2009 Compensation			
Director Name	Fees earned or paid in cash ($) (a)	Stock awards ($) (b)	All other compensation ($)	Total ($)
James P. Abel	13,000	82,359	-	95,359
Stephen F. Butterfield	-	-	17,715 (c)	17,715
Kathleen A. Farrell	19,000	82,359	-	101,359
Thomas E. Henning	17,000	82,359	-	99,359
Brian J. O'Connor	109,000	-	-	109,000
Kimberly K. Rath	15,000	82,359	-	97,359
Michael D. Reardon	16,000	82,359	-	98,359
James H. Van Horn (d)	19,000	82,359	-	101,359

(a) Amount represents cash paid to independent Non-Employee Directors for attendance at Board and committee meetings. Independent Non-Employee Directors earn $1,000 for each Board and committee meeting attended. Amount also includes Mr. O'Connor's annual retainer fees for 2009 ($90,000) in which he elected to receive cash.

(b) Prior to the Company's December 2003 initial public offering of its Class A common stock, the Board of Directors adopted, and the shareholders approved, a share-based compensation plan for independent Non-Employee Directors pursuant to which independent Non-Employee Directors can elect to receive their annual retainer fees in the form of cash or in shares of the Company's Class A common stock. If an independent Non-Employee Director elects to receive Class A common stock, the number of shares of Class A common stock that will be awarded will be equal to the amount of the annual retainer fee otherwise payable in cash divided by 85% of the fair market value of a share of Class A common stock on the date the fee is payable. Independent Non-Employee Directors who choose to receive Class A common stock may also elect to defer receipt of the Class A common stock until termination of their service on the Board of Directors. Any dividends paid in respect of deferred shares during the deferral period will also be deferred in the form of additional shares and paid out at termination from the Board of Directors. This plan may be amended or terminated by the Board of Directors at any time, but no amendment or termination will adversely affect an independent Non-Employee Director's rights with respect to previously deferred shares without the consent of the independent Non-Employee Director.

Each of the Non-Employee Directors, with the exception of Mr. O'Connor, elected to receive their annual retainer fees for 2009 in the form of the Company's Class A common stock in accordance with the provisions of this plan. As such, the amounts under "stock awards" in the table above represent the fair value of the stock on the date of issuance, June 19, 2009, of $11.53 per share. The Company uses the closing market price of the Company's common stock on the date the annual retainer fees are payable to calculate the number of shares to be issued under this plan.

(c) As a non-employee strategic advisor to the Company, Mr. Butterfield receives health, dental, and vision benefits. During 2009, Mr. Butterfield received $6,000 from the Company to cover the cost of his premiums related to these benefits. The dollar value of insurance premiums paid by the Company related to these benefits was $11,715.

(d) Mr. Van Horn resigned from the Board of Directors effective February 15, 2010.

Matching Gift Program

The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar that an employee or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. The total dollar amount payable under the program is $25,000 per director or employee per calendar year. During 2009, the Company did not match any contributions of Non-Employee Directors pursuant to this program.

Share Ownership Guidelines for Board Members

The Compensation Committee of the Board of Directors believes that Board members should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of Board members with the Company's shareholders, in 2005 the Committee recommended and the Board adopted Share Ownership Guidelines for Board members. Under these guidelines, each Non-Employee Director is encouraged to own shares of the Company's Class A common stock with a value of 50% of the amount obtained by multiplying the annual retainer fee by the number of years the Director has served.

EXECUTIVE OFFICERS

Under the Company's By-Laws, each executive officer holds office for a term of one year or until their successor is elected and qualified. The executive officers of the Company are elected by the Board of Directors at its annual meeting immediately following the annual meeting of shareholders.

The following sets forth the executive officers of the Company, their names, their ages, their positions with the Company, and if different, their business experience during the last five years.

See "Proposal 1 - Election Of Directors - Nominees" for biographical information regarding Mr. Dunlap.

Name and Age	Position and Business Experience
Todd M. Eicher, 40	• Executive Director, Nelnet, Inc., May 2003 – present; Executive Director, Nelnet Enrollment Solutions LLC, a subsidiary of Nelnet, Inc., January 2008 – present; Chief Mergers and Acquisitions Officer, May 2005 – November 2008; Senior Vice President, July 1997 – May 2003
Terry J. Heimes, 45	• Executive Director and Chief Financial Officer, Nelnet, Inc., March 2001 – present • Executive Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 – October 2002; Vice President of Finance, October 1998 – March 2001
William J. Munn, 42	• Executive Director, Corporate Secretary, Chief Governance Officer, and General Counsel, Nelnet, Inc., September 2006 – present; Deputy General Counsel and Chief Governance Officer, January 2005 – September 2006; Senior Counsel, January 2000 – December 2004; Legal Counsel, October 1998 – December 1999

Name and Age	Position and Business Experience
Jeffrey R. Noordhoek, 44	• President, Nelnet, Inc., January 2006 – present; Executive Director and Capital Markets Officer, October 2002 – January 2006; Vice President, January 1996 – March 2001 • Senior Vice President, National Education Loan Network, Inc., a subsidiary of Nelnet, Inc., March 2001 – October 2002
Timothy A. Tewes, 51	• Executive Director, Nelnet, Inc., June 2005 - present • President and Chief Executive Officer, Nelnet Business Solutions, Inc., a subsidiary of Nelnet, Inc., May 2007 – present; President, Nelnet Business Solutions - K-12 operations, June 2005 – May 2007; Executive Vice President, FACTS Management Company, a subsidiary of Nelnet, Inc., September 2000 – June 2005. Mr. Tewes' responsibilities with Nelnet Business Solutions include oversight of an employee team of approximately 300 focused on tuition management, needs assessment, campus commerce, and enrollment management for K-12 institutions and institutions of higher education.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee Governance

The Company's Board of Directors has designated a Compensation Committee to assist the Board in discharging its responsibilities relating to:

- determining and administering the compensation of the Company's Chief Executive Officer, Chief Financial Officer, President, and other executives of the Company
- administering certain compensation plans, including stock and incentive compensation plans
- assessing the effectiveness of succession planning relative to the Company's Chief Executive Officer and executives
- approving, reviewing, and overseeing certain other benefit plans

The Compensation Committee consists solely of independent members of the Board of Directors. The Compensation Committee operates under a written charter adopted by the Board. A committee comprised of certain members of senior management, referred to herein as the internal committee, is also engaged, at the direction of the Compensation Committee, in developing and recommending the Company's compensation philosophy and programs to the Board and ensuring the Company's compensation programs are administered in a fair and equitable manner, and that the objectives of the programs are achieved in full alignment with the Company's long term strategy.

Compensation Objectives

The Company's general compensation philosophy as an organization that values long-term success of its shareholders, customers, and associates is:

> The Company will pay a fair and equitable wage to its associates that is focused on the long-term performance objectives of the Company and is differentiated based on both performance of the associate and their business segment.

The Company structures its total compensation to encourage ownership, savings, wellness, and productivity. In addition, total compensation will be market competitive within appropriate peer group companies, internally equitable, and aligned with a performance-based organization. The Company believes this approach will enable it to attract, retain, and develop the talent required for long-term success, recognize high levels of associate performance, provide opportunities for all associates to become an owner in the Company, and enhance associate engagement.

To build a strong work environment and culture, the Company considers its total compensation to be comprised of:

- Base pay
- Variable pay (performance-based incentives, sales incentives, stock grants, spot bonuses)
- Benefits (health, wellness incentives, savings/investment options)

The Company wants its culture and work environment to encourage innovation, development, and high performance. Specifically, the application of pay for performance principles will result in high performing associates being compensated above market and lower performing associates being compensated below market. While variable pay will be the primary mode to differentiate performance, management has the discretion to use a number of choices to create a compensation package that maintains flexibility among individuals and business segments. To promote long term concentration on value, the Company grants restricted stock awards as opposed to stock options.

Over the past several years, the Company has continued to build a culture focused on innovation. An important part of this strategy is to provide incentives that reward new ideas, products, services, and markets that have the potential to positively transform the Company's future. Associates and related teams that demonstrate innovative results can share in the success of their ideas by receiving recognition and rewards through one-time or increased annual performance-based incentives, which may be paid in cash, Class A common stock, or a combination of both.

The Company's objective is to have executive compensation plans and practices that are consistent with the philosophy of a performance-based organization, and that align the interests of the executives with the shareholders. Accordingly, the Company's compensation philosophy seeks to award compensation that is based on Company, business segment, and individual performance, and that is designed to motivate executives to achieve strategic business objectives while individually performing at high levels.

The annual and long-term performance measures used by the Company's Compensation Committee in reviewing executive compensation include:

- the levels of the Company's consolidated net income under generally accepted accounting principles ("GAAP")
- consolidated "base net income"[1] as reported by the Company in its filings with the SEC
- financial and operational performance measures, such as levels of operating expenses and diversification and growth of revenue from fee-based businesses
- associate engagement and motivation measures
- individual achievement
- business segment performance, including growth in customer base, revenue, and segment profitability

Committee policy requires all of the Company's compensation plans and practices to comply with applicable laws, rules, and regulations.

Each year the Committee directs the Company, through the internal committee consisting of the Chief Learning Officer, Chief Financial Officer, and Executive Director of People Services, to review and update as necessary the Company's compensation philosophy and strategy statement for the compensation of the executives, and a proposed executive compensation framework for the year. When establishing the proposed compensation framework, in keeping with the Company's goal of attracting, motivating, and retaining executives who will contribute to the Company's long-term success and the creation of shareholder value, the internal committee periodically undertakes the review of comparative compensation offered within the industries in which the Company competes for executive talent. Given the Company's diversified business segments, management believes the Company competes for executive talent in many industries, including, but not limited to, financial services, technology, and business process outsourcing.

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[1] "Base net income" is GAAP net income excluding derivative market value, foreign currency, and put option adjustments, amortization of intangible assets, compensation related to business combinations, variable-rate floor income, and discontinued operations. A description of "base net income" and a reconciliation of GAAP net income to "base net income" can be found in supplemental financial information online at www.nelnetinvestors.com.

The internal committee periodically completes an external compensation review based on information from various databases and the industries noted previously. The purpose of this review is to ensure compensation is aligned with the market for comparable jobs so the Company can continue to attract, motivate, retain, and reward qualified executives. Also, the internal committee considers the average salary adjustments anticipated in the marketplace each year and sets the Company's target increase accordingly. In this way, the Company seeks to ensure any changes to compensation are appropriate and reflect any material changes in the market.

The Company also considers the compensation levels of executives relative to total compensation within the Company in order to provide appropriate context for making compensation decisions at the executive level. As part of this process, the Company seeks to maintain internal pay equity by maintaining equitable relationships between each management level with respect to all components of compensation, both individually and in the aggregate, paid to individuals within such levels.

The internal committee also consults with the Chief Executive Officer in making compensation decisions for the executives.

The Company's compensation philosophy and strategy described above is developed by the internal committee and other members of management and then reviewed and approved by the Compensation Committee, with any modifications that the Committee deems to be appropriate, after discussions by the Committee. To ensure independence and candid discussions, the Committee also meets in executive session without the Chief Executive Officer and President being present to review and approve the compensation framework. As part of this process, the Committee reviews the Company's goals and financial objectives related to base salaries and incentive compensation. The Committee also discusses the Chief Executive Officer's individual performance in reviewing and approving his total compensation potential for the year, and coordinates with the Board to monitor the performance of the Chief Executive Officer throughout the year to ensure that compensation being provided meets the performance incentive intent of the compensation framework.

Risk Management

The internal compensation committee reviews incentive compensation arrangements to ensure that the arrangements do not encourage executives to take unnecessary and excessive risks. Compensation approaches are reviewed by the Company's Enterprise Risk Management team. A balance between Company and business segment performance is required to mitigate unnecessary risks being taken and the Company believes that its compensation structures do not encourage unnecessary risk.

Industry Comparison of Compensation

To assist in establishing a competitive overall compensation program, the Company periodically engages a nationally recognized compensation consulting firm to review the most highly compensated officers of the Company. This review includes the Company's Chief Executive Officer, Chief Financial Officer, President, and other executive officers. In 2007, the Company engaged Towers Perrin, an objective third party, to review executive compensation at the Company and to conduct an executive total cash compensation analysis to assess the competitiveness of the compensation levels of base salary and bonuses provided to the Company's Chief Executive Officer and executives. The consulting firm formulated competitive market rates for all executive positions included in the study. Based upon their market analysis, the consultants presented their findings and observations as to the competitiveness of the Company's base salaries and bonuses compared to industries within North America, including, but not limited to, financial services, technology, and business process outsourcing. Based on their analysis, the internal committee concluded that no material modifications needed to be made to the existing compensation structures.

This study is used by the Company to identify potential gaps or inequities in total compensation and to identify appropriate compensation levels and compensation design features. The study was conducted based on the Company's duty to its shareholders and executives in an effort to motivate, retain, and attract top performers that drive the Company's performance results.

When comparing the Company's executive base salaries, annual incentive plan, benefit plans, and total compensation to data of the peer group, the consultants made suggestions to ensure that the Company provides a complete compensation package that is competitive in the marketplace.

Another independent third party review of the Company's total compensation structure will be completed in 2010.

The industries referenced previously and used by the Company to establish competitive compensation programs may not represent the same industry as the peer group used by the Company for purposes of the Performance Index Graph furnished in the Company's annual report on Form 10-K.

Components of Executive Compensation

The Company's Chief Executive Officer and executives may be compensated with a combination of annual base salary, annual performance-based incentive payments, and, with respect to the executives (other than the Chief Executive Officer), issuance of shares of the Company's Class A common stock, which are typically restricted from sale over a defined vesting period. The Chief Executive Officer has historically not received equity compensation because he controls the majority of voting rights of the Company, and has interests already aligned with the other shareholders of the Company. In determining levels of compensation, management and the Committee work together to establish targeted total compensation for each executive and then allocate that compensation among base salary and incentive compensation.

The Company's 2009 annual performance-based incentives were paid in fully vested and unrestricted shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. The Company will continue to pay future annual performance-based incentives, if any, for executives (other than the Chief Executive Officer) in shares of common stock.

Other awards of the Company's common stock (not associated with the annual performance-based incentives) are based on the Company's and the individual's performance, and are designed both to align the executives' own interests with the long-term strategic goals of the Company and to contribute to the retention of those individuals.

Each element of compensation is designed to be competitive with comparable companies and to align management's incentives with the long-term interests of the Company's shareholders. The Committee, upon management's recommendation, determines the amount of each element of compensation by reviewing the current compensation mix for each of the executives in comparison to the Company's performance, the Company's long-term objectives, and the scope of that executive's responsibility. The Committee seeks to achieve an appropriate balance between base salary, annual performance-based incentives, and longer-term equity incentives for all of the Company's executives. The Committee does not assign relative weights to the performance measures described above in "Compensation Objectives" in setting these salaries, annual performance-based incentives, and longer-term equity incentives.

Base Salaries

The Company wants to provide senior management with a level of assured cash compensation in the form of base salary that is appropriate given their professional status and accomplishments. Base salary for the Company's Chief Executive Officer and executives is based upon an evaluation of individual responsibilities of each person, market comparisons from compensation surveys, and an assessment of each individual's performance. Base salaries are generally set to be within a median range of the compensation survey results, which helps the Company attract and retain talented executives. Changes in base salaries of executives depend on projected changes in the external market as well as individual contributions to the Company's performance. All base salaries are paid in cash.

The Chief Executive Officer has not had a base salary increase from 2006 through 2010, the President had no increase in 2009, and the Chief Financial Officer did not have a base salary increase from 2007 through 2009.

The decline in economic conditions resulted in minimal to negative increase in the cost of living during 2008 into 2009. Thus, as a general rule, no overall base salary adjustments were made and wages were frozen in 2009 for all employees, including executives. Considering the improvement in corporate business results for 2009 and the current economic conditions, base salary merit increases were reinstated for 2010.

Annual Performance-Based Incentive Payments

Historically, the performance-based incentive pools are determined and funded based on the Company's financial performance while allowing for subjective modification to account for unique results during the year.

In addition to earning targets, most business segment plan criteria also include additional measurements such as:

- Fiscal (financial and operational) performance
- Customer engagement
- Associate engagement

With respect to assessing performance, the achievements of the Company, the business segment, and individual performance objectives are considered. Company-wide performance objectives include, as stated previously, results of the Company's consolidated GAAP net income and "base net income," financial and operational performance measures, associate engagement, and business segment performance factors. Achieving the targeted "base net income" is the primary company-wide objective, as the growth in "base net income" has a direct correlation with the interests of the Company's shareholders. Incentives are generally positioned to be within a median range of the compensation survey results.

The executives also have specific performance goals. Where an executive has responsibility for a particular business segment, the performance goals are heavily weighted toward the performance of that business segment. However, actual payments for business segment performance goal achievement can be negatively or positively impacted by overall company-wide performance, which funds the overall incentive pool. Where an executive has broader corporate responsibility, such as the Company's Chief Financial Officer and President, their particular objectives for the year are tied more closely to the overall company-wide performance.

The executives are eligible for performance-based incentive payments under an incentive plan arrangement which generally increases as the Company's "base net income" increases. In addition to financial results, each executive's business segment and individual performance are considered in order to determine the final amount of the incentive payment earned.

While the Company strives for overall consistency in executive compensation, the executives' potential incentive amounts vary by business segment due to differences in roles, business models, and business performance.

The President and Chief Financial Officer's incentive targets are limited to 100% of their base salary. Other executives' incentive targets are generally 50% of base salary depending upon performance.

Compensation Arrangements with Named Executive Officers

On June 1, 2005, in connection with the Company's acquisition of a majority of the stock of FACTS Management Co., the Company entered into an employment agreement with Mr. Tewes. The term of the agreement is for the five year period beginning June 1, 2005 and ending May 31, 2010.

Mr. Tewes' employment agreement provides that if his employment is terminated "Without Cause" (which is defined as reasons other than being charged with or convicted of a felony; malfeasance, misfeasance, nonfeasance, negligence, or failure or refusal to perform his obligations under the agreement; or because of his material breach of the employment agreement or separate non-competition agreement), he is entitled to receive from the Company his then-current annual base salary for the remainder of the term of the employment agreement, paid in a lump sum. The terms of both the employment agreement and the non-competition agreement are through May 31, 2010; accordingly, if he is terminated "Without Cause," Mr. Tewes would receive his then-current annual salary through such date. Based on Mr. Tewes' current annual base salary in effect as of December 31, 2009, the total amount of payments that would be made to Mr. Tewes upon such termination would be a lump sum payment of approximately $107,000. The non-competition agreement prohibits Mr. Tewes from competing with the Company during and for a period of two years following termination of his employment for any reason. If Mr. Tewes fails to comply with the non-competition agreement, the Company may seek to have the agreement enforced by a court, and may retain any salaries, bonuses, or other compensation then due to Mr. Tewes from the Company. Pursuant to the employment agreement, no waiver of a breach of, or failure to comply with, the agreement by either party may be deemed a waiver of a subsequent or similar breach of or failure to comply with the agreement.

Other than the employment agreement with Mr. Tewes, there are no written employment agreements with any other Named Executive Officer.

Executive Officers Bonus Plan

Effective January 1, 2010, the Board of Directors terminated the Executive Officers Bonus Plan (the "Plan") for Michael Dunlap, Chief Executive Officer.

Under the Plan, Mr. Dunlap was eligible for an annual bonus equal to $500,000 for every $1.00, or the pro-rata share thereof, in base net income per share earned by the Company during the year. Base net income per share was defined under the plan as the Company's annual base net income for the Plan year, as calculated and reported in the Company's earnings releases and filings, divided by the weighted average basic number of common shares outstanding as of the end of the Plan year.

In addition, the Plan included a requirement that in order for Mr. Dunlap to be entitled to any award under the Plan, the Company must have maintained a credit rating by Standard & Poor's of "BBB" or higher and Moody's Investor Services of "Baa3" or higher for that Plan year.

In October 2008, the Company's long term debt rating was downgraded to Ba1 by Moody's Investor Services. Accordingly, Mr. Dunlap was not entitled to any bonus compensation for 2008 and 2009.

Effective January 1, 2010, Mr. Dunlap's bonus will be determined by the Board of Directors based on individual performance and Company results, however, such amount shall not in any case exceed 100% of Mr. Dunlap's annual base salary nor is it subject to the Company's credit rating. Mr. Dunlap's annual base salary for 2010 is $500,000.

Restricted Stock Plan

The Company maintains a Restricted Stock Plan administered by the Committee to reward performance by associates, including executives other than the Chief Executive Officer. This plan permits the Committee to reward a recipient with an award of shares of the Company's Class A common stock, which, in the Committee's sole discretion, may have vesting requirements attached. These additional awards are designed to recognize and reward the executives, and to connect the executives' wealth accumulation directly to the Company's performance, therefore encouraging the executives to behave as owners of the Company.

Other Equity Awards

The Company also supports a number of other savings and investment vehicles that assist all associates, including executives, in increasing their long-term financial savings and in becoming owners in the Company. The Company provides an Employee Share Purchase Plan, pursuant to which Company shares may be acquired through payroll deduction, at a discount of 15% to the lower of the average market price of the Company's stock on the first and last trading days of each calendar quarter. In addition, the Company provides all eligible associates the opportunity to receive the Company's matching contribution to the 401(k) plan in Company stock.

The Company does not offer stock options. It is management's opinion that awards of restricted stock are a better method of encouraging executives to focus on the long term value of the Company.

Share Ownership Guidelines

The Compensation Committee believes that executives should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of management with the Company's shareholders, in 2005 the Committee recommended and the Board adopted Share Ownership Guidelines for management associates at certain levels. Under these guidelines, each Named Executive Officer is encouraged to own at least 15,000 shares of Company stock, and is thereby exposed to downside risk in the Company's equity performance.

Other Compensation

In addition to base salaries and annual performance-based incentive compensation, the Company provides executives with certain other benefits to assist the Company in remaining competitive in the marketplace and to encourage executives to remain with the Company.

Benefits, including health, dental, and vision coverage, are designed to be competitive with the national marketplace. A critical aspect of the Company's health benefits program is its focus on associate health and wellness. The Company encourages all associates, including executives, to take a proactive approach to their personal health and wellbeing. The Company has implemented wellness programs which encourage and reward associates for healthy habits by the opportunity to lower their insurance premiums.

The Company owns a controlling interest in an aircraft due to the frequent business travel needs of its executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. Union Financial Services, Inc., which is owned by Mr. Dunlap and Stephen F. Butterfield, a member of the Board of Directors and former Co-Chief Executive Officer of the Company, owns the remaining interest in the aircraft. In prior years, the Company has allowed Messrs. Dunlap and Butterfield to utilize its interest in the aircraft for personal travel when it is not required for business travel. The value of the personal use of the aircraft is computed based on the Company's aggregate incremental costs, which include variable operating costs such as fuel costs, mileage costs, trip-related maintenance and hangar costs, on-board catering, landing/ramp fees, and other miscellaneous variable costs. In 2009, Messrs. Dunlap and Butterfield did not receive any personal travel benefits with respect to the Company's interest in the aircraft, since all personal travel by Messrs. Dunlap and Butterfield on such aircraft occurred with respect to the interest in the aircraft owned by Union Financial Services, Inc.

As discussed above, the Company has an employment agreement with Mr. Tewes, entered into when he was hired by the Company, which contains provisions for compensation upon termination of his employment in certain circumstances. Other than this agreement, the Company does not have contracts, agreements, plans, or arrangements with its named executive officers, whether written or unwritten, that provide for payment in connection with any termination or change-in-control.

The Company does not currently have a formal written policy for the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Policy on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code imposes a $1 million limitation, subject to certain exceptions, on a public company's income tax deductibility in any tax year with respect to compensation paid to any employee who is a chief executive officer, or one of the three highest paid executive officers of the company on the last day of that tax year (other than the chief executive officer or the chief financial officer). This limitation does not apply to certain "performance-based" compensation paid under a shareholder approved plan that meets the requirements of Section 162(m) and the regulations thereunder.

The Committee believes that the Company will not be subject to Section 162(m) limitations on the deductibility of compensation paid to executives for 2009. The Committee may consider other steps which might be in the Company's best interests to comply with Section 162(m), while reserving the right to award future compensation which may not comply with the Section 162(m) requirements for deductibility if the Committee concludes that such compensation is in the Company's best interests in providing incentives to attract, motivate, and retain key executives.

Matching Gift Program

The Company offers a matching gift program in which all employees with at least six months of service and all members of the Board of Directors are eligible to participate. Under this program, for every dollar that an employee or Board member contributes to an eligible charitable organization or educational institution, the Company will make matching donations of additional funds, subject to terms and conditions applicable in an equal manner to all employees and Board members. During 2009, the Company matched $23,100 related to contributions made by Mr. Heimes under the provisions of this program. No other Company matching contributions were made in 2009 related to the Company's Named Executive Officers.

Conclusion

By ensuring market competitive compensation that is aligned with a performance-based organization philosophy, the Company expects to attract, motivate, and retain the executive talent required to achieve long-term goals. This is critical, as management knows the Company's success hinges on having engaged executives who are committed to the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based upon such review, the related discussions, and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement to be delivered to shareholders.

Respectfully submitted,

James P. Abel, Chairman
Kimberly K. Rath
Michael D. Reardon

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Ms. Rath and Messrs. Abel (Chairman) and Reardon all of whom are independent Non-Employee Directors. None of the Compensation Committee members has served as an officer or employee of the Company, and none of the Company's executive officers have served as a member of a compensation committee or board of directors of any other entity, which has an executive officer serving as a member of the Company's Compensation Committee or Board of Directors.

Summary Compensation Table for Fiscal Years 2009, 2008, and 2007

The following table sets forth summary information with respect to the compensation paid and bonuses granted for services rendered by the Company's Chief Executive Officer and Chief Financial Officer, as well as each of the Company's other three most highly compensated executive officers during the year ended December 31, 2009, (collectively, the "Named Executive Officers"). The information presented in the table relates to the fiscal years ended December 31, 2009, 2008, and 2007, except that in accordance with SEC staff guidance only information relating to the fiscal year ended December 31, 2009 is presented for individuals who first became a Named Executive Officer in 2009 and only information relating to the fiscal years ended December 31, 2009 and 2008 in presented for individuals who first became a Named Executive Officer in 2008. Salaries and bonuses are paid at the discretion of the Board of Directors.

		Annual compensation (a)			
Name and principal position	**Year**	**Salary ($)**	**Bonus ($) (b)**	**All other compensation ($) (c)**	**Total ($)**
Michael S. Dunlap	2009	500,000	- (d)	10,340	510,340
Chief Executive Officer	2008	500,000	- (d)	9,740	509,740
	2007	500,000	175,000 (e)	9,540	684,540
Terry J. Heimes	2009	325,000	325,017	10,340	660,357
Chief Financial Officer	2008	325,000	50,001	9,886	384,887
	2007	325,000	100,000	9,540	434,540
Jeffrey R. Noordhoek	2009	325,000	325,017	10,340	660,357
President	2008	325,000	50,001	9,740	384,741
	2007	275,000	100,000	9,540	384,540
Timothy A. Tewes	2009	260,000	120,005	26,943	406,948
President and Chief Executive Officer, Nelnet Business Solutions, a subsidiary of Nelnet, Inc.	2008	260,000	150,004	26,093	436,097
Todd M. Eicher Executive Director, Nelnet Enrollment Solutions LLC, a subsidiary of Nelnet, Inc.	2009	215,000	120,005	7,010	342,015

(a) Executive officers may receive perquisites and personal benefits, the dollar amounts of which are below current SEC thresholds for reporting requirements.

(b) Amounts represent bonuses paid in 2010, 2009, and 2008 for services rendered during the 2009, 2008, and 2007 calendar years, respectively. All 2009 and 2008 bonuses (paid in 2010 and 2009, respectively) were paid in fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan. The stock issuances were not made as equity incentive plan awards. See "Grants of Plan-Based Awards Table for Fiscal Year 2009."

(c) "All other compensation" includes the following:

		All other compensation						
	Year	Employer matching contributions under 401(k) Plan ($)	Premiums on life insurance ($)	Dividends on restricted stock ($) (1)	Automobile allowance ($)	Gross-up for payment of taxes ($)	Other ($)	Total ($)
Michael S. Dunlap	2009	9,800	540	-	-	-	-	10,340
	2008	9,200	540	-	-	-	-	9,740
	2007	9,000	540	-	-	-	-	9,540
Terry J. Heimes	2009	9,800	540	-	-	-	-	10,340
	2008	9,200	540	-	-	-	146	9,886
	2007	9,000	540	-	-	-	-	9,540
Jeffrey R. Noordhoek	2009	9,800	540	-	-	-	-	10,340
	2008	9,200	540	-	-	-	-	9,740
	2007	9,000	540	-	-	-	-	9,540
Timothy A. Tewes	2009	9,800	540	280	12,000	4,323	-	26,943
	2008	8,976	540	529	12,000	4,048	-	26,093
Todd M. Eicher	2009	6,450	540	20	-	-	-	7,010

(1) The Company paid a cash dividend of $0.07 per share on the Company's Class A and Class B common stock, including unvested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan, during both the first fiscal quarter of 2008 and the fourth fiscal quarter of 2009. Dividends paid to employees on unvested restricted stock are included in the table above.

(d) For the years ended December 31, 2009 and 2008, Mr. Dunlap was not entitled to any award under the Executive Officers Bonus Plan, as the Company failed to maintain an investment grade rating by both Standard & Poor's and Moody's Investor Services. The minimum investment grade rating by Standard & Poor's was "BBB" and the minimum investment grade rating by Moody's Investment Services was "Baa3." In October 2008, the Company was downgraded to Ba1 by Moody's Investor Services.

(e) Mr. Dunlap's potential 2007 bonus, as calculated pursuant to the provisions of the Executive Officers Bonus Plan, was $390,000. Mr. Dunlap requested that $215,000 of his 2007 bonus be distributed to certain associates for purposes of recognition and retention.

Grants of Plan-Based Awards Table for Fiscal Year 2009

The following table sets forth summary information relating to each grant of an award made to the Company's Named Executive Officers for the fiscal year ended December 31, 2009.

Name	Grant date (a)	Approval of grant by Compensation Committee	Number of restricted shares of stock	Grant date fair value of stock awards ($) (b)
Michael S. Dunlap	-	-	-	-
Terry J. Heimes	March 9, 2009	March 4, 2009	10,753	50,001
Jeffrey R. Noordhoek	March 9, 2009	March 4, 2009	10,753	50,001
Timothy A. Tewes	March 9, 2009	March 4, 2009	32,259	150,004
Todd M. Eicher	March 9, 2009	March 4, 2009	8,603	40,004

(a) On March 9, 2009, the Company issued stock to pay fiscal year 2008 bonuses. The stock issuances were not made as equity incentive plan awards. All 2008 bonuses (paid in 2009) were paid in fully vested shares of Class A common stock issued pursuant to the Company's Restricted Stock Plan.

(b) The Company determined the issuance price for these awards based on the closing market price on March 3, 2009 of $4.65 per share.

Outstanding Equity Awards at Fiscal Year-End Table (As of December 31, 2009)

The following table sets forth summary information relating to the outstanding equity awards for the Company's Named Executive Officers as of December 31, 2009.

	Stock awards	
Name	Number of shares of stock that have not vested	Market value of shares of stock that have not vested ($) (a)
Michael S. Dunlap	-	-
Terry J. Heimes	-	-
Jeffrey R. Noordhoek	-	-
Timothy A. Tewes	4,000 (b)	68,920
Todd M. Eicher	279 (c)	4,807

(a) The closing market price of the Company's common stock as of December 31, 2009 was $17.23.

(b) Amount represents shares of restricted Class A common stock issued on August 23, 2007 and October 1, 2007 pursuant to the Company's Restricted Stock Plan, of which 1,000 shares and 3,000 shares, respectively, remain unvested as of December 31, 2009. These shares vest as follows:

Vesting date	Number of shares
March 15, 2010	375
April 30, 2010	1,000
March 15, 2011	375
March 15, 2012	375
March 15, 2013	375
March 15, 2014	375
March 15, 2015	375
March 15, 2016	375
March 15, 2017	375
Total	4,000

(c) Amount represents shares of restricted Class A common stock issued on March 15, 2007 as a result of Mr. Eicher's election to receive a portion of his 2006 performance-based incentive plan payout in shares of restricted Class A common stock, of which 279 shares remain unvested as of December 31, 2009. During 2006, when an associate elected to take their bonus in shares of stock, the Company awarded additional shares equal to 25% of the amount elected to be received in stock. These shares are the additional shares awarded to Mr. Eicher as a result of his election to receive his 2006 performance-based incentive plan payment in shares of stock. A total of 838 shares were issued on March 15, 2007 and 280 shares and 279 shares of this award vested on March 15, 2008 and March 15, 2009, respectively. The remaining shares will vest on March 15, 2010.

Stock Vested Table for Fiscal Year 2009

The following table sets forth summary information relating to the stock vested for the Company's Named Executive Officers during the fiscal year ended December 31, 2009.

	Stock awards	
Name	Number of shares of stock acquired on vesting	Market value of shares of stock realized on vesting ($) (c)
Michael S. Dunlap	-	-
Terry J. Heimes	-	-
Jeffrey R. Noordhoek	-	-
Timothy A. Tewes	1,779 (a)	15,781
Todd M. Eicher	279 (b)	1,959

(a) Amount includes 375 shares, 1,000 shares, and 404 shares of restricted Class A common stock issued on October 1, 2007, August 23, 2007, and November 22, 2006, respectively, pursuant to the Company's Restricted Stock Plan. The closing market price on the date of issuance of these shares was $18.71, $18.36, and $25.80 per share, respectively. These shares vested on March 15, 2009, April 30, 2009, and November 22, 2009, respectively.

(b) Amount represents shares of restricted Class A common stock issued on March 15, 2007 as a result of Mr. Eicher's election to receive a portion of his 2006 performance-based incentive plan award in shares of stock. The closing market price on the date of issuance of these shares was $25.22. These shares vested on March 15, 2009.

(c) The closing market price of the Company's common stock as of March 15, 2009, April 30, 2009, and November 22, 2009 (the vesting dates) was $7.02 per share, $6.03 per share, and $17.62 per share, respectively.

Stock Option, SAR, Long-Term Incentive, and Defined Benefit Plans

The Company does not have any stock option, SAR, long-term incentive, or defined benefit plans covering its Named Executive Officers.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL SHAREHOLDERS

Stock Ownership

The authorized common stock of the Company consists of 660,000,000 shares, $0.01 par value. The common stock is divided into two classes, consisting of 600,000,000 shares of Class A common stock and 60,000,000 shares of Class B common stock. The Company also has authorized 50,000,000 shares of preferred stock, $0.01 par value.

The following table sets forth information as of February 26, 2010, regarding the beneficial ownership of each class of the Company's common stock by:

- each person, entity, or group known by the Company to beneficially own more than five percent of the outstanding shares of any class of common stock
- each of the Named Executive Officers
- each incumbent director and each nominee for director
- all executive officers and directors as a group

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, a person is deemed to beneficially own a share of the Company's common stock if that person has or shares voting power or investment power with respect to that share, or has the right to acquire beneficial ownership of that share within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

The number of shares of Class B common stock for each person in the table below assumes such person does not convert any Class B common stock into Class A common stock. Unless otherwise indicated in a footnote, the address of each five percent beneficial owner is c/o Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508. Unless otherwise indicated in a footnote, the persons named in the tables below have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

Beneficial Ownership

	Number of shares beneficially owned			Percentage of shares beneficially owned (1)			Percentage of combined voting power of all classes of stock
Name	Class A	Class B	Total	Class A	Class B	Total	(2)
Michael S. Dunlap	8,092,768 (3)	9,489,880 (4)	17,582,648	21.1%	82.6%	35.2%	67.2%
Stephen F. Butterfield	355	3,952,364 (5)	3,952,719	*	34.4%	7.9%	25.8%
Angela L. Muhleisen	8,478,295 (6)	1,438,586 (7)	9,916,881	22.1%	12.5%	19.9%	14.9%
Union Bank and Trust Company	5,262,886 (8)	1,438,586 (9)	6,701,472	13.7%	12.5%	13.4%	12.8%
Todd M. Eicher	403,704 (10)	-	403,704	1.1%	-	*	*
Terry J. Heimes	179,626 (11)	-	179,626	*	-	*	*
Jeffrey R. Noordhoek	805,770 (12)	-	805,770	2.1%	-	1.6%	*
Timothy A. Tewes	10,740 (13)	-	10,740	*	-	*	*
James P. Abel	27,936 (14)	-	27,936	*	-	*	*
Kathleen A. Farrell	13,888 (15)	-	13,888	*	-	*	*
Thomas E. Henning	36,120 (16)	-	36,120	*	-	*	*
Brian J. O'Connor	35,476	-	35,476	*	-	*	*
Kimberly K. Rath	15,088 (17)	-	15,088	*	-	*	*
Michael D. Reardon	30,619 (18)	-	30,619	*	-	*	*
Executive officers and directors as a group	9,433,382	11,495,377	20,928,759	24.6%	100.0%	42.0%	81.1%

* Less than 1%.

(1) Based on 38,393,640 shares of Class A common stock (which excludes 11,317,364 shares of Class A common stock held by a subsidiary of the Company that are not entitled to vote at the Annual Meeting) and 11,495,377 shares of Class B common stock outstanding as of February 26, 2010.

(2) These percentages reflect the different voting rights of the Company's Class A common stock and Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on all matters to be voted upon by the Company's shareholders.

(3) Mr. Dunlap is deemed to have sole voting and investment power over 2,425,403 shares of Class A common stock, which includes 2,547 shares of Class A common stock held indirectly by Mr. Dunlap that were issued under the Company's 401(k) plan matching stock program. Mr. Dunlap is deemed to have shared voting and investment power over 5,667,365 shares of Class A common stock, which includes shares of Class A common stock that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (i) 404,500 shares owned by Farmers & Merchants Investment Inc. ("F&M"), of which Mr. Dunlap is a director and co-president and owns or controls 38.5% of the outstanding voting stock, and (ii) 5,262,865 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank and Trust Company ("Union Bank"), with respect to which Union Bank may be deemed to have or share voting or investment power. Mr. Dunlap controls Union Bank through F&M. Mr. Dunlap disclaims beneficial ownership of the

shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for his beneficial interest in the shares of Class A common stock issued to him through the Company's 401(k) plan matching stock program. He also disclaims beneficial ownership of the shares held by F&M, except to the extent of his pecuniary interest therein. With respect to the number of shares of Class A common stock beneficially owned by Mr. Dunlap that are held by Union Bank, the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2009, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 16, 2010.

(4) Mr. Dunlap is deemed to have sole voting and investment power over 6,464,603 shares of Class B common stock, which includes 1,701,000 shares owned by Mr. Dunlap's spouse. Mr. Dunlap is deemed to have shared voting and investment power over 3,025,277 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Dunlap is Chairman and owns 50.0% of the outstanding capital stock, (ii) 1,078,410 shares held by Union Bank as Trustee for a Class B grantor retained annuity trust ("GRAT") established by Mr. Dunlap, and (iii) 360,176 shares held by Union Bank as Trustee under a Class B GRAT established by Mr. Butterfield. Mr. Dunlap disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent of his pecuniary interest therein. Mr. Dunlap also disclaims beneficial ownership of the 360,176 shares held by Union Bank as Trustee under the Class B GRAT.

(5) Mr. Butterfield is deemed to have sole voting and investment power over 2,005,497 shares of Class B common stock that are held by the Stephen F. Butterfield Revocable Living Trust, of which Mr. Butterfield is a trustee. Mr. Butterfield is deemed to have shared voting and investment power over 1,946,867 shares of Class B common stock, which includes (i) 1,586,691 shares owned by Union Financial Services, Inc., of which Mr. Butterfield is a director and president and owns 50.0% of the outstanding capital stock and (ii) 360,176 shares held by Union Bank as Trustee for a Class B GRAT established by Mr. Butterfield. Mr. Butterfield disclaims beneficial ownership of the shares held by Union Financial Services, Inc., except to the extent of his pecuniary interest therein. A total of 1,904,315 shares are pledged as collateral.

(6) Ms. Muhleisen is deemed to have sole voting and investment power over 2,594,040 shares of Class A common stock. Ms. Muhleisen is deemed to have shared voting and investment power over 5,884,255 shares of Class A common stock, which includes (i) 88,864 shares jointly owned by Ms. Muhleisen and her spouse, (ii) 1,195,690 shares owned by her spouse, (iii) 621,495 shares held by Ms. Muhleisen's son, (iv) 621,495 shares held by Ms. Muhleisen's daughter, (v) 1,010,620 shares held by Union Bank as Trustee for Class A GRATs established by Ms. Muhleisen and her spouse, and (vi) shares that are owned by entities that Ms. Muhleisen may be deemed to control, consisting of: 404,500 shares owned by F&M, of which Ms. Muhleisen is a director, chairperson, and co-president and owns or controls 36.1% of the outstanding capital stock, and 1,941,591 shares held by Union Bank for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank with respect to which Union Bank may be deemed to have or share voting or investment power. Ms. Muhleisen, the sister of Michael S. Dunlap, is a director, president, and chief executive officer of and controls Union Bank through F&M. Ms. Muhleisen disclaims beneficial ownership of the shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, except for her retained beneficial interest in 1,010,620 shares of Class A common stock held in trust on her behalf and on behalf of her spouse under two of the Class A GRATs. She also disclaims beneficial ownership of the shares held by F&M, except to the extent of her pecuniary interest therein. The address for Ms. Muhleisen is c/o Union Bank and Trust Company, P.O. Box 82529, Lincoln, Nebraska 68501. With respect to the number of shares of Class A common stock beneficially owned by Ms. Muhleisen that are held by Union Bank, the number of shares set forth in the table reflects the number of shares held by Union Bank as of December 31, 2009, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 16, 2010.

(7) Ms. Muhleisen is deemed to have shared voting and investment power over 1,438,586 shares of Class B common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Ms. Muhleisen disclaims beneficial ownership of the shares held by Union Bank as Trustee under the Class B GRATs.

(8) Union Bank is deemed to have sole voting and investment power over 30,000 shares of Class A common stock that are held by the Union Bank profit sharing plan. Union Bank is deemed to have shared voting and investment power over 5,232,865 shares of Class A common stock, which includes (i) 203,400 shares held as trustee for the University of Nebraska Foundation, (ii) 240,578 shares held by Union Bank as Trustee under a Class A GRAT and a Class A charitable remainder trust established by Mr. Noordhoek, (iii) 1,010,620 shares held by Union Bank as Trustee under Class A GRATs established by Ms. Muhleisen and her spouse, (iv) 2,310,654 shares of Class A common stock held by Union Bank in individual accounts for Ms. Muhleisen and her spouse, and (v) 1,467,613 shares held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank with respect to which Union Bank may be deemed to

have or share voting or investment power. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares. The address for Union Bank is P.O. Box 82529, Lincoln, Nebraska 68501; Attention: Angela L. Muhleisen, President. The number of shares of Class A common stock set forth in the table for Union Bank reflect the number of shares held by Union Bank as of December 31, 2009, as reported in a Schedule 13G/A filed by Union Bank with the SEC on February 16, 2010.

(9) Union Bank is deemed to have shared voting and investment power over 1,438,586 shares of Class A common stock that are held by Union Bank as Trustee under Class B GRATs established by Mr. Dunlap and Mr. Butterfield. Union Bank disclaims beneficial ownership of such shares except to the extent that Union Bank actually has or shares voting power or investment power with respect to such shares.

(10) Includes 279 shares issued under the Company's Restricted Stock Plan that will vest on March 15, 2010. Includes 65,186 shares owned by Mr. Eicher's spouse. A total of 251,612 Class A shares are pledged as collateral.

(11) Includes 50,000 shares owned by Mr. Heimes' spouse.

(12) Includes 542,730 shares held by the Jeffrey R. Noordhoek Trust, 216,287 shares held by Union Bank as Trustee under a Class A GRAT established by Mr. Noordhoek, and 24,291 shares held by Union Bank as Trustee under a Class A CRUT established by Mr. Noordhoek. A total of 159,156 Class A shares are pledged as collateral for a line of credit which had not been drawn upon as of February 26, 2010.

(13) Includes 3,000 shares issued under the Company's Restricted Stock Plan, which vest in equal annual installments of 375 shares from March 2010 through March 2017, and 1,000 shares issued under the Company's Restricted Stock Plan which vest on April 30, 2010.

(14) Includes 19,832 shares that Mr. Abel has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 500 shares owned by Mr. Abel's spouse.

(15) Includes 13,888 shares that Ms. Farrell has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan.

(16) Includes 24,031 shares that Mr. Henning has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Also includes 3,090 shares owned by Mr. Henning's spouse.

(17) Includes 13,888 shares that Ms. Rath has elected to defer delivery of pursuant to the deferral election provisions of the Company's Directors Stock Compensation Plan. Amount also includes 1,200 shares owned by Ms. Rath's husband in an individual retirement account.

(18) Includes 15,672 shares owned jointly by Mr. Reardon and his spouse in a brokerage firm account, which may under certain circumstances involve a pledge of such shares as collateral.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC and the New York Stock Exchange reports of ownership of Company securities and changes in reported ownership. Executive officers, directors, and greater than ten percent shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on a review of the reports furnished to the Company, or written representations from reporting persons that all reportable transactions were reported, the Company believes that during the year ended December 31, 2009, the Company's executive officers, directors, and greater than ten percent beneficial owners timely filed all reports they were required to file under Section 16(a) of the Exchange Act, except as noted below.

Todd Eicher and Terry Heimes each failed to timely file a required Form 4 with respect to shares of Class A common stock sold on July 2, 2009. These shares were sold by each reporting person for diversification and estate planning purposes pursuant to a Rule 10b5-1 Sales Plan entered into on December 9, 2008 and March 13, 2009, respectively. The Company's staff, due to administrative error, made the Form 4 filings with respect to these transactions one day late, on July 8, 2009.

Rule 10b5-1, promulgated under the Exchange Act, allows executives of a company who are not in possession of material non-public information to establish pre-arranged plans to buy or sell a specified number of shares of such company's stock. Once a plan is established, the executive does not retain or exercise any discretion over sales of stock under the plan and the pre-planned trades may be executed at later dates as set forth in the plan, without regard to any subsequent material non-public information related to the company that the executive may receive.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Section 6 of the Company's Code of Conduct requires the disclosure of conflicts of interest (such as related party transactions) by officers and directors of the Company and provides that a relationship which involves or benefits one of the Company's officers or directors is not considered a conflict of interest if the Board of Directors is aware of the relationship and deems it to be immaterial. Accordingly, related party transactions are presented to the Board of Directors for their review and approval or ratification. See "Corporate Governance – Code of Business Conduct and Ethics for Directors, Officers, and Employees."

Additionally, Section 6 of the Company's Code of Conduct provides that officers and directors shall not have a material financial interest in any company that is selling supplies, furnishing services, or otherwise doing business with the Company, unless approved by the Company's executive management.

Some of the Company's directors and members of management beneficially own shares of stock or other ownership interests in other entities with which the Company does business and, in some cases, they serve on the Board of Directors and/or as executive officers of one or more such entities. These related parties include:

- *Union Bank and Trust Company and Farmers & Merchants Investment Inc.* — Union Bank is controlled by F&M, which owns 81.4% of Union Bank's common stock and 15.4% of Union Bank's non-voting preferred stock. Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, owns or controls 40.2% of the stock of F&M, while Mr. Dunlap's sister, Angela L. Muhleisen, owns or controls 38.55% of such stock. Mr. Dunlap serves as a director and co-president of F&M. Ms. Muhleisen serves as director and co-president of F&M and as a director, chairperson, president, and chief executive officer of Union Bank. At February 26, 2010, Union Bank beneficially owned 13.4% of the Company's common stock. F&M does not own 5% or more of the Company's stock; however, the stock holdings of both Union Bank and F&M are deemed to be beneficially owned by both Mr. Dunlap and Ms. Muhleisen, respectively. At February 26, 2010, Mr. Dunlap beneficially owned 35.2% of the Company's outstanding common stock and Ms. Muhleisen beneficially owned 19.9% of the Company's outstanding common stock.

- *Union Financial Services, Inc.* – Union Financial Services Inc. ("UFS") is a corporation which is owned 50% by Michael S. Dunlap, a significant shareholder, Chief Executive Officer, Chairman, and a member of the Board of Directors of the Company, and 50% by Stephen F. Butterfield, Vice Chairman and a member of the Board of Directors of the Company.

Transactions with Union Bank

During 2008, the Company sold approximately $535 million of FFELP student loans (the "FFELP Loans") to Union Bank. These loans were sold for a purchase price of 100 percent of the outstanding unpaid principal balance plus accrued and unpaid borrower interest. The Company recognized a loss on this loan sale of $3.9 million, which represented unamortized loan costs on this portfolio.

Including the loans sold in this transaction, Union Bank may purchase up to $750 million in FFELP loans from the Company in accordance with an affiliate transaction exemption granted by the Federal Reserve Board. In connection with the exemption and the loan purchase by Union Bank, an Assurance Commitment Agreement (the "Commitment Agreement") was also entered into, by and among, the Company, Union Bank, and Mr. Dunlap. Per the terms of the Commitment Agreement, the Company provided certain assurances to Union Bank designed to mitigate potential losses related to the FFELP Loans, including holding amounts in escrow equal to the unguaranteed portion and reimbursing Union Bank for losses, if any, related to the portfolio. As of December 31, 2009 and 2008, the Company held $13.9 million and $14.3 million, respectively, in escrow related to this agreement. As part of this agreement, the Company is obligated to buy back 30 days delinquent loans; in 2009, the Company bought back from Union Bank $36.9 million in loans related to this obligation. In conjunction with this transaction, the Company paid Union Bank approximately $374,000 to reimburse Union Bank related to FDIC insurance fees.

During 2009, the Company sold $76.4 million of loans to Union Bank under this $750 million exemption. The Company recognized a loss on this loan sale of $0.8 million, which represented unamortized costs on this portfolio.

Pursuant to agreements effective January 1999 and amended February 2005, the Company agreed to purchase certain guaranteed student loans from Union Bank as well as origination rights in guaranteed student loans to be originated in the future, except for loans committed for sale to others. Union Bank may continue to originate student loans, and such guaranteed student loans not previously committed for sale to others are to be sold by Union Bank to the Company in the future. Union Bank also granted to the Company exclusive rights as marketing agent for student loans on behalf of Union Bank, and thus the Company is responsible for marketing expenses with respect to such student loans.

The Company pays Union Bank a purchase price equal to 100% of the outstanding principal balance and accrued and unpaid interest on the loans purchased pursuant to the agreement described in the preceding paragraph, and also reimburses Union Bank for origination fees required to be paid to the Department of Education, for origination costs, and any borrower incentive program costs offered. This agreement renews automatically for successive one-year terms unless both parties mutually agree to terminate it.

During 2009, the Company paid the outstanding principal and accrued and unpaid interest of $47.6 million to Union Bank for the purchase of student loans (which includes loans purchased under the Commitment Agreement as discussed previously). No premiums were paid for loans purchased during 2009.

Pursuant to a June 2001 agreement, Union Bank, in its capacity as trustee for various grantor trusts, agreed to purchase from the Company participation interests in student loans. In 2009, the Company retained a portion of the interest earned from the participated loans at a rate equal to the difference between the borrower's interest rate on the loans and the most recently published 90-day commercial paper rate plus 50 basis points. However, the Company also must continue to pay the servicing costs with respect to such participated loans. The Company sold to Union Bank, as trustee, participation interests with balances of $613.3 million as of December 31, 2009. The Company has the option to purchase the participation interests from these grantor trusts at the end of a 364-day term upon termination of the participation certificate. The agreement automatically renews for additional 364-day terms unless either party gives notice to terminate. The agreement is also terminable by either party upon five business days' notice. This agreement provides beneficiaries of Union Bank's grantor trusts with access to investments in interests in student loans, while providing liquidity to the Company on a short-term basis. The Company can participate loans to Union Bank to the extent of availability under the grantor trusts, up to $750 million or an amount in excess of $750 million if mutually agreed to by both parties.

As of December 31, 2009, the Company purchased participation interests in private student loans from Union Bank in the amount of $18.9 million. The largest aggregate amount of principal outstanding on these participation interests during 2009 was $21.5 million, which was outstanding as of January 1, 2009. The Company received all interest income from the participated student loans, except for $0.3 million retained by Union Bank related to these participated student loans during 2009. Union Bank retains interest income on the participated student loans based on the three-month commercial paper rate plus 50 basis points, which was 1.42 % as of December 31, 2009.

The Company services loans for Union Bank, and, pursuant to a servicing agreement dated January 1, 1998, as amended, the Company charges a standard origination and servicing fee at a level substantially commensurate to those charged to the majority (in terms of volume of loans serviced) of the Company's non-affiliated servicing clients. Union Bank paid the Company fees pursuant to this servicing agreement aggregating $1.9 million in 2009. The servicing agreement is for a month-to-month term, subject to a removal fee based on the number of loans serviced. The Company may terminate the agreement in the event of a material uncured breach. Pursuant to the February 2005 amendment of agreements with Union Bank discussed previously, the Company began waiving fees charged under the servicing agreement on all loans originated as part of the February 2005 agreement as these loans are funded by and sold to the Company. On November 25, 2008, the Company entered into an additional loan servicing agreement with Union Bank to service the approximately $535 million FFELP Loans sold to Union Bank. Under this agreement the Company will receive a servicing fee of 34 basis points per year related to the FFELP Loans. Fees received in conjunction with this agreement are included in the servicing income for the year ended December 31, 2009 noted above.

On October 13, 2006, the Company purchased its corporate headquarters building and assumed certain existing lease agreements pursuant to which Union Bank leases office and storage space. The leases assumed by the Company provided for the lease to Union Bank of a total of approximately 15,000 square feet through June 30, 2008. The lease was amended to reduce the space leased to 4,000 square feet. Union Bank paid the Company approximately $70,000 for commercial rent and storage income during 2009. The amended lease agreement expires on June 30, 2018.

The Company has entered into an agreement to assist Union Bank in marketing and providing program operations related to certain college savings plans (the "College Savings Plans") under Section 529 of the Internal Revenue Code. Union Bank has agreed to pay the Company fees in an amount equal to 50% of the net profits, if any, associated with Union Bank's program management agreement with the College Savings Plans. Union Bank is entitled to a fee as program manager pursuant to its program management agreement with the College Savings Plans and is not entitled to other payments pursuant to that agreement. The Company has agreed to share 50% of the expenses relating to the program, up to a capped amount of $1.25 million over the life of the agreement, as well as 50% of mutually agreeable costs related to the program operations, if any, which exceed the aggregate of $1.25 million. In 2009, the Company received a net fee of $3.4 million arising from this agreement. This consulting and services agreement terminates when Union Bank's program manager agreement with the College Savings Plans terminate.

Nelnet Capital, LLC, a subsidiary of Nelnet, Inc ("Nelnet Capital"), serves as distributor on behalf of Union Bank for all advisor-sold accounts with the College Savings Plans. Nelnet Capital is entitled to approximately 10 basis points of plan assets pursuant to this agreement. Either party, upon 30 days' notice, may terminate this agreement. Nelnet Capital also serves as distributor on behalf of Union Bank for the TD Waterhouse accounts within the College Savings Plans. This agreement terminates upon termination of the TD Waterhouse distribution agreement for the College Savings Plans. Nelnet Capital received payments aggregating approximately $256,000 from these agreements in 2009.

Union Bank permits Nelnet Capital to gain certain access to Union Bank customers by permitting marketing efforts in Union Bank facilities. Nelnet Capital paid Union Bank 90% of its gross commissions, after deducting trading and closing expenses, which was approximately $118,000 in 2009.

The Company invests in student loan-backed investment securities from time to time by establishing several grantor trusts with Union Bank as trustee for Union Bank's Short Term Federal Investment Trust. As a grantor, the Company places cash into the trust account, and Union Bank uses such cash to acquire interests in student loan-backed investment securities on the Company's behalf. The Company earns the yield on the securities purchased by the trust and pays to Union Bank a trustee fee based on amounts invested and upon the type of investment asset being acquired in the trust account. As of December 31, 2009, the Company had $387.8 million invested in these trusts or deposited at Union Bank in operating accounts. Union Bank has created similar Short Term Federal Investment Trusts with non-affiliated trust beneficiaries, and the fees and terms applicable to the trust agreements it has entered into with the Company are substantially the same as the fees charged by Union Bank to the majority (in terms of assets) of non-affiliated persons. As trustee, Union Bank has agreed to return the Company's funds invested in these trusts or assets held on the Company's behalf in these trusts upon 30 days' notice from the Company at any time and thus terminate the trusts. The Company utilizes these trust arrangements as a short-term investment facility. Interest income earned by the Company on the amounts invested in these trusts was $2.9 million in 2009.

During 2009, the Company paid Union Bank approximately $72,000 in fees related to certain cash management activities.

The Company and Union Bank have an employee sharing arrangement with respect to a small group of employees. The arrangement requires each counterparty receiving services from any such employee to pay for the share of the employee's salary and payroll equal to the approximate percentage of such employee's time devoted to such recipient. This agreement renews automatically for one-year terms unless the parties mutually agree not to renew. During 2009, Union Bank paid the Company a net amount of approximately $74,000 under this agreement.

Union Bank has issued a letter of credit for the benefit of the Company, dated February 25, 2005 and amended on May 24, 2006, in the amount of $239,000. This letter of credit was increased to $300,000 by an amendment dated January 10, 2008. Union Bank charged no fee for providing this letter of credit.

During 2009, the Company received approximately $57,000 in fees from Union Bank for health and productivity services provided by the Company as part of its Total Well-Being program.

The Company has retained Union Bank to administer its 401(k) defined contribution plan. The fees charged by Union Bank are commensurate with those Union Bank charges to other employee benefit customers. Beginning in 2007, the fees paid to Union Bank to administer the plan are paid by the plan's participants. Total fees paid in 2009 to Union Bank by the plan's participants were approximately $193,000. The 401(k) plan agreement may be terminated upon 60 days' notice from either party.

Transactions with Farmers & Merchants and Its Related Parties

In connection with an agreement to sell certain loans, the Company has provided to The First Marblehead Corporation, or First Marblehead, and each special purpose entity, or SPE, named in the agreement a guarantee of liabilities of First National Bank Northeast, or First National, pursuant to indemnity covenants given by First National to First Marblehead with respect to a sale of loans from First National to First Marblehead. Mr. Dunlap is a director of First National, and F&M owns, indirectly, approximately 25% of the outstanding capital stock of that financial institution. The Company's liability under such guarantee is limited to an aggregate amount of $10 million, plus costs incurred by First Marblehead with respect to recovery efforts. In consideration for such guarantee, First Marblehead agreed to pay or cause a SPE to pay the Company the sum of 1% of the outstanding balance of private loans sold by First National to First Marblehead. This guarantee remains in effect until First Marblehead and the SPEs receive written notice from the Company to discontinue the guarantee or until all obligations of First National pursuant to its indemnity of First Marblehead are paid in full. During 2009, there was no activity under this agreement and the Company has not paid out any sums pursuant to the indemnity covenants thereunder.

In March 2001, Nelnet Capital hired Adminisystems, Inc., a subsidiary of F&M, to perform certain administrative services in connection with the investment portfolios maintained by the College Savings Plans. The fees to be paid under this agreement equal 40% of the distribution fees that Nelnet Capital receives with respect to certain accounts placed with the College Savings Plans. Nelnet Capital paid Adminisystems, Inc. approximately $173,000 in 2009. Any party upon 60 days' notice may terminate this agreement. In addition, the Company paid Adminisystems approximately $1,000 in 2009 related to other servicing fees.

Transactions with Union Financial Services

In December 2007, the Company approved an assignment of a lease to UFS. The lease is for approximately 3,100 square feet at a current base rent of $23.50 per square foot per year. The lease provides that the base rent shall be subject to specified increases through the termination date of the lease on August 31, 2010.

The Company owns a 74.753% interest in an aircraft due to the frequent business travel needs of the Company's executives and the limited availability of commercial flights in Lincoln, Nebraska, where the Company's headquarters are located. UFS owns the remaining 25.247% interest in the same aircraft. The aircraft joint ownership agreement between the Company and UFS for this aircraft will continue in effect on a month to month basis until terminated by mutual agreement. UFS will have the right to require the Company to purchase UFS's interest in the aircraft for an amount equal to UFS's pro rata portion (determined on the basis of its ownership percentage) of the aircraft's fair market value at that time. If the term of the joint ownership agreement is not extended by agreement of the Company and UFS, the aircraft must be sold and the net proceeds from the sale distributed to the Company and UFS in proportion to their ownership percentages. Under an aircraft maintenance agreement among the Company, UFS, and an unrelated aviation service company, a total of approximately $380,000 in management fees was paid to the service company in 2009, which amount was allocated to the Company and UFS based on their respective ownership percentages. The maintenance agreement also provides that the Company must pay for all flight operating expenses for each flight conducted on its behalf, with a corresponding obligation by UFS, and that both the Company and UFS must pay their pro-rata portion, based on actual use percentages, of the cost of maintaining the aircraft.

AUDIT COMMITTEE REPORT

Report of the Board Audit Committee

The Audit Committee of the Board of Directors (the "Committee") is responsible for the oversight of the integrity of the Company's consolidated financial statements, the Company's system of internal control over financial reporting, the Company's risk management, the qualifications and independence of the Company's independent auditor, the performance of the Company's internal and independent auditors, and the Company's compliance with legal and regulatory requirements. The Committee has the sole authority and responsibility to select, determine the compensation of, evaluate, and, when appropriate, replace the Company's independent auditor. The Committee is currently comprised of three independent directors and operates under a written charter adopted by the Board, a copy of which is available at www.nelnetinvestors.com. The Board has determined that each Committee member is independent under the standards of director independence established under the Company's Corporate Governance Guidelines and the New York Stock Exchange listing requirements and is also independent under applicable independence standards of the Exchange Act.

The Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and for the report on the Company's internal control over financial reporting. The Company's independent auditor, KPMG LLP, is responsible for auditing those financial statements and expressing an opinion as to their conformity with generally accepted accounting principles and for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee's responsibility is to oversee the financial reporting process and to review and discuss management's report on the Company's internal control over financial reporting. The Committee relies, without independent verification, on the information provided to it and on the representations made by management, the internal auditor, and the independent auditor.

The Committee held seven meetings during 2009. The Committee, among other things:

- Reviewed and discussed the Company's earnings releases, Quarterly Reports on form 10-Q, and Annual Report on form 10-K, including the consolidated financial statements

- Reviewed and discussed the Company's policies and procedures for risk assessment and risk management and the major risk exposures of the Company and its business units, as appropriate

- Reviewed and discussed the annual plan and the scope of the work of the internal auditor for fiscal 2009 and summaries of the reports to management by the internal auditor

- Reviewed and discussed the annual plan and scope of the work of the independent auditor

- Reviewed and discussed reports from management on the Company's policies regarding applicable legal and regulatory requirements

- Met with KPMG LLP, the internal auditor, and Company management in separate executive sessions

The Committee reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2009 with management, the internal auditor, and KPMG LLP. The Committee reviewed and discussed the critical accounting policies as set forth in the Company's Annual Report on Form 10-K, management's annual report on the Company's internal control over financial reporting, and KPMG LLP's opinion on the effectiveness of internal control over financial reporting. The Committee also discussed with management and the internal auditor the process used to support certifications by the Company's Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany the Company's periodic filings with the SEC and the processes used to support management's annual report on the Company's internal control over financial reporting.

The Committee discussed with KPMG LLP matters that independent accounting firms must discuss with audit committees under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board, including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance). This review included a discussion with management and KPMG LLP as to the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures within the Company's consolidated financial statements, including the disclosures relating to critical accounting policies.

KPMG LLP also provided to the Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Committee concerning independence. The Committee discussed with KPMG LLP their independence from the Company. When considering KPMG LLP's independence, the Committee considered if services they provided to the Company beyond those rendered in connection with their audit of the Company's consolidated financial statements, reviews of the Company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q, and their opinion on the effectiveness of the Company's internal control over financial reporting were compatible with maintaining their independence. The Committee also reviewed and pre-approved, among other things, the audit, audit-related, and tax services performed by KPMG LLP. The Committee received regular updates on the amount of fees and scope of audit, audit-related, and tax services provided.

Based on the Committee's review and these meetings, discussions, and reports, and subject to the limitations on the Committee's role and responsibilities referred to previously and in the Audit Committee Charter, the Committee recommended to the Board that the Company's audited consolidated financial statements for the year ended December 31, 2009 be included in the Company's 2009 Annual Report on Form 10-K for filing with the SEC.

The Committee has also selected KPMG LLP as the Company's independent auditor for the year ending December 31, 2010 and is presenting the selection to the shareholders for ratification.

Respectfully submitted,

Brian J. O'Connor, Chairman
Kathleen A. Farrell
Thomas E. Henning
James H. Van Horn*

* Mr. Van Horn resigned from the Board and the Committee effective February 15, 2010.

PROPOSAL 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects the Company's independent registered public accounting firm. This proposal is put before the shareholders because the Board believes that it is good corporate practice to seek shareholder ratification of the selection of the independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the shareholders' vote when determining whether to continue the firm's engagement.

The Board of Directors of the Company recommends a vote FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2010.

The affirmative vote of the holders of a majority of the shares of common stock present or represented and entitled to be voted at the Annual Meeting is required to ratify the appointment of KPMG LLP. Unless marked to the contrary, proxies will be voted FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for 2010.

Representatives of KPMG LLP are expected to attend the Annual Meeting and to respond to appropriate questions from shareholders present at the meeting and will have an opportunity to make a statement if they desire to do so.

Independent Accountant Fees and Services

Aggregate fees for professional services rendered by KPMG LLP for the years ended December 31, 2009 and 2008 are set forth below.

		2009	2008
Audit fees	$	634,461	864,795
Audit-related fees		1,014,384	1,019,645
Tax fees		129,948	393,648
All other fees		1,500	1,500
Total	$	1,780,293	2,279,588

Audit fees were for professional services rendered for the audits of the consolidated financial statements of the Company and subsidiary audits, the audit on the effectiveness of the Company's internal control over financial reporting, and consents.

Audit-related fees were for assurance and other services related to service provider compliance reports, employee benefit plan audits, agreed-upon procedures, and consultations concerning financial accounting and reporting standards.

Tax fees were for services related to tax compliance and planning.

All other fees represent the amount paid by the Company for access to an on-line accounting and tax reference tool.

The Audit Committee's pre-approval policy and procedures are outlined in its charter. The Audit Committee has the sole authority to appoint, retain, and terminate the Company's independent auditor, which reports directly to the Audit Committee. The Audit Committee is directly responsible for the evaluation, compensation (including as to fees and terms), and oversight of the work of the Company's independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for the Company. All related fees and costs of the independent auditor, as determined by the Audit Committee, are paid promptly by the Company in accordance with its normal business practices. All auditing services and permitted non-audit services performed for the Company by the independent auditor, including the services described above, are pre-approved by the Audit Committee, subject to applicable laws, rules, and regulations. The Audit Committee may form and delegate to a subcommittee the authority to grant pre-approvals with respect to auditing services and permitted non-auditing services, provided that any such grant of pre-approval shall be reported to the full Audit Committee at its next meeting.

OTHER SHAREHOLDER MATTERS

Householding

Under SEC rules, we are allowed to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more shareholders sharing the same address. We may do this only if the shareholders at that address share the same last name or if we reasonably believe that the shareholders are members of the same family or group. If we are sending a Notice, the envelope must contain a separate Notice for each shareholder at the shared address. Each Notice must also contain a unique control number that each shareholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each shareholder at the shared address a separate proxy card.

We believe these rules are beneficial to both our shareholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, shareholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, at: 1-800-542-1061, or in writing at: Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days of receipt of your request, following which you will begin receiving an individual copy of the material.

You can also contact Broadridge at the phone number above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Other Business

On the date that this Proxy Statement is first made available to shareholders, the Board of Directors has no knowledge of any other matter which will come before the Annual Meeting other than the matters described herein. However, if any such matter is properly presented at the Annual Meeting, the proxy solicited hereby confers discretionary authority to the proxies to vote in their sole discretion with respect to such matters, as well as other matters incident to the conduct of the Annual Meeting.

Shareholder Proposals for 2011 Annual Meeting

Shareholder proposals intended to be presented at the 2011 Annual Meeting of Shareholders, currently scheduled for May 26, 2011, must be received at the Company's offices at 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary, on or before December 16, 2010, to be eligible for inclusion in the Company's 2011 proxy materials. The inclusion of any such proposal in such proxy materials shall be subject to the requirements of the proxy rules adopted under the Exchange Act, (the "Proxy Rules"). The submission of a shareholder proposal does not guarantee that it will be included in the Company's Proxy Statement.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board of Directors, in compliance with federal proxy rules, applicable state law, and other legal requirements and without seeking to have the proposal included in the Company's Proxy Statement pursuant to the Proxy Rules. The Company's By-Laws provide that the Secretary of the Company must receive any such proposal or nominations for the Company's 2011 Annual Meeting by February 25, 2011 (90 days before the 2011 Annual Meeting date). The notice must contain the information required by the Company's By-Laws. A proxy may confer discretionary authority to vote on any matter at a meeting if the Company does not receive notice of the matter within the time frame described above. A copy of the Company's By-Laws is available at the Company's Web site at www.nelnetinvestors.com under "Corporate Governance" – "Corporate Documents" or is available upon request to: Nelnet, Inc., 121 South 13th Street, Suite 201, Lincoln, Nebraska 68508, Attention: Corporate Secretary. The Chairman of the meeting may exclude matters that are not properly presented in accordance with these requirements.

MISCELLANEOUS

The information referred to under the captions "Compensation Committee Report," and "Audit Committee Report" (to the extent permitted under the Securities Act of 1933, as amended (the "1933 Act")) (i) shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or the liabilities of Section 18 of the Exchange Act, and (ii) notwithstanding anything to the contrary that may be contained in any filing by the Company under the Exchange Act or the 1933 Act, shall not be deemed to be incorporated by reference in any such filing.